# 2010 ANNUAL REPORT






# FIDELITY SOUTHERN CORPORATION

Fidelity Southern Corporation ("Fidelity"), a Georgia corporation incorporated on August 3, 1979, is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

Fidelity Bank was founded in 1974 and is one of the largest community banks in metro Atlanta.

Fidelity Southern Corporation, through its operating subsidiaries Fidelity Bank (www.lionbank.com) and LionMark Insurance Company, provides a wide range of banking, mortgage and investment services, and credit-related insurance products to a growing customer base through 23 branches in Atlanta, Georgia, a branch in Jacksonville, Florida, and an insurance office in Atlanta, Georgia. Mortgage and construction loans are also offered through the office in Jacksonville, Florida. In addition, the Bank provides automobile and SBA loans through employees located throughout the Southeast.

As of December 31, 2010, Fidelity had total assets and shareholders' equity of $1.95 billion and $141 million, respectively.

**Our Mission:**

Fidelity's mission is to continue growth, improve earnings and increase shareholder value; to treat customers, employees, community and shareholders according to the Golden Rule; and to operate within a culture of strong internal controls.

**Common Stock:**

Fidelity's common stock trades on the NASDAQ Global Select Market under the symbol LION.

**Annual Meeting:**

The Annual Meeting of Shareholders will be held on Thursday, April 28, 2011, at 3:00 p.m. in Fidelity's Board Room, Suite 1550, at 3490 Piedmont Road, N.E., Atlanta, Georgia 30305.

FIDELITY SOUTHERN CORPORATION
3490 Piedmont Road NE
Suite 1550
Atlanta, Georgia 30305

# NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on April 28, 2011

The Annual Meeting of Shareholders of Fidelity Southern Corporation will be held at One Securities Centre, 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305, on Thursday, April 28, 2011, at 3:00 p.m. for the following purposes:

1. To elect nine directors to serve until their successors are duly elected and qualified at the Annual Meeting of Shareholders in 2012;

2. To approve the Amendment to the Company's Equity Incentive Plan;

3. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011;

4. An advisory (non-binding) vote on executive compensation; and

5. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 3, 2011, will be entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

A Proxy Statement and a Proxy are enclosed. Whether or not you plan to attend, please vote your shares by completing, signing, dating, and returning the enclosed Proxy as soon as possible in the postage-paid envelope provided.

If your shares are held in "street name," that is, held for your account by a broker or other nominee, you will receive instructions from the holder of record that you must follow for your shares to be voted.

Also enclosed is a copy of Fidelity's 2010 Annual Report to Shareholders including Form 10-K.

By Order of the Board of Directors,



Martha C. Fleming
Corporate Secretary

March 23, 2011

Table of Contents

FIDELITY SOUTHERN CORPORATION
3490 Piedmont Road NE
Suite 1550
Atlanta, Georgia 30305

PROXY STATEMENT

## GENERAL INFORMATION

The enclosed Proxy is solicited on behalf of the Board of Directors of Fidelity Southern Corporation ("Fidelity" or "Company") in connection with the Annual Meeting of Shareholders ("Annual Meeting") to be held at One Securities Centre, 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305, on Thursday, April 28, 2011, at 3:00 p.m., and at any adjournment thereof. This Proxy Statement, the enclosed Proxy Card, and Fidelity's 2010 Annual Report to Shareholders including its Form 10-K are being mailed to our shareholders on or about March 23, 2011.

Your vote is very important. For this reason, the Board of Directors is requesting that you permit your common stock ("Common Stock") to be represented at the Annual Meeting by the individuals named on the enclosed Proxy Card. If no specification is made, the proxies received by the Company will be voted for all of the nominees for director named in this Proxy Statement, and upon such other matters as may properly come before the Annual Meeting or any adjournment thereof, according to the best judgment of the Proxy Committee elected by the Board of Directors and composed of Wm. Millard Choate and H. Palmer Proctor, Jr.

The presence of a majority of the votes entitled to be cast at the Annual Meeting, represented in person or by Proxy, will constitute a quorum. The nine nominees receiving the highest vote totals will be elected as directors of Fidelity. A majority of the votes cast at the Annual Meeting is required to approve other proposals, unless the vote of a greater number is required by law.

### *Who Can Vote*

Each shareholder of record at the close of business on March 3, 2011, is entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. Each share of Fidelity Common Stock entitles the shareholder to one vote on any matter coming before a meeting of Fidelity shareholders. On March 3, 2011, the record date for the Annual Meeting, there were 10,776,280 shares of Fidelity Common Stock outstanding and eligible to vote. The enclosed Proxy Card shows the number of shares that you are entitled to vote. If you own any shares in Fidelity's Direct Stock Purchase and Dividend Reinvestment Plan or the Employee Stock Purchase Plan, the enclosed Proxy Card includes the number of shares you had in that plan on the record date for the Annual Meeting, as well as the number of shares registered in your name.

### *How Do I Cast My Vote*

If you are the record owner of your shares (either in certificates, book-entry, or in the Direct Stock Purchase and Dividend Reinvestment Plan or the Employee Stock Purchase Plan), you have the following voting options:

- By mail by completing, signing, dating, and returning the enclosed Proxy Card; or
- By attending the Annual Meeting and voting your shares in person.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by Proxy.

If you provide specific voting instructions, your shares will be voted as instructed. If you hold shares in your name and sign and return a Proxy Card without giving specific voting instructions, your shares will be voted for the proposals at the Annual Meeting. If you hold your shares in your name and do not return a valid Proxy Card or vote in person at the Annual Meeting, your shares will not be voted.

If you hold your shares in a brokerage account or through another nominee, your broker or nominee (the "record holder") is forwarding these Proxy materials to you along with voting instructions. The record holder is required to vote your shares in accordance with your instructions. If you do not give the record holder instructions, the record holder has the authority to vote your shares on certain "routine" matters. At the Annual Meeting, the ratification of auditors is deemed "routine" which means that the record holder can vote your shares if you do not timely provide instructions. Although most brokers and nominees offer telephone and Internet voting, availability and specific procedures will depend on their voting arrangements. Please follow their directions carefully.

Every vote is important! Please vote your shares promptly.

***What Am I Voting On***

There are four proposals that will be presented for your consideration at the Annual Meeting:

- To elect nine directors;
- To approve the Amendment to the Company's Equity Incentive Plan;
- To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011; and
- An advisory (non-binding) vote on executive compensation.

Other business may be addressed at the Annual Meeting if it properly comes before the Annual Meeting. However, we are not aware of any such other business.

***Can I Change My Vote***

If you are a record owner, you may revoke your Proxy and change your vote at any time before voting begins on any proposal. You may do this by either giving our Corporate Secretary written notice of your revocation, signed Proxy Card with a later date, or by attending the Annual Meeting and electing to vote in person. However, your attendance at the Annual Meeting will not automatically revoke your Proxy; you must specifically revoke your Proxy. If your shares are held in nominee or "street name," you should contact your broker or other nominee regarding the revocation of proxies.

***What Quorum is Needed to Hold the Annual Meeting***

In order to conduct the Annual Meeting, a majority of Fidelity shares entitled to vote must be present in person or by Proxy. This is called a quorum. If you return a valid Proxy or elect to vote in person at the Annual Meeting, you will be considered part of the quorum.

Abstentions, withheld votes, and broker non-votes will be included in the calculation of the number of votes represented in person or by Proxy at the Annual Meeting in determining whether the quorum requirement is satisfied. Abstentions, withheld votes, and broker non-votes will have the effect of a negative vote on all proposals other than the ratification of the appointment of the Company's independent registered public accounting firm.

***What are Broker Non-Votes***

A broker "non-vote" occurs when a brokerage firm, bank or other nominee does not vote shares that it holds in "street name" on behalf of a beneficial owner because the beneficial owner has not provided voting instructions to the nominee with respect to a nondiscretionary item to be voted upon. Proposals 1, 2, and 4 are non-discretionary items for which a nominee will not have the discretion to vote without voting instructions from the beneficial owner. Proposal 3 is a discretionary item for which a nominee will have the discretion to vote, even without voting instructions from the beneficial owner. Broker non-vote shares will be included in the number of shares considered present at the meeting for the purpose of determining whether there is a quorum. The effect of a broker non-vote on the outcome of the vote on a proposal will depend on the applicable voting standard for the proposal. For instance, if the approval of the proposal requires the affirmative vote of a majority of the outstanding shares, a broker non-vote would have the effect of a negative vote in determining the outcome of the vote on the proposal. On the other hand, if the approval of the proposal requires the affirmative vote of the majority of the shares present in person or represented by Proxy at the meeting and entitled to vote on the proposal, a broker non-vote, being shares not entitled to vote, would not have any effect on the outcome of the vote on the proposal.

*What Vote is Needed*

The nine nominees for director receiving the highest vote totals will be elected as directors of Fidelity. All other matters will be decided by the affirmative vote of the majority of the votes cast at the Annual Meeting.

*What is our Voting Recommendation*

Our Board of Directors recommends that you vote "FOR" each of the four proposals.

Proxy Cards that are timely signed, dated, and returned but do not contain instructions on how you want to vote will be voted in accordance with our Board of Directors' recommendation.

*Proxy Solicitation*

Fidelity will bear the expenses of soliciting proxies, including the cost of preparing and mailing this Proxy Statement. Fidelity will furnish solicitation materials to banks, brokerage houses, and other custodians, nominees, and fiduciaries for forwarding to beneficial owners of shares of the common stock and normal handling charges may be paid for such forwarding service. In addition, directors, officers, and other employees of Fidelity who will not be additionally compensated therefor may solicit proxies in person or by telephone, email, or other means.

*Notice Regarding the Availability of Proxy Materials*

We have posted materials related to the 2011 Annual Meeting on the Internet. The following materials are available on a secure Internet website, located at https://materials.proxyvote.com/316394 that is compliant with regulatory standards and does not utilize tracking cookies or site visit intelligence tracking:

- This Proxy Statement for the 2011 Annual Meeting, and
- Fidelity's 2010 Annual Report to Shareholders, including its Form 10-K filed with the Securities and Exchange Commission.

## PROPOSAL # 1 – ELECTION OF DIRECTORS

*Shareholder Nominees*

The policy of the Nominating Committee is to consider properly submitted proposed nominations for membership on the Board of Directors submitted by shareholders who own at least 1,000 shares of Common Stock of Fidelity and have held the stock for at least one year. Any proposed nomination by a shareholder for consideration by the Nominating Committee must include the proposed nominee's name and qualifications and a statement to the effect that the proposed nominee has agreed to the submission of his/her name as a candidate for nomination as a director. The proposed nomination should be sent to the Chairman of the Nominating Committee of Fidelity Southern Corporation, 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305. In order to timely consider any candidate, the shareholder must submit the recommendation on or before November 1 immediately preceding the next annual meeting of shareholders. None of our qualifying shareholders nominated any prospective nominees to our Nominating Committee for consideration at the Annual Meeting.

*Identifying and Evaluating Nominees for Director*

The Nominating Committee utilizes a variety of methods for identifying and evaluating nominees for director. Nominees for director are selected for their character, judgment, diversity of experience, acumen, ability to work with others, and their ability to act for the benefit of Fidelity and its shareholders. The Nominating Committee evaluates the totality of the merits of each prospective nominee and does not restrict itself by establishing minimum qualifications or attributes. The Nominating Committee has a written policy regarding diversity that seeks to provide the Board with a depth of experience and differences in viewpoints and skills. The Nominating Committee's Director Qualification Standards and Procedure for Identifying and Evaluating Candidates is available under the Investor Relations section of our website at *www.fidelitysouthern.com*.

The name of any candidate for nomination as a director may be submitted to the Nominating Committee by shareholders, as described above, and directors. The Nominating Committee will review the qualifications of each candidate submitted and conduct such inquiries as it determines appropriate. There is no difference in the manner by which the Nominating Committee evaluates prospective nominees for director based on the source from which the individual was first identified. The Nominating Committee recommends, by a majority vote of its members, to the entire Board of Directors those candidates it believes will best serve Fidelity and its shareholders, meet the qualifications set forth in the director qualification standards, and have such other requisite skills and knowledge deemed necessary by the Nominating Committee of a director of Fidelity.

The number of directors is currently set at nine by resolution of the Board of Directors. The number of directors may be increased or decreased from time to time by resolution of the Board of Directors or of the shareholders, but no decrease shall have the effect of shortening the term of an incumbent director. The terms of office for directors continue until the next annual meeting of shareholders or until their successors are elected and qualified.

Fidelity's Board of Directors has determined that each member of its Board, other than James B. Miller, Jr., Chief Executive Officer of Fidelity, and H. Palmer Proctor, Jr., President of Fidelity, were "independent" during 2010 as defined in the NASDAQ Marketplace Rules.

In the event that any nominee withdraws or for any reason is not able to serve as a director, the Proxy will be voted for such other person as may be designated by the Board of Directors as substitute nominee unless the Board of Directors or shareholders by resolution provide for a lesser number of directors, but in no event will the Proxy be voted for more than nine nominees. Management has no reason to believe that any nominee will not serve if elected.

***Nominating Committee Report***

The Nominating Committee reviewed the qualifications of the director nominees, found them to meet the criteria for directors established by the Nominating Committee, and recommended the slate to the Board of Directors as director nominees for election at the 2011 Annual Meeting of Shareholders.

Major General (Ret) David R. Bockel, Chairman
W. Clyde Shepherd III
Rankin M. Smith, Jr.

***Information About Nominees for Director***

The following information as of March 3, 2011, has been furnished by the respective nominees for director. All nominees for election to the Board of Directors set forth in this Proxy Statement currently serve as directors of Fidelity. Except as otherwise indicated, each nominee has been engaged in his present principal employment, in the same position, for more than five years. As described below, the Nominating Committee has determined that each nominee is qualified to serve on the Board after giving consideration to the Company's business operations and corporate structure.

| Name | Age | Year First Elected | Business Experience During Past Five Years and Other Information |
|---|---|---|---|
| James B. Miller, Jr. [(1)] | 70 | 1979 | Chairman of the Board and Chief Executive Officer of Fidelity since 1979. President of Fidelity from 1979 to April 2006. A director of Fidelity Bank, a wholly owned subsidiary of Fidelity, since 1976; President of Fidelity Bank from 1977 to 1997 and from December 2003 through September 2004; and Chief Executive Officer of Fidelity Bank from 1977 to 1997, and from December 2003 until present. Chairman of Fidelity Bank since 1998. Chairman of LionMark Insurance Company, a wholly owned subsidiary, since November 2004. Chairman of Berlin American Companies and other family investment companies since 1977. A director of Interface, Inc., a carpet and fabric manufacturing company, since 2000, and of American Software Inc., a software development company, since 2002.<br><br>Mr. Miller's education and experience as an attorney, experience |

| Name | Age | Year First Elected | Business Experience During Past Five Years and Other Information |
|---|---|---|---|
| | | | running a company in Germany, in addition to the years of experience employed as an executive officer of Fidelity, serving on Fidelity's Board of Directors as well as serving on the boards of various community organizations and public companies qualify him to serve as a director. |
| Major General (Ret) David R. Bockel [(2) (3) (4)] | 66 | 1997 | Executive Director, Reserve Officers Association of the United States, a 63,000 member organization headquartered in Washington, D.C., since November 2009; Deputy Executive Director, from October 2003 to November 2009. A director of Fidelity Bank since 1997.<br><br>Major General (Ret) Bockel's previous experience as founder and head of an advertising company, his military experience commanding 18,000 soldiers with responsibility for military facilities and equipment over five states, and his current position qualify him to serve as a director. |
| Wm. Millard Choate [(2)] | 58 | 2010 | Founder and President of Choate Construction Company, a commercial construction and interior construction firm with offices headquartered in Atlanta, Georgia, since 1989. A director of Fidelity Bank since April 2010.<br><br>The experience Mr. Choate received founding his company and establishing all operations, procedures, banking, insurance and bonding relationships, marketing, preconstruction estimating, and technology, in addition to his degrees in economics and business qualify him to serve as a director. |
| Dr. Donald A. Harp, Jr. [(2) (3)] | 72 | 2008 | Adjunct Professor, Candler School of Theology, Emory University, since September 2008. Minister Emeritus of Peachtree Road United Methodist Church since July 2008. Senior Minister of Peachtree Road United Methodist Church from 1988 to July 2008. A director of Fidelity Bank since 2008.<br><br>Dr. Harp brings to the Board of Directors his experience of over 20 years managing a $7 million church budget and staff of 60 people, as well as his membership on many non-profit boards and experience as mayor pro-tem of a city with budget and other management responsibilities, which qualify him to serve as a director. |
| Kevin S. King [(1) (3)] | 63 | 1998 | Of Counsel, Isenberg & Hewitt, P.C., Atlanta, Georgia, since January 2011. An attorney in Georgia from 1972 to present. A director of Fidelity Bank since 1998.<br><br>Mr. King's qualifications to serve as director include degrees earned in accounting and law, and various business and legal positions over 40 years, including executive vice president/general counsel, a member of several for profit and non-profit boards, and as a lawyer in private practice. |
| William C. Lankford, Jr. [(3)] | 61 | 2010 | Member of Moore Stephens Tiller, LLC, from 1979 to present. Managing Member from 1990 to September 2009. A director of Fidelity Bank since January 2010.<br><br>Mr. Lankford's position as a CPA with broad accounting, tax, and business experience gained from being in public practice for 38 years qualify him to serve as a director. |

| Name | Age | Year First Elected | Business Experience During Past Five Years and Other Information |
|---|---|---|---|
| H. Palmer Proctor, Jr. (1) | 43 | 2004 | President of Fidelity since April 2006; Senior Vice President of Fidelity from January 2006 to April 2006; Vice President of Fidelity from April 1996 to January 2006. President of Fidelity Bank since October 2004. Director and Secretary/Treasurer of LionMark Insurance Company, a wholly owned subsidiary, since November 2004. A director of Fidelity Bank since 2004.<br><br>As an executive of Fidelity and Fidelity Bank, Mr. Proctor offers expertise in financial services and a unique understanding of our markets, operations, and competition, which qualify him to serve as a director. |
| W. Clyde Shepherd III (1) (4) | 50 | 2003 | President, Plant Improvement Co., Inc., a highway construction/real property lessor company located in Atlanta, Georgia, since 1997. President or Vice President/Secretary of Toco Hill, Inc., a real estate/lessor and investment company located in Atlanta, Georgia, since 1983. Manager and partner of WCS Investment Partnership, LLLP, an active investment holding company located in DeKalb County and Walton County, Georgia, since 2003. A director of Fidelity Bank since 1998.<br><br>Mr. Shepherd's extensive business experience as head of a highway construction, investment, and real property lessor companies, as well as degrees earned in the fields of finance and economics qualify him to serve as a director. |
| Rankin M. Smith, Jr. (2) (4) | 63 | 1987 | Owner and Manager, Seminole Plantation, a shooting preserve located in Thomasville, Georgia, since 1991. Chairman of the Board of Trustees of Thomas University from January 2009 to January 2011 and Trustee from 2004 to present. Director of Archbold Medical Foundation from 2005 to present. Director, advisor and shareholder of Atlanta Falcons Football Club from 1990 to 2002. A director of Fidelity Bank since 1987.<br><br>Mr. Smith brings to the Board of Directors his many years of experience as a member and executive of various organizations, which qualify him to serve as a director. |

(1) Member of the Executive Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Audit Committee of the Board of Directors
(4) Member of the Nominating Committee of the Board of Directors

There are no family relationships between any director, executive officer, or nominee for director of Fidelity or any of its subsidiaries.

***Recommendation***

The Board of Directors recommends a vote "FOR" each of the above nominees for director. Unless marked to the contrary, Proxy Cards received by the Company will be voted "FOR" this proposal.

## PROPOSAL # 2 – APPROVAL OF THE AMENDMENT TO THE COMPANY'S EQUITY INCENTIVE PLAN

***Equity Incentive Plan Summary***

*General Information.* The Board of Directors adopted the Fidelity Southern Corporation Equity Incentive Plan (the "Plan") on January 19, 2006, and the shareholders of Fidelity approved the Plan on April 26, 2006. The purpose of the Plan is to assist Fidelity in recruiting and retaining employees and directors by enabling them to receive awards and participate in the future success of Fidelity.

*Amendment.* The Compensation Committee of the Board of Directors has recommended that Fidelity adopt an amendment to the Plan ("Amendment") to provide for the following changes in the Plan:

- Increase the number of shares of Fidelity's Common Stock that may be issued under the Plan from 750,000 to 2,250,000;
- Extend the term of the Plan by an additional five years for awards other than incentive stock options ("ISO"), so that incentive stock options may be granted until January 18, 2016, and other awards may continue to be granted until January 19, 2021;
- Delete the ability of Fidelity to award restricted stock units;
- Increase the number of shares authorized under the Plan that may be issued in the aggregate pursuant to awards other than options from 250,000 to 750,000;
- Modify certain of the provisions of the Plan relating to incentive awards;
- Add specific language addressing compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code").

The Board of Directors approved the Amendment on March 17, 2011. The Plan requires that the Amendment be approved by the Fidelity shareholders before the Amendment may be adopted.

*Types of Awards.* The Plan, as originally adopted, permits Fidelity to grant stock options (both incentive stock options ("ISOs") and non-qualified stock options ("NQSOs")), stock appreciation rights ("SARs"), restricted stock awards ("Restricted Stock Awards"), restricted stock units ("RSUs"), and other incentive awards ("Incentive Awards"). The Amendment deletes the ability of Fidelity to award RSUs because of the difficulties in complying with Section 409A of the Code with respect to such Awards. Fidelity has not issued these types of Awards in the past and has no present intent to do so in the future.

*Separate Written Agreements.* All awards granted under the Plan are governed by separate written agreements between Fidelity and the selected participants. The written agreements specify when the award may become exercisable, vested, or payable. No right or interest of a participant in any award will be subject to any lien, obligation, or liability of the participant. The laws of the State of Georgia govern the Plan. The Plan is unfunded, and Fidelity will not segregate any assets to cover awards under the Plan. The Plan is not tax qualified within the meaning of Section 401(a) of the Code, nor is it subject to the Employee Retirement Income Security Act of 1974, as amended.

*Term of Plan.* The Plan originally provided that no awards may be granted after January 19, 2016. The Amendment extends the term, by providing that no awards may be granted after January 19, 2021 (15 years following the effective date of the Plan), and no ISOs may be granted after January 19, 2016, since all ISOs must still be granted within 10 years from the original date of adoption of the Plan.

*Administration.* Fidelity bears all expenses of the Plan. The Compensation Committee of the Board of Directors (the "Committee") administers the Plan. The Committee has authority to grant awards to such persons and upon such terms and conditions (not inconsistent with the provisions of the Plan) as it may consider appropriate. The Committee may delegate to one or more officers of Fidelity all or part of its authority and duties with respect to awards to individuals who are not subject to Section 16 of the Exchange Act.

*Eligibility for Participation.* Any of Fidelity's employees, including any employee of a current or future subsidiary of Fidelity (an "Affiliate") and any member of the Board of Directors of Fidelity (whether or not an employee), is eligible to receive an award, except that only employees are eligible to receive ISOs.

*Shares Subject to Plan.* The Plan provides that the maximum number of shares of Common Stock of Fidelity that may be issued under the Plan pursuant to awards is 750,000 shares. All of such shares may be issued pursuant to options. However, under the Plan prior to the proposed amendment, only 250,000 of such shares may be issued in the aggregate pursuant to awards other than options. In any calendar year, no participant may receive awards that relate to more than 125,000 shares. The maximum number of shares of Common Stock that may be issued pursuant to awards, the per individual limits on awards, and the terms of outstanding awards will be adjusted as is equitably required in the event of corporate transactions and other appropriate events. The Amendment provides that the maximum number of shares of Fidelity Common Stock that may be issued under the Plan pursuant to awards is 2,250,000 shares, including the 750,000 shares originally approved for the Plan. The Amendment also proportionately increases the maximum number of such shares that may be issued in the aggregate pursuant for awards other than options to 750,000, including the 250,000 other than option shares awards originally approved for the Plan.

*Options.* A stock option entitles the participant to purchase from Fidelity a stated number of shares of its Common Stock. The Committee will designate whether the option is an ISO or a NQSO and specify the number of shares of Common Stock subject to the option. In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of Common Stock with respect to which an ISO may become exercisable for the first time during any calendar year cannot exceed $100,000. If this limitation is exceeded, the ISOs which cause the limitation to be exceeded will be treated as NQSOs. The exercise price per share of Common Stock may not be less than the fair market value of the Common Stock on the date the option is granted. With respect to an ISO granted to a participant who beneficially owns more than 10 percent of the combined voting power of Fidelity or any Affiliate (determined by applying certain attribution rules), the exercise price per share may not be less than 110 percent of the fair market value of the Common Stock on the date the option is granted. The exercise price may be paid in cash or, if the agreement so provides, by tendering shares of Common Stock or some other method of payment.

*Stock Appreciation Rights.* A SAR entitles the participant to receive, upon exercise, the excess of the fair market value on that date of each share of Common Stock subject to the exercised portion of the SAR over the fair market value of each such share on the date of the grant of the SAR. A SAR can be granted alone or in tandem with an option. A SAR granted in tandem with an option is called a Corresponding SAR and entitles the participant to exercise the option or the SAR at which time the other tandem award expires. The Committee will specify the number of shares of Common Stock subject to a SAR and whether the SAR is a Corresponding SAR. No participant may be granted Corresponding SARs in tandem with ISOs which are first exercisable in any calendar year for shares of Common Stock having an aggregate fair market value (determined as of the date of grant) that exceeds $100,000. A Corresponding SAR may be exercised only to the extent that the related option is exercisable and the fair market value of the Common Stock exceeds the exercise price of the related option. As set forth in an award agreement, the amount payable as a result of the exercise of a SAR may be settled in cash, Common Stock, or a combination of each.

*Restricted Stock Awards.* A Restricted Stock Award is the grant or sale of shares of Common Stock, which may be subject to forfeiture restrictions. The Committee will prescribe whether the Restricted Stock Award is forfeitable and the conditions to which it is subject. If the participant must pay for a Restricted Stock Award, payment of the award generally shall be made in cash or, if the agreement so provides, by some other method of payment. Prior to forfeiture, a participant will have all rights of a shareholder with respect to the shares that are the subject of the Restricted Stock Award, including the right to receive dividends and vote the shares; provided, however, the participant may not transfer the shares. Fidelity shall retain custody of the certificates evidencing the shares until they are no longer forfeitable.

*Incentive Awards.* An Incentive Award entitles the participant to receive cash or Common Stock when certain conditions are met. No participant may receive an Incentive Award in any calendar year (i) with reference to a specified dollar limit of more than $250,000 and (ii) with reference to a specified number of shares of Common Stock of more than 125,000 shares. As set forth in the agreement, an Incentive Award may be paid in cash, Common Stock or a combination of each. The Amendment revises the Incentive Award provisions of the Plan to provide that the recipient of any such Award must remain actively employed until the date all conditions for payment have been satisfied, that payment will be made within seventy five (75) days after satisfaction of all such conditions, and to clarify that such Awards may be revised to become payable upon a Change in Control as defined in the Plan.

*Performance Objectives.* The Committee has discretion to establish performance conditions for when options or SARs become exercisable, and Restricted Stock Awards become vested. Those performance conditions can be stated with respect to Fidelity's, an Affiliate's or a business unit's (a) total shareholder return; (b) total shareholder return as compared to total return (on a comparable basis) of a publicly available index; (c) net income; (d) pretax earnings; (e) funds from operations; (f) earnings before interest expense, taxes, depreciation and amortization; (g) operating margin; (h) earnings per share; (i) return on equity, capital, assets or investment; (j) operating earnings; (k) working capital; (l) ratio of debt to shareholders equity and (m) revenue. An award that is intended to become exercisable, vested or payable on the achievement of performance conditions means that the award will not become exercisable, vested or payable solely on mere continued employment or service. However, such an award, in addition to performance conditions, may be subject to continued employment or service by the participant. Additionally, the vesting, exercise or payment of an award can be conditioned on continued employment or service if it is not intended to be contingent on performance conditions.

*Change in Control.* In the event of or in anticipation of a "Change in Control" (as defined in the Plan), the Committee in its discretion may terminate outstanding awards (i) by giving the participants an opportunity to exercise the awards that are then exercisable and then terminating, without any payment, all awards that have not been exercised (including those that were not exercisable) or (ii) by paying the participant the value of the awards that are then vested, exercisable or payable without payment for any awards that are not then vested, exercisable or payable. However, awards will not be terminated to the extent they are to be continued after the Change in Control.

*Shareholder Rights.* No participant shall have any rights as a shareholder of Fidelity until such award is settled by the issuance of Common Stock (other than a Restricted Stock Award for which the participant will have the right to receive dividends and vote the shares).

*Transferability.* Generally, each award is non-transferable except by will or the laws of descent and distribution. During the lifetime of the participant to whom the award is granted, the award may only be exercised by, or payable to, the participant. However, the Committee may provide that awards other than ISOs or Corresponding SARs that are related to ISOs may be transferred to certain family members. The holder of the transferred award will be bound by the same terms and conditions that governed such award during the period that it was held by the participant, except that such transferee may only transfer the award by will or the laws of descent and distribution.

*Maximum Award Period.* No award shall be exercisable or become vested or payable more than 10 years after the date of grant. An ISO granted to a participant who beneficially owns more than 10 percent of the combined voting power of Fidelity or any Affiliate (determined by applying certain attribution rules) or a Corresponding SAR that relates to such an ISO may not be exercisable more than five years after the date of grant.

*Compliance With Applicable Law.* No award shall be exercisable, vested or payable except in compliance with all applicable Federal and state laws and regulations (including, without limitation, tax and securities laws), any listing agreement with any stock exchange to which Fidelity is a party, and the rules of all domestic stock exchanges on which Fidelity's shares are listed. The Amendment provides that in the event and to the extent any award is made which is determined to be deferred compensation within the contemplation of the Code Section 409A or Treasury Department guidance, the Plan will be construed and applied consistent with that determination.

*Amendment and Termination of Plan.* The Board of Directors may amend or terminate the Plan at any time; provided, however, that no amendment may adversely impair the rights of a participant with respect to outstanding awards without the participant's consent. An amendment will be contingent on approval of Fidelity's shareholders, to the extent required by law or the rules of any stock exchange on which Fidelity's securities are then traded or if the amendment would (i) increase the benefits accruing to participants, (ii) permit a repricing of outstanding options, (iii) increase the aggregate number of shares of Common Stock that may be issued, (iv) modify the requirements as to eligibility for participation in the Plan or (v) change the stated performance conditions. Since the Amendment increases the number of shares authorized for issuance under the Plan, approval of the Fidelity shareholders is required to adopt the Amendment.

*Forfeiture Provisions.* Awards do not confer upon any individual any right to continue in the employ or service of Fidelity or any Affiliate. All rights to any award that a participant has will be immediately forfeited if the participant is discharged from employment or service for "Cause" (as defined in the Plan).

*Market Value of Underlying Securities.* The closing price of Fidelity Common Stock on March 3, 2011, on the NASDAQ National Market was $8.24.

***Federal Income Tax Consequences***

The following discussion summarizes the principal Federal income tax consequences associated with awards under the Plan. The discussion is based on laws, regulations, rulings and court decisions currently in effect, all of which are subject to change.

*ISOs.* A participant will not recognize taxable income on the grant or exercise of an ISO. A participant will recognize taxable income when he or she disposes of the shares of Common Stock acquired under the ISO. If the disposition occurs more than two years after the grant of the ISO and more than one year after its exercise (the "ISO holding period"), the participant will recognize long-term capital gain (or loss) to the extent the amount realized from the disposition exceeds (or is less than) the participant's tax basis in the shares of Common Stock. A participant's tax basis in the Common Stock generally will be the amount the participant paid for the stock.

If Common Stock acquired under an ISO is disposed of before the expiration of the ISO holding period described above, the participant will recognize as ordinary income in the year of the disposition the excess of the fair market value of the Common Stock on the date of exercise of the ISO over the exercise price. Any additional gain will be treated as long-term or short-term capital gain, depending on the length of time the participant held the shares. A special rule applies to such a disposition where the amount realized is less than the fair market value of the Common Stock on the date of exercise of the ISO. In that case, the ordinary income the participant will recognize will not exceed the excess of the amount realized on the disposition over the exercise price. If the amount realized is less than the exercise price, the participant will recognize a capital loss (long-term if the stock was held more than one year and short-term if held one year or less). A participant would receive different tax treatment if the exercise price were paid by delivery of Common Stock.

Neither Fidelity nor any of its Affiliates will be entitled to a Federal income tax deduction with respect to the grant or exercise of an ISO. However, in the event a participant disposes of Common Stock acquired under an ISO before the expiration of the ISO holding period described above, Fidelity or its Affiliate generally will be entitled to a Federal income tax deduction equal to the amount of ordinary income the participant recognizes.

*NQSOs*. A participant will not recognize any taxable income on the grant of a NQSO. On the exercise of a NQSO, the participant will recognize as ordinary income the excess of the fair market value of the Common Stock acquired over the exercise price. A participant's tax basis in the Common Stock is the amount paid plus any amounts included in income on exercise. The participant's holding period for the stock begins on acquisition of the shares. Any gain or loss that a participant realizes on a subsequent disposition of Common Stock acquired on the exercise of a NQSO generally will be treated as long-term or short-term capital gain or loss, depending on the length of time the participant held such shares. The amount of the gain (or loss) will equal the amount by which the amount realized on the subsequent disposition exceeds (or is less than) the participant's tax basis in his or her shares. A participant would receive different tax treatment if the exercise price were paid with Company Stock. The exercise of a NQSO generally will entitle Fidelity or its Affiliate to claim a Federal income tax deduction equal to the amount of ordinary income the participant recognizes. If the participant is an employee, that ordinary income will constitute wages subject to withholding and employment taxes.

*SARs*. A participant will not recognize any taxable income at the time SARs are granted. At the time of exercise of the SAR the participant will recognize as ordinary income the amount of cash and the fair market value of any Common Stock that he or she receives. Fidelity or its Affiliate will be entitled to a Federal income tax deduction equal to the amount of ordinary income the participant recognizes. If the participant is an employee, that ordinary income will constitute wages subject to withholding and employment taxes.

*Restricted Stock Awards*. A participant will recognize ordinary income on account of a Restricted Stock Award on the first day that the shares are either transferable or not subject to a substantial risk of forfeiture. The ordinary income recognized will equal the excess of the fair market value of the Common Stock on such date over the amount, if any, the participant paid for the Restricted Stock Award. However, even if the shares under a Restricted Stock Award are both nontransferable and subject to a substantial risk of forfeiture, the participant may make a special "83(b) election" to recognize income, and have his or her tax consequences determined, as of the date the Restricted Stock Award is granted. The participant's tax basis in the shares received will be the income recognized plus the price, if any, paid. Any gain (or loss) that a participant realizes upon the sale of Common Stock acquired pursuant to a Restricted Stock Award will be equal to the amount by which the amount realized on the disposition exceeds (or is less than) the participant's tax basis in the shares and will be treated as long-term (if the shares were held for more than one year) or short-term (if the shares were held for one year or less) capital gain or loss. The participant's holding period for the stock begins on the date the shares are either transferable or not subject to a substantial risk of forfeiture, except that the holding period will begin on the date of grant if the participant makes the special "83(b) election." Fidelity or its Affiliate will be entitled to a Federal income tax deduction equal to the ordinary income the participant recognizes. If the participant is an employee, that ordinary income will constitute wages subject to withholding and employment taxes.

*Incentive Awards*. A participant will not recognize any taxable income at the time an Incentive Award is granted. When the terms and conditions to which an Incentive Award is subject have been satisfied and the award is paid, the participant will recognize as ordinary income the amount of cash and the fair market value of any Common

Stock he or she receives. The participant's holding period in any Common Stock received will begin on the date of receipt. The participant's tax basis in the Common Stock will equal the amount he or she includes in ordinary income with respect to the Common Stock. Any gain or loss that a participant realizes on a subsequent disposition of the Common Stock will be treated as long-term or short-term capital gain or loss, depending on the participant's holding period for the Common Stock. The amount of the gain (or loss) will equal the amount by which the amount realized on the disposition exceeds (or is less than) the participant's tax basis in the Common Stock. Fidelity or its Affiliate will be entitled to a Federal income tax deduction equal to the amount of ordinary income the participant recognizes. If the participant is an employee, that ordinary income will constitute wages subject to withholding and employment taxes.

*Limitation on Deductions.* The deduction for a publicly-held corporation for otherwise deductible compensation to a "covered employee" generally is limited to one million dollars per year. An individual is a covered employee if he or she is the chief executive officer or one of the four highest compensated officers for the year (other than the chief executive officer). The one million dollar limit does not apply to compensation payable solely because of the attainment of performance conditions that meet the requirements set forth in Section 162(m) of the Code and the regulations thereunder. Compensation is considered performance-based only if (a) it is paid solely on the achievement of one or more performance conditions; (b) a committee consisting solely of two or more "outside directors" sets the performance conditions; (c) before payment, the material terms under which the compensation is to be paid, including the performance conditions, are disclosed to, and approved by, the shareholders and (d) before payment, the committee certifies in writing that the performance conditions have been met.

The grant, exercise, vesting or payment of an award may be postponed if Fidelity reasonably believes that its or any applicable Affiliate's deduction with respect to such award would be limited or eliminated by application of Code Section 162(m); provided, however, such delay will last only until the earliest date at which Fidelity reasonably anticipates the deduction will not be limited or eliminated under Code Section 162(m) or the calendar year in which the participant separates from service.

In addition to the limits on deductions imposed by Code Section 162(m), a corporation cannot deduct any amounts that constitute "excess parachute payments." The recipient of the excess parachute payment also would be subject to a 20% excise tax on such amount. To the extent that awards are granted or become exercisable, vested or payable because of a Change in Control, such awards or the value of the accelerated vesting, exercise or payment may result in an "excess parachute payment." Pursuant to the terms of the Plan, awards (or the amount that become exercisable, vested or payable as a result of the Change in Control) will be reduced if the participant would be better off on an after-tax basis with the reduction than the participant would have been without the reduction.

*Deferred Compensation Rules.* The Plan has been designed to enable Fidelity to structure awards that will not be subject to Code Section 409A, which imposes restrictions and requirements on deferred compensation, including the types of awards that are available under this Plan, and increases the effective tax rate on the compensation realized under a noncompliant award.

*Current Tax Rates.* Long-term capital gains of individuals currently are subject to Federal income tax at a maximum rate of 15 percent. Short-term capital gains and ordinary income of individuals currently are subject to tax at a maximum rate of 35 percent. These rates may change, and participants are encouraged to seek their own personal tax advice in connection with participation in the Plan.

***Recommendation***

The Board of Directors recommends a vote "FOR" the approval of the Amendment to the Equity Incentive Plan. Unless marked to the contrary, Proxy Cards received by the Company will be voted "FOR" this proposal.

## PROPOSAL # 3 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Fidelity has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011, and is submitting such appointment to the shareholders for ratification.

Ratification of the appointment of the independent registered public accounting firm requires the affirmative vote of a majority of the votes cast, in person or by Proxy, by the shareholders of Fidelity at the Meeting.

*Recommendation*

The Board of Directors recommends that shareholders vote "FOR" the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2011 fiscal year. Unless marked to the contrary, Proxy Cards received by the Company will be voted "FOR" this proposal.

## PROPOSAL # 4 – ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

The American Recovery and Reinvestment Act of 2009 requires Fidelity to permit a non-binding advisory vote on the compensation of its "Named Executive Officers." The compensation details are described in the "Executive Compensation" section of this Proxy Statement, including "Compensation Discussion and Analysis," the tabular disclosure regarding named executive officer compensation, and the accompanying narrative disclosure.

This proposal, commonly known as a "say-on-pay" proposal, gives Fidelity's shareholders the opportunity to endorse or not endorse our executive compensation program and policies. During the time in which any obligation arising from Fidelity's participation in the TARP Capital Purchase Program remains outstanding, the shareholder frequency vote will not be included.

Because your vote is advisory, it will not be binding upon the Board of Directors. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation.

The Board of Directors asks you to approve the following resolution:

RESOLVED, that the compensation paid to our named executive officers, as disclosed in the Compensation Discussion and Analysis, the tabular disclosure regarding named executive officer compensation, and the accompanying narrative disclosure, is hereby approved.

*Recommendation*

The Board of Directors recommends a vote "FOR" this proposal. Unless marked to the contrary, Proxy Cards received by the Company will be voted "FOR" this proposal.

## MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

During 2010, the Board of Directors held eight meetings. Each of the directors attended at least 75 percent of the meetings of the Board of Directors and the meetings of the committees on which the director served. Fidelity has an Audit Committee, a Compensation Committee, a Nominating Committee, and an Executive Committee.

Directors are encouraged to attend the Annual Meeting of Shareholders. Eight directors attended the 2010 Annual Meeting of Shareholders.

The Board believes that our Chief Executive Officer is best situated to serve as Chairman of the Board of Directors because he is most familiar with our business and strategy, and is therefore the most appropriate director to lead discussions of our strategy and risk. Our independent directors bring experience, oversight, and expertise from outside the Company and industry, while our Chief Executive Officer provides company-specific experience and expertise. There is no single independent director who serves as a lead independent director. The Board believes that the combined role of Chairman and Chief Executive Officer promotes effective and thorough meetings and discussions and facilitates the flow of information between management and the Board.

Both the Board as a whole and its committees play an active role in overseeing management of our risks. The Board regularly reviews information with members of senior management regarding our strategy and key areas of the Company including operations, finance, legal, and regulatory, as well as the risks associated with each. The Board's Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans and reviewing the risks associated with our overall compensation practices and policies for all of our employees. The Audit Committee oversees management of financial risks. The Nominating Committee manages risks associated with the independence of the Board and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed about such risks through committee reports.

*Audit Committee*

Fidelity has a separately designated standing Audit Committee that oversees the financial and accounting reporting process, assures that an audit program is in place to protect the assets of Fidelity, assures that adequate internal controls exist, oversees the internal audit function, reviews the Report of Management on Internal Control Over Financial Reporting and related testing and documentation, selects the independent accountants for appointment by the Board of Directors, and evaluates their performance. During 2010, the Audit Committee held eight meetings.

The Audit Committee is governed by a written charter approved by the Audit Committee and the Board of Directors. The charter is available under the Investor Relations section of our website at *www.fidelitysouthern.com.*

The Board of Directors of Fidelity has determined that all of the members of the Audit Committee have sufficient knowledge in financial and accounting matters to serve on the Audit Committee. In addition, each member of the Audit Committee qualifies as an "audit committee financial expert" as defined by Item 407(d)(5)(ii) of Regulation S-K of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The current member composition of the Audit Committee satisfies the NASDAQ Marketplace Rules applicable to companies with stock listed for quotation on the NASDAQ Global Select Market. Kevin King serves as Chairman of the Committee.

*Nominating Committee*

The primary functions of the Nominating Committee are to identify individuals qualified to become members of the Board, recommend to the Board the director nominees for each annual meeting of the shareholders, and fill vacancies and new positions on the Board. Fidelity's Board of Directors has determined that the members of our Nominating Committee are independent as defined in the NASDAQ Marketplace Rules applicable to companies with stock listed for quotation on the NASDAQ Global Select Market. The Nominating Committee held three meetings during 2010. Major General (Ret) David R. Bockel serves as Chairman of the Committee.

The Nominating Committee is governed by a written charter approved by the Nominating Committee and the Board of Directors. The charter is available under the Investor Relations section of our website at *www.fidelitysouthern.com*.

*Compensation Committee*

The primary functions of the Compensation Committee are to provide assistance to the Board of Directors in fulfilling its oversight responsibility relating to the determination of goals and objectives, to evaluate performance relative to those goals and objectives, to determine the remuneration of all executive officers of Fidelity and each of its direct subsidiaries, and to grant equity incentives and administer the Stock Option Plan and the Equity Incentive Plan. In addition, the Compensation Committee is responsible for reviewing and evaluating compensation and benefit plans for all officers and employees to ensure they are appropriate, competitive, and properly reflect Fidelity's objectives and performance. Likewise, the Compensation Committee is responsible for reviewing and discussing the Compensation Discussion and Analysis and recommending its inclusion in this Proxy Statement. Fidelity's Board of Directors has determined that the members of our Compensation Committee are independent as defined in the NASDAQ Marketplace Rules applicable to companies with stock listed for quotation on the NASDAQ Global Select Market. During 2010, the Compensation Committee held three meetings. Major General (Ret) David R. Bockel serves as Chairman of the Committee.

The Compensation Committee is governed by a written charter approved by the Compensation Committee and the Board of Directors. The charter is available under the Investor Relations section of our website at *www.fidelitysouthern.com*.

*Executive Committee*

The Executive Committee is authorized to exercise any and all of the powers of the Board of Directors in the management of the business and affairs of Fidelity except where specific power is reserved to the Board of Directors by the Bylaws or by applicable law. During 2010, the Executive Committee did not meet. James B. Miller, Jr. serves as Chairman of the Committee.

## EXECUTIVE COMPENSATION

### Compensation Discussion and Analysis

***Objectives of Executive Compensation Program***

The objectives of our executive compensation program are:

- to provide competitive levels of compensation which take into account not only annual but long-term performance goals and the strategic objectives outlined in our strategic plan, all designed with the ultimate objective of improving shareholder value;
- to attract, hire, and retain well-qualified, experienced, ethical, motivated, and dedicated executives;
- to evaluate the performance of executive officers in a changing economic, interest rate, and credit quality environment;
- to reward executives based on corporate performance, the attainment of long-term goals and strategic objectives, the level of each executive's initiative, responsibility, and achievements, and how effectively risk is managed; and
- to provide competitive financial security for executives and dependents in the event of a change in control, death, disability, or retirement.

***What our Executive Compensation Program is Designed to Reward***

Our executive compensation program is designed to recognize and reward both corporate and individual performance primarily through competitive salary arrangements, annual incentive compensation plans, restricted stock awards, stock option grants, employment agreements, a deferred compensation plan, life insurance programs, certain perquisites, and other broad-based employee benefit plans such as our 401(k) Plan.

***What are the Regulatory Limits on Executive Compensation***

*TARP Capital Purchase Program.* On December 19, 2008, as part of the United States Treasury Department's (the "Treasury") TARP Capital Purchase Program (the "CPP"), Fidelity entered into an Agreement (the "Purchase Agreement") with Treasury, pursuant to which Fidelity (i) sold 48,200 shares of Fidelity's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share (the "Preferred Shares") and (ii) issued a warrant (the "Warrant") to purchase 2,266,458 shares of Common Stock for an aggregate purchase price of $48.2 million in cash.

In the Purchase Agreement, Fidelity agreed that, until such time as Treasury ceases to own any securities of Fidelity acquired pursuant to the Purchase Agreement, Fidelity will take all necessary actions to ensure that its benefit plans with respect to its senior executive officers comply with Section 111(b) of the Emergency Economic Stabilization Act of 2008 (the "EESA") as implemented by any guidance or regulation under the EESA and agreed not to adopt any benefit plans with respect to, or which cover, its senior executive officers that do not comply with the EESA, and the applicable executives have consented to the foregoing. Section 111(b) (2) of EESA provides for the executive compensation and corporate governance standards to include:

- limits on compensation that exclude incentives for senior executive officers of financial institutions to take unnecessary and excessive risks that threaten the value of the financial institution;

- required recovery of any bonus or incentive compensation paid to a senior executive officer based on statements of earnings, gains, or other criteria that are later proven to be materially inaccurate;

- prohibition on the financial institution from making any "excess parachute payment" to any senior executive officer, as defined under Section 280G of the Internal Revenue Code (an "Excess Severance Payment"), during the period that Treasury holds an equity or debt position; and

- agreement to limit a claim to a federal income tax deduction for senior executive compensation in excess of $500,000 per year.

*American Recovery and Reinvestment Act.* On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (the "ARRA") was enacted. The ARRA, commonly known as the economic stimulus or economic recovery package, includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, ARRA imposes certain additional executive compensation and corporate expenditure limits on all TARP recipients until the institution has repaid Treasury the amount of a CPP investment, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to Treasury's consultation with the recipient's appropriate regulatory agency. The executive compensation standards are more stringent than those under the CPP. Guidance on executive compensation was provided by the Department of Treasury on June 15, 2009, through the publication of *"TARP Standards for Compensation and Corporate Governance; Interim Final Rule."*

The additional standards include:

- prohibition on the payment or accrual of bonus, retention award, or incentive compensation to a SEO or certain highly compensated employees subject to certain exceptions for payments made in the form of restricted stock;
- prohibition on employee compensation plans that would encourage manipulation of earnings reported by the TARP recipient to enhance an employee's compensation;
- prohibition on providing tax gross-ups to the SEO and next 20 most highly compensated employees;
- adoption of an excessive or luxury expenditures policy; and
- compliance with federal securities rules and regulations regarding the submission of a non-binding resolution on SEO compensation to shareholders.

***How We Choose the Amounts for Each Element of Compensation***

The Compensation Committee annually evaluates and recommends to the independent directors the salary and total remuneration of James B. Miller, Jr., our Chairman and principal executive officer, our principal financial officer, and our other two executive officers (the "Named Executive Officers"). The Committee evaluates data publicly available in connection with this review and does not utilize any compensation consultants. During 2010, our Named Executive Officers were Mr. Miller, Stephen H. Brolly, our Chief Financial Officer, H. Palmer Proctor, Jr., our President, and David Buchanan, a Vice President. This review is based on each executive officer's individual achievements and contributions to corporate short-term and long-term goals and objectives for the prior year, as well as the individual and corporate goals and objectives for the current year. As a result of this qualitative review, the executive officers are not encouraged to engage in excessive risk-taking that could threaten the value of the financial institution. The Compensation Committee evaluates the performance of the Chairman and President and recommends their compensation, while the Chairman's evaluations and compensation recommendations for the other executive officers are considered by the Compensation Committee. The Committee, as part of its evaluation, also considers the outcome of the "say-on-pay" vote by the shareholders. The Company's shareholders approved the "say-on-pay" proposal at the last annual shareholders' meeting held in 2010.

The Compensation Committee also met every six months in 2010 with the member of management responsible for risk management to review our incentive compensation programs for purposes of determining whether they encourage excessive or unnecessary risk-taking by our employees. As part of its review, the Compensation Committee considered the various risks to which Fidelity is subject, including market, liquidity, interest rate, operational, financial, credit quality, and other risks, and how Fidelity's incentive compensation programs may contribute to risk. The Compensation Committee also considered Fidelity's controls and actions taken to mitigate and monitor those risks, including the Company's clawback policy.

In connection with such review, the Compensation Committee concluded that Fidelity's incentive compensation programs do not encourage Fidelity's employees to take excessive or unnecessary risks that threaten the value of the Company. Instead, the Compensation Committee concluded that Fidelity's incentive compensation programs are designed to encourage the employees to achieve individual and corporate goals and objectives, while continually assessing and monitoring the risks.

***Incentive Compensation Plans, Employment and Executive Continuity Agreements***

Non-equity incentive compensation plans and employment and executive continuity agreements have been provided to our executive officers to aid in retention, to encourage continuity, to provide for non-compete requirements if employment is terminated, and to remain competitive with the compensation programs of comparable financial institutions.

*Incentive Compensation Plans.* The Compensation Committee believes that non-equity incentive plan compensation is a valuable element of overall executive officer compensation to motivate executive officers to achieve individual and corporate short-term and long-term or strategic goals and objectives. Although each executive officer was eligible for 20% of his salary or annual base compensation, or such other amount as determined by the Compensation Committee, as non-equity incentive compensation during 2010, no non-equity incentive compensation was awarded.

Messrs. Miller's and Proctor's employment agreements provide that they will be eligible during 2011 for 20% of their base compensation of $600,000 and $360,000, respectively, as incentive compensation or such other amount as determined by the Compensation Committee following its evaluation of corporate and individual performance relative to the executive compensation established at the beginning of the calendar year and such other measures that the Committee may consider in its sole discretion. Because of the restrictions imposed under the ARRA, this incentive compensation will be paid in shares of restricted stock in accordance with the rules adopted by Treasury under the ARRA.

Fidelity and Fidelity Bank entered into incentive compensation agreements with Stephen H. Brolly as Chief Financial Officer and David Buchanan as Vice President, providing that Messrs. Brolly and Buchanan will be eligible during 2011 for 20% of their base compensation of $200,000 and $260,000, respectively, as incentive compensation or such other amount as determined by the Compensation Committee following its evaluation of corporate and individual performance relative to the executive compensation established at the beginning of the calendar year and such other measures that the Committee may consider in its sole discretion. Because of the restrictions imposed under the ARRA, this incentive compensation will be paid in shares of restricted stock in accordance with the rules adopted by Treasury under the ARRA.

*Employment Agreements.* Executive officers are provided with employment and continuity agreements of various terms to provide them assurance of compensation following a change in control. The agreements serve as a retention program as well as a program to provide for non-compete requirements. Under the ARRA and the rules adopted by Treasury, certain provisions described below relating to incentive compensation and severance payments are restricted until we have repaid the TARP funds. Each of our Named Executive Officers have executed waivers so that the provisions set forth in their employment agreements that do not comply with the ARRA will not be enforced for so long as Fidelity and Fidelity Bank are subject to these restrictions, as described below under "TARP-Related Waivers and Agreements."

Fidelity and Fidelity Bank entered into an employment agreement with James B. Miller, Jr. as Chairman and Chief Executive Officer of Fidelity and Fidelity Bank for a three-year period commencing January 1, 2007. The employment agreement was amended December 16, 2008, to comply with Internal Revenue Code Section 409A ("Section 409A") and was amended effective January 1, 2010, to extend the term of the agreement until December 31, 2012. The employment agreement provides for an annual base salary of $600,000 per year and makes Mr. Miller eligible for 20% of his base compensation as incentive compensation, or such other amount as determined by the Compensation Committee following its evaluation of corporate and individual performance relative to the executive compensation established at the beginning of the calendar year and such other measures or modifications as the Committee at its sole discretion may consider. Under the agreement, if Mr. Miller's employment is terminated by Fidelity for any reason other than for cause (as defined below), death, or total disability, Mr. Miller will, upon execution of a release, receive an amount equal to three times his base salary less the aggregate amount to be paid in connection with his non-compete agreement (as described below), paid over a thirty-six (36) month period, and will be eligible to continue participation in the employee benefit programs of Fidelity for eighteen (18) months after the date of termination on the same basis as other executives. Termination for cause is defined as the commission of a felony or any other crime involving moral turpitude, the commission of dishonest acts intended to result in personal gain, illegal use of controlled substances, misappropriation of Company assets, or the breach of any other term of the agreement such as the solicitation of clients, the solicitation of employees, covenants not to compete, or confidentiality. If such payment were to be made under the current employment agreement, such payment would equal approximately $1.8

million, excluding payments related to continued participation in the employee benefit programs. Payments made by Fidelity and Fidelity Bank for Mr. Miller's employee benefit programs totaled less than $8,000 in 2010.

Additionally, the employment agreement provides that upon termination of Mr. Miller's employment, for a period of eighteen (18) months (the "Non-Compete Period"), he will not engage in a competitive business within a fifty (50) mile radius of Fidelity's Buckhead location, its headquarters, will not solicit customers or employees of Fidelity, and will not disclose any confidential information of Fidelity. In consideration of Mr. Miller's non-compete agreement, he will receive an amount equal to 60 percent (60%) of his base salary for each year or portion thereof during the Non-Compete Period. In addition, Fidelity will maintain during Mr. Miller's lifetime, regardless of the termination of his employment or employment agreement for any reason, insurance policies in the aggregate face amount of $8 million payable to his designated beneficiaries or his estate.

Fidelity and Fidelity Bank also entered into an employment agreement with H. Palmer Proctor, Jr. as President of Fidelity and Fidelity Bank for a three-year period commencing January 1, 2007. The employment agreement was amended December 16, 2008, to comply with Section 409A and was amended effective January 1, 2010, to extend the term of the agreement until December 31, 2012. The employment agreement provides for an annual base salary of $360,000 per year and makes Mr. Proctor eligible for 20% of base compensation as incentive compensation, or such other amount as determined by the Compensation Committee following its evaluation of corporate and individual performance relative to the executive compensation established at the beginning of the calendar year and such other measures or modifications as the Committee at its sole discretion may consider. Under the agreement, if Mr. Proctor's employment is terminated by Fidelity for any reason other than for cause (as defined above), death, or total disability, Mr. Proctor will, upon execution of a release, receive an amount equal to three times his base salary less the aggregate amount to be paid in connection with his non-compete agreement (as described below), paid over a thirty-six (36) month period, and will be eligible to continue participation in the employee benefit programs of Fidelity for eighteen (18) months after the date of termination on the same basis as other executives. If such payment were to be made under the current employment agreement, such payment would equal approximately $1.1 million, excluding payments related to continued participation in the employee benefit programs. Payments made by Fidelity and Fidelity Bank for Mr. Proctor's employee benefit programs totaled less than $8,000 in 2010.

Additionally, Mr. Proctor agrees that upon termination of his employment, for a period of eighteen (18) months (the "Non-Compete Period"), he will not engage in a competitive business within a fifty (50) mile radius of Fidelity's Buckhead location, its headquarters, will not solicit customers or employees of Fidelity, and will not disclose any confidential information of Fidelity. In consideration of Mr. Proctor's non-compete agreement, he will receive an amount equal to 40 percent (40%) of his base salary for each year or portion thereof during the Non-Compete Period. In addition, Fidelity will maintain during Mr. Proctor's lifetime, regardless of the termination of his employment or employment agreement for any reason, insurance policies in the aggregate face amount of $1.5 million payable to his designated beneficiaries or his estate.

*Executive Continuity Agreements.* Fidelity maintains executive continuity agreements with James B. Miller, Jr., H. Palmer Proctor, Jr., Stephen H. Brolly, and David Buchanan to encourage such executive officers to continue their employment with Fidelity following a change of control. Each agreement ensures that the executive will maintain his salary following a change of control for a period of time up to one (1) year with respect to Messrs. Brolly and Buchanan and up to three (3) years for Messrs. Miller and Proctor and will continue to have the benefit of incentive or other programs generally available to executives. If any executive is terminated other than for cause, total disability, or death during the applicable change of control period or the executive terminates his employment for good reason, the executive will receive, for a period of one (1) year with respect to Messrs. Brolly and Buchanan, or a period of three (3) years with respect to Messrs. Miller and Proctor, his final compensation less the aggregate amount to be paid in connection with the executive's agreement not to compete with Fidelity, not to solicit its customers or employees, and to maintain the confidentiality of its confidential information. Additionally, each executive agrees that, for a period of time (twelve (12) months for Messrs. Brolly and Buchanan and eighteen (18) months for Messrs. Miller and Proctor (the "Non-Compete Period")), he will not engage in a competitive business within a fifty (50) mile radius of Fidelity's Buckhead office, its headquarters, will not solicit customers or employees of Fidelity, and will not disclose any confidential information of Fidelity. In consideration of such agreement, each executive will receive a payment equal to 40 percent (40%) of his base salary for each year or portion thereof during the Non-Compete Period with respect to Messrs. Proctor, Brolly, and Buchanan, and equal to 60 percent (60%) of his base salary for each year or portion thereof during the Non-Compete Period with respect to Mr. Miller. The executives will also continue to be eligible to participate in Fidelity's benefit plans for twelve (12) months with respect to Messrs. Brolly and Buchanan, or eighteen (18) months with respect to Messrs. Miller and Proctor, and will be entitled to outplacement services for a period up to two (2) years that will be paid by Fidelity (with a maximum cost of $20,000). The executives will not receive a duplication of benefits under the Executive Continuity Agreements and any Employment Agreement or other agreement, program, or arrangement, because benefits paid under the Executive Continuity Agreement will be reduced by any similar benefits paid otherwise.

If payments were to be made under the current executive continuity agreements, such payments would equal approximately $1.8 million, $1.1 million, $200,000 and $260,000 for Messrs. Miller, Proctor, Brolly, and Buchanan, respectively, reduced for payments made, if any, under the employment agreements described above, excluding payments related to continued participation in the employee benefit programs and possible outplacement services as described above. Payments for employee benefit programs made by Fidelity and Fidelity Bank totaled less than $8,000 for each Named Executive Officer in 2010. The executive continuity agreements were amended and restated December 16, 2008, in order to comply with the rules of Section 409A.

Under the executive continuity agreements, "final compensation" is defined as the highest of (i) the executive's compensation for the 12 full calendar months immediately preceding the change of control; (ii) the executive's annual base salary rate payable by Fidelity, the Bank and any affiliate, in effect immediately preceding the change of control; or (iii) the executive's annual base salary rate as set by Fidelity, the Bank and any affiliate, effective at any time during the employment period. Termination for "good reason" by the executive is defined as an uncured event which occurs without the executive's consent such as an adverse material change in responsibilities, an assignment of responsibilities inconsistent with the position of the executive, any removal of the executive from a position held prior to the change in control, a reduction in salary or incentive compensation, required relocation more than 15 miles from his current place of employment, or the failure of Fidelity to continue any benefits in which the executive participated prior to the change in control.

*TARP-Related Waivers and Agreements.* In connection with the TARP CPP, each of the Named Executive Officers (i) executed a waiver voluntarily waiving any claim against Treasury or Fidelity for any changes to compensation or benefits arrangements that are required to comply with the regulation issued by Treasury under the TARP CPP and acknowledging that the regulation may require modification of the compensation, bonus, incentive, and other benefit plans, arrangements, and policies and agreements (collectively "Benefit Plans") as they relate to the period Treasury holds any equity or debt securities of the Company acquired through the TARP; and (ii) entered into a senior executive officer agreement with Fidelity amending the Benefit Plans with respect to each such Named Executive Officer as may be necessary during the period that Treasury owns any debt or equity securities of the Company acquired pursuant to the Purchase Agreement or the Warrant, to comply with Section 111(b) of the EESA. None of the payments under any of our agreements with our Named Executive Officers would be considered Excess Parachute Payments.

***What are the Elements of Compensation and How Each Element Fits into Overall Compensation Objectives***

*Annual Salary.* The Committee believes that the most important element of executive officer compensation to attract, retain, and motivate executive officers in our market is annual salary, which is heavily weighted in the determination of each executive officer's total compensation. Even though the Compensation Committee believed that the executive officers have acted decisively and effectively during the economic problems that continued throughout 2010, based upon the Committee's review of the performance of the banking industry in our markets and Fidelity's individual financial performance, none of the executive officers were given salary increases for 2010.

*Bonus.* The Compensation Committee does not provide for a bonus plan as an element of total executive officer compensation, although one-time discretionary bonuses have been awarded from time to time to certain executive officers for achievement and superior performance.

*Incentive Compensation.* As described above, each executive officer is eligible for 20% of his salary or other base compensation, or such other amount as determined by the Compensation Committee, as incentive compensation. Absent the restrictions imposed under the TARP Rules, such incentive compensation may be paid in the form of cash or equity. The TARP Rules restrict the ability of Fidelity to pay incentive compensation, other than in the form of restricted stock that contains certain restrictions. Stock options and restricted stock awards are granted to executive officers from time to time to enhance the alignment of their objectives with those of shareholders in terms of building value, to provide an opportunity for increased levels of ownership by executive officers, to encourage executive officer retention through longer-term incentives, and to maintain competitive levels of total compensation. Options are generally awarded at the closing market price on the date of grant. The Compensation Committee has never granted options with an exercise price that is less than the closing price on the date of grant. The Compensation Committee will from time to time award options as an inducement to join the Company and these are generally awarded with the date of hire as the grant date.

Because the Compensation Committee believed that the executive officers acted decisively and effectively during the recent economic problems, the Committee granted shares of restricted stock to its named executive officers in 2010, as further described in the compensation tables set forth below. Fidelity, as a TARP recipient, was restricted from paying bonuses or granting stock options to executive officers.

***Other Compensation***

We provide executive officers with perquisites and other personal benefits that are believed to be reasonable and consistent with the overall compensation program to assist with attracting and retaining executive officers. These perquisites and benefits are periodically reviewed for composition and appropriateness. Certain executive officers are provided life insurance through split-dollar plans, company automobiles, and country club memberships.

Fidelity has adopted certain broad-based employee benefit plans in which executives and other officers, together with employees, have the right to participate. Benefits under these plans are not directly or indirectly tied to Fidelity's performance. Contributions by Fidelity to the 401(k) Plan are voluntary, at the election of the Board of Directors.

**Summary Compensation Table**

The following table sets forth the annual total compensation paid by Fidelity and its subsidiaries for 2010, 2009, and 2008 to our Named Executive Officers. No bonuses or non-equity incentive plan compensations were paid to any Named Executive Officers in 2010, 2009, or 2008:

| Name and Principal Position | Year | Salary | Stock Awards[5] | Option Awards[6] | All Other Compensation | Total |
|---|---|---|---|---|---|---|
| James B. Miller, Jr. | 2010 | $600,000 | $112,500 | $ - | $176,685[1] | $889,185 |
| *Chairman and Chief* | 2009 | 600,000 | - | - | 128,471 | 728,471 |
| *Executive Officer* | 2008 | 600,000 | - | 69,732 | 136,467 | 806,199 |
| Stephen H. Brolly | 2010 | 200,000 | 90,000 | - | 5,002[2] | 295,002 |
| *Chief Financial Officer* | 2009 | 200,000 | - | - | 6,000 | 206,000 |
| | 2008 | 184,667 | - | 4,649 | 6,230 | 195,546 |
| H. Palmer Proctor, Jr. | 2010 | 360,000 | 112,500 | - | 16,617[3] | 489,117 |
| *President* | 2009 | 360,000 | - | - | 16,531 | 376,531 |
| | 2008 | 360,000 | - | 69,732 | 15,263 | 445,355 |
| David Buchanan | 2010 | 260,000 | 112,500 | - | 8,766[4] | 381,266 |
| *Vice President* | 2009 | 260,000 | - | - | 9,434 | 269,434 |
| | 2008 | 260,000 | - | 46,488 | 10,431 | 316,919 |

(1) Includes Fidelity's matching contributions of $5,450 to Mr. Miller's account in the tax-qualified savings plan ("401(k) Plan"), $1,671 for personal use of a company automobile, and $169,264 for life insurance for Mr. Miller under split-dollar and corporate owned life insurance policies (based on standard IRS tables providing the cost of term life insurance for comparable coverage). Under the split-dollar insurance policies, Fidelity will receive, upon termination of the policies, proceeds equal to the insurance premiums paid plus a market yield. Also includes $300 for annual club fees based on personal use.

(2) Represents Fidelity's matching contribution of $5,002 to Mr. Brolly's account in the 401(k) Plan.

(3) Includes Fidelity's matching contributions of $6,725 to Mr. Proctor's account in the 401(k) Plan, $4,920 for personal use of a company automobile, and $1,385 under split-dollar life insurance policies (based on standard IRS tables providing the cost of term life insurance for comparable coverage) in which Fidelity will receive, upon termination of the policy, proceeds equal to the insurance premiums paid plus a market yield. Also, includes $3,587 for annual club fees based on personal use.

(4) Includes Fidelity's matching contributions of $5,525 to Mr. Buchanan's account in the 401(k) Plan, $2,138 for personal use of a company automobile, and $1,103 under a split-dollar life insurance policy (based on standard IRS tables providing the cost of term life insurance for comparable coverage) in which Fidelity will receive, upon termination of the policy, proceeds equal to the insurance premiums paid plus a market yield.

(5) The value of the stock awards is calculated in accordance with FASB ASC Topic 718, without a forfeiture amount.

(6) The value of the option awards is calculated in accordance with FASB ASC Topic 718. For financial statement purposes, the Company estimated a forfeiture rate of 15% for the years ended December 31, 2010, 2009, and 2008. No forfeiture rate is used in calculating option awards for the purpose of the Summary Compensation Table. See Note 11 to the Company's Audited Consolidated Financial Statements for additional discussion on FASB ASC Topic 718 valuation methodology.

### Grants of Plan-Based Awards for 2010

The table below summarizes all grants of plan based awards to the Named Executive Officers in 2010:

| Name | Grant Date | All other Stock Awards: Number of shares of stock or unit (#)(1) | Grant date fair value of stock awards(2) |
|---|---|---|---|
| James B. Miller, Jr. | 1/22/10 | 25,000 | $112,500 |
| Stephen H. Brolly | 1/22/10 | 20,000 | 90,000 |
| H. Palmer Proctor, Jr. | 1/22/10 | 25,000 | 112,500 |
| David Buchanan | 1/22/10 | 25,000 | 112,500 |

(1) All outstanding stock awards consist entirely of unvested shares of Restricted Stock granted on January 22, 2010, under the 2006 Equity Incentive Plan. The awards of Restricted Stock vest 40% on January 22, 2012, and 20% annually thereafter through January 22, 2015. Transfer of the awards is restricted to comply with TARP guidelines.

(2) The market value of outstanding stock awards is computed by using the closing price of a share of the Company's Common Stock as quoted on the NASDAQ Global Select Market at close of business on January 21, 2010, which was $4.50.

### Outstanding Equity Awards at December 31, 2010

The following table sets forth the outstanding equity awards at December 31, 2010, for the Named Executive Officers:

| | Option Awards | | | | Stock Awards | |
|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options Exercisable | Number of Securities Underlying Unexercised Options Unexercisable | Option Exercise Price | Option Expiration Date | Equity Incentive plan awards: number of unearned shares, units or other rights that have not vested (#) | Equity Incentive plan awards: market or payout value of unearned shares, units, or other rights that have not vested ($) |
| James B. Miller, Jr. | 50,000 | 25,000 | $ 4.60 | 07/22/2013 | 25,000 | $112,500 |
| Stephen H. Brolly | 5,000 | - | 18.70 | 02/01/2011 | 20,000 | 90,000 |
| | 3,333 | 1,667 | 4.60 | 07/22/2013 | | |
| H. Palmer Proctor, Jr. | 25,000 | - | 18.70 | 02/01/2011 | 25,000 | 112,500 |
| | 50,000 | 25,000 | 4.60 | 07/22/2013 | | |
| David Buchanan | 5,000 | - | 18.70 | 02/01/2011 | 25,000 | 112,500 |
| | 33,333 | 16,667 | 4.60 | 07/22/2013 | | |

### Option Exercises and Stock Vested

There were no option exercises and no stock awards vested for any of the Named Executive Officers for the year ended December 31, 2010.

## Nonqualified Deferred Compensation

There is a nonqualified deferred compensation plan available to executive officers to provide an opportunity to defer amounts in addition to that which may be deferred under the 401(k) Plan. Under the nonqualified deferred compensation plan, the Board or its designee specifies the employees eligible to participate in the plan and the effective date and period of each such employee's eligibility to participate. The amount deferred by the participant is deducted each pay period in which the participant has compensation during the period of participation. Upon written notice by December 31st each year, a participant may increase, decrease, or discontinue the deferral election for the following year. A participant's interest in the value of the account is 100% vested and non-forfeitable.

The participant's account is credited with earnings (or losses) determined assuming the amounts credited to the account were invested in the investment funds the participant has selected from the funds made available from time to time under the plan for such purpose. There is no current or potential future cost to the Company because the plan acquires the investments to match employee investment selections.

Unless the participant has specified a date for the commencement of distributions, on the participant's termination of service with, or retirement from, the Company, the amounts credited to the account shall be paid commencing as soon as feasible after such termination of service or retirement; provided that in the case of a participant that is a "key employee" (as defined in Section 409A), if the stock of the employer is then publicly traded on an established securities market or otherwise, any amounts which become payable from this plan within the first six months after such participant's termination shall be delayed and paid immediately following the close of such sixth month (or, if earlier, the date of such participant's death).

In no event will a distribution of any part of a participant's account be made prior to the earliest of (i) the participant's termination of service unless the participant has specified a later date in an election then in effect, (ii) the date specified by the participant in the most recent election then in effect, (iii) the date the participant becomes disabled, (iv) the death of the participant, or (v) the occurrence of an unforeseeable emergency.

At the end of each year, the Board (or its designee) determines whether there will be an employer contribution credit for the year. Such determination is made on an individual participant basis, with the Board having absolute discretion to determine whether an individual participant will be credited with an employer contribution, the amount of such contribution, and the conditions the participant must satisfy to be credited with such contribution. Although the plan provides for Company contributions, there have been no Company contributions to this plan for the past five years.

The following table sets forth the nonqualified deferred compensation transactions for the year ended December 31, 2010, and the aggregate balance at December 31, 2010, for the Named Executive Officers:

| Name | Executive Contributions in 2010 | Aggregate Earnings in 2010 | Aggregate Balance at 12/31/10 |
|---|---|---|---|
| James B. Miller, Jr. | $ - | $ - | $ - |
| Stephen H. Brolly | - | - | - |
| H. Palmer Proctor, Jr. | - | - | - |
| David Buchanan | 39,000 | 61,804 | 520,522 |

There were no Company contributions to or withdrawals or distributions from this plan for the year ended December 31, 2010.

## Agreements with Executive Officers and Post-Employment Compensation

Messrs. Miller, Proctor, Brolly, and Buchanan have entered into employment and executive continuity agreements that are described in the Compensation Discussion and Analysis section.

There were no other arrangements or understandings between executive officers or nominees for directors with any other person who was, or is to be, selected as a director, executive officer, or nominee.

## Tax and Accounting Considerations

The Company's compensation programs are affected by each of the following:

- *Accounting for Stock-Based Compensation*—The Company accounts for stock-based compensation in accordance with the requirements of ASC 718. The Company also takes into consideration ASC 718 and other generally accepted accounting principles in determining changes to policies and practices for its stock-based compensation programs.

- *Section 162(m) of the Internal Revenue Code*—This section limits the deductibility of compensation for our chief executive officer and our other Named Executive Officers unless the compensation is less than $1 million during any fiscal year or is "performance-based" under Section 162(m).

- *Section 409A of the Internal Revenue Code*—Section 409A imposes additional significant taxes in the event that an executive officer, director or service provider received "deferred compensation" that does not satisfy the requirements of Section 409A. We believe that our plans have been designed and are operating to appropriately comply with Section 409A.

- *Section 111(b)(2) of EESA* - provides for the executive compensation and corporate governance standards to include limits on compensation that exclude incentives for senior executive officers of financial institutions to take unnecessary and excessive risks that threaten the value of the financial institution; required recovery of any bonus or incentive compensation paid to a senior executive officer based on statements of earnings, gains, or other criteria that are later proven to be materially inaccurate; prohibition on the financial institution from making any "excess parachute payment" to any senior executive officer, as defined under Section 280G of the Internal Revenue Code (an "Excess Severance Payment"), during the period that Treasury holds an equity or debt position; and agreement to limit a claim to a federal income tax deduction for senior executive compensation in excess of $500,000 per year.

## Executive Share Ownership Guidelines

The Compensation Committee supports share ownership by its executives but has not imposed formal ownership guidelines as of December 31, 2010. Details regarding the ownership of shares by the NEO's are set forth under "Security Ownership of Certain Beneficial Owners and Management".

## Compensation of Nonemployee Directors

During 2010, each nonemployee director of Fidelity received a $10,000 annual retainer, paid in four quarterly installments, divided equally between Fidelity and Fidelity Bank. In addition, each nonemployee director received $2,000 for each Fidelity and Fidelity Bank Board of Directors' meeting attended and $1,000 for each committee meeting attended.

Director retainers and fees are reviewed periodically by the Compensation Committee and adjustments are recommended to the Board. The retainers and fees are believed to be competitive and appropriate to attract and retain well-qualified and committed members. The nonemployee members of the Board of Directors are provided no compensation or benefits other than retainers and fees.

The following table sets forth the compensation of nonemployee directors for the year ended December 31, 2010.

| Name | Fees Earned and Paid in Cash |
|---|---|
| Major General (Ret) David R. Bockel [(1)] | $44,000 |
| Edward G. Bowen, M.D. [(1)] | 31,834 |
| Wm. Millard Choate | 23,666 |
| Dr. Donald A. Harp, Jr. | 41,000 |

| Name | Fees Earned and Paid in Cash |
| --- | --- |
| Kevin S. King [(1)] | 48,000 |
| William C. Lankford, Jr. | 47,166 |
| W. Clyde Shepherd III [(1)] | 44,000 |
| Rankin M. Smith, Jr. [(1)] | 43,000 |

(1) Each of these directors was awarded 1,000 stock options on July 22, 2008, with an option exercise price of $4.60, an option expiration date of July 22, 2013, and a vesting schedule of one-third for three years beginning July 22, 2009. As of December 31, 2010, none of the options had been exercised and each of these directors had 667 stock options vested and 1000 stock options outstanding.

There were no stock options, stock awards, non-equity incentive plan compensation, or other compensation granted or paid for the year ended December 31, 2010.

James B. Miller, Jr., the Company's Chairman and Chief Executive Officer, and H. Palmer Proctor, Jr., the Company's President, are not included in the above table as they are employees of the Company and thus receive no compensation for their services as directors. The compensation received by Messrs. Miller and Proctor as employees of the Company is shown in the Summary Compensation Table on page 19.

## COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed Fidelity's Compensation Discussion and Analysis for the fiscal year ended December 31, 2010, and has discussed the contents with management.

Based upon the review and discussion noted above, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for the fiscal year ended December 31, 2010, and annual report on Form 10-K. The Compensation Discussion and Analysis sets forth the committee's (1) description of each senior executive officer compensation plan and explanation of how each Named Executive Officer compensation arrangement does not encourage the senior executive officers to take unnecessary and excessive risks that threaten the value of the financial institution, (2) identification of the employee compensation plans and explanation of how any unnecessary risks posed by the plans have been limited, and (3) explanation of how the employee compensation plans do not encourage the manipulation of reported earnings to enhance the compensation of any employee.

In addition, the Compensation Committee certifies that at meetings held in March and September 2010, (1) it reviewed with Fidelity's senior risk officer the incentive compensation arrangements with its Named Executive Officers and has made reasonable efforts to ensure that such arrangements do not encourage these senior executive officers to take unnecessary and excessive risks that threaten the value of the financial institution, (2) it reviewed with Fidelity's senior risk officer the employee compensation arrangements and has made all reasonable efforts to limit any unnecessary risks these arrangements pose to the financial institution, and (3) it reviewed the employee compensation arrangements to eliminate any features of those arrangements that would encourage the manipulation of reported earnings of the financial institution to enhance the compensation of any employee.

Major General (Ret) David R. Bockel, Chairman
Wm. Millard Choate
Dr. Donald A. Harp, Jr.
Rankin M. Smith, Jr.

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee of the Board of Directors are Major General (Ret) David R. Bockel, Chairman, Wm. Millard Choate, Dr. Donald A. Harp, Jr., and Rankin M. Smith, Jr. No member of the Compensation Committee is or was an officer or employee of Fidelity or any subsidiary. There are no Compensation Committee interlocks between Fidelity and other entities involving Fidelity's executive officers and members of the Board of Directors who serve as executive officer or board member of such other entities.

## CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Fidelity has a written related person transaction policy that governs the identification, approval, ratification, and monitoring of any transaction that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act of 1933. The Board of Directors of Fidelity must approve all such transactions under the policy. No member of the Board of Directors may participate in any review or approval of a transaction with respect to which such member or any of his family members is a related person.

During 2010, Fidelity Bank paid $511,122 to Choate Construction Company, of which Mr. Choate, a director and member of the Compensation Committee of Fidelity, is the majority shareholder. The Board of Directors approved the transactions, with Mr. Choate abstaining, determining that they were made on terms no less favorable than the terms generally available to an unaffiliated third party under the same or similar circumstances, and complied with Fidelity's established policy. After review of the facts, it has been determined that Mr. Choate is still considered independent under the NASDAQ Marketplace Rule.

Fidelity Bank has had, and expects to have in the future, loans and other banking transactions in the ordinary course of business with directors (including our independent directors) and executive officers of Fidelity and its subsidiaries, including members of their families or corporations, partnerships or other organizations in which such officers or directors have a controlling interest. These loans are made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. Such loans do not involve more than the normal risks of repayment nor present other unfavorable features. As of December 31, 2010, Fidelity Bank had loans outstanding to executive officers and directors and their controlled entities aggregating approximately $4 million.

## CODE OF ETHICS

The Board of Directors of Fidelity has adopted a Conflict of Interest Policy / Code of Ethics applicable to all of its directors and employees, including its chief executive officer and each of its senior financial officers that complies with applicable regulations under the federal securities laws and the NASDAQ Marketplace Rules. The Code is available under the Investor Relations section of our website at *www.fidelitysouthern.com*. Fidelity intends to disclose any amendment or waiver by posting such information on its website.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table reflects the number of shares of Common Stock beneficially owned as of March 3, 2011, by (1) each person known to be the beneficial owner of more than five percent of the Common Stock of Fidelity, (2) each director, (3) each Named Executive Officer, and (4) all directors and executive officers as a group.

Unless otherwise indicated, each of the named individuals and each member of the group has sole or shared voting power or investment power with respect to the shares shown. Unless otherwise indicated, the address of each person or entity named in the table is c/o Fidelity Southern Corporation, 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305.

The number of shares beneficially owned by each shareholder is determined under rules promulgated by the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares as to which the individual has the right to acquire beneficial ownership within 60 days of March 3, 2011, through the exercise of any stock option, warrant, or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of those shares.

| Name of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| Tontine Partners, LP<br>55 Railroad Avenue, 1st Floor<br>Greenwich, CT 06830-6378 | 647,885 | 5.98% |
| Sagus Partners LLC<br>415 East Paces Ferry Road, #250<br>Atlanta, GA 30305-3303 | 632,995 | 5.85 |

| Name of Beneficial Owner | Amount and Nature of Beneficial Ownership | | Percent of Class |
|---|---|---|---|
| James B. Miller, Jr. | 3,192,228 | (1) | 29.48 |
| Major General (Ret) David R. Bockel | 24,255 | (2) | * |
| Wm. Millard Choate | 198,168 | (3) | 1.84 |
| Dr. Donald A. Harp, Jr. | 13,144 | | * |
| Kevin S. King | 18,960 | (4) | * |
| William C. Lankford, Jr. | 3,722 | | * |
| H. Palmer Proctor, Jr. | 165,671 | (5) | 1.53 |
| W. Clyde Shepherd III | 108,451 | (6) | 1.01 |
| Rankin M. Smith, Jr. | 223,074 | (7) | 2.07 |
| Stephen H. Brolly | 38,516 | (8) | * |
| David Buchanan | 118,675 | (9) | 1.10 |
| All directors and executive officers as a group (11 persons) | 4,104,864 | (10) | 37.61 |
| **Certain Beneficial Owner:** | | | |
| Marshall & Ilsley Trust Co. N.A., as Trustee for the Fidelity Southern Corporation 401(k) Plan 111 East Kilbourn Avenue, Suite 200 Milwaukee, WI 53202-6672 | 541,179 | (11) | 5.10 |

*Less than 1 %.

(1) Includes 50,000 shares that Mr. Miller has the right to acquire pursuant to outstanding stock options, 357,651shares held by Mr. Miller's children, grandchildren, and family trust, and 199,656 shares held by BAC Properties Partnership, LLP, a company of which Mr. Miller and his wife's estate own 40%. Also includes 92,341shares owned by his wife's estate.

(2) Includes 667 shares that Major General (Ret) Bockel has the right to acquire pursuant to outstanding stock options, and 275 shares held by Major General (Ret) Bockel's wife.

(3) Includes 62,594 shares held by a Choate family partnership.

(4) Includes 667 shares that Mr. King has the right to acquire pursuant to outstanding stock options, and 4,614 shares held by Mr. King's wife.

(5) Includes 50,000 shares that Mr. Proctor has the right to acquire pursuant to outstanding stock options, 2,025 shares held by Mr. Proctor's children, and 5,438 shares held by Mr. Proctor's wife.

(6) Includes 667 shares that Mr. Shepherd has the right to acquire pursuant to outstanding stock options, and 36,111 shares held by a Shepherd family foundation and 5,226 shares held by a family partnership.

(7) Includes 667 shares that Mr. Smith has the right to acquire pursuant to outstanding stock options, and 307 shares owned by Mr. Smith's wife.

(8) Includes 3,333 shares that Mr. Brolly has the right to acquire pursuant to outstanding stock options.

(9) Includes 33,333 shares that Mr. Buchanan has the right to acquire pursuant to outstanding stock options.

(10) Includes 139,334 shares that the beneficial owners have the right to acquire pursuant to outstanding stock options.

(11) Held in employee benefit plans as directed trustee. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, inclusion of such shares shall not be construed as an admission of beneficial ownership by Marshall & Ilsley Trust Co. of such securities.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Exchange Act requires Fidelity's directors, executive officers, and persons who own more than 10% of the Common Stock of Fidelity to file reports of ownership changes with the SEC. To the Company's knowledge, during 2010, all reports of beneficial ownership of securities were filed with the SEC in a timely manner except for one late filing each by James B. Miller, Jr., H. Palmer Proctor, Jr., Stephen H. Brolly, and David Buchanan to report the restricted stock grant on January 22, 2010. The failure to file timely reports was inadvertent and was corrected after discovery of the reporting obligations.

## AUDIT COMMITTEE REPORT

Fidelity's Board of Directors has determined that the members of our Audit Committee are independent as defined in Rules 4200(a) (15) and 4350(d) of the NASDAQ Marketplace Rules, Section 10A-3 of the Exchange Act and have the knowledge and experience required by Rule 4350(d).

The Audit Committee has reviewed Fidelity's Annual Report on its Form 10-K and the audited consolidated financial statements for the year ended December 31, 2010, and discussed the financial statements with management. The Audit Committee has discussed with Ernst & Young LLP, Fidelity's independent registered public accountants, those matters required to be discussed by Statement of Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young required by the Public Company Accounting Oversight Board Rule 3526, *Communication with Audit Committees Concerning Independence*, and the members of the Audit Committee have discussed the independence of Ernst & Young. The Audit Committee has also reviewed the Report of Management on Internal Control Over Financial Reporting and Ernst & Young's Report of Independent Registered Public Accounting Firm with management, the internal auditors, and Ernst & Young. The Audit Committee has determined that the providing of professional services by Ernst & Young, in addition to audit-related services, is compatible with the maintenance of the accountant's independence.

Based upon the review and discussions noted above, the Audit Committee has recommended to the Board of Directors of Fidelity, and the Board has approved, that the audited consolidated financial statements of Fidelity be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and be filed with the SEC.

Kevin S. King, Chairman
Major General (Ret) David R. Bockel
Dr. Donald A. Harp, Jr.
William C. Lankford, Jr.

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young audited the consolidated financial statements of Fidelity and the evaluation of Fidelity's internal control over financial reporting as of December 31, 2010. Representatives of Ernst & Young are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

## FEES PAID BY FIDELITY TO ERNST & YOUNG

The following table sets forth the fees paid by Fidelity for audit and other services provided by Ernst & Young for fiscal years 2010 and 2009:

| | 2010 | 2009 |
|---|---|---|
| Audit Fees [1] | $470,500 | $439,125 |
| Audit-Related Fees [2] | 62,000 | 41,256 |
| Tax Fees | - | - |
| All Other Fees | - | - |
| Total | $532,500 | $480,381 |

[1] Audit fees represent fees for professional services provided in connection with the audit of the financial statements, review of the quarterly financial statements, and audit services provided in connection with other statutory or regulatory filings, including the audit of management's assessment over financial reporting.

[2] Audit–related fees consist primarily of accounting consultation, employee benefit plan audits, and other attestation services.

The Audit Committee approved all audit services provided by Fidelity's independent registered public accountants during 2010 and 2009 on a case-by-case basis in advance of each engagement. The Audit Committee has delegated to the Chairman of the Audit Committee the authority to pre-approve non-audit services not prohibited by law to be performed by Fidelity's independent registered public accounting firm and associated fees for any non-audit service, provided that the Chairman shall report any decisions to pre-approve such non-audit services and fees to the full

Audit Committee at its next regular meeting. None of the fees paid to the independent registered public accounting firm were approved by the Audit Committee after the services were rendered pursuant to the "*de minimis*" exception by the SEC for the provision of non-audit services.

## SHAREHOLDER PROPOSALS

Shareholder proposals intended to be included in our Proxy Statement and voted on at the 2012 Annual Meeting of Shareholders must be received at our offices at 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305, Attention: Corporate Secretary, on or before November 24, 2011. Shareholders may also present at the 2012 Annual Meeting any proper proposal that is not disclosed in the Proxy Statement for that meeting without prior notice to Fidelity.

## COMMUNICATIONS WITH FIDELITY AND THE BOARD

The following options are available to shareholders who want to communicate with Fidelity or the Board:

To *communicate* with the Board of Directors, address communications to the Board of Directors in care of the Corporate Secretary of Fidelity at 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305. Communications that are intended specifically for a designated director should be addressed to the director in care of the Corporate Secretary of Fidelity at the above address. The Corporate Secretary shall cause the communications to be delivered to the addressees.

To *receive information* about Fidelity or Fidelity Bank, one of the following methods may be used:

1. Fidelity Bank's website, located at www.lionbank.com, contains product and marketing data.

2. Fidelity's website, Investor Relations section, located at www.fidelitysouthern.com, contains Fidelity financial information in addition to Audit, Compensation, and Nominating Committee Charters, and Fidelity's Conflict of Interest Policy / Code of Ethics. Online versions of Fidelity's annual reports, Proxy Statements, Forms 10-K and 10-Q, press releases, and other SEC filings are also available through this website.

3. Fidelity's Annual Report (Form 10-K), including the financial statements and the financial statement schedules, will be furnished free of charge upon written requests

To *contact us*, please call Fidelity Investor Relations at (404) 240-1504, or send correspondence to Fidelity Southern Corporation, Attn: Investor Relations, 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305.

## OTHER MATTERS THAT MAY COME BEFORE THE ANNUAL MEETING

Management knows of no matters, other than matters described in this Proxy Statement that are to be brought before the Annual Meeting. If any other matter should be presented for consideration and voted upon, it is the intention of the persons named as proxies in the enclosed Proxy to vote in accordance with their judgment as to what is in the best interest of Fidelity.

By Order of the Board of Directors,



Martha C. Fleming
Corporate Secretary

March 23, 2011



FIDELITY
SOUTHERN
CORPORATION

# LETTER FROM THE CHAIRMAN

March 17, 2010

Dear Shareholders and Friends:

The bottom line in banking is sustainable profitability. Fidelity had a very good year in a difficult environment because of our extraordinary customer service, our diverse and growing loan portfolio, and our stellar deposit-gathering franchise.

This has happened because your managers run their divisions, and this company, with a commitment that is also extraordinary.

Fidelity's recovery, begun in 2009, continues to gain momentum. Times of turbulence present opportunities to those capable of taking them, and your company's directors and managers are determined to do so. When capital is needed for acquisitions, debt repayment, or organic growth, we will act to raise only what is needed either by a public or private offering. We know whatever we do should make your ownership interest, ultimately, more valuable.

We should know by the time of the annual meeting whether we will participate in the Treasury's new Small Business Loan Program. If so, we will pay back TARP and should thereafter be able to restore a token cash dividend.

Our long-time chairman and a founding director, Clyde Shepherd, Jr., lived a full and productive 96 years. We stayed the course from that day in 1974 when he and our other founders planned how Fidelity would become a major Atlanta bank that would provide the kind of service they expected for themselves and for everyone. Clyde mentored me, and the bank's board of directors, and we have proven that the Golden Rule works. Clyde lived to see Fidelity become the bank he envisioned.

Dr. Ed Bowen, one of our sitting directors, died unexpectedly in July 2010. He too had a great and distinguished life, but too soon ended. His wise counsel will be missed; even more his friendship since 1968.

Fidelity was fortunate during 2010 to have William Millard Choate join the Board of Directors. He founded Choate Construction Company in 1989 and, under his leadership, Choate has become one of the major construction companies in the Southeast. He is an outstanding addition to our Board.

We are grateful for what we have had, for where we are, and know the future which tomorrow brings will be worth the challenge.

We all thank you for your support.

Sincerely,



James B. Miller, Jr.
Chairman

(This page intentionally left blank.)



FIDELITY
SOUTHERN
CORPORATION

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**


Received SEC
APR 04 2011
Washington, DC 20549

# Form 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2010**

**Commission File Number 001-34981**

# Fidelity Southern Corporation
*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Georgia** | **58-1416811** |
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **3490 Piedmont Road, Suite 1550 Atlanta, Georgia** | **30305** |
| *(Address of principal executive offices)* | *(Zip Code)* |

Registrant's telephone number, including area code: **(404) 240-1504**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:

**Common Stock, without stated par value**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]    Accelerated filer [ ]    Non-accelerated filer [ ] (Do not check if a smaller reporting company)    Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the common equity held by non-affiliates of the registrant (assuming for these purposes, but without conceding, that all executive officers and directors are "affiliates" of the registrant) as of June 30, 2010 (based on the average bid and ask price of the Common Stock as quoted on the NASDAQ National Market System on June 30, 2010), was $44,163,154.

At March 3, 2011, there were 10,776,281 shares of Common Stock outstanding, without stated par value.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's Annual Report to Shareholders for fiscal year ended December 31, 2010, are incorporated by reference into Part II. Portions of the registrant's definitive Proxy Statement for the 2011 Annual Meeting of Shareholders are incorporated by reference into Part III.

# TABLE OF CONTENTS

# PART I

## Item 1. *Business*

### General

Fidelity Southern Corporation ("FSC" or "Fidelity") is a bank holding company headquartered in Atlanta, Georgia. We conduct operations primarily through Fidelity Bank, a state chartered wholly-owned subsidiary bank (the "Bank"). The Bank was organized as a national banking corporation in 1973 and converted to a Georgia chartered state bank in 2003. LionMark Insurance Company ("LIC") is a wholly-owned subsidiary of FSC and is an insurance agency offering consumer credit related insurance products. FSC also owns five subsidiaries established to issue trust preferred securities. The "Company", "we" or "our", as used herein, includes FSC and its subsidiaries, unless the context otherwise requires.

At December 31, 2010, we had total assets of $1.945 billion, total loans of $1.613 billion, total deposits of $1.613 billion, and shareholders' equity of $140.5 million.

### Forward-Looking Statements

This report on Form 10-K may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that reflect our current expectations relating to present or future trends or factors generally affecting the banking industry and specifically affecting our operations, markets and services. Without limiting the foregoing, the words "believes," "expects," "anticipates," "estimates," "projects," "intends," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon assumptions we believe are reasonable and may relate to, among other things, the difficult economic conditions and the economy's impact on operating results, credit quality, liquidity, capital, the adequacy of the allowance for loan losses, changes in interest rates, and litigation results. These forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those projected for many reasons, including without limitation, changing events and trends that have influenced our assumptions.

These trends and events include (1) risks associated with our loan portfolio, including difficulties in maintaining quality loan growth, greater loan losses than historic levels, the risk of an insufficient allowance for loan losses, and expenses associated with managing nonperforming assets, unique risks associated with our construction and land development loans, our ability to maintain and service relationships with automobile dealers and indirect automobile loan purchasers, and our ability to profitably manage changes in our indirect automobile lending operations; (2) risks associated with adverse economic conditions, including risk of a continued decline in real estate values in the Atlanta, Georgia, metropolitan area and in eastern and northern Florida markets, conditions in the financial markets and economic conditions generally and the impact of recent efforts to address difficult market and economic conditions; a stagnant economy and its impact on operations and credit quality, the impact of a recession on our consumer loan portfolio and its potential impact on our commercial portfolio, changes in the interest rate environment and their impact on our net interest margin, and inflation; (3) risks associated with government regulation and programs, including risks arising from the terms of the U.S. Treasury Department's (the "Treasury's") equity investment in us, and the resulting limitations on executive compensation imposed through our participation in the TARP Capital Purchase Program, uncertainty with respect to future governmental economic and regulatory measures, including the ability of the Treasury to unilaterally amend any provision of the purchase agreement we entered into as part of the TARP Capital Purchase Program, the winding down of governmental emergency measures intended to stabilize the financial system, and numerous legislative proposals to further regulate the financial services industry, the impact of and adverse changes in the governmental regulatory requirements affecting us, and changes in political, legislative and economic conditions; (4) the ability to maintain adequate liquidity and sources of liquidity; (5) our ability to maintain sufficient capital and to raise additional capital; (6) the accuracy and completeness of information from customers and our counterparties; (7) the effectiveness of our controls and procedures; (8) our ability to attract and retain skilled people; (9) greater competitive pressures among financial institutions in our market; (10) failure to achieve the revenue increases expected to result from our investments in our growth strategies, including our branch additions and in our transaction deposit and lending businesses; (11) the volatility and limited trading of our common stock; and (12) the impact of dilution on our common stock.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included herein and are not intended to represent a complete list of all risks and uncertainties in our business. Investors are encouraged to read the risks discussed under "Item 1A. - Risk Factors."

### Market Area, Products and Services

The Bank provides an array of financial products and services for business and retail customers primarily through 23 branches in Fulton, Dekalb, Cobb, Clayton, Gwinnett, Rockdale, Coweta, and Barrow Counties in Georgia, a branch in Jacksonville, Duval County, Florida, and on the Internet at www.lionbank.com. The Bank's customers are primarily individuals and small and medium sized businesses located in Georgia. Mortgage and construction loans are also provided through a branch in Jacksonville, Florida.

Mortgage loans, automobile loans, and Small Business Administration ("SBA") loans are provided through employees located throughout the Southeast.

The Bank is primarily engaged in attracting deposits from individuals and businesses and using these deposits and borrowed funds to originate commercial and industrial loans, commercial loans secured by real estate, SBA loans, construction and residential real estate loans, direct and indirect automobile loans, residential mortgage and home equity loans, and secured and unsecured installment loans. The Bank offers business and personal credit card loans through a third party agency relationship. Internet banking, including on-line bill pay, and Internet cash management services are available to individuals and businesses, respectively. Additionally, the Bank offers businesses remote deposit services, which allow participating companies to scan and electronically send deposits to the Bank for improved security and funds availability. The Bank also provides international trade services. Trust services and merchant services activities are provided through agreements with third parties. Investment services are provided through an agreement with an independent broker-dealer.

We have grown our assets, deposits, and business internally by building on our lending products, expanding our deposit products and delivery capabilities, opening new branches, and hiring experienced bankers with existing customer relationships in our market. We do not purchase loan participations from any other financial institution.

***Deposits***

The Bank offers a full range of depository accounts and services to both individuals and businesses. As of December 31, 2010, deposits totaled $1.613 billion, consisting of:

| | December 31, 2010 | | December 31, 2009 | |
|---|---|---|---|---|
| | Amount | % | Amount | % |
| | (Dollars in millions) | | | |
| Noninterest-bearing demand deposits | $ 186 | 11.5% | $ 158 | 10.2% |
| Interest-bearing demand deposits and money market accounts | 428 | 26.5 | 252 | 16.2 |
| Savings deposits | 398 | 24.7 | 441 | 28.4 |
| Time deposits ($100,000 or more) | 246 | 15.3 | 257 | 16.6 |
| Other time deposits | 293 | 18.2 | 344 | 22.2 |
| Brokered time deposits | 62 | 3.8 | 99 | 6.4 |
| Total | $1,613 | 100.0% | $1,551 | 100.0% |

During 2010, the Bank continued a marketing program to increase the number and volume of our personal and business demand deposit accounts with the goals of building relationships with existing customers, adding new customers, increasing transaction accounts, and helping manage our cost of funds. We believe the marketing program has been a contributing factor to the growth in the Bank's core deposits in 2010. Based on the success of this program, the Bank intends to continue this marketing program during 2011.

***Lending***

The Bank's primary lending activities include commercial loans to small and medium sized businesses, SBA sponsored loans, consumer loans (primarily indirect automobile loans), construction loans, and residential real estate loans. Commercial lending consists of the extension of credit for business purposes, primarily in the Atlanta metropolitan area. SBA loans, originated in the Atlanta metropolitan area and throughout the Southeast, are primarily made through the Bank's SBA loan production offices located in Georgia, Tennessee, Florida, North Carolina and Texas. Indirect loans are originated in Georgia, Florida, North Carolina, South Carolina, Alabama, Mississippi, Virginia and Tennessee. The Bank offers direct installment loans to consumers on both a secured and unsecured basis. Secured construction loans to homebuilders and developers and residential mortgages are primarily made in the Atlanta, Georgia, and Jacksonville, Florida, metropolitan areas. The loans are generally secured by first liens on real estate mortgages.

As of December 31, 2010, the Bank had total loans outstanding, including loans held-for-sale, consisting of:

| | Total Loans | Held-for-Sale | Loans |
|---|---|---|---|
| | | (In millions) | |
| Commercial, financial and agricultural | $ 103 | $ 1 | $ 102 |
| Real estate – mortgage–commercial | 367 | 15 | 352 |
| Real estate – construction | 125 | 8 | 117 |
| Real estate – mortgage–residential | 295 | 156 | 139 |
| Consumer installment loans | 723 | 30 | 693 |
| Total | $1,613 | $210 | $1,403 |

The loan categories in the above schedule are based on certain regulatory definitions and classifications. Certain of the following discussions are in part based on the Bank defined loan portfolios and may not conform to the above classifications.

*Commercial and Industrial Lending*

The Bank originates commercial and industrial loans, which include certain SBA loans comprised of partially guaranteed loans and other credit enhanced loans that are generally secured by business property such as inventory, equipment and accounts receivable. All commercial loans are evaluated for the adequacy of repayment sources at the time of approval and are regularly reviewed for any deterioration in the ability of the borrower to repay the loan. In most instances, collateral is required to provide an additional source of repayment in the event of default by the borrower. The amount and type of the collateral vary from loan to loan depending on the purpose of the loan, the financial strength of the borrower, and the amount and terms of the loan. In general, the Bank additionally requires personal guarantees on these loans.

*Commercial Real Estate Lending*

The Bank engages in commercial real estate lending through direct originations. The Bank does not purchase loan participations from other banks. The Bank's primary focus is on originating owner-occupied loans to finance real estate out of which an individual or company will operate their business. Non-owner occupied real estate loans for investment purposes are made on a selective basis and only where the borrowers or guarantors add substantial support to their credit. Loans where the sole source of repayment is derived from the project, or where the absence of the project's success would call into question the ability of the borrower to service the debt, are avoided. The Bank's commercial real estate loans are made to individuals and to small and medium sized businesses to provide loan diversification, to generate assets that are sensitive to fluctuations in interest rates, and to generate deposit and other relationships. Commercial real estate loans are generally prime-based floating-rate loans or shorter-term (one to five year) fixed-rate loans. Approximately 50% of our commercial real estate loans are owner occupied real estate loans. At December 31, 2010, there was only one loan in the amount of $3.2 million for a retail shopping center. The remaining non-owner occupied loans were made to established commercial customers for purposes other than retail development.

The Bank has a growing portfolio of SBA loans and SBA loans held-for-sale as a result of increased SBA loan production. These loans are primarily commercial real estate related, with a portion of each loan guaranteed by the SBA or with other credit enhancements provided by the government. The American Recovery and Reinvestment Act appropriated $375 million nationwide to temporarily reduce fees and increase guarantees for loans made through the SBA's lending programs. In December of 2009, Congress appropriated an additional $125 million to extend the incentives.

*Indirect Automobile Lending*

The Bank purchases, on a nonrecourse basis, consumer installment contracts secured by new and used vehicles purchased by consumers from franchised motor vehicle dealers and selected independent dealers located throughout the Southeast. A portion of the indirect automobile loans the Bank originates is generally sold with servicing retained. At December 31, 2010, we were servicing $172 million in loans we had sold, primarily to other financial institutions.

During 2010, the Bank produced $464 million of indirect automobile loans, while profitably selling $63 million to third parties with servicing retained. The balances in indirect automobile loans held-for-sale fluctuate from month to month as pools of loans are developed for sale and due to normal monthly principal payments.

*Consumer Lending*

The Bank's consumer lending activity primarily consists of indirect automobile lending. The Bank also makes direct consumer loans (including direct automobile loans), residential mortgage and home equity loans, and secured and unsecured personal loans.

*Real Estate Construction Lending*

The Bank originates real estate construction loans that consist primarily of one-to-four family residential construction loans made to builders. Loan disbursements are closely monitored by management to ensure that funds are being used strictly for the purposes agreed upon in the loan covenants. The Bank employs both internal staff and external inspectors to ensure that requests for loan disbursements are substantiated by regular inspections and reviews. Construction and development loans are similar to all residential loans in that borrowers are underwritten according to their adequacy of repayment sources at the time of approval. Unlike conventional residential lending, however, signs of deterioration in a construction loan or development loan customer's ability to repay the loan are measured throughout the life of the loan and not only at origination or when the loan becomes past due. In most instances, loan amounts are limited to 80% of the appraised value upon completion of the construction project. The Bank originates real estate construction loans throughout Atlanta, Georgia, and Jacksonville, Florida.

*Real Estate Mortgage Lending*

The Bank's residential mortgage loan business focuses on one-to-four family properties. We offer Federal Housing Authority ("FHA"), Veterans Administration ("VA"), and conventional and non-conforming residential mortgage loans. The Bank operates our residential mortgage banking business from four locations in the Atlanta metropolitan area and one location in Jacksonville, Florida. The Bank is an approved originator and servicer for the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"), and is an approved originator for loans insured by the Department of Housing and Urban Development ("HUD").

The balances of mortgage loans held-for-sale fluctuate due to economic conditions, interest rates, the level of real estate activity, the amount of mortgage loans retained by the Bank, and seasonal factors. During 2010, we originated approximately $1.2 billion in loans, while selling $1.2 billion to third parties.

In January 2009, we hired 58 new employees in a major expansion of our mortgage division in Atlanta. At December 31, 2010, we employed 153 employees including 76 loan originators. The Bank primarily sells originated residential mortgage loans and brokered loans to investors, retaining servicing on a significant amount of the sales. Management expects mortgage banking division activity for 2011 to be comparable to 2010.

***Credit Card Services***

The Bank offers business and personal credit cards through a third party agency relationship.

***Brokerage Services***

The Bank offers a full array of brokerage products through an agreement with an independent full service broker-dealer.

***International Trade Services***

The Bank provides services to individuals and business clients to meet their international business requirements. Letters of credit, foreign currency drafts, foreign and documentary collections, export finance, and international wire transfers represent some of the services provided.

***Investment Securities***

At December 31, 2010, we owned investment securities totaling $182 million. Management's conservative investment philosophy attempts to limit risk in the portfolio, which results in less yield through less risky investments than would otherwise be available if we were more aggressive in our investment philosophy. Investment securities include debt securities issued by agencies of the U.S. Government, mortgage backed securities issued by U.S. Government agencies, bank qualified municipal bonds, and FHLB stock. During 2008, 2009 and 2010, the Bank did not invest in any preferred stock of Fannie Mae or Freddie Mac, trust preferred obligations, collateralized mortgage obligations ("CMO's"), auction rate securities ("ARS"), or collateralized debt obligations ("CDO's").

**Significant Operating Policies**

***Lending Policy***

The Board of Directors of the Bank has delegated lending authority to our management, which in turn delegates lending authority to our loan officers, each of whom is limited as to the amount of secured and unsecured loans he or she can make to a single borrower or related group of borrowers. As our lending relationships are important to our success, the Board of Directors of our Bank has established loan approval committees and written guidelines for lending activities. In particular, the Officers' Credit Committee reviews lending relationships with aggregate relationship exposure exceeding $250,000. In addition, the Officers' Credit Committee approves all credit for commercial loan relationships up to $5 million and for residential construction loan relationships up to $10 million. The Loan and Discount Committee must approve all credit for commercial loan relationships exceeding $5 million and all residential construction loan relationships exceeding $10 million. The Bank's policy on calculating total exposure to an entity or individual, or related group of entities or individuals is more encompassing than that required under law and calls for the combining of all debt to all related entities regardless of the presence of independent sources of repayment or other conditions that might otherwise allow a portion of debt to be excluded.

The Bank's written guidelines for lending activities require, among other things, that:

- secured loans be made to persons and companies who maintain depository relationships with the Bank and who are well-established and have adequate net worth, collateral, and cash flow to support the loan;
- unsecured loans be made to persons who maintain depository relationships with the Bank and have significant financial strength;
- real estate loans be secured by real property located primarily in Georgia or primarily in the Southeast for SBA loans;
- working capital loans be repaid out of conversion of assets or earnings of the commercial borrower and that such loans generally be secured by the assets of the commercial borrower; and
- loan renewal requests be reviewed in the same manner as an application for a new loan.

Residential construction loans are made through the use of officer guidance lines, which are approved, when appropriate, by the Bank's Officers' Credit Committee or the Loan and Discount Committee. These guidance lines are approved for established builders and developers with track records and adequate financial strength to support the credit being requested. Loans may be for speculative starts or for pre-sold residential property to specific purchasers.

***Loan Review and Nonperforming Assets***

The Bank's Credit Review Department reviews the Bank's loan portfolios to identify potential deficiencies and recommends appropriate corrective actions. The Credit Review Department reviews more than 30% of the commercial and construction loan portfolios and reviews 10% of the consumer loans originated annually. In 2010 we reviewed more than 80% of the construction and commercial portfolios. The results of the reviews are presented to the Bank's Loan and Discount Committee on a monthly basis.

The Bank maintains an allowance for loan losses, which is established and maintained through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio, including loan portfolio concentrations, current economic conditions, the economic outlook, past loan loss experience, adequacy of underlying collateral, and such factors which, in management's judgment, deserve consideration in estimating losses.

Management also models the valuation of collateral dependent real estate loans and Other Real Estate ("ORE") based on the latest appraised value, trends of similar property values within the Bank's market and the Bank's own observations and experience with similar properties. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

***Asset/Liability Management***

The Company's Asset/Liability Committee ("ALCO") manages on an overall basis the mix of and terms related to the Company's assets and liabilities. ALCO attempts to manage asset growth, liquidity, and capital in order to reduce interest rate risk and maximize income. ALCO directs our overall acquisition and allocation of funds and reviews and sets rates on deposits, loans, and fees.

***Investment Portfolio Policy***

The Company's investment portfolio policy is designed to maximize income consistent with liquidity, risk tolerance, collateral needs, asset quality, regulatory constraints, and asset/liability objectives. The policy is reviewed at least annually by the Boards of Directors of FSC and the Bank. The Boards of Directors are provided information on a regular basis concerning significant purchases and sales of investment securities, including resulting gains or losses. They are also provided information related to average maturity, Federal taxable equivalent yield, and appreciation or depreciation by investment categories. The Board of Directors is responsible for the establishment, approval, implementation, and annual review of interest rate risk management strategies, comprehensive policies, procedures, and limits. Senior management is responsible for ensuring that board-approved strategies, policies, and procedures are appropriately executed through a robust interest rate risk measurement process and systems to assess exposures.

**Supervision and Regulation**

The following is a brief summary of FSC's and the Bank's supervision and regulation as financial institutions and is not intended to be a complete discussion of all NASDAQ Stock Market, state or federal rules, statutes and regulations affecting their operations, or that apply generally to business corporations or NASDAQ listed companies. Changes in the rules, statutes and regulations applicable to FSC and the Bank can affect the operating environment in substantial and unpredictable ways.

*General*

We are a registered bank holding company subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "Act"). We are required to file annual and quarterly financial information with the Federal Reserve and are subject to periodic examination by the Federal Reserve.

The Act requires every bank holding company to obtain the Federal Reserve's prior approval before (1) it may acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank that it does not already control; (2) it or any of its non-bank subsidiaries may acquire all or substantially all of the assets of a bank; and (3) it may merge or consolidate with any other bank holding company. In addition, a bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of the voting shares of any company engaged in non-banking activities. This prohibition does not apply to activities listed in the Act or found by the Federal Reserve, by order or regulation, to be closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve has determined by regulation or order to be closely related to banking are:

- making or servicing loans and certain types of leases;
- performing certain data processing services;
- acting as fiduciary or investment or financial advisor;
- providing brokerage services;
- underwriting bank eligible securities;
- underwriting debt and equity securities on a limited basis through separately capitalized subsidiaries; and
- making investments in corporations or projects designed primarily to promote community welfare.

Although the activities of bank holding companies have traditionally been limited to the business of banking and activities closely related or incidental to banking (as discussed above), the Gramm-Leach-Bliley Act (the "GLB Act") relaxed the previous limitations and permitted bank holding companies to engage in a broader range of financial activities. Specifically, bank holding companies may elect to become financial holding companies, which may affiliate with securities firms, and insurance companies and engage in other activities that are financial in nature. Among the activities that are deemed "financial in nature" include:

- lending, exchanging, transferring, investing for others or safeguarding money or securities;
- insuring, guaranteeing, or indemnifying against loss, harm, damage, illness, disability, or death, or providing and issuing annuities, and acting as principal, agent, or broker with respect thereto;
- providing financial, investment, or economic advisory services, including advising an investment company;
- issuing or selling instruments representing interest in pools of assets permissible for a bank to hold directly; and
- underwriting, dealing in or making a market in securities.

A bank holding company may become a financial holding company under this statute only if each of its subsidiary banks is well capitalized, is well managed and has at least a satisfactory rating under the Community Reinvestment Act. A bank holding company that falls out of compliance with such requirement may be required to cease engaging in certain activities. Any bank holding company that does not elect to become a financial holding company remains subject to the bank holding company restrictions of the Act. Fidelity has no current plans to register as a financial holding company.

Fidelity must also register with the Georgia Department of Banking and Finance ("GDBF") and file periodic information with the GDBF. As part of such registration, the GDBF requires information with respect to the financial condition, operations, management and intercompany relationships of Fidelity and the Bank and related matters. The GDBF may also require such other information as is necessary to keep itself informed as to whether the provisions of Georgia law and the regulations and orders issued there under by the GDBF have been complied with, and the GDBF may examine Fidelity and the Bank. The Florida Office of Financial Regulation ("FOFR") does not examine or directly regulate out-of-state holding companies for banks with a branch located in the State of Florida.

Fidelity is an "affiliate" of the Bank under the Federal Reserve Act, which imposes certain restrictions on (1) loans by the Bank to Fidelity, (2) investments in the stock or securities of Fidelity by the Bank, (3) the Bank's taking the stock or securities of an "affiliate" as collateral for loans by the Bank to a borrower, and (4) the purchase of assets from Fidelity by the Bank. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

The Bank is regularly examined by the Federal Deposit Insurance Corporation (the "FDIC"). As a state banking association organized under Georgia law, the Bank is subject to the supervision of, and is regularly examined by, the GDBF. The Bank's Florida branch is subject to examination by the FOFR. Both the FDIC and GDBF must grant prior approval of any merger, consolidation or other corporation reorganization involving the Bank.

In 2010, FSC and the Bank operated under memoranda of understanding ("MOU") with the FRB, the GDBF and the FDIC. On February 22, 2011, the Bank was notified that the FDIC and the GDBF terminated the MOU relating to the Bank. The MOU, issued by the FRB and the GDBF relating to FSC remains effective at this time (the "FSC MOU"). The FSC MOU requires that FSC submit quarterly reports to its regulators providing FSC parent-only financial statements and written confirmation of compliance with the FSC MOU. Prior to declaring or paying any cash dividends, purchasing or redeeming any treasury stock, or incurring any additional debt, FSC must obtain the prior written consent of its regulators.

***TARP Capital Purchase Program***

On October 14, 2008, the Treasury announced the Troubled Asset Relief Program ("TARP") Capital Purchase Program (the "Program"). The Program was instituted by the Treasury pursuant to the Emergency Economic Stabilization Act of 2008 ("EESA"), which provides up to $700 billion to the Treasury to, among other things, take equity positions in financial institutions. The Program is intended to encourage U.S. Financial institutions to build capital and thereby increase the flow of financing to businesses and consumers.

On December 19, 2008, as part of the Program, Fidelity entered into a Letter Agreement ("Letter Agreement") and a Securities Purchase Agreement – Standard Terms with the Treasury, pursuant to which Fidelity agreed to issue and sell, and the Treasury agreed to purchase (1) 48,200 shares (the "Preferred Shares") of Fidelity's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share, and (2) a ten-year warrant (the "Warrant") to purchase up to 2,266,458 shares of the Company's common stock at an exercise price of $3.19 per share, for an aggregate purchase price of $48.2 million in cash.

In connection with Fidelity's participation with the Program, Fidelity adopted the Treasury's standards for executive compensation and corporate governance set forth in section 111 of EESA and any guidance or regulations adopted thereunder for the period during which the Treasury holds equity issued under the Program. To ensure compliance with these standards, within the time frame prescribed by the Program, Fidelity has entered into agreements with its senior executive officers who would be subject to the standards. The executive officers have agreed to, among other things, (1) "clawback" provisions relating to the repayment by the executive officers of incentive compensation based on materially inaccurate financial statement or performance metrics and (2) limitations on certain post-termination "parachute" payments. In addition, the Letter Agreement provides that the Treasury may unilaterally amend any provision of the Letter Agreement to the extent required to comply with any changes in applicable federal law.

The Special Inspector General for the Troubled Asset Relief Program ("SIGTARP"), was established pursuant to Section 121 of EESA, and has the duty, among other things, to conduct, supervise, and coordinate audits and investigations of the purchase, management and sale of assets by the Treasury under TARP and the Program, including the shares of Preferred Shares purchased from Fidelity.

***American Recovery and Reinvestment Act of 2009***

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was enacted, and the Treasury implemented interim final rules under ARRA on June 15, 2009 (the "ARRA Regulations"). The ARRA, commonly known as the economic stimulus or economic recovery package, includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients, including Fidelity, until the institution has repaid the Treasury, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to the Treasury's consultation with the recipient's appropriate regulatory agency. The executive compensation standards set forth in the ARRA and ARRA Regulations include (but are not limited to) (i) prohibitions on bonuses, retention awards and other incentive compensation to certain executive officers and other highly compensated employees, other than restricted stock grants which do not fully vest during the TARP period up to one-third of an employee's total annual compensation, (ii) prohibitions on golden parachute (e.g., severance) payments for departure from a company, (iii) an expanded clawback of bonuses, retention awards, and incentive compensation if payment is based on materially inaccurate statements of earnings, revenues, gains or other criteria, (iv) prohibitions on compensation plans that encourage manipulation of reported earnings, (v) retroactive review of bonuses, retention awards and other compensation previously provided by TARP recipients if found by the Treasury to be inconsistent with the purposes of TARP or otherwise contrary to public interest, (vi) required establishment of a company-wide policy regarding "excessive or luxury expenditures", and (vii) inclusion in a participant's proxy statements for annual shareholder meetings of a nonbinding "say on pay" shareholder vote on the compensation of executives.

***Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010***

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") was signed into law on July 21, 2010. The Dodd-Frank Act affects financial institutions in numerous ways, including the creation of a new Financial Stability Oversight Council responsible for monitoring and managing systemic risk, granting additional authority to the Federal Reserve to regulate certain types of nonbank financial companies, granting new authority to the FDIC as liquidator and receiver, abolishing the Office of Thrift Supervision, changing the manner in which insurance deposit assessments are made, requiring the regulators to modify capital standards, establishing a new Bureau of Consumer Financial Protection to regulate compliance with consumer laws and regulations, capping interchange fees which banks charge merchants for debit card transactions, and imposing new requirements on mortgage lenders. There are many provisions in the Dodd-Frank Act mandating regulators to adopt new regulations and conduct studies upon which future regulation may be based. It is anticipated that these new regulations will increase Fidelity's compliance costs over time, and could have unforeseen consequences as the new legislation is implemented over time.

***Small Business Lending Fund***

Enacted into law as part of the Small Business Jobs Act of 2010, the Small Business Lending Fund (the "SBLF") is a $30 billion fund that encourages lending to small businesses, as defined, by providing Tier 1 capital to qualified community banks with assets of less than $10 billion. The dividend rate would be between 1% and 5% based on the Bank's increase in qualified small business loans. Fidelity submitted an application to the Treasury to participate in the SBLF and also provided a Small Business Lending Plan to its Federal and state regulators, as required. Although not all applicable regulations are known at this time, the Company would be required to use the proceeds of the SBLF to redeem its TARP preferred stock. Fidelity has the ability to withdraw its application.

***Temporary Liquidity Guarantee Program***

On November 21, 2008, the Board of Directors of the FDIC adopted a final rule relating to the Temporary Liquidity Guarantee Program ("TLG Program"). The TLG Program was announced by the FDIC on October 14, 2008, preceded by the determination of systemic risk by the Treasury, as an initiative to counter the system-wide crisis in the nation's financial sector. Under the TLG Program the FDIC will (i) guarantee, through the earlier of maturity or June 30, 2012, certain newly issued senior unsecured debt issued by participating institutions and (ii) provide full FDIC deposit insurance coverage for noninterest-bearing transaction deposit accounts, Negotiable Order of Withdrawal ("NOW") accounts paying less than 0.5% interest per annum and Interest on Lawyers Trust Accounts held at participating FDIC-insured institutions through June 30, 2010. On June 22, 2010, the program was extended through December 31, 2010 and the maximum interest rate for guaranteed NOW accounts was lowered from .50% to .25%. The fee assessment for coverage of senior unsecured debt ranges from 50 basis points to 100 basis points per annum, depending on the initial maturity of the debt. The fee assessment for deposit insurance coverage is 10 basis points per quarter on amounts in covered accounts exceeding $250,000. Fidelity elected to participate in both guarantee programs. From the inception of the TLG Program through December 31, 2010, Fidelity did not issue any senior unsecured debt. On November 9, 2010, the FDIC issued a final rule to implement Section 343 of the Dodd-Frank Act that provides temporary unlimited deposit insurance coverage for noninterest-bearing transaction accounts at all FDIC-insured depository institutions. The separate coverage for noninterest-bearing transaction accounts became effective on December 31, 2010 and terminates on December 31, 2012.

***FDIC Insurance Assessments***

The FDIC maintains the deposit insurance fund ("DIF") by assessing depository institutions an insurance premium. The amount each institution is assessed is based upon statutory factors that include the balance of insured deposits as well as the degree of risk the institution poses to the DIF. The Dodd-Frank Act permanently raised the FDIC insurance coverage limit per depositor to $250,000. In 2009, the FDIC increased the amount assessed from financial institutions by increasing its risk-based deposit insurance assessment scale. The assessment scale for 2010 ranged from seven basis points of assessable deposits for the strongest institutions to 77.5 basis points for the weakest. In 2009, the FDIC approved a rule that required insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012. An insured institution's risk-based deposit insurance assessments will continue to be calculated on a quarterly basis, but will be paid from the amount the institution prepaid until the later of the date that amount is exhausted or June 30, 2013, at which point any remaining funds would be returned to the insured institution. On February 7, 2011, the FDIC approved a final rule implementing changes to the deposit insurance assessment system mandated by the Dodd-Frank Act. The base on which deposit insurance assessments are charged was revised from one based on domestic deposits to one based on assets. The assessment rate schedule was also revised to 5 to 35 basis points annually, and fully adjusted rates will range from 2.5 to 45 basis points annually. The change is effective April 1, 2011 and will be reflected on the invoice for assessments due September 30, 2011.

*Payment of Dividends*

FSC is a legal entity separate and distinct from the Bank. Most of the revenue we receive results from dividends paid to us by the Bank. There are statutory and regulatory requirements applicable to the payment of dividends by the Bank, as well as by us to our shareholders.

Under the regulations of the GDBF, dividends may not be declared out of the retained earnings of a state bank without first obtaining the written permission of the GDBF, unless such bank meets all the following requirements:

(a) total classified assets as of the most recent examination of the bank do not exceed 80% of equity capital (as defined by regulation);
(b) the aggregate amount of dividends declared or anticipated to be declared in the calendar year does not exceed 50% of the net profits after taxes but before dividends for the previous calendar year; and
(c) the ratio of equity capital to adjusted assets is not less than 6%.

The payment of dividends by Fidelity and the Bank may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending upon the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The FDIC has issued a policy statement providing that insured banks should generally only pay dividends out of current operating earnings. In addition to the formal statutes and regulations, regulatory authorities consider the adequacy of the Bank's total capital in relation to its assets, deposits and other such items. Capital adequacy considerations could further limit the availability of dividends to the Bank.

The MOU requires FSC to obtain prior written consent from its regulators before paying any cash dividends. For 2010, the Bank did not pay a cash dividend to FSC, and FSC did not pay a cash dividend to its common stockholders. In 2010, FSC did declare a quarterly stock dividend of one share for every 200 shares owned. The Board of Directors for both the Bank and FSC will review on a quarterly basis whether to declare and pay dividends for 2011, with the declared and paid dividend consistent with current regulatory limitations, earnings, capital requirements, and forecasts of future earnings.

Pursuant to the terms of the Letter Agreement, the ability of Fidelity to declare or pay dividends or distributions of its common stock is subject to restrictions, including a restriction against increasing dividends from the last quarterly cash dividend per share ($0.01) declared on the common stock prior to December 19, 2008, as adjusted for subsequent stock dividends and other similar actions. In addition, as long as the Preferred Shares are outstanding, dividend payments are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. This restriction will terminate on the third anniversary of the date of issuance of the Preferred Shares or, if earlier, the date on which the Preferred Shares have been redeemed in whole or the Treasury has transferred all of the Preferred Shares to third parties.

*Capital Adequacy*

The Federal Reserve and the FDIC have implemented substantially identical risk-based rules for assessing bank and bank holding company capital adequacy. These regulations establish minimum capital standards in relation to assets and off-balance sheet exposures as adjusted for credit risk. Banks and bank holding companies are required to have (1) a minimum level of Total Capital (as defined) to risk-weighted assets of eight percent (8%); and (2) a minimum Tier 1 Capital (as defined) to risk-weighted assets of four percent (4%). In addition, the Federal Reserve and the FDIC have established a minimum three percent (3%) leverage ratio of Tier 1 Capital to quarterly average total assets for the most highly-rated banks and bank holding companies. "Tier 1 Capital" generally consists of common equity excluding unrecognized gains and losses on available for sale securities, plus minority interests in equity accounts of consolidated subsidiaries and certain perpetual preferred stock less certain intangibles. The Federal Reserve and the FDIC will require a bank holding company and a bank, respectively, to maintain a leverage ratio greater than four percent (4%) if either is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve. The Federal Reserve and the FDIC use the leverage ratio in tandem with the risk-based ratio to assess the capital adequacy of banks and bank holding companies. The FDIC and the Federal Reserve consider interest rate risk in the overall determination of a bank's capital ratio, requiring banks with greater interest rate risk to maintain adequate capital for the risk.

In addition, Section 38 of the Federal Deposit Insurance Act implemented the prompt corrective action provisions that Congress enacted as a part of the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "1991 Act"). The "prompt corrective action" provisions set forth five regulatory zones in which all banks are placed largely based on their capital positions. Regulators are permitted to take increasingly harsh action as a bank's financial condition declines. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's capital leverage ratio reaches 2%. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital.

The FDIC has adopted regulations implementing the prompt corrective action provisions of the 1991 Act, which place financial institutions in the following five categories based upon capitalization ratios: (1) a "well capitalized" institution has a Total risk-based capital ratio of at least 10%, a Tier 1 risk-based ratio of at least 6% and a leverage ratio of at least 5%; (2) an "adequately capitalized" institution has a Total risk-based capital ratio of at least 8%, a Tier 1 risk-based ratio of at least 4% and a leverage ratio of at least 4%; (3) an "undercapitalized" institution has a Total risk-based capital ratio of under 8%, a Tier 1 risk-based ratio of under 4% or a leverage ratio of under 4%; (4) a "significantly undercapitalized" institution has a Total risk-based capital ratio of under 6%, a Tier 1 risk-based ratio of under 3% or a leverage ratio of under 3%; and (5) a "critically undercapitalized" institution has a leverage ratio of 2% or less. Institutions in any of the three undercapitalized categories would be prohibited from declaring dividends or making capital distributions. The FDIC regulations also establish procedures for "downgrading" an institution to a lower capital category based on supervisory factors other than capital.

To continue to conduct its business as currently conducted, FSC and the Bank will need to maintain capital well above the minimum levels. As of December 31, 2010 and 2009, the most recent notifications from the FDIC categorized the Bank as "well capitalized" under current regulations.

In 2004, the Basel Committee published a new capital accord ("Basel II") to replace Basel I. Basel II provides two approaches for setting capital standards for credit risk – an internal ratings-based approach tailored to individual institutions' circumstances and a standardized approach that bases risk weightings on external credit assessments to a much greater extent than permitted in existing risk-based capital guidelines. Basel II also sets capital requirements for operational risk and refines the existing capital requirements for market risk exposures.

A definitive final rule for implementing the advanced approaches of Basel II in the United States, which applies only to certain large or internationally active banking organizations, or "core banks" – defined as those with consolidated total assets of $250 billion or more or consolidated on-balance sheet foreign exposures of $10 billion or more, became effective as of April 1, 2008. Other U.S. banking organizations can elect to adopt the requirements of this rule (if they meet applicable qualification requirements), but they are not required to apply them. The rule also allows a banking organization's primary federal supervisor to determine that the application of the rule would not be appropriate in light of the bank's asset size, level of complexity, risk profile, or scope of operations. The Bank is not required to comply with the advanced approaches of Basel II. In July 2008, the agencies issued a proposed rule that would give banking organizations that do not use the advanced approaches the option to implement a new risk-based capital framework, which would adopt the standardized approach of Basel II for credit risk, the basic indicator approach of Basel II for operational risk, and related disclosure requirements. While this proposed rule generally parallels the relevant approaches under Basel II, it diverges where United States markets have unique characteristics and risk profiles. Comments on the proposed rule were due to the agencies by October 2008, but a definitive final rule has not been issued.

The Dodd-Frank Act requires the Federal Reserve Board, the OCC and the FDIC to adopt regulations imposing a continuing "floor" of the Basel I-based capital requirements in cases where the Basel II-based capital requirements and any changes in capital regulations resulting from Basel III (see below) otherwise would permit lower requirements. In December 2010, the Federal Reserve Board, the OCC and the FDIC issued a joint notice of proposed rulemaking that would implement this requirement.

In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as "Basel III". Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity.

The Basel III final capital framework, among other things, (i) introduces as a new capital measure "Common Equity Tier I" ("CET1"), (ii) specifies that Tier 1 capital consists of CET1 and "Additional Tier 1capital" instruments meeting specified requirements, (iii) defines CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expands the scope of the adjustments as compared to existing regulations.

When fully phased-in on January 1, 2019, Basel III requires banks to maintain (i) as a newly adopted international standard, a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7%), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of Total (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation) and (iv) as a newly adopted international standard, a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter).

Basel III also provides for a "countercyclical capital buffer," generally to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk, that would be a CET1 add-on to the capital conservation buffer in the range of 0% to 2.5% when fully implemented (potentially resulting in total buffers of between 2.5% and 5%).

The aforementioned capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The implementation of the Basel III final framework will commence January 1, 2013. On that date, banking institutions will be required to meet the following minimum capital ratios:

- 3.5% CET1 to risk-weighted assets.
- 4.5% Tier 1 capital to risk-weighted assets.
- 8.0% Total capital to risk-weighted assets.

The Basel III final framework provides for a number of new deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1.

Implementation of the deductions and other adjustments to CET1 will begin on January 1, 2014 and will be phased-in over a five-year period (20% per year). The implementation of the capital conservation buffer will begin on January 1, 2016 at .625% and be phased-in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019).

The U.S. banking agencies have indicated informally that they expect to propose regulations implementing Basel III in mid-2011 with final adoption of implementing regulations in mid-2012. Notwithstanding its release of the Basel III framework as a final framework, the Basel Committee is considering further amendments to Basel III, including the imposition of additional capital surcharges on globally systemically important financial institutions. In addition to Basel III, Dodd-Frank requires or permits the Federal banking agencies to adopt regulations affecting banking institutions' capital requirements in a number of respects, including potentially more stringent capital requirements for systemically important financial institutions. Accordingly, the regulations ultimately applicable to the Bank may be substantially different from the Basel III final framework as published in December 2010. Requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact the Bank's net income and return on equity.

***Internal Control Reporting***

The 1991 Act also imposes substantial auditing and reporting requirements and increases the role of independent accountants and outside directors of banks.

***Commercial Real Estate***

In December 2006, the federal banking agencies, including the FDIC, issued a final guidance on concentrations in commercial real estate lending (the "Guidance"), noting that increases in banks' commercial real estate concentrations could create safety and soundness concerns in the event of a significant economic downturn. The Guidance mandates certain minimal risk management practices and categorizes banks with defined levels of such concentrations as banks that may warrant elevated examiner scrutiny. The regulatory guideline defines a bank as having a concentration in commercial real estate if its portfolio of land, construction (both commercial and residential) and Acquisition and Development loans exceeds 100% of the Bank's total risk based capital. The Bank's ratio decreased from 77% at December 31, 2009 to 59% at December 31, 2010. The regulatory guideline for all real estate loans, except owner-occupied property as a percentage of capital is a maximum of 300%. The Bank's ratio decreased from 144% at December 31, 2009 to 138% at December 31, 2010. The Guidance does not formally prohibit a bank from exceeding either of these two thresholds. Rather, it defines the circumstances under which a bank will be declared to have a commercial real estate concentration. Further, the Guidance requires any such banks with commercial real estate concentrations to have heightened and sophisticated risk management systems in place to adequately manage the increased levels of risk. While management believes that our credit processes, procedures and systems meet the risk management standards dictated by the Guidance, regulatory authorities could effectively limit increases in the real estate concentrations in the Bank's loan portfolios or require additional credit administration and management costs associated therewith, or both.

*Loans*

Inter-agency guidelines adopted by federal bank regulators mandate that financial institutions establish real estate lending policies with maximum allowable real estate loan-to-value limits, subject to an allowable amount of non-conforming loans as a percentage of capital. The Bank adopted the federal guidelines in 2001.

*Transactions with Affiliates*

Under federal law, all transactions between and among a state nonmember bank and its affiliates, which include holding companies, are subject to Sections 23A and 23B of the Federal Reserve Act and Regulation W promulgated thereunder. Generally, these requirements limit these transactions to a percentage of the bank's capital and require all of them to be on terms at least as favorable to the bank as transactions with non-affiliates. In addition, a bank may not lend to any affiliate engaged in non-banking activities not permissible for a bank holding company or acquire shares of any affiliate that is not a subsidiary. The FDIC is authorized to impose additional restrictions on transactions with affiliates if necessary to protect the safety and soundness of a bank. The regulations also set forth various reporting requirements relating to transactions with affiliates.

*Financial Privacy*

In accordance with the GLB Act, federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

*Anti-Money Laundering Initiatives and the USA Patriot Act*

A major focus of governmental policy on financial institutions in recent years has been aimed at combating terrorist financing. This has generally been accomplished by amending existing anti-money laundering laws and regulations. The USA Patriot Act of 2001 (the "USA Patriot Act") has imposed significant new compliance and due diligence obligations, creating new crimes and penalties. The Treasury issued a number of implementing regulations that apply to various requirements of the USA Patriot Act to us and the Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

*Future Legislation*

Various legislation affecting financial institutions and the financial industry is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of Fidelity and its subsidiaries in substantial and unpredictable ways, and could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance depending upon whether any of this potential legislation will be enacted, and if enacted, the effect that it or any implementing regulations, would have on the financial condition or results of operations of Fidelity or any of its subsidiaries. With the recent enactments of the Dodd-Frank Act, the nature and extent of future legislative and regulatory changes affecting financial institutions is very unpredictable at this time.

**Competition**

The banking business is highly competitive. The Bank competes for traditional bank business with numerous other commercial banks and thrift institutions in Fulton, DeKalb, Cobb, Clayton, Gwinnett, Rockdale, Coweta and Barrow Counties, Georgia, the Bank's primary market area other than for residential construction and development loans, SBA loans, residential mortgages, and indirect automobile loans. The Bank also competes for loans with insurance companies, regulated small loan companies, credit unions, and certain governmental agencies. The Bank competes with independent brokerage and investment companies, as well as state and national banks and their affiliates and other financial companies. Many of the companies with whom the Bank competes have greater financial resources.

The indirect automobile financing and mortgage banking industries are also highly competitive. In the indirect automobile financing industry, the Bank competes with specialty consumer finance companies, including automobile manufacturers' captive finance companies, in addition to other financial institutions. The residential mortgage banking business competes with independent mortgage banking companies, state and national banks and their subsidiaries, as well as thrift institutions and insurance companies.

### Employees and Executive Officers

As of December 31, 2010, we had 559 full-time equivalent employees. We are not a party to any collective bargaining agreement. We believe that our employee relations are good. We afford our employees a variety of competitive benefit programs including a retirement plan and group health, life and other insurance programs. We also support training and educational programs designed to ensure that employees have the types and levels of skills needed to perform at their best in their current positions and to help them prepare for positions of increased responsibility.

### Executive Officers of the Registrant

The Company's executive officers, their ages, their positions with the Company at December 31, 2010, and the period during which they have served as executive officers, are as follows:

| Name | Age | Since | Position |
|---|---|---|---|
| James B. Miller, Jr. | 70 | 1979 | Principal Executive Officer, Chairman of the Board and Chief Executive Officer of Fidelity since 1979; President of Fidelity from 1979 to April 2006; Chairman of Fidelity Bank since 1998; President of Fidelity Bank from 1977 to 1997, and from December 2003 through September 2004; and Chief Executive Officer of Fidelity Bank from 1977 to 1997 and from December 2003 until present. A director of Fidelity Bank since 1976. Chairman of LionMark Insurance Company, a wholly-owned subsidiary, since November 2004. A director of Interface, Inc., a carpet and fabric manufacturing company, since 2000, and of American Software, Inc., a software development company, since 2002. |
| H. Palmer Proctor, Jr. | 43 | 1996 | President of Fidelity since April 2006; Senior Vice President of Fidelity from January 2006 through April 2006; Vice President of Fidelity from April 1996 through January 2006; Director and President of Fidelity Bank since October 2004 and Senior Vice President of Fidelity Bank from October 2000 through September 2004. Director and Secretary/Treasurer of LionMark Insurance Company, a wholly-owned subsidiary, since November 2004. |
| Stephen H. Brolly | 47 | 2008 | Principal Financial and Accounting Officer of Fidelity and Chief Financial Officer of Fidelity and Fidelity Bank since August 2008; Treasurer of Fidelity and Fidelity Bank from May 2006 through August 2008. Chief Financial Officer of LionMark Insurance Company, a wholly-owned subsidiary, since August 2008. Senior Vice President, Chief Accounting Officer and Controller of Sun Bancorp, Inc. in Vineland, New Jersey from 1999 to 2006. |
| David Buchanan | 53 | 1995 | Vice President of Fidelity since 1999; Executive Vice President of Fidelity Bank since October 2004; and Senior Vice President of Fidelity Bank from 1995 through September 2004. President of LionMark Insurance Company, a wholly-owned subsidiary, since November 2004. |

### Available Information

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers, including Fidelity, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

We also make available free of charge on or through our Internet web site (http://www.lionbank.com) our Annual Report to Shareholders, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K and if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

## Item 1A. *Risk Factors*

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may adversely impact our business operations. If any of the following risks occur, our business, financial condition, operating results, and cash flows could be materially adversely affected.

### Risks Related to our Business

***A significant portion of the Bank's loan portfolio is secured by real estate loans in the Atlanta, Georgia, metropolitan area and in eastern and northern Florida markets, and a continued downturn in real estate market values in those areas may adversely affect our business.***

Currently, our lending and other businesses are concentrated in the Atlanta, Georgia, metropolitan area and eastern and northern Florida. As of December 31, 2010, commercial real estate, real estate mortgage, and construction loans, accounted for 48.7% of our total loan portfolio. Therefore, conditions in these markets will strongly affect the level of our nonperforming loans and our results of operations and financial condition. Real estate values and the demand for commercial and residential mortgages and construction loans are affected by, among other things, changes in general and local economic conditions, changes in governmental regulation, monetary and fiscal policies, interest rates and weather. Continued declines in our real estate markets could adversely affect the demand for new real estate loans, and the value and liquidity of the collateral securing our existing loans. Adverse changes in our markets could also reduce our growth rate, impair our ability to collect loans, and generally affect our financial condition and results of operations.

***Construction and land development loans are subject to unique risks that could adversely affect earnings.***

Our construction and land development loan portfolio was $125 million at December 31, 2010, comprising 7.7% of total loans. Construction and land development loans are often riskier than home equity loans or residential mortgage loans to individuals. During general economic slowdowns, like the one we are currently experiencing, these loans represent higher risk due to slower sales and reduced cash flow that could impact the borrowers' ability to repay on a timely basis. In addition, regulations and regulatory policies affecting banks and financial services companies undergo continuous change and we cannot predict when changes will occur or the ultimate effect of any changes. Since the latter part of 2006, there has been continued regulatory focus on construction, development and commercial real estate lending. Changes in the federal policies applicable to construction, development or commercial real estate loans make us subject to substantial limitations with respect to making such loans, increase the costs of making such loans, and require us to have a greater amount of capital to support this kind of lending, all of which could have a material adverse effect on our profitability or financial condition.

***The Allowance for loan losses may be insufficient.***

The Bank maintains an allowance for loan losses, which is established and maintained through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio, including loan portfolio concentrations, current economic conditions, the economic outlook, past loan loss experience, adequacy of underlying collateral, and such other factors which, in management's judgment, deserve consideration in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires management to make significant estimates of current credit risks and trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review the Bank's allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the estimated charge-offs utilized in determining the sufficiency of the allowance for loan losses, we will need additional provisions to increase the allowance. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, regulatory capital, and may have a material adverse effect on our financial condition and results of operations. See "Allowance for Loan Losses" in Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations" located elsewhere in this report for further discussion related to our process for determining the appropriate level of the allowance for loan losses.

***The Bank may be unable to maintain and service relationships with automobile dealers and the Bank is subject to their willingness and ability to provide high quality indirect automobile loans.***

The Bank's indirect automobile lending operation depends in large part upon the ability to maintain and service relationships with automobile dealers, the strength of new and used automobile sales, the loan rate and other incentives offered by other purchasers of indirect automobile loans or by the automobile manufacturers and their captive finance companies, and the continuing ability of the consumer to qualify for and make payments on high quality automobile loans. There can be no assurance the Bank will be successful in maintaining such dealer relationships or increasing the number of dealers with which the Bank does business, or that the existing dealer base will continue to generate a volume of finance contracts comparable to the volume historically generated by such dealers, which could have a material adverse effect on our financial condition and results of operations.

***Our profitability depends significantly on economic conditions in the Atlanta metropolitan area.***

Our success depends primarily on the general economic conditions of the Atlanta metropolitan area and the specific local markets in which we operate. Unlike larger national or regional banks that are more geographically diversified, the Bank provides banking and financial services to customers primarily in the Atlanta metropolitan areas including Fulton, Dekalb, Cobb, Clayton, Gwinnett, Rockdale, Coweta and Barrow Counties. The local economic conditions in these areas have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources. A significant decline in general economic conditions, caused by a significant economic slowdown, recession, inflation, acts of terrorism, outbreak of hostilities, or other international or domestic occurrences, unemployment, changes in securities markets, or other factors could impact these local economic conditions and, in turn, have a material adverse effect on our financial condition and results of operations.

***The earnings of financial services companies are significantly affected by general business and economic conditions.***

Our operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include recession, short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U.S. economy and the local economies in which we operate, all of which are beyond our control. A deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, among other things, any of which could have a material adverse impact on our financial condition and results of operations.

***Legislative and regulatory actions taken now or in the future may have a significant adverse effect on our operations.***

Recent events in the financial services industry and, more generally, in the financial markets and the economy, have led to various proposals for changes in the regulation of the financial services industry. The Dodd-Frank Act made a number of material changes in banking regulations. The full impact of these changes remains to be seen. However, Fidelity anticipates that its compliance costs will increase as a result of the various new regulations required under the Dodd-Frank Act. Changes arising from implementation of Dodd-Frank and any other new legislation may impact the profitability of our business activities, require we raise additional capital or change certain of our business practices, require us to divest certain business lines, materially affect our business model or affect retention of key personnel, and could expose us to additional costs, including increased compliance costs. These changes may also require us to invest significant management attention and resources to make any necessary changes, and could therefore also adversely affect our business and operations.

***Further increases in FDIC premiums could have a material adverse effect on our future earnings.***

The FDIC insures deposits at FDIC insured financial institutions, including the Bank. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund at an adequate level. In light of current economic conditions, the FDIC has increased its assessment rates and imposed special assessments. The FDIC may further increase these rates and impose additional special assessments in the future, which could have a material adverse effect on future earnings.

***There are substantial regulatory limitations on changes of control of bank holding companies.***

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock.

***Future dividend payments and common stock repurchases are restricted by the terms of the Treasury's equity investment in us.***

Under the terms of the Program, until the earlier of the third anniversary of the date of issuance of the Preferred Shares and the date on which the Preferred Shares have been redeemed in whole or the Treasury has transferred all of the Preferred Shares to third parties, we are prohibited from increasing dividends on our common stock from the last quarterly cash dividend per share ($0.01) declared on the common stock prior to December 19, 2008, as adjusted for subsequent stock dividends and other similar actions, and from making certain repurchases of equity securities, including our common stock, without the Treasury's consent. Furthermore, as long as the Preferred Shares are outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our common stock, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions.

***The limitations on executive compensation imposed through our participation in the Capital Purchase Program may restrict our ability to attract, retain and motivate key employees, which could adversely affect our operations.***

As part of our participation in the Program, we agreed to be bound by certain executive compensation restrictions, including limitations on severance payments and the clawback of any bonus and incentive compensation that were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria. Subsequent to the issuance of the preferred shares, the ARRA was enacted, which provides more stringent limitations on severance pay and the payment of bonuses. To the extent that any of these compensation restrictions do not permit us to provide a comprehensive compensation package to our key employees that is competitive in our market area, we may have difficulty in attracting, retaining and motivating our key employees, which could have an adverse effect on our results of operations.

***The terms governing the issuance of the preferred shares to the Treasury may be changed, the effect of which may have an adverse effect on our operations.***

The terms of the Letter Agreement which we entered into with the Treasury provides that the Treasury may unilaterally amend any provision of the Letter Agreement to the extent required to comply with any changes in applicable federal law that may occur in the future. We have no assurances that changes in the terms of the transaction will not occur in the future. Such changes may place restrictions on our business or results of operations, which may adversely affect the market price of our common stock.

***Liquidity is essential to our businesses and we rely on external sources to finance a significant portion of our operations.***

Liquidity is essential to our businesses. Our liquidity could be substantially affected in a negative fashion by an inability to raise funding in the debt capital markets or the equity capital markets or an inability to access the secured lending markets. Factors that we cannot control, such as disruption of the financial markets or negative views about the financial services industry generally, could impair our ability to raise funding. In addition, our ability to raise funding could be impaired if lenders develop a negative perception of our financial prospects. Such negative perceptions could be developed if we suffer a decline in the level of our business activity or regulatory authorities take significant action against us, among other reasons. If we are unable to raise funding using the methods described above, we would likely need to finance or liquidate unencumbered assets to meet maturing liabilities. We may be unable to sell some of our assets, or we may have to sell assets at a discount from market value, either of which could adversely affect our results of operations and financial condition.

***Fluctuations in interest rates could reduce our profitability and affect the value of our assets.***

Like other financial institutions, our earnings and cash flows are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. Over any defined period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice versa. In addition, the individual market interest rates underlying our loan and deposit products (e.g., prime versus competitive market deposit rates) may not change to the same degree over a given time period. In any event, if market interest rates should move contrary to our position, our earnings may be negatively affected. Also, the volume of nonperforming assets will negatively impact average yields if and as it increases. In addition, loan volume and quality and deposit volume and mix can be affected by market interest rates. Changes in levels of market interest rates, including the current rate environment, could materially adversely affect our net interest spread, asset quality, origination volume and overall profitability.

In September 2007, the Federal Reserve began lowering the targeted Federal funds rate, reducing the rate to 4.25% by the end of 2007. In 2008, as the economic crisis deepened, the Federal Reserve continued to lower interest rates to a historic low of .25% where it remained since. While these short-term market interest rates (which we use as a guide to price our deposits) decreased, the yield on our earning assets decreased more quickly which in combination with heavy competition for deposit accounts had a negative impact on our interest rate spread and net interest margin during 2008 and into 2009. Income could also be adversely affected if the interest rates paid on deposits and other borrowings increase quicker than the interest rates received on loans and other investments during periods of rising interest rates.

We principally manage interest rate risk by managing our volume and the mix of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition, and results of operations could be materially harmed.

Changes in the level of interest rates also may negatively affect our ability to originate construction, commercial and residential real estate loans, the value of our assets, and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings.

***We operate in a highly competitive industry and market area.***

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and have more financial resources. Such competitors primarily include national, regional, and community banks within the markets in which we operate. Additionally, various out-of-state banks continue to enter the market area in which we currently operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, and other financial intermediaries. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services, as well as better pricing for those products and services. A weakening in our competitive position, could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

***Financial services companies depend on the accuracy and completeness of information about customers and counterparties.***

In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports, and other financial information. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

***We are subject to extensive governmental regulation.***

We are subject to extensive supervision and regulation by Federal and state governmental agencies, including the FRB, the GDBF and the FDIC. Current and future legislation, regulations, and government policy could adversely affect the Company and the financial institution industry as a whole, including the cost of doing business. Although the impact of such legislation, regulations, and policies cannot be predicted, future changes may alter the structure of, and competitive relationships among, financial institutions and the cost of doing business, which could have a material adverse effect on our financial condition and results of operations.

***Our growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.***

We are required by Federal regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our growth. If we raise capital through the issuance of additional shares of our common stock or other securities, it would dilute the ownership interest of our current shareholders and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders, which may adversely impact our current shareholders.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure that we will have the ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth or acquisitions could be materially impaired, which could have a material adverse effect on our financial condition and results of operations.

***The building of market share through our branching strategy could cause our expenses to increase faster than revenues.***

We intend to continue to build market share in the greater Atlanta metropolitan area through our branching strategy. While we have no commitments to branch during 2011, there are branch locations under consideration and others may become available. There are considerable costs involved in opening branches and new branches generally require a period of time to generate sufficient revenues to offset their costs, especially in areas in which we do not have an established presence.

Accordingly, any new branch can be expected to negatively impact our earnings for some period of time until the branch reaches certain economies of scale. Our expenses could be further increased if we encounter delays in the opening of new branches. Finally, we have no assurance that new branches will be successful, even after they have been established.

***Potential acquisitions may disrupt our business and dilute shareholder value.***

From time to time, we may evaluate merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions. There is no assurance that any acquisitions will occur in the future. However, if we do acquire other banks, businesses, or branches, such acquisitions would involve various risks, including the following:

- potential exposure to unknown or contingent liabilities of the target company;
- exposure to potential asset quality issues of the target company;
- difficulty and expense of integrating the operations and personnel of the target company;
- potential disruption to our business;
- potential diversion of management's time and attention;
- the possible loss of key employees and customers of the target company;
- difficulty in estimating the value of the target company; and
- potential changes in banking or tax laws or regulations that may affect the target company.

If we were to pay for acquisitions with shares of our common stock, some dilution of our tangible book value and net income per common share may occur since acquisitions may involve the payment of a premium over book and market values. Furthermore, failure to realize the expected benefits of an acquisition, such as anticipated revenue increases, cost savings, or increased geographic or product presence, could have a material adverse effect on our financial condition and results of operations.

***Our controls and procedures may fail or be circumvented.***

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, and financial condition.

***We may not be able to attract and retain skilled people.***

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most activities that we engage in can be intense and we may not be able to hire people or to retain them. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of our market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

***Our information systems may experience an interruption or breach in security.***

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

***We are subject to claims and litigation.***

From time to time, customers and others make claims and take legal action pertaining to the Company's performance of our responsibilities. Whether customer claims and legal action related to the Company's performance of our responsibilities are founded or unfounded, or if such claims and legal actions are not resolved in a manner favorable to the Company, they may result in significant financial liability and/or adversely affect the market perception of the Company and our products and services, as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

**Risks Related to our Common Stock**

***Our stock price can be volatile.***

Stock price volatility may make it more difficult for shareholders to resell common stock when they want and at prices they find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

- news reports relating to trends, concerns and other issues in the financial services industry;
- actual or anticipated variations in quarterly results of operations;
- recommendations by securities analysts;
- operating and stock price performance of other companies that investors deem comparable to us;
- perceptions in the marketplace regarding the Company and/or our competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or our competitors;
- changes in government laws and regulation; and
- geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors, and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease, regardless of operating results.

***Our common stock trading volume is less than that of other larger financial services companies.***

Although our common stock is listed for trading on the NASDAQ Global Select Market, the trading volume in our common stock is less than that of larger financial services companies. A public trading market having the desired characteristics of depth, liquidity, and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.

***The exercise of the Warrant by the Treasury would dilute existing shareholders' ownership interest and may make it more difficult for us to take certain actions that may be in the best interest of shareholders.***

In addition to the issuance of the Preferred Shares, we also granted to the Treasury the Warrant to purchase 2,266,458 shares of common stock at a price of $3.19 per share. If the Treasury exercises the entire Warrant, it would result in a significant dilution to the ownership interest of our existing shareholders and dilute the earnings per share value of our common stock. Further, if the Treasury exercises the entire Warrant, it will become the second largest shareholder of Fidelity. The Treasury has agreed that it will not exercise voting power with regard to the shares that it acquires by exercising the Warrant. However, Treasury's abstention from voting may make it more difficult for us to obtain shareholder approval for those matters that require a majority of total shares outstanding, such as a business combination involving Fidelity.

***Provisions in our Bylaws and our Tax Benefits Preservation Plan may make it more difficult for another party to obtain control.***

In November, 2010, the Board of Directors of the Company adopted an amendment to the bylaws of the Company electing for the provisions of Article 11A of the Georgia Business Corporation Code (the "Business Combination Statute") to apply to the Company and also adopted a Tax Benefits Preservation Plan. The bylaw amendment and Tax Benefits Preservation Plan could make it more difficult for a third party to acquire control of us or could have the effect of discouraging a third party from attempting to acquire control of us. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be at a price attractive to some of our shareholders.

**Item 1B.** ***Unresolved Staff Comments***

None

**Item 2.** ***Properties***

Our principal executive offices consist of 19,175 square feet of leased space in Atlanta, Georgia. Our support operations are principally conducted from 65,897 square feet of leased space located at 3 Corporate Square, Atlanta, Georgia. The Bank has 23 branch offices located in Fulton, Dekalb, Cobb, Clayton, Gwinnett, Rockdale, Coweta and Barrow Counties, Georgia, and a branch in Jacksonville, Duval County, Florida, of which 16 are owned and 8 are leased. The Company leases mortgage origination offices in Atlanta, Georgia, Alpharetta, Georgia, Greensboro, Georgia, Gainesville, Georgia, Sandy Springs, Georgia and Colorado Springs, Colorado. The Company leases a SBA loan production office in Covington, Georgia, and an off-site storage space in Atlanta, Georgia.

**Item 3.** ***Legal Proceedings***

We are a party to claims and lawsuits arising in the course of normal business activities. Although the ultimate outcome of all claims and lawsuits outstanding as of December 31, 2010, cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material adverse effect on our results of operations or financial condition.

Item 4. *Removed and Reserved*

## PART II

**Item 5.** ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Fidelity's common stock trades on the NASDAQ Global Select Market under the symbol LION. The following table sets forth the high and low closing sale prices (adjusted for stock dividends) for the common stock for the calendar quarters indicated, as published by the NASDAQ stock market.

**Market Price – Common Stock**

| | 2010[(1)] | | 2009[(1)] | |
|---|---|---|---|---|
| | **High** | **Low** | **High** | **Low** |
| Fourth Quarter | **$7.26** | **$6.07** | $4.56 | $2.34 |
| Third Quarter | **7.40** | **5.97** | 4.59 | 2.41 |
| Second Quarter | **9.10** | **5.64** | 3.33 | 2.10 |
| First Quarter | **5.88** | **3.24** | 4.16 | 1.08 |

(1) Adjusted for stock dividends

As of March 3, 2010, there were approximately 550 shareholders of record. In addition, shares of approximately 1,750 beneficial owners of Fidelity's common stock were held by brokers, dealers, and their nominees.

**Dividends**

The Company declared approximately $1.8 million in cash dividends on common stock in 2008. The Company did not declare any cash dividends in 2010 and 2009. However, the Company declared a quarterly stock dividend of one share for every 200 shares owned in 2010. Management cannot assure that this trend will continue. Future dividends will require a quarterly review of current and projected earnings for the remainder of 2011 in relation to capital requirements prior to the determination of the dividend, and be subject to regulatory restrictions under applicable law and the requirements of the MOU. The MOU requires that, prior to declaring or paying any cash dividends, FSC must obtain the prior consent of its regulators.

The following schedule summarizes cash dividends declared and paid per share of common stock for the last three years:

| | Dividend | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| First Quarter | **$ –** | $ – | $.09 |
| Second Quarter | **–** | – | .09 |
| Third Quarter | **–** | – | .01 |
| Fourth Quarter | **–** | – | – |
| For the Year | **$ –** | $ – | $.19 |

In addition, pursuant to the terms of the Letter Agreement entered into with the Treasury under the Capital Purchase Program, the ability of Fidelity to declare or pay dividends or distributions of its common stock is subject to restrictions, including a restriction against increasing dividends from the last quarterly cash dividend per share ($0.01) declared on the common stock prior to December 19, 2008, as adjusted for subsequent stock dividends and other similar actions. In addition, as long as the Preferred Shares are outstanding, dividend payments are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. This restriction will terminate on the third anniversary of the date of issuance of the Preferred Shares or, if earlier, the date on which the Preferred Shares have been redeemed in whole or the Treasury has transferred all of the Preferred Shares to third parties.

See Note 13 to the consolidated financial statements in Item 8 for a further discussion of the restrictions on our ability to pay dividends.

**Share Repurchases**

Fidelity did not repurchase any securities during the fourth quarter of 2010.

**Sale of Unregistered Securities**

Fidelity has not sold any unregistered securities during the period, other than sales previously reported on Forms 10Q or 8K filed with the SEC.

**Securities Authorized for Issuance Under Equity Compensation Plans**

The following table presents information as of December 31, 2010, with respect to shares of common stock of Fidelity that may be issued under equity compensation plans. The equity compensation plans of Fidelity consist of the stock options, restricted stock grants, and other awards as defined in the 2006 Equity Incentive Plan and the 401(k) tax qualified savings plan.

| Plan Category | Number of Securities to be Issued upon Exercise of Outstanding Options | Weighted Average Exercise Price of Outstanding Options | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A) |
|---|---|---|---|
| Equity Compensation Plans Approved by Shareholders[1] | 646,317 | $8.59 | 145,079 |
| Equity Compensation Plans Not Approved by Shareholders[2] | N/A | N/A | N/A |
| Total | 646,317 | $8.59 | 145,079 |

*(1) 1997 Stock Option Plan and 2006 Equity Incentive Plan*
*(2) Excludes shares issued under the 401(k) Plan.*

**Shareholder Return Performance Graph**

The following graph compares the percentage change in the cumulative five-year shareholder return on Fidelity's Common Stock (traded on the NASDAQ National Market under the symbol "LION") with the cumulative total return on the NASDAQ Composite Index, and the SNL NASDAQ Bank Index.

The graph assumes that the value invested in the Common Stock of Fidelity and in each of the two indices was $100 on December 31, 2005, and all dividends were reinvested.


Total Return Performance
Index Value
150
125
100
75
50
25
0
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
Fidelity Southern Corporation
NASDAQ Composite
SNL Bank NASDAQ

| Index | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 |
|---|---|---|---|---|---|---|
| | Period Ending December 31, | | | | | |
| Fidelity Southern Corporation | $100.00 | $105.81 | $ 54.27 | $21.63 | $ 22.01 | $ 43.53 |
| NASDAQ Composite | 100.00 | 110.39 | 122.15 | 73.32 | 106.57 | 125.91 |
| SNL NASDAQ Bank Index | 100.00 | 112.27 | 88.14 | 64.01 | 51.93 | 61.27 |

**Item 6. *Selected Financial Data***

The following table contains selected consolidated financial data. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes included in this report.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2010** | **2009** | **2008** | **2007** | **2006** |
| | *(Dollars in thousands, except per share data)* | | | | |
| Interest income | **$ 95,284** | $ 97,583 | $ 104,054 | $ 113,462 | $ 97,804 |
| Interest expense | **30,563** | 46,009 | 57,636 | 66,682 | 54,275 |
| Net interest income | **64,721** | 51,574 | 46,418 | 46,780 | 43,529 |
| Provision for loan losses | **17,125** | 28,800 | 36,550 | 8,500 | 3,600 |
| Noninterest income, including securities gains | **42,909** | 33,978 | 17,636 | 17,911 | 15,699 |
| Securities gains, net | **2,291** | 5,308 | 1,306 | 2 | – |
| Noninterest expense | **75,973** | 64,562 | 48,839 | 47,203 | 40,568 |
| Net income (loss) | **10,133** | (3,855) | (12,236) | 6,634 | 10,374 |
| Dividends declared – common | – | – | 1,783 | 3,357 | 2,964 |
| **Per Share Data:** | | | | | |
| Net income (loss): | | | | | |
| Basic earnings (loss) (1) | **$ .64** | $ (.70) | $ ( 1.25) | $ .68 | $ 1.06 |
| Diluted earnings (loss) (1) | **.57** | (.70) | (1.25) | .68 | 1.06 |
| Book value(1) | **8.81** | 8.27 | 9.22 | 10.13 | 9.67 |
| Dividends declared | – | – | .19 | .36 | .32 |
| Dividend payout ratio | **–%** | –% | –% | 50.61% | 28.57% |
| **Profitability Ratios:** | | | | | |
| Return on average assets | **.54%** | (.21)% | (.70)% | .41% | .70% |
| Return on average shareholders' equity | **7.50** | (2.91) | (12.43) | 6.84 | 11.67 |
| Net interest margin | **3.66** | 2.95 | 2.84 | 3.04 | 3.10 |
| **Asset Quality Ratios:** | | | | | |
| Net charge-offs to average loans | **1.44%** | 2.44% | 1.36% | .45% | .19% |
| Allowance to period-end loans | **2.00** | 2.33 | 2.43 | 1.19 | 1.07 |
| Nonperforming assets to total loans, OREO and repos | **6.01** | 6.43 | 7.89 | 1.65 | .40 |
| Allowance to nonperforming loans, OREO and repos | **.29x** | .32x | .29x | .71x | 2.52x |
| **Liquidity Ratios:** | | | | | |
| Total loans to total deposits | **100.00%** | 91.64% | 100.01% | 103.30% | 100.18% |
| Loans to total deposits | **86.99** | 83.18 | 96.14 | 98.77 | 95.98 |
| Average total loans to average earning assets | **83.34** | 82.46 | 89.81 | 90.34 | 88.36 |
| **Capital Ratios:** | | | | | |
| Leverage | **9.36%** | 9.03% | 10.04% | 7.93% | 8.07% |
| Risk-based capital | | | | | |
| Tier 1 | **10.87** | 11.25 | 11.10 | 8.43 | 8.54 |
| Total | **13.28** | 13.98 | 13.67 | 11.54 | 10.37 |
| Average equity to average assets | **7.19** | 7.13 | 5.66 | 5.93 | 5.99 |
| **Balance Sheet Data (At End of Period):** | | | | | |
| Assets | **$1,945,300** | $1,851,520 | $1,763,113 | $1,686,484 | $1,649,179 |
| Earning assets | **1,797,398** | 1,744,134 | 1,635,722 | 1,597,855 | 1,562,736 |
| Total loans | **1,613,270** | 1,421,090 | 1,443,862 | 1,452,013 | 1,389,024 |
| Total deposits | **1,613,248** | 1,550,725 | 1,443,682 | 1,405,625 | 1,386,541 |
| Long-term debt | **142,527** | 117,527 | 115,027 | 92,527 | 83,908 |
| Shareholders' equity | **140,511** | 129,685 | 136,604 | 99,963 | 94,647 |
| **Daily Average:** | | | | | |
| Assets | **$1,879,657** | $1,858,874 | $1,738,494 | $1,635,520 | $1,483,384 |
| Earning assets | **1,776,563** | 1,759,893 | 1,649,022 | 1,553,602 | 1,415,105 |
| Total loans | **1,480,618** | 1,451,240 | 1,481,066 | 1,403,461 | 1,250,386 |
| Total deposits | **1,562,617** | 1,542,569 | 1,445,485 | 1,377,503 | 1,223,428 |
| Long-term debt | **129,102** | 133,623 | 111,475 | 90,366 | 94,111 |
| Shareholders' equity | **135,132** | 132,613 | 98,461 | 97,059 | 88,866 |

*(1) Adjusted for stock dividends*

**Item 7.** ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

## CONSOLIDATED FINANCIAL REVIEW

The following management discussion and analysis addresses important factors affecting the results of operations and financial condition of FSC and its subsidiaries for the periods indicated. The consolidated financial statements and accompanying notes should be read in conjunction with this review.

### Overview

Our profitability, as with most financial institutions, is significantly dependent upon net interest income, which is the difference between interest received on interest-earning assets, such as loans and securities, and the interest paid on interest-bearing liabilities, principally deposits and borrowings. During a period of economic slowdown the lack of interest income from nonperforming assets and an additional provision for loan losses can greatly reduce our profitability. Results of operations are also affected by noninterest income, such as service charges on deposit accounts and fees on other services, income from indirect automobile and SBA lending activities, mortgage banking, brokerage activities, and bank owned life insurance; as well as noninterest expenses such as salaries and employee benefits, occupancy, furniture and equipment, professional and other services, and other expenses, including income taxes.

Economic conditions, competition, and the monetary and fiscal policies of the Federal government significantly affect financial institutions. Poor performance of subprime loans initiated the credit crisis that began in the summer of 2007, followed by substantial declines in residential home sales and prices, the slowing of the national economy and by a serious lack of liquidity. By the end of 2007, the credit turmoil migrated to consumer lending, as demonstrated by the increase in credit card delinquencies and automobile repossessions in all regions of the U.S., including our southeast markets. In 2008, the financial crisis worsened and led to a crisis of confidence in the financial sector as a result of concerns about the capital base and viability of certain financial institutions and the Treasury had to step in with capital infusions for many financial institutions. During this period, interbank lending and commercial paper borrowing fell sharply, precipitating a credit freeze for both institutional and individual borrowers. In the second half of 2009 and continuing into 2010, liquidity in the secondary markets began to improve. The national unemployment rate, which increased as high as 10.1% in 2009, decreased to 9.4% in December 2010. In 2010, the Federal Reserve kept short-term interest rates at historic lows in response to the continuing national economic downturn.

The recession had a major impact on the Atlanta and Florida economies, particularly in the residential construction and development markets. Many builders and building related businesses have suffered financially due to the decreasing home prices, lack of demand for houses and the oversupply of houses and residential lots. In 2010, we began to see some improvement in the real estate downturn as both delinquencies and foreclosures began to moderate. These are the primary reasons that, when compared to 2009, our net charge-offs decreased 41.0% to $19.1 million during 2010 and our provision for loan losses decreased 40.5% to $17.1 million. Management recorded a total of $82.5 million in provision for loan losses in 2008, 2009 and 2010 compared to net charge-offs of $71.0 million over the same period, so for every dollar of net charge-offs, we recorded $1.16 in provision for loan losses. Our allowance for loan losses as a percentage of loans outstanding decreased to 2.00% at December 31, 2010, from 2.33% at the end of 2009.

Since our inception in 1974, we have pursued managed profitable growth through internal expansion built on providing quality financial services. During 2010, as the economic crisis began to recede, the Bank was able to grow its consumer installment, mortgage and commercial loan portfolios. The loan portfolio is well diversified among consumer, business, and real estate.

Net income for 2010 was $10.1 million compared to net loss of $3.9 million in 2009. Net income per basic and diluted share was $.64 and $.57, respectively for 2010 compared to a net loss per share of $.70 in 2009. Key factors impacting our improved financial condition and results of operations for 2010 are summarized below:

- The provision for loan losses for 2010 was $17.1 million compared to $28.8 million in 2009. Net charge-offs for 2010 were 1.44% of average loans outstanding compared to 2.44% for 2009. The allowance for loan losses was 2.00% of outstanding loans and provided a coverage ratio of 28.6% of nonperforming assets as of December 31, 2010.
- The net interest margin increased 71 basis points in 2010 to 3.66% from 2.95% in 2009, resulting from a 97 basis point decrease in the cost of funds which was greater than the 19 basis point decrease in the yield on earning assets. Management's successful efforts to reduce the cost of funds included aggressive reductions in interest rates within the constraints of our market as well as a shift in the deposit mix to emphasize lower cost savings accounts.
- Total assets increased $93.8 million or 5.1% to $1.945 billion at the end of 2010 compared to $1.852 billion at year end 2009. This increase was primarily due to an 8.8% increase in loans as a result of growth in the consumer installment and commercial loan portfolios, a 60.0% increase in loans held for sale primarily related to mortgage banking activities, and an increase in the investment portfolio somewhat offset by a decrease in cash and cash equivalents as liquid funds were converted to earning assets.

The Bank's franchise spans eight Counties in the metropolitan Atlanta market and one branch office in Jacksonville, Florida. Our lending activities and the total of our nonperforming assets are significantly influenced by the local economic environments in Atlanta and Jacksonville. Our net interest margin is affected by prevailing interest rates, nonperforming assets and competition among financial institutions for loans and deposits. Atlanta's and to a lesser extent Jacksonville's economies continue to be negatively impacted by the weak real estate market. Management expects the economy to be stable through the first half of 2011 with possible economic growth in the second half of the year. The Bank continues to attract new customer relationships, and talented and experienced bankers.

Our overall focus is on building shareholder value. Our mission is "to continue growth, improve earnings and increase shareholder value; to treat customers, employees, community and shareholders according to the Golden Rule; and to operate within a culture of strong internal controls." The strong focus in 2011 will be on credit quality, expense controls, and quality loan growth.

**Critical Accounting Policies**

Our accounting and reporting policies are in accordance with U.S. generally accepted accounting principles and conform to general practices within the financial services industry. Our financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions, and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses, and related disclosures. Different assumptions in the application of these policies, or conditions significantly different from certain assumptions, could result in material changes in our consolidated financial position or consolidated results of operations. Our accounting policies are fundamental to understanding our consolidated financial position and consolidated results of operations. Our significant accounting policies are discussed in detail in Note 1 in the "Notes to Consolidated Financial Statements." Significant accounting policies have been periodically discussed and reviewed with and approved by the Audit Committee of the Board of Directors and the Board of Directors.

The following is a summary of our more critical significant accounting policies that are highly dependent on estimates, assumptions, and judgments.

***Allowance for Loan Losses***

The allowance for loan losses is established and maintained through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio, including loan portfolio concentrations, current economic conditions, the economic outlook, past loan loss experience, adequacy of underlying collateral, and such other factors which, in management's judgment, deserve consideration in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

A formal review of the allowance for loan losses is prepared at least monthly to assess the probable credit risk inherent in the loan portfolio and to determine the adequacy of the allowance for loan losses. For purposes of the monthly management review, the loan portfolio is separated by loan type and each loan type is treated as a homogeneous pool. In accordance with the Interagency Policy Statement on the Allowance for Loan and Lease Losses, the level of allowance required for each loan type is determined based upon historical charge-off experience and current economic trends. In addition to the homogenous pools of loans, every commercial, commercial real estate, SBA, and construction loan is assigned a risk rating using established credit policy guidelines. All nonperforming commercial, commercial real estate, SBA, and construction loans and loans deemed to have greater than normal risk characteristics are reviewed monthly by Credit Review to determine the level of additional allowance for loan losses, if any, required to be specifically assigned to these loans.

***Capitalized Servicing Assets and Liabilities***

We sell indirect automobile loan pools, residential mortgages and SBA loans with servicing retained. When the contractually specific servicing fees on loans sold servicing retained are expected to be more than adequate compensation to a servicer for performing the servicing, a capitalized servicing asset is recognized. When the expected costs to a servicer for performing loan servicing are not expected to adequately compensate a servicer, a capitalized servicing liability is recognized. Servicing assets and servicing liabilities are amortized over the expected lives of the serviced loans utilizing the interest method. Management makes certain estimates and assumptions related to costs to service varying types of loans and pools of loans, the projected lives of loans and pools of loans sold servicing retained, and discount factors used in calculating the present values of servicing fees projected to be received.

No less frequently than quarterly, management reviews the status of all loans and pools of loans sold with related capitalized servicing assets to determine if there is any impairment to those assets due to such factors as earlier than estimated repayments or significant prepayments. Any impairment identified in these assets will result in reductions in their carrying values and a corresponding increase in operating expenses.

### *Loan Related Revenue Recognition*

Loans are reported at principal amounts outstanding net of deferred fees and costs. Interest income and ancillary fees from loans are a primary source of revenue. Interest income is recognized in a manner that results in a level yield on principal amounts outstanding. Rate related loan fee income, loan origination, and commitment fees, and certain direct origination costs are deferred and amortized as an adjustment of the yield over the contractual lives of the related loans, taking into consideration assumed prepayments. The accrual of interest is discontinued when, in management's judgment, it is determined that the collectability of interest or principal is doubtful.

For commercial, SBA, construction, and real estate loans, the accrual of interest is discontinued and the loan categorized as nonaccrual when, in management's opinion, due to deterioration in the financial position or operations of the borrower, the full repayment of principal and interest is not expected, or principal or interest has been in default for a period of 90 days or more, unless the obligation is both well secured and in the process of collection. Commercial, SBA, construction, and real estate secured loans may be returned to accrual status when management expects to collect all principal and interest and the loan has been brought current. Interest received on well collateralized nonaccrual loans is recognized on the cash basis. If the commercial, SBA, construction or real estate secured loan is not well collateralized, payments are applied to reduce principal.

Consumer loans are placed on nonaccrual upon becoming 90 days past due or sooner if, in the opinion of management, the full repayment of principal and interest is not expected. On consumer loans, any payment received on a loan on which the accrual of interest has been suspended is applied to reduce principal.

When a loan is placed on nonaccrual, interest accrued during the current accounting period is reversed and interest accrued in prior periods, if significant, is charged off and adjustments to principal are made if the collateral related to the loan is deficient.

### *Income Taxes*

We file a consolidated Federal income tax return, as well as tax returns in several states. Income taxes are accounted for in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10-25, formerly known as SFAS No. 109, "Accounting for Income Taxes". Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are recovered or settled. Deferred tax assets are reviewed annually to assess the probability of realization of benefits in future periods or whether valuation allowances are appropriate. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management has reviewed all evidence, both positive and negative, and concluded that a valuation allowance against the deferred tax asset is not needed at December 31, 2010. The calculation of the income tax provision is complex and requires the use of judgments and estimates in its determination.

### *Fair Value*

The primary financial instruments that the Company carries at fair value include investment securities, interest rate lock commitments ("IRLCs"), derivative instruments, and residential mortgage loans held-for-sale. Classification in the fair value hierarchy of financial instruments is based on the criteria set forth in FASB ASC 820-10-35.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Investment Securities classified as available-for-sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. The investments in the Company's portfolio are generally not quoted on an exchange but are actively traded in the secondary institutional markets.

The Company classifies IRLCs on residential mortgage loans, which are derivatives under SFAS No. 133 now codified in ASC 815-10-15, on a gross basis within other liabilities or other assets. The fair value of these commitments, while based on interest rates observable in the market, is highly dependent on the ultimate closing of the loans. These "pull-through" rates are based on both the Company's historical data and the current interest rate environment and reflect the Company's best estimate of the likelihood that a commitment will ultimately result in a closed loan. As a result of the adoption of SAB No. 109, the loan servicing value is also included in the fair value of IRLCs.

Derivative instruments are primarily transacted in the secondary mortgage and institutional dealer markets and priced with observable market assumptions at a mid-market valuation point, with appropriate valuation adjustments for liquidity and credit risk. For purposes of valuation adjustments to its derivative positions under FASB ASC 820-10-35, the Company has evaluated liquidity premiums that may be demanded by market participants, as well as the credit risk of its counterparties and its own credit.

The credit risk associated with the underlying cash flows of instruments carried at fair value was a consideration in estimating the fair value of certain financial instruments. Credit risk was considered in the valuation through a variety of inputs, as applicable, including, the actual default and loss severity of the collateral, and level of subordination. The assumptions used to estimate credit risk applied relevant information that a market participant would likely use in valuing an instrument.

The fair value of residential mortgage loans held-for-sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies these loans as Level 2.

SBA and indirect loans held-for-sale are measured at the lower of cost or fair value. Fair value is based on recent trades for similar loan pools as well as offering prices for similar assets provided by buyers in the secondary market. If the cost of a loan is determined to be less than the fair value of similar loans, the impairment is recorded by the establishment of a reserve to reduce the value of the loan.

Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of cost or fair value. Fair value is measured based on the value of the collateral securing these loans and is classified as a Level 3 in the fair value hierarchy. Collateral may include real estate or business assets, including equipment, inventory and accounts receivable. The value of real estate collateral is determined based on an appraisal by qualified licensed appraisers hired by the Company. If significant, the value of business equipment is based on an appraisal by qualified licensed appraisers hired by the Company, otherwise, the equipment's net book value on the business' financial statements is the basis for the value of business equipment. Inventory and accounts receivable collateral are valued based on independent field examiner review or aging reports. Appraised and reported values may be discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business. Impaired loans are evaluated on at least a quarterly basis for additional impairment and adjusted accordingly.

Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value less estimated selling costs. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3. Appraised and reported values may be discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business.

**Results of Operations**

***2010 Compared to 2009***

***Net Income***

Our net income for the year ended December 31, 2010, was $10.1 million or $.64 and $.57 for basic and fully diluted earnings per share, respectively. Net loss for the year ended December 31, 2009, was $3.9 million or $.70 basic and fully diluted loss per share. The $14.0 million increase in net income in 2010 compared to 2009 was due primarily to a $15.4 million decrease in interest expense, as a result of our improved deposit mix and lower cost of deposits. Additionally, there was an $11.7 million decrease in the provision for loan losses as a result of the recent positive economic trends affecting our loan portfolio including improving asset quality and lower average nonperforming assets.

***Net Interest Income/Margin***

Taxable-equivalent net interest income was $65.1 million in 2010 compared to $52.0 million in 2009, an increase of $13.1 million or 25.2%. Average interest-earning assets in 2010 increased $16.7 million to $1.777 billion, a .9% increase when compared to 2009. Average interest-bearing liabilities decreased $8.9 million to $1.560 billion, a .6% decrease. The net interest margin increased by 71 basis points to 3.66% in 2010 when compared to 2009. The components of net interest margin are described below.

Taxable-equivalent interest income decreased $2.4 million or 2.4% to $95.6 million during 2010 compared with 2009 as a result of a 19 basis point decrease in the yield on interest-earning assets somewhat offset by the net growth of $16.7 million or .9% in average interest-earning assets. The average balance of loans outstanding in 2010 increased $29.4 million or 2.0% to $1.481 billion when compared to 2009. The yield on average loans outstanding decreased 10 basis points to 5.90% when compared to 2009, in large part due to decreasing yields on the consumer loan portfolio, consisting primarily of indirect automobile loans. The decrease in yield was due to changes in market interest rates. The average balance of investment securities decreased $22.0 million due to increased maturities and calls. Average interest-bearing deposits increased $19.6 million to $74.8 million and Federal funds sold decreased $10.4 million or 94.4% to $613,000 due to management's decision to maintain higher levels of liquidity throughout the majority of 2010.

Interest expense in 2010 decreased $15.4 million or 33.6% to $30.6 million as a result of a $8.9 million or .6% decrease in average interest-bearing liability balances and a 97 basis point decrease in the cost of interest-bearing liabilities due to management's efforts to lower cost of funds by decreasing rates paid on deposits and to replace higher cost certificates of deposit with lower cost core deposits. Average total interest-bearing deposits decreased $6.4 million or .5% to $1.393 billion during 2010 compared to 2009, while average borrowings decreased $2.5 million or 1.5% to $166.8 million. The decrease in average total interest-bearing deposits was primarily due to a decrease of $195.9 million in time deposits somewhat offset by an increase in demand accounts and savings deposits.

### Average Balances, Interest and Yields

| | For the Years Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | | 2008 | | |
| | Average Balance | Income/ Expense | Yield/ Rate | Average Balance | Income/ Expense | Yield/ Rate | Average Balance | Income/ Expense | Yield/ Rate |
| | | | | (Dollars in thousands) | | | | | |
| **ASSETS** | | | | | | | | | |
| **Interest-Earning Assets:** | | | | | | | | | |
| Loans, net of unearned income[(1)(2)] | | | | | | | | | |
| Taxable | **$1,475,351** | **$87,104** | **5.90%** | $1,444,423 | $86,643 | 6.00% | $1,472,573 | $ 96,009 | 6.52% |
| Tax-exempt[(3)] | **5,267** | **324** | **6.17** | 6,817 | 395 | 5.93 | 8,493 | 581 | 6.97 |
| Total loans | **1,480,618** | **87,428** | **5.90** | 1,451,240 | 87,038 | 6.00 | 1,481,066 | 96,590 | 6.52 |
| **Investment securities** | | | | | | | | | |
| Taxable | **208,834** | **7,302** | **3.50** | 227,731 | 9,901 | 4.35 | 139,391 | 6,867 | 4.93 |
| Tax-exempt [(4)] | **11,706** | **730** | **6.23** | 14,760 | 898 | 6.09 | 13,975 | 833 | 5.96 |
| Total Investment securities | **220,540** | **8,032** | **3.65** | 242,491 | 10,799 | 4.47 | 153,366 | 7,700 | 5.05 |
| Interest-bearing deposits | **74,792** | **177** | **.24** | 55,149 | 139 | .25 | 2,630 | 36 | 1.38 |
| Federal funds sold | **613** | **1** | **.07** | 11,013 | 24 | .22 | 11,960 | 179 | 1.49 |
| Total interest-earning assets | **1,776,563** | **95,638** | **5.38** | 1,759,893 | 98,000 | 5.57 | 1,649,022 | 104,505 | 6.34 |
| **Noninterest-Earning Assets:** | | | | | | | | | |
| Cash and due from banks | **12,213** | | | 25,900 | | | 22,239 | | |
| Allowance for loan losses | **(28,085)** | | | (33,632) | | | (22,610) | | |
| Premises and equipment | **18,877** | | | 18,725 | | | 19,537 | | |
| Other real estate owned | **23,225** | | | 21,527 | | | 12,624 | | |
| Other assets | **76,864** | | | 66,461 | | | 57,682 | | |
| Total assets | **$1,879,657** | | | $1,858,874 | | | $1,738,494 | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | | | | | |
| **Interest-Bearing Liabilities:** | | | | | | | | | |
| Demand deposits | **$ 344,607** | **3,014** | **.87** | $ 236,819 | 2,794 | 1.18 | $ 271,429 | 6,226 | 2.29 |
| Savings deposits | **415,516** | **5,767** | **1.39** | 333,865 | 6,963 | 2.09 | 209,301 | 6,043 | 2.89 |
| Time deposits | **633,374** | **14,664** | **2.32** | 829,229 | 28,864 | 3.48 | 836,049 | 36,453 | 4.36 |
| Total interest-bearing deposits | **1,393,497** | **23,445** | **1.68** | 1,399,913 | 38,621 | 2.76 | 1,316,779 | 48,722 | 3.70 |
| Federal funds purchased | **740** | **7** | **.94** | – | – | – | 9,001 | 265 | 2.94 |
| Securities sold under agreements to repurchase | **22,436** | **442** | **1.97** | 29,237 | 390 | 1.33 | 34,924 | 921 | 2.64 |
| Other short-term borrowings | **14,493** | **572** | **3.94** | 6,407 | 227 | 3.54 | 25,393 | 879 | 3.46 |
| Subordinated debt | **67,527** | **4,502** | **6.67** | 67,527 | 4,650 | 6.89 | 67,527 | 5,284 | 7.83 |
| Long-term debt | **61,575** | **1,595** | **2.59** | 66,096 | 2,121 | 3.21 | 43,948 | 1,565 | 3.56 |
| Total interest-bearing liabilities | **1,560,268** | **30,563** | **1.96** | 1,569,180 | 46,009 | 2.93 | 1,497,572 | 57,636 | 3.85 |
| **Noninterest-Bearing Liabilities and Shareholders' Equity:** | | | | | | | | | |
| Demand deposits | **169,120** | | | 142,656 | | | 128,706 | | |
| Other liabilities | **15,137** | | | 14,425 | | | 13,755 | | |
| Shareholders' equity | **135,132** | | | 132,613 | | | 98,461 | | |
| Total liabilities and shareholders' equity | **$1,879,657** | | | $1,858,874 | | | $1,738,494 | | |
| Net interest income/spread | | **$65,075** | **3.42** | | $51,991 | 2.64 | | $ 46,869 | 2.49 |
| Net interest rate margin | | | **3.66** | | | 2.95 | | | 2.84 |

*(1) Fee income relating to loans is included in interest income.*
*(2) Nonaccrual loans are included in average balances and income on such loans, if recognized, is recognized on a cash basis.*
*(3) Interest income includes the effects of taxable-equivalent adjustments of $112,000, $129,000 and $192,000, for 2010, 2009 and 2008, respectively, using a combined tax rate of 35%.*
*(4) Interest income includes the effects of taxable-equivalent adjustments of $242,000, $288,000 and $259,000, for 2010, 2009 and 2008, respectively, using a combined tax rate of 35%.*

**Rate/Volume Analysis**

| | 2010 Compared to 2009 Variance Attributed to(1) | | | 2009 Compared to 2008 Variance Attributed to(1) | | |
|---|---|---|---|---|---|---|
| | **Volume** | **Rate** | **Net Change** | **Volume** | **Rate** | **Net Change** |
| | | | *(In thousands)* | | | |
| **Net Loans:** | | | | | | |
| Taxable | **$ 1,851** | **$ (1,390)** | **$ 461** | $(1,807) | $ (7,559) | $ (9,366) |
| Tax-exempt(2) | **(88)** | **17** | **(71)** | (106) | (80) | (186) |
| **Investment Securities:** | | | | | | |
| Taxable | **(773)** | **(1,826)** | **(2,599)** | 3,926 | (892) | 3,034 |
| Tax exempt(2) | **(190)** | **22** | **(168)** | 47 | 18 | 65 |
| Federal funds sold | **(13)** | **(10)** | **(23)** | (13) | (142) | (155) |
| Interest-bearing deposits | **46** | **(8)** | **38** | 156 | (53) | 103 |
| Total interest-earning assets | **$ 833** | **$ (3,195)** | **$ (2,362)** | $ 2,203 | $ (8,708) | $ (6,505) |
| **Interest-Bearing Deposits:** | | | | | | |
| Demand | **$ 1,062** | **$ (842)** | **$ 220** | $ (715) | $ (2,717) | $ (3,432) |
| Savings | **1,471** | **(2,667)** | **(1,196)** | 2,921 | (2,001) | 920 |
| Time | **(5,874)** | **(8,326)** | **(14,200)** | (295) | (7,294) | (7,589) |
| Total interest-bearing deposits | **(3,341)** | **(11,835)** | **(15,176)** | 1,911 | (12,012) | (10,101) |
| Federal funds purchased | **7** | **–** | **7** | (132) | (133) | (265) |
| Securities sold under agreements to repurchase | **(105)** | **157** | **52** | (131) | (400) | (531) |
| Other short-term borrowings | **316** | **29** | **345** | (671) | 19 | (652) |
| Subordinated debt | **–** | **(148)** | **(148)** | – | (634) | (634) |
| Long-term debt | **(138)** | **(388)** | **(526)** | 723 | (167) | 556 |
| Total interest-bearing liabilities | **$(3,261)** | **$(12,185)** | **$(15,446)** | $ 1,700 | $(13,327) | $(11,627) |

*(1) The change in interest due to both rate and volume has been allocated to the components in proportion to the relationship of the dollar amounts of the change in each.*
*(2) Reflects fully taxable equivalent adjustments using a combined tax rate of 35%.*

***Provision for Loan Losses***

Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb probable losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses and decreased by charge-offs, net of recoveries.

The provision for loan losses was $17.1 million in 2010, $28.8 million in 2009 and $36.6 million in 2008. Net charge-offs were $19.1 million in 2010 compared to $32.4 million in 2009 and $19.4 million in 2008. The decrease in the provision in 2010 compared to 2009 was primarily due to moderating asset quality, reductions in the level of average nonperforming assets, an increase in SBA loans of which a portion of each loan is guaranteed by the SBA, and a general increase in credit quality for newly originated loans. In 2008, management increased provision for loan losses well in excess of charge-offs in response to the worsening economic climate and to continued deterioration in the Bank's asset quality. In the second half of 2009, credit trends began to stabilize and we saw some improvement in certain credit quality metrics such as nonperforming assets. In 2010, credit conditions improved with significant reductions in loans charged-off and delinquent loan percentages. Average nonperforming assets were $87.4 million for the year ended December 31, 2010 compared to $113.1 million for the same period in 2009, a decrease of $25.7 million or 22.7%.

The allowance for loan losses as a percentage of loans outstanding at the end of 2010, 2009, and 2008 was 2.00%, 2.33% and 2.43%, respectively. The allowance for loan losses as a percentage of loans decreased 33 basis points in 2010 in response to the stabilizing economy and the associated positive impact on consumer loans.

For additional information on asset quality, refer to the discussions regarding loans, credit quality, nonperforming assets, and the allowance for loan losses.

**Analysis of the Allowance for Loan Losses**

| | December 31, | | | | |
|---|---|---|---|---|---|
| | **2010** | **2009** | **2008** | **2007** | **2006** |
| | *(Dollars in thousands)* | | | | |
| Balance at beginning of year | **$30,072** | $33,691 | $16,557 | $14,213 | $12,912 |
| Charge-offs: | | | | | |
| Commercial, financial and agricultural | **504** | 1,045 | 319 | 200 | 68 |
| Real estate-construction | **10,879** | 20,217 | 9,083 | 1,934 | – |
| Real estate-mortgage | **1,860** | 416 | 332 | 82 | 5 |
| Consumer installment | **7,037** | 11,622 | 10,841 | 5,301 | 3,616 |
| Total charge-offs | **20,280** | 33,300 | 20,575 | 7,517 | 3,689 |
| Recoveries: | | | | | |
| Commercial, financial and agricultural | **5** | 40 | 220 | 257 | 650 |
| Real estate-construction | **379** | 77 | 43 | 190 | – |
| Real estate-mortgage | **12** | 19 | 14 | 78 | 7 |
| Consumer installment | **769** | 745 | 882 | 836 | 733 |
| Total recoveries | **1,165** | 881 | 1,159 | 1,361 | 1,390 |
| Net charge-offs | **19,115** | 32,419 | 19,416 | 6,156 | 2,299 |
| Provision for loan losses | **17,125** | 28,800 | 36,550 | 8,500 | 3,600 |
| Balance at end of year | **$28,082** | $30,072 | $33,691 | $16,557 | $14,213 |
| Allowance for loan losses as a percentage of loans | **2.00%** | 2.33% | 2.43% | 1.19% | 1.07% |
| Ratio of net charge-offs during period to average loans outstanding, net | **1.44** | 2.44 | 1.36 | .45 | .19 |

Real estate construction loan net charge-offs were $10.9 million in 2010 compared to $20.1 million in 2009. These charge-offs were related to residential construction builders and were attributed to the slowdown in housing construction and sales. Based on recent trends in the economy and a smaller balance of construction loans outstanding, management believes the real estate construction loan charge-offs will decrease in 2011 as compared to 2010. We will continue to closely monitor the activity and trends in the residential housing construction portfolio as well as the rest of the loan portfolio.

Consumer installment loan net charge-offs of $6.3 million decreased 41.9% over charge-offs of $10.9 million in 2009. The majority of consumer installment loan charge-offs were related to indirect automobile loan repossessions and liquidations. The quarterly net charge-offs demonstrated a moderating trend in 2010. Quarterly indirect net charge-offs beginning with the third quarter of 2009 through the fourth quarter of 2010 were $2.2 million, $2.5 million, $2.1 million, $1.4 million, $1.3 million and $1.4 million, respectively.

***Noninterest Income***

Noninterest income for 2010 was $42.9 million compared to $34.0 million in 2009, a 26.3% increase. This increase was primarily due to an increase in revenues from mortgage banking, SBA lending and other operating income, somewhat offset by a decrease in securities gains, as described below.

Income from mortgage banking activities increased $9.5 million to $24.5 million during 2010 compared to 2009. In 2009, management made the strategic decision to expand the mortgage banking operation by hiring 58 former employees of an Atlanta based mortgage company which had closed down operations. During 2010, we continued to hire employees for our mortgage operation. As a result of this expansion and favorable mortgage interest rates, the Bank originated approximately $1.245 billion in mortgage loans during 2010 compared to approximately $846 million in 2009 and $20 million in 2008. Origination fee income in 2010 was $4.9 million compared to $3.7 million in 2009. Gain on loans sold increased from $7.1 million in 2009 to $14.9 million in 2010. In addition, on January 1, 2009 the Bank elected under ASC 825-10-25 to value its loans held-for-sale at fair value. This valuation along with the mark to market on the derivatives associated with interest rate lock commitments and related hedges resulted in the recognition of a mark to market gain of $2.3 million during 2010 compared to $2.0 million in 2009.

Income from SBA lending activities which includes gains from the sale of SBA loans and ancillary fees on loans sold with servicing retained, totaled $2.4 million for 2010, compared to $1.1 million for 2009. The increase was due to higher sales and better margins in 2010 as a result of a more active secondary market. Loans sold increased from $16.7 million in 2009 to $24.5 million in 2010. The premium on loans sold increased 65% in 2010 compared to 2009.

Other operating income increased $782,000 to $1.5 million in 2010 compared to 2009 because of higher gains on sale of ORE and higher ORE lease income. Gains on sale of ORE increased because of more favorable gains on the sales of foreclosed properties. ORE lease income increased as the Bank was able to lease more properties held in other real estate.

Securities gain income decreased $3.0 million to $2.3 million in 2010 compared to $5.3 million in 2009. The decrease is a result of the Bank selling fewer securities in 2010 compared to 2009. The Bank sold 16 securities totaling $98 million during 2010 compared to 33 securities totaling $151 million in 2009.

***Noninterest Expense***

Noninterest expense during 2010 increased $11.4 million or 17.7% to $76.0 million when compared to 2009, due primarily to increases in salaries and employee benefits related to growth in the mortgage division, and increases in other operating expenses.

Salaries and benefits expense increased $9.3 million or 28.0% in 2010 compared to 2009. The increase was primarily due to the higher commissions and salaries associated with the expansion of the mortgage division during 2010 and the hiring of new lenders in the SBA, Commercial, Private Banking and Indirect divisions of the Bank.

Other operating expenses were $9.0 million in 2010 and $1.9 million or 26.8% higher than 2009 as a result higher underwriting fee expense related to increased mortgage lending activity, higher other insurance expense related to certain expanded coverage limits, higher other losses related to the establishment of certain mortgage lending reserves, higher advertising expenses, higher stationery and printing expenses, and higher credit reports expense related to increased mortgage lending activity.

***Provision for Income Taxes***

The provision for income taxes expense (benefit) for 2010 and 2009 was $4.4 million and $(4.0) million, respectively, with effective tax rates of 30.3% and 50.6%, respectively. The income tax benefit recorded in 2009 was primarily the result of a pretax loss as well as the recognition of state income tax credits earned during the year. Management has reviewed all evidence, both positive and negative, and concluded that a valuation allowance against the deferred tax asset is not needed at December 31, 2010.

***2009 Compared to 2008***

***Net Income***

Our net loss for the year ended December 31, 2009, was $3.9 million or $.70 basic and fully diluted loss per share. Net loss for the year ended December 31, 2008, was $12.2 million or $1.25 basic and fully diluted loss per share. The $8.4 million decrease in net loss in 2009 compared to 2008 was primarily due to a $7.8 million decrease in the provision for loan losses as a result of positive economic trends affecting our loan portfolio including moderating asset quality and lower nonperforming assets.

Net interest income increased during 2009 compared to 2008 as the average balance of interest-earning assets increased $110.9 million, compared to a $71.6 million increase in the average balance of interest-bearing liabilities. In addition, the net interest margin increased 11 basis points to 2.95%. Noninterest income increased by $16.3 million or 92.7% to $34.0 million in 2009 compared to 2008, primarily due to an increase in revenues from mortgage banking activities of $14.6 million, and an increase in securities gains of $4.0 million, offset in part by a $1.0 million decrease in indirect lending activities and an $851,000 decrease in other operating income. Noninterest expense increased $15.7 million or 32.2% in 2009 compared to 2008 primarily due to increases in salaries and employee benefits of $7.4 million, the cost of operation of other real estate of $3.5 million, other operating expenses of $1.1 million, FDIC insurance expense of $2.7 million and professional and other services of $1.1 million compared to 2008.

***Net Interest Income/Margin***

Taxable-equivalent net interest income was $52.0 million in 2009 compared to $46.9 million in 2008, an increase of $5.1 million or 10.9%. Average interest-earning assets in 2009 increased $110.9 million to $1.760 billion, a 6.7% increase when compared to 2008. Average interest-bearing liabilities increased $71.6 million to $1.569 billion, a 4.8% increase. The net interest margin increased by 11 basis points to 2.95% in 2009 when compared to 2008.

Taxable-equivalent interest income decreased $6.5 million or 6.2% to $98.0 million during 2009 compared with 2008 as a result of a 77 basis point decrease in the yield on interest-earning assets somewhat offset by the net growth of $110.9 million or 6.7% in average interest-earning assets. The average balance of loans outstanding in 2009 decreased $29.8 million or 2.0% to $1.451 billion when compared to 2008. The yield on average loans outstanding decreased 52 basis points to 6.00% when compared to 2008, in large part due to decreasing yields on the consumer loan portfolio, consisting primarily of indirect automobile loans as well as significant increases in average nonperforming loans. The average balance of investment securities increased $89.1 million as principal payments on mortgage backed securities were more than offset by investment purchases during the year. Average interest-bearing deposits increased $52.5 million to $55.1 million and Federal funds sold decreased $947,000 or 7.9% to $11.0 million due to management's decision to maintain higher levels of liquidity in light of the continuing credit and liquidity crisis.

Interest expense in 2009 decreased $11.6 million or 20.2% to $46.0 million as a result of a $71.6 million or 4.8% growth in average interest-bearing liability balances, more than offset by a 92 basis point decrease in the cost of interest-bearing liabilities due to management's efforts to lower cost of funds by decreasing rates paid on deposits and to replace higher cost certificates of deposit with lower cost core deposits. Average total interest-bearing deposits increased $83.1 million or 6.3% to $1.400 billion during 2009 compared to 2008, while average borrowings decreased $11.5 million or 6.4% to $169.3 million. The increase in average total interest-bearing deposits was primarily due to an increase of $124.6 million in savings deposits offset by a decrease in demand accounts and time deposits.

The cost of funds for subordinated debt decreased from 7.83% for 2008 to 6.89% in 2009 primarily as a result of Fidelity Southern Statutory Trust I and II which have floating rates indexes and decreased from 4.57% and 3.76%, respectively at December 31, 2008 to 3.35% and 2.14% at December 31, 2009.

***Provision for Loan Losses***

The provision for loan losses was $28.8 million in 2009 compared to $36.6 million in 2008. Net charge-offs were $32.4 million in 2009 compared to $19.4 million in 2008. The decrease in the provision in 2009 compared to 2008 was primarily due to moderating asset quality and reductions in the level of nonperforming assets. At December 31, 2009 total nonperforming assets were $92.9 million compared to $115.2 million at December 31, 2008, a reduction of $22.3 million or 19.4%.

The allowance for loan losses as a percentage of loans outstanding at the end of 2009 and 2008 was 2.33% and 2.43%, respectively. The allowance for loan losses as a percentage of loans decreased 10 basis points in 2009 in response to the stabilizing economy and the associated positive impact on consumer loans. Adversely classified assets to total assets improved from 8.25% at the end of 2008 to 6.97% at the end of 2009.

***Noninterest Income***

Noninterest income for 2009 was $34.0 million compared to $17.6 million in 2008, a 92.7% increase. This increase was primarily due to an increase in revenues from mortgage banking. Income from mortgage banking activities increased $14.6 million to $15.0 million during 2009 compared to 2008. In the first quarter of 2009, management made the strategic decision to expand the mortgage banking operation. During 2009, we continued to hire employees for our mortgage operation. As a result of this expansion and favorable mortgage interest rates, the Bank originated approximately $846 million in mortgage loans during 2009 compared to approximately $20 million in 2008. Origination fee income in 2009 was $3.7 million compared to $144,000 in 2008. Gain on loans sold increased from $148,000 in 2008 to $7.1 million in 2009. In addition, on January 1, 2009 the Bank elected under ASC 825-10-25 to value its loans held-for-sale at fair value. This valuation along with the mark to market on the derivatives associated with interest rate lock commitments and related hedges resulted in the recognition of a mark to market gain of $2.0 million during 2009 compared to no gain in 2008. Other fee income associated with the mortgage banking activities was $2.2 million in 2009 compared to $48,000 in 2008.

Securities gain income increased $4.0 million to $5.3 million in 2009 compared to $1.3 million in 2008. The increase is a result of the Bank repositioning the investment portfolio as part of the interest rate, cash flow, and capital risk rating strategies.

Income from indirect lending activities for 2009 decreased $1.0 million or 19.1% to $4.2 million compared to $5.2 million for 2008. The decrease was due primarily to a decrease in loan sales in 2009 compared to 2008. There were service retained sales of $57.5 million of indirect automobile loans in 2009 compared to 2008. There were service retained sales of $57.5 million of indirect automobile loans in 2009 compared to sales of $99.3 million in 2008 with $75.3 million sold servicing retained.

Other operating income decreased $851,000 to $683,000 in 2009 compared to 2008 because of lower gains on sale of fixed assets and ORE, lower retail brokerage fee income, and lower insurance sales commissions.

***Noninterest Expense***

Noninterest expense during 2009 increased $15.7 million or 32.2% to $64.6 million when compared to 2008, due primarily to increases in salaries and employee benefits related to growth in the mortgage division, the cost of operation of other real estate because of an increased amount of foreclosed properties, other operating expenses, higher FDIC insurance premiums and higher professional and other services.

Salaries and benefits expense increased $7.4 million or 28.8% in 2009 compared to 2008. The increase was primarily due to the higher commissions and salaries associated with the expansion of the mortgage division during 2009.

The cost of operation of other real estate, which was $6.9 million in 2009, increased $3.5 million compared to 2008. The increase was a result of higher foreclosed assets held by the bank during 2009. The average ORE balance increased 70.5% to $21.5 million in 2009 compared to $12.6 million in 2008. The cost of operation of other real estate is made up of $3.9 million in provision for other real estate losses, $1.6 million in foreclosure related expenses and $1.4 million in maintenance, real estate taxes, and other related expenses.

Other operating expenses were $7.1 million in 2009 and $1.1 million or 17.9% higher than 2008 as a result the 2008 reversal of $415,000 in accrued expenses related to the reserve for Fidelity's estimated proportional share of a settlement of the Visa litigation with Discover Financial Services which did not reoccur in 2009, higher other insurance expense related to the higher premiums, higher credit reports and appraisal fee expenses which increased $245,000 in 2009 to $652,000, and increased placement fees.

Other significant variances include FDIC insurance expense which increased $2.6 million due to growth in deposits and a special assessment of five basis points totaling $863,000 in the second quarter of 2009. Professional and other services expense increased $1.1 million or 28.6% to $4.9 million in 2009 compared to 2008 primarily due to higher legal fees associated with SBA and indirect lending, and higher outside services related to the mortgage division expansion.

***Provision for Income Taxes***

The provision for income taxes benefit for 2009 and 2008 was $4.0 million and $9.1 million, respectively, with effective tax rates of 50.6% and 42.7%, respectively. The income tax benefit recorded in 2009 was primarily the result of a pretax loss as well as the recognition of state income tax credits earned during the year. The full benefit of the current year loss has been recognized due to the availability of sufficient income in the previous two years allowing the carryback of these losses for both Federal and state purposes.

**Financial Condition**

We manage our assets and liabilities to maximize long-term earnings opportunities while maintaining the integrity of our financial position and the quality of earnings. To accomplish this objective, management strives for efficient management of interest rate risk and liquidity needs. The primary objectives of interest-sensitivity management are to minimize the effect of interest rate changes on the net interest margin and to manage the exposure to risk while maintaining net interest income at acceptable levels. Liquidity is provided by our attempt to carefully structure our balance sheet and through unsecured and secured lines of credit with other financial institutions, the Federal Home Loan Bank of Atlanta (the "FHLB"), and the Federal Reserve Bank of Atlanta (the "FRB").

The Asset/Liability Management Committee ("ALCO") meets regularly to, among other things, review our interest rate sensitivity positions and our balance sheet mix, monitor our capital position and ratios, review our product offerings and pricing, including rates, fees and charges, monitor our funding needs and sources, and review cash flows to assess our current and projected liquidity.

**Market Risk**

Our primary market risk exposures are interest rate risk, credit risk and liquidity risk. We have little or no risk related to trading accounts, commodities, or foreign exchange.

Interest rate risk, which encompasses price risk, is the exposure of a banking organization's financial condition and earnings ability to withstand adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value; however, excessive levels of interest rate risk can pose a significant threat to assets, earnings, and capital. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to our success.

ALCO, which includes senior management representatives, monitors and considers methods of managing the rate and sensitivity repricing characteristics of the balance sheet components consistent with maintaining acceptable levels of changes in portfolio values and net interest income with changes in interest rates. The primary purposes of ALCO are to manage our interest rate risk consistent with earnings and liquidity, to effectively invest our capital, and to preserve the value created by our core business operations. Our exposure to interest rate risk compared to established tolerances is reviewed on at least a quarterly basis by our Board of Directors.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control interest rate risk and the organization's quantitative levels of exposure. When assessing the interest rate risk management process, we seek to ensure that appropriate policies, procedures, management information systems, and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. Evaluating the quantitative level of interest rate risk exposure requires us to assess the existing and potential future effects of changes in interest rates on our consolidated financial condition, including capital adequacy, earnings, liquidity, and, where appropriate, asset quality.

Interest rate sensitivity analysis, referred to as Equity at Risk, is used to measure our interest rate risk by computing estimated changes in earnings and in the net present value of our cash flows from assets, liabilities, and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net present value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 200, 300, and 400 basis point increases or decreases in market interest rates. In addition, management reviews the impact of various yield curve scenarios on earnings and cash flows.

We utilize a statistical research firm specializing in the banking industry to provide various quarterly analyses and special analyses, as requested, related to our current and projected financial performance, including rate shock analyses. Data sources for this and other analyses include quarterly FDIC Call Reports and the Federal Reserve Y-9C, management assumptions, statistical loan portfolio information, industry norms and financial markets data. For purposes of evaluating rate shock, rate change induced sensitivity tables are used in determining the timing and volume of repayment, prepayment, and early withdrawals.

Earnings and fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Assumptions have been made as to appropriate discount rates, prepayment speeds, expected cash flows, and other variables. Changes in assumptions significantly affect the estimates and, as such, the derived earnings and fair value may not be indicative of the negotiable value in an actual sale or comparable to that reported by other financial institutions. In addition, the fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business. The tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates. Our policy states that a negative change in net present value (equity at risk) as a result of an immediate and sustained 200 basis point increase or decrease in interest rates should not exceed the lesser of 2% of total assets or 15% of total regulatory capital. It also states that a similar increase or decrease in interest rates should not negatively impact net interest income or net income by more than 5% or 15%, respectively.

The following schedule reflects an analysis of our assumed market value risk and earnings risk inherent in our interest rate sensitive instruments related to immediate and sustained interest rate variances of 200 basis points, both above and below current levels (rate shock analysis). It also reflects the estimated effects on net interest income and net income over a one-year period and the estimated effects on net present value of our assets, liabilities, and off-balance sheet items as a result of an immediate and sustained increase or decrease of 200 basis points in market rates of interest as of December 31, 2010 and 2009:

**Rate Shock Analysis**

| | **December 31, 2010** | | **December 31, 2009** | |
|---|---|---|---|---|
| **Market Rates of Interest** | **+200 Basis Points** | **-200 Basis Points** | **+200 Basis Points** | **-200 Basis Points** |
| | *(Dollars in thousands)* | | | |
| Change in net present value | **$4,791** | **$23,999** | $(9,953) | $25,869 |
| Change as a percent of total assets | **.25%** | **1.24%** | (.54)% | 1.40% |
| Change as a percent of regulatory equity | **2.27%** | **11.36%** | (4.76)% | 12.38% |
| Percent change in net interest income | **2.82%** | **(7.68)%** | 5.35% | (4.29)% |
| Percent change in net income | **10.52%** | **(28.59)%** | 17.35% | (13.90)% |

The rate shock analysis at December 31, 2010, indicated that the effects of an immediate and sustained increase of 200 basis points in market rates of interest would fall within policy parameters and approved tolerances for equity at risk, net interest income and net income. The effect of an immediate and sustained decrease of 200 basis points in market rates would fall outside of policy parameters for net interest income and net income. Short-term market rates have dropped to historically low levels so that an immediate and sustained decrease of 200 basis points is highly doubtful.

Rate shock analysis provides only a limited, point in time view of interest rate sensitivity. The gap analysis also does not reflect factors such as the magnitude (versus the timing) of future interest rate changes and asset prepayments. The actual impact of interest rate changes upon earnings and net present value may differ from that implied by any static rate shock or gap measurement. In addition, net interest income and net present value under various future interest rate scenarios are affected by multiple other factors not embodied in a static rate shock or gap analysis, including competition, changes in the shape of the Treasury yield curve, divergent movement among various interest rate indices, and the speed with which interest rates change.

*Interest Rate Sensitivity*

The major elements used to manage interest rate risk include the mix of fixed and variable rate assets and liabilities and the maturity and repricing patterns of these assets and liabilities. It is our policy not to invest in derivatives outside of our mortgage hedging process. We perform a quarterly review of assets and liabilities that reprice and the time bands within which the repricing occurs. Balances generally are reported in the time band that corresponds to the instrument's next repricing date or contractual maturity, whichever occurs first. However, fixed rate indirect automobile loans, mortgage backed securities, and residential mortgage loans are primarily included based on scheduled payments with a prepayment factor incorporated. Through such analyses, we monitor and manage our interest sensitivity gap to minimize the negative effects of changing interest rates.

The interest rate sensitivity structure within our balance sheet at December 31, 2010, indicated a cumulative net interest sensitivity asset gap of 14.55% when projecting forward six months. When projecting out one year, there was a net interest sensitivity asset gap of 9.34%. This information represents a general indication of repricing characteristics over time; however, the sensitivity of certain deposit products may vary during extreme swings in the interest rate cycle (see "Market Risk"). Since all interest rates and yields do not adjust at the same velocity, the interest rate sensitivity gap is only a general indicator of the potential effects of interest rate changes on net interest income. Our policy states that the cumulative gap at six months and one year should generally not exceed 15% and 10%, respectively. Our cumulative gap at six months and one year both fall within this guideline.

The following table illustrates our interest rate sensitivity at December 31, 2010, as well as the cumulative position at December 31, 2010. All amounts are categorized by their actual maturity or repricing date with the exception of non-maturity deposit accounts. As a result of prior experience during periods of rate volatility and management's estimate of future rate sensitivities, we allocate the non-maturity deposit accounts noted below, based on the estimated duration of those deposits:

**Interest Rate Sensitivity Analysis**

| | Repricing Within | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 0-30 Days | 31-60 Days | 61-90 Days | 91-120 Days | 121-150 Days | 151-180 Days | 181-365 Days | Over One Year | Total |
| | (Dollars in thousands) | | | | | | | | |
| **Interest-Earning Assets:** | | | | | | | | | |
| Investment securities | $ 1,480 | $ 1,713 | $ 1,723 | $ 18,275 | $ 1,741 | $ 2,320 | $ 10,893 | $ 143,984 | $ 182,129 |
| Loans | 367,715 | 44,897 | 40,055 | 28,196 | 33,018 | 26,361 | 185,224 | 677,906 | 1,403,372 |
| Loans held-for-sale | 121,007 | 58,996 | 12,487 | 2,487 | 2,487 | 6,217 | 6,217 | – | 209,898 |
| Federal funds sold | 516 | – | – | – | – | – | – | – | 516 |
| Due from banks – interest-earning | 33,901 | – | – | – | – | – | – | – | 33,901 |
| Total interest-earning assets | 524,619 | 105,606 | 54,265 | 48,958 | 37,246 | 34,898 | 202,334 | 821,890 | 1,829,816 |
| Cumulative RSA | 524,619 | 630,225 | 684,490 | 733,448 | 770,694 | 805,592 | 1,007,926 | | |
| **Interest-Bearing Liabilities:** | | | | | | | | | |
| Demand deposit accounts | 9,281 | 9,281 | 9,281 | 3,094 | 3,094 | 3,094 | 18,561 | 129,930 | 185,616 |
| Savings and NOW accounts | 33,168 | 33,168 | 33,168 | 11,056 | 11,056 | 11,056 | 66,335 | 199,006 | 398,013 |
| Money market accounts | 21,379 | 21,379 | 21,379 | 7,126 | 7,126 | 7,126 | 42,759 | 299,313 | 427,587 |
| Time deposits >$100,000 | 10,878 | 11,430 | 19,717 | 13,330 | 10,953 | 25,165 | 70,035 | 84,809 | 246,317 |
| Time deposits <$100,000(Incl BD) | 18,590 | 24,890 | 23,009 | 30,165 | 15,112 | 24,562 | 99,359 | 120,029 | 355,716 |
| Long-term debt | – | – | 25,774 | – | – | – | – | 116,753 | 142,527 |
| Short-term borrowings | 21,201 | 2,813 | 2,344 | 1,803 | 1,387 | 991 | 619 | 1,821 | 32,979 |
| Total interest-bearing liabilities | 114,497 | 102,961 | 134,672 | 66,574 | 48,728 | 71,994 | 297,668 | 951,661 | 1,788,755 |
| Cumulative RSL | 114,497 | 217,458 | 352,130 | 418,704 | 467,432 | 539,426 | 837,094 | | |
| Interest-sensitivity gap | $410,122 | $ 2,645 | $ (80,407) | $ (17,616) | $ (11,482) | $ (37,096) | $ (95,334) | $(129,771) | $ 41,061 |
| Cumulative | $410,122 | $412,767 | $332,360 | $314,744 | $303,262 | $266,166 | $ 170,832 | $ 41,061 | |
| Ratio of cumulative gap to total interest-earning assets | 22.41% | 22.56% | 18.16% | 17.2% | 16.57% | 14.55% | 9.34% | 2.24% | |
| Ratio of interest sensitive assets to interest sensitive liabilities | 458.19% | 102.57% | 40.29% | 73.54% | 76.44% | 48.47% | 67.97% | 86.36% | |

## Liquidity

Liquidity is defined as the ability to meet anticipated customer demands for funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. Management measures the liquidity position by giving consideration to both on-balance sheet and off-balance sheet sources of and demands for funds on a daily and weekly basis.

Management seeks to maintain a stable net liquidity position while optimizing operating results, as reflected in net interest income, the net yield on earning assets, and the cost of interest-bearing liabilities in particular. ALCO meets regularly to review the current and projected net liquidity positions and to review actions taken by management to achieve this liquidity objective. While the desired level of liquidity will vary depending on a number of factors, it is the primary goal of Fidelity to maintain a sufficient level of liquidity in both normal operating conditions and in periods of market or industry stress. Levels of total liquidity, short-term liquidity, and short-term liquidity sources will be important in 2011 based on projected core loan growth and projected SBA and indirect automobile loan production and sales.

Sources of liquidity include cash and cash equivalents, net of Federal requirements to maintain reserves against deposit liabilities; investment securities eligible for sale or pledging to secure borrowings from dealers and customers pursuant to securities sold under agreements to repurchase ("repurchase agreements"); loan repayments; loan sales; deposits and certain interest-sensitive deposits; brokered deposits; a collateralized contingent line of credit at the FRB Discount Window; a collateralized line of credit from the FHLB; and, borrowings under unsecured overnight Federal funds lines available from correspondent banks. The principal demands for liquidity are new loans, anticipated fundings under credit commitments to customers, and deposit withdrawals.

The Company has limited liquidity, and it relies primarily on interest and dividends from subsidiaries equity, subordinated debt, and trust preferred securities, interest income, management fees, and dividends from the Bank as sources of liquidity. Interest and dividends from subsidiaries ordinarily provide a source of liquidity to a bank holding company. The Bank pays interest to Fidelity on the Bank's subordinated debt and its short-term investments in the Bank and cash dividends on its preferred stock and common stock. Under the regulations of the GDBF, bank dividends may not exceed 50% of the prior year's net earnings without approval from the GDBF. If dividends received from the Bank were reduced or eliminated, our liquidity would be adversely affected. The Bank's net liquid asset ratio, defined as Federal funds sold, investments maturing in 30 days, unpledged securities, available unsecured Federal funds lines of credit, FHLB borrowing capacity and available brokered certificates of deposit divided by total assets decreased from 18.8% at December 31, 2009 to 16.1% at December 31, 2010. The decrease is due to lower Federal funds sold as management has been able to deploy excess liquidity into the loan portfolio.

In addition to cash and cash equivalents and the availability of brokered deposits, as of December 31, 2010, we had the following sources of available unused liquidity:

| | December 31, 2010 |
|---|---|
| | *(In thousands)* |
| Unpledged securities | $ 51,000 |
| FHLB advances | 26,000 |
| FRB lines | 205,000 |
| Unsecured Federal funds lines | 47,000 |
| Additional FRB line based on eligible but unpledged collateral | 218,000 |
| Total sources of available unused liquidity | $547,000 |

Net cash flows from operating activities primarily result from net income adjusted for the following noncash items: the provision for loan losses, depreciation, amortization, and the lower of cost or market adjustments, if any. Net cash flows provided by operating activities in 2010 were positively impacted by proceeds from sales of loans of $1.261 billion and negatively impacted primarily by $1.322 billion in loans originated for resale. Net cash flows used in investing activities were negatively impacted by $251.4 million of cash outflows for purchases of investment securities available-for-sale and $148.6 million related to the increase in the loan portfolio. In addition, the net cash flows used in investing activities were positively impacted by net cash inflows from maturities and calls of investment securities of $134.3 million, and proceeds from the sale of investment securities available-for-sale of $94.7 million. Net cash flows provided by financing activities were positively impacted by increases in transactional accounts of $160.6 million, offset in part by a decrease of $98.1 million in time deposits.

**Contractual Obligations and Other Commitments**

The following schedule provides a summary of our financial commitments to make future payments, primarily to fund loan and other credit obligations, long-term debt, and rental commitments primarily for the lease of branch facilities, the operations center, the SBA lending office, and the commercial lending, construction lending, and executive offices as of December 31, 2010. Payments for borrowings do not include interest. Payments related to leases are based on actual payments specified in the underlying contracts. Loan commitments, lines of credit, and letters of credit are presented at contractual amounts; however, since many of these commitments are "revolving" commitments as discussed below and many are expected to expire unused or partially used, the total amount of these commitments does not necessarily reflect future cash requirements.

| | Commitment Maturity or Payment Due by Period | | | | |
|---|---|---|---|---|---|
| | Commitments or Long-term Borrowings | 1 Year or Less | More Than 1 Year but Less Than 3 Years | 3 Years or More but Less Than 5 Years | 5 Years or More |
| | | | (In thousands) | | |
| Home equity lines | $ 44,029 | $ 4,269 | $ 9,402 | $ 8,633 | $ 21,725 |
| Construction | 30,459 | 30,459 | – | – | – |
| Acquisition and development | 535 | 535 | – | – | – |
| Commercial | 59,090 | 54,225 | 1,815 | 3,050 | – |
| SBA | 7,492 | 7,492 | – | – | – |
| Mortgage | 54,651 | 54,651 | – | – | – |
| Letters of Credit | 3,392 | 3,301 | 91 | – | – |
| Lines of Credit | 1,536 | 474 | 41 | – | 1,021 |
| Total financial commitments[(1)] | 201,184 | 155,406 | 11,349 | 11,683 | 22,746 |
| Subordinated debt[(2)] | 67,527 | – | – | – | 67,527 |
| Long-term borrowings[(3)] | 75,000 | – | 22,500 | 52,500 | – |
| Rental commitments[(4)] | 15,138 | 1,686 | 2,100 | 3,305 | 8,047 |
| Purchase obligations[(5)] | 2,985 | 1,789 | 1,120 | 76 | – |
| Total commitments and long-term borrowings | $361,834 | $158,881 | $37,069 | $67,564 | $ 98,320 |

*(1) Financial commitments include both secured and unsecured obligations to fund. Certain residential construction and acquisition and development commitments relate to "revolving" commitments whereby payments are received as individual homes or parcels are sold; therefore, the outstanding balances at any one-time will be less than the total commitment. Construction loan commitments in excess of one year have provisions to convert to term loans at the end of the construction period.*

*(2) Subordinated debt is comprised of five trust preferred security issuances. We have no obligations related to the trust preferred security holders other than to remit periodic interest payments and to remit principal and interest due at maturity. Each trust preferred security provides us the opportunity to prepay the securities at specified dates from inception, the fixed rate issues with declining premiums based on the time outstanding or at par after designated periods for all issues.*

*(3) All long-term borrowings are collateralized with investment grade securities or with pledged real estate loans.*

*(4) Leases and other rental agreements typically have renewal options either at predetermined rates or market rates on renewal.*

*(5) Purchase obligations include significant contractual obligations under legally enforceable contracts with contract terms that are both fixed and determinable with initial terms greater than one year. The majority of these amounts are primarily for services, including core processing systems and telecommunications maintenance.*

## Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers, and to reduce our own exposure to fluctuations in interest rates. These financial instruments, which include commitments to extend credit and letters of credit, involve to varying degrees elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of these instruments reflect the extent of involvement we have in particular classes of financial instruments.

Our exposure to credit loss, in the event of nonperformance by customers for commitments to extend credit and letters of credit, is represented by the contractual or notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for recorded loans. Loan commitments and other off-balance sheet exposures are evaluated by the Credit Review department quarterly and reserves are provided for risk as deemed appropriate.

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the agreement. Substantially all of our commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. We minimize our exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Thus, we will deny funding a commitment if the borrower's financial condition deteriorates during the commitment period, such that the customer no longer meets the pre-established conditions of lending. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby and import letters of credit are commitments issued by us to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans or lines of credit to customers. We hold collateral supporting those commitments as deemed necessary.

## Loans

During 2010, total loans outstanding, which included loans held-for-sale, increased $192.2 million or 13.5% to $1.613 billion when compared to 2009. The Bank's total loan production increased to $2.209 billion in 2010 compared to $1.636 billion in 2009. The increase in loans was the result of a $95.6 million or 16.0% increase in consumer installment loans, consisting primarily of indirect automobile loans, to $693.3 million because of the improving economy in the Bank's market area. Total commercial loans, including SBA loans, increased $47.7 million or 11.75% to $454.0 million in 2010 compared to 2009 with the growth primarily in the commercial real estate segment of the portfolio as part of the Bank's effort to serve credit worthy customers in our local footprint.

Construction loans decreased $38.0 million or 24.6% to $116.8 million. Contributing to the decline were continued construction loan charge-offs, foreclosures and payoffs, which more than offset loan production.

Loans held-for-sale increased $78.9 million or 59.9% to $209.9 million primarily due to a $74.2 million increase in mortgage loans held-for-sale to $155.0 million due to the expansion of the Bank's mortgage lending division. The balance of the increase in loans held-for-sale was in SBA loans which increased $4.5 million to $24.9 million. The fluctuations in the held-for-sale balances are due to loan production levels and demands of loan investors.

**Loans, by Category**

| | December 31, | | | | |
|---|---|---|---|---|---|
| | **2010** | **2009** | **2008** | **2007** | **2006** |
| | | | *(In thousands)* | | |
| **Loans:** | | | | | |
| Commercial, financial and agricultural | **$ 97,331** | $ 113,604 | $ 137,988 | $ 107,325 | $ 107,992 |
| Tax exempt commercial | **5,151** | 5,350 | 7,508 | 9,235 | 14,969 |
| Real estate-mortgage-commercial | **351,548** | 287,354 | 202,516 | 189,881 | 163,275 |
| Total commercial | **454,030** | 406,308 | 348,012 | 306,441 | 286,236 |
| Real estate-construction | **116,755** | 154,785 | 245,153 | 282,056 | 306,078 |
| Real estate-mortgage-residential | **139,254** | 130,984 | 115,527 | 93,673 | 91,652 |
| Consumer installment | **693,333** | 597,782 | 679,330 | 706,188 | 646,790 |
| Loans | **1,403,372** | 1,289,859 | 1,388,022 | 1,388,358 | 1,330,756 |
| Allowance for loan losses | **(28,082)** | (30,072) | (33,691) | (16,557) | (14,213) |
| Loans, net of allowance | **$1,375,290** | $1,259,787 | $1,354,331 | $1,371,801 | $1,316,543 |
| **Total Loans:** | | | | | |
| Loans | **$1,403,372** | $1,289,859 | $1,388,022 | $1,388,358 | $1,330,756 |
| **Loans Held-for-Sale:** | | | | | |
| Residential mortgage | **155,029** | 80,869 | 967 | 1,412 | 321 |
| Consumer installment | **30,000** | 30,000 | 15,000 | 38,000 | 43,000 |
| SBA | **24,869** | 20,362 | 39,873 | 24,243 | 14,947 |
| Total loans held-for-sale | **209,898** | 131,231 | 55,840 | 63,655 | 58,268 |
| Total loans | **$1,613,270** | $1,421,090 | $1,443,862 | $1,452,013 | $1,389,024 |

**Loan Maturity and Interest Rate Sensitivity**

| | December 31, 2010 | | | |
|---|---|---|---|---|
| | **Within One Year** | **One Through Five Years** | **Over Five Years** | **Total** |
| | | *(In thousands)* | | |
| **Loan Maturity:** | | | | |
| Commercial, financial and agricultural | $ 65,117 | $34,163 | $ 3,202 | $102,482 |
| Real estate – construction | 102,050 | 6,792 | 7,913 | 116,755 |
| Total | $167,167 | $40,955 | $11,115 | $219,237 |
| **Interest Rate Sensitivity:** | | | | |
| Selected loans with: | | | | |
| Predetermined interest rates: | | | | |
| Commercial, financial and agricultural | $ 58,965 | $34,018 | $ 3,202 | $ 96,185 |
| Real estate – construction | 42,148 | 6,792 | 14 | 48,954 |
| Floating or adjustable interest rates: | | | | |
| Commercial, financial and agricultural | 6,152 | 145 | – | 6,297 |
| Real estate – construction | 59,902 | – | 7,899 | 67,801 |
| Total | $167,167 | $40,955 | $11,115 | $219,237 |

***Construction Loans***

Total construction loan advances remained fairly stable decreasing from $23.0 million for the year ended December 31, 2009, to $22.6 million for the year ended December 31, 2010. Payoffs and transfers to OREO decreased from $110.3 million for the year ended December 31, 2009, to $89.3 million for the year ended December 31, 2010. The following table represents the number of houses and lots financed with our Construction loan area as of December 31, 2009 and 2010, and the activity for the three year period ended December 31, 2010.

| | Number of Houses | | | Number of Lots | | |
|---|---|---|---|---|---|---|
| | Total | Atlanta | Florida | Total | Atlanta | Florida |
| January 1, 2008 | 700 | 494 | 206 | 2,138 | 864 | 1,274 |
| Advances | 255 | 69 | 186 | 57 | 20 | 37 |
| Loans Paid-out/Principal payments | (289) | (83) | (206) | (201) | (95) | (106) |
| Loans transferred to ORE | (143) | (140) | (3) | (55) | (55) | – |
| December 31, 2008 | 523 | 340 | 183 | 1,939 | 734 | 1,205 |
| Advances | 327 | 81 | 246 | 47 | 31 | 16 |
| Loans paid-out/Principal payments | (424) | (156) | (268) | (197) | (78) | (119) |
| Loans transferred to ORE | (51) | (46) | (5) | (172) | (95) | (77) |
| December 31, 2009 | 375 | 219 | 156 | 1,617 | 592 | 1,025 |
| Advances | 310 | 70 | 240 | 161 | 3 | 158 |
| Loans paid-out/Principal payments | (337) | (90) | (247) | (195) | (22) | (173) |
| Loans transferred to ORE | (44) | (27) | (17) | (168) | (83) | (85) |
| December 31, 2010 | 304 | 172 | 132 | 1,415 | 490 | 925 |

***Credit Quality***

Credit quality risk in the loan portfolio provides our highest degree of risk. We manage and control risk in the loan portfolio through adherence to standards established by the Board of Directors and senior management, combined with a commitment to producing quality assets, monitoring loan performance, developing profitable relationships, and meeting the strategic loan quality and growth targets. Our credit policies establish underwriting standards, place limits on exposures, which include concentrations and commitments, and set other limits or standards as deemed necessary and prudent. Also included in the policy, primarily determined by the amount and type of loan, are various approval levels, ranging from the branch or department level to those that are more centralized. We maintain a diversified portfolio intended to spread risk and reduce exposure to economic downturns, which may occur in different segments of the economy or in particular industries. Industry and loan type diversification is reviewed at least quarterly.

Management has taken numerous steps to reduce credit risk in the loan portfolio and to strengthen the credit risk management team and processes. A special assets group was organized in 2008 to evaluate potential nonperforming loans, to properly value nonperforming assets, and to facilitate the timely disposition of these assets while minimizing losses to the Company. In addition, all credit policies have been reviewed and revised as necessary, and experienced managers are in place and have strengthened all lending areas and Credit Administration. Because of moderating asset quality trends, particularly in our consumer indirect lending portfolio, and a reduction in the level of average nonperforming assets, the provision for loan losses for the year ended December 31, 2010, decreased to $17.1 million compared to a $28.8 million for the year ended December 31, 2009. Net charge-offs in 2010 decreased to $19.1 million compared to $32.4 million during 2009, largely due to a decrease in real estate construction and indirect lending charge-offs. This decrease is a function of the stabilizing housing market and to improvements in the economy in general and its impact on consumers. The decrease in loan loss provision is a result of a reduction in average nonperforming assets which peaked in the first quarter of 2009 at an average of $123.7 million and was $113.1 million for the year ended December 31, 2009 and $87.4 million for the year ended December 31, 2010.

Construction loan net charge-offs decreased from $20.1 million for the year ended December 31, 2009 to $10.9 million in 2010. The performance of the consumer indirect lending portfolio of loans which at December 31, 2010, made up 44.5% of the total loan portfolio, has also shown improvement in 2010. Indirect loans 60-89 days delinquent decreased 54.2% from December 31, 2009 to December 31, 2010. Nonaccrual indirect loan balances decreased 31.8% from December 31, 2009 to December 31, 2010. Management recorded a total of $82.5 million in combined provision for loan losses for the three year period ended December 31, 2010 compared to net charge-offs of $71.0 million over the same period, so for every dollar of net charge-offs, we recorded $1.16 in provision for loan losses. The allowance for loan losses as a percentage of loans was 2.00% as of the end of 2010 compared to 2.33% at the end of 2009.

The Credit Review Department ("Credit Review") regularly reports to senior management and the Loan and Discount Committee of the Board regarding the credit quality of the loan portfolio, as well as trends in the portfolio and the adequacy of the allowance for loan losses. Credit Review monitors loan concentrations, production, loan growth, as well as loan quality, and independent from the lending departments, reviews risk ratings and tests credits approved for adherence to our lending standards. Finally, Credit Review also performs ongoing, independent reviews of the risk management process and adequacy of loan documentation. The results of its reviews are reported to the Loan and Discount Committee of the Board. The consumer collection function is centralized and automated to ensure timely collection of accounts and consistent management of risks associated with delinquent accounts.

*Nonperforming Assets*

Nonperforming assets consist of nonaccrual loans, troubled debt restructured loans, if any, repossessions, and other real estate. Nonaccrual loans are loans on which the interest accruals have been discontinued when it appears that future collection of principal or interest according to the contractual terms may be doubtful. Troubled debt restructured loans are those loans whose terms have been modified, because of economic or legal reasons related to the debtors' financial difficulties, to provide for a reduction in principal, change in terms, or modification of interest rates to below market levels. The Bank had $14.5 million in troubled debt restructured loans at December 31, 2010, of which $9.4 million were accruing loans and $5.1 million are on nonaccrual and included in nonperforming assets below. Repossessions include vehicles and other personal property that have been repossessed as a result of payment defaults on indirect automobile loans and commercial loans.

**Nonperforming Assets**

| | December 31, | | | | |
|---|---|---|---|---|---|
| | **2010** | **2009** | **2008** | **2007** | **2006** |
| | | | *(Dollars in thousands)* | | |
| Nonaccrual loans | **$76,545** | $69,743 | $ 98,151 | $14,371 | $4,587 |
| Repossessions | **1,119** | 1,393 | 2,016 | 2,512 | 937 |
| Other real estate | **20,525** | 21,780 | 15,063 | 7,308 | – |
| Total nonperforming assets | **$98,189** | $92,916 | $115,230 | $24,191 | $5,524 |
| Loans past due 90 days or more and still accruing | **$ –** | $ – | $ – | $ 23 | $ – |
| Ratio of loans past due 90 days or more and still accruing to total loans | **–%** | –% | –% | –% | –% |
| Ratio of nonperforming assets to total loans, repossessions and ORE | **6.01** | 6.43 | 7.89 | 1.65 | .40 |

The increase in nonperforming assets from December 31, 2009, to December 31, 2010, was a result of an increase in nonaccrual loans. Management believes it has been proactive in charging down and charging off these nonperforming assets as appropriate. Management's assessment of the overall loan portfolio is that loan quality and performance have stabilized. Management is being aggressive in evaluating credit relationships and proactive in addressing problems.

When a loan is classified as nonaccrual, to the extent collection is in question, previously accrued interest is reversed and interest income is reduced by the interest accrued in the current year. If any portion of the accrued interest was accrued in a previous period, accrued interest is reduced and a charge for that amount is made to the allowance for loan losses. For 2010, the gross amount of interest income that would have been recorded on nonaccrual loans, if all such loans had been accruing interest at the original contract rate, was approximately $4.4 million compared to $3.4 million and $1.6 million during 2009 and 2008, respectively. For additional information on nonaccrual loans see "Critical Accounting Policies – Allowance for Loan Losses."

*Allowance for Loan Losses*

As discussed in "Critical Accounting Policies – Allowance for Loan Losses," the allowance for loan losses is established and maintained through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio including current economic conditions, loan portfolio concentrations, the economic outlook, past loan loss experience, adequacy of underlying collateral, and such other factors which, in management's judgment, deserve consideration in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequently, recoveries are added to the allowance.

For all loan categories, historical loan loss experience, adjusted for changes in the risk characteristics of each loan category, current trends, and other factors, is used to determine the level of allowance required. Additional amounts are allocated based on the possible losses of individual impaired loans and the effect of economic conditions on both individual loans and loan categories. Since the allocation is based on estimates and subjective judgment, it is not necessarily indicative of the specific amounts of losses that may ultimately occur.

In determining the allocated allowance, all portfolios are treated as homogenous pools. The allowance for loan losses for the homogenous pools is allocated to loan types based on historical net charge-off rates adjusted for any current changes in these trends. Within the commercial, commercial real estate, and business banking portfolios, every nonperforming loan and loans having greater than normal risk characteristics are not treated as homogenous pools and are individually reviewed for a specific allocation. The specific allowance for these individually reviewed loans is based on a specific loan impairment analysis.

In determining the appropriate level for the allowance, management ensures that the overall allowance appropriately reflects a margin for the imprecision inherent in most estimates of the range of probable credit losses. This additional allowance, if any, is reflected in the unallocated portion of the allowance.

At December 31, 2010, the allowance for loan losses was $28.1 million, or 2.00% of loans compared to $30.1 million, or 2.33% of loans at December 31, 2009. Net charge-offs as a percent of average loans outstanding was 1.44% in 2010 compared to 2.44% for 2009.

The table below presents the allocated loan loss reserves by loan type as of December 31, 2010 and 2009.

| | December 31, 2010 | December 31, 2009 | Increase (Decrease) |
|---|---|---|---|
| | | (In thousands) | |
| Commercial and industrial | **$ 1,362** | $ 1,940 | $ (578) |
| Real estate – mortgage – commercial | **3,548** | 2,668 | 880 |
| Real estate – construction | **9,453** | 11,822 | (2,369) |
| Real estate – mortgage – residential | **4,266** | 1,346 | 2,920 |
| Consumer installment loans | **8,357** | 10,994 | (2,637) |
| Unallocated | **1,096** | 1,302 | (206) |
| | **$28,082** | $30,072 | $(1,990) |

The allocated allowance for real estate construction loans decreased $2.4 million to $9.5 million at December 31, 2010, when compared to 2009, primarily due to reduced loans outstanding. Total construction loans decreased $38.0 million during 2010 to $116.8 million compared to $154.8 million at the end of 2009. The allowance allocated to indirect automobile loans decreased $2.6 million or 24.0% to $8.4 million from $11.0 million at the end of 2009. The decrease is primarily the result of positive trends in asset quality indicators somewhat offset by an increase in loans outstanding. The allowance allocated to real estate-mortgage loans increased to $4.3 million at December 31, 2010 compared to $1.3 million at December 31, 2009. The increase is primarily a result of higher specific loan loss reserves at December 31, 2010 compared to December 31, 2009. The allowance allocated to commercial real estate loans increased $880,000 during 2010 to $3.5 million compared to $2.7 million at the end of 2009. The increase is primarily related to an increase in specific loss reserves. In addition, loans outstanding increased over the prior year.

The unallocated allowance decreased $206,000 to $1.1 million at December 31, 2010, compared to year-end 2009 based on management's assessment of losses inherent in the loan portfolio and not reflected in specific allocations. See "Provisions for Loan Losses."

The Bank does not originate or portfolio any option ARM loans where borrowers have the ability to make payments which do not cover the interest due plus principal amortization. In addition, the Bank does not portfolio high loan-to-value ratio mortgages, interest only residential mortgage loans, subprime loans or loans with initial teaser rates. There are no significant geographic concentrations of loans within our markets.

**Allocation of the Allowance for Loan Losses**

| | December 31, 2010 | | December 31, 2009 | | December 31, 2008 | |
|---|---|---|---|---|---|---|
| | **Allowance** | **%*** | **Allowance** | **%*** | **Allowance** | **%*** |
| | | | (Dollars in thousands) | | | |
| Commercial, financial and agricultural[(1)] | **$ 4,910** | **32.35%** | $ 4,608 | 31.50% | $ 5,587 | 25.07% |
| Real estate – construction | **9,453** | **8.32** | 11,822 | 12.00 | 11,042 | 17.66 |
| Real estate – mortgage–residential | **4,266** | **9.92** | 1,346 | 10.15 | 599 | 8.32 |
| Consumer installment | **8,357** | **49.41** | 10,994 | 46.35 | 15,364 | 48.95 |
| Unallocated | **1,096** | – | 1,302 | – | 1,099 | – |
| Total | **$28,082** | **100.00%** | $30,072 | 100.00% | $33,691 | 100.00% |

| | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | **Allowance** | **%*** | **Allowance** | **%*** |
| | | | (Dollars in thousands) | |
| Commercial, financial and agricultural[(1)] | $ 4,228 | 22.07% | $ 5,226 | 21.51% |
| Real estate – construction | 2,776 | 20.32 | 2,580 | 23.00 |
| Real estate – mortgage–residential | 562 | 6.75 | 521 | 6.89 |
| Consumer installment | 8,196 | 50.86 | 5,223 | 48.60 |
| Unallocated | 795 | – | 394 | – |
| Total | $16,557 | 100.00% | $13,944 | 100.00% |

**Percentage of respective loan type to loans.*
*(1) Includes allowance allocated for real estate–mortgage–commercial loans and SBA loans.*

**Investment Securities**

The levels of short-term investments and tax free municipal securities reflect our strategy of maximizing portfolio yields within overall asset and liability management parameters while providing for pledging and liquidity needs. Investment securities other than the investment in FHLB stock, on an amortized cost basis totaled $175 million and $156 million at December 31, 2010 and 2009, respectively. The increase of $19 million in investments at December 31, 2010, compared to December 31, 2009, was attributable to management's decision to better position the portfolio for future changes in interest rates and execute cash flow and capital risk rating strategies.

The Bank entered into a leveraged purchase transaction in first quarter of 2009 to generate additional marginal net interest income to offset the cost of dividends associated with the TARP preferred stock sold in the fourth quarter of 2008. The Bank purchased approximately $128 million in FNMA and GNMA mortgage-backed securities in February and March of 2009. The securities purchased were partially funded with $30 million in long-term fixed rate FHLB advances and excess liquidity generated from growth in deposits.

In 2010, the Company made several investment purchases and sales in an effort to position the portfolio should overall interest rates rise, to provide for liquidity needs as the loan portfolio began to grow, and to improve the risk based capital requirement profile of the investment portfolio. The Company sold 16 mortgage backed securities with an amortized cost basis of $98.3 million. The Company purchased $168 million in GNMA mortgage backed securities and $88 million in FHLMC mortgage backed securities and FHLB callable debt.

Decreasing the size of the investment portfolio were principal paydowns on mortgage-backed securities of $24 million, and $116 million in calls on FHLB and FNMA securities.

The estimated weighted average life of the securities portfolio was 6.0 years at December 31, 2010, compared to 8.0 years at December 31, 2009. At December 31, 2010, approximately $161 million based on the amortized cost of investment securities were classified as available-for-sale, compared to $137 million based on the amortized cost at December 31, 2009. The net unrealized gain on these securities available-for-sale at December 31, 2010, was $738,000 before taxes, compared to a net unrealized loss of $103,000 before taxes at December 31, 2009.

At December 31, 2010 and 2009, we classified all but $14.1 million and $19.3 million, respectively, of our investment securities as available-for-sale. We maintain a relatively high percentage of our investment portfolio as available-for-sale for possible liquidity needs related primarily to loan production, while held-to-maturity securities are primarily utilized for pledging as collateral for public deposits and other borrowings.

**Distribution of Investment Securities**

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009 | | 2008 | |
| | **Amortized Cost** | **Fair Value** | **Amortized Cost** | **Fair Value** | **Amortized Cost** | **Fair Value** |
| | | | *(In thousands)* | | | |
| U.S. Treasury securities and obligations of U.S. Government corporations and agencies | **$ 26,135** | **$ 26,336** | $ 63,674 | $ 63,119 | $ 9,830 | $ 9,954 |
| Municipal securities | **11,705** | **11,330** | 11,706 | 11,407 | 15,222 | 14,384 |
| Mortgage backed securities-agency | **137,010** | **138,738** | 80,966 | 82,333 | 126,340 | 129,878 |
| Total | **$174,850** | **$176,404** | $156,346 | $156,859 | $151,392 | $154,216 |

The following table depicts the maturity distribution of investment securities and average yields as of December 31, 2010 and 2009. All amounts are categorized by their expected repricing date. The expected maturities may differ from the contractual maturities of mortgage backed securities because the mortgage holder of the underlying mortgage loans has the right to prepay their mortgage loans without prepayment penalties. The expected maturities may differ from the contractual maturities of callable agencies and municipal securities because the issuer has the right to redeem the callable security at predetermined prices at specified times prior to maturity.

**Maturity Distribution of Investment Securities and Average Yields**[1]

| | December 31, 2010 | | | December 31, 2009 | | |
|---|---|---|---|---|---|---|
| | Amortized Cost | Fair Value | Average Yield[1] | Amortized Cost | Fair Value | Average Yield[1] |
| | *(Dollars in thousands)* | | | | | |
| **Available-for-Sale:** | | | | | | |
| U.S. Treasury securities and obligations of U.S. Government corporations and agencies: | | | | | | |
| Due in less than one year | **$ 10,000** | **$ 10,039** | **1.80%** | $ 28,674 | $ 28,351 | 3.30% |
| Due after one year through five years | **16,135** | **16,297** | **2.32** | 35,000 | 34,768 | 4.03 |
| Municipal securities[2] | | | | | | |
| Due after one year through five years | **5,592** | **5,482** | **6.01** | 3,816 | 3,765 | 5.97 |
| Due five years through ten years | **6,113** | **5,848** | **6.16** | 6,144 | 6,090 | 6.14 |
| Due after ten years | – | – | – | 1,746 | 1,552 | 6.12 |
| Mortgage backed securities | | | | | | |
| Due after one year through five years | **118,958** | **119,962** | **3.44** | 32,452 | 33,247 | 4.69 |
| Due five years through ten years | **3,942** | **3,850** | **3.83** | 29,188 | 29,144 | 4.64 |
| | **$160,740** | **$161,478** | | $137,020 | $136,917 | |
| **Held-to-Maturity:** | | | | | | |
| Mortgage backed securities | | | | | | |
| Due in less than one year | **$ 1,770** | **$ 1,785** | **4.09%** | $ – | $ – | –% |
| Due after one year through five years | **12,340** | **13,141** | **4.97** | 19,326 | 19,942 | 4.91 |
| | **$ 14,110** | **$ 14,926** | | $ 19,326 | $ 19,942 | |

(1) *Weighted average yields are calculated on the basis of the carrying value of the security.*
(2) *Interest income includes the effects of taxable equivalent adjustments of $242,000 in 2010 and $288,000 in 2009.*

**Deposits**

Total deposits increased $62.5 million or 4.0% during 2010 to $1.613 billion at December 31, 2010, from $1.551 billion at December 31, 2009, due primarily to an increase in interest-bearing demand deposits of $175.1 million or 69.3% to $427.6 million and an increase in non-interest bearing demand deposits of $28.1 million or 17.8% to $185.6 million. Other time deposits decreased $87.0 million or 19.6% to $355.7 million, savings deposits decreased $42.6 million or 9.7% to $398.0 million, and time deposits $100,000 and over decreased $11.1 million or 4.3% to $246.3 million. As interest rates stabilized at historically low levels in 2010, many customers fearing locking in low certificate of deposit rates, put their money into money market accounts which pay competitive rates but allow the depositor the flexibility to access the funds when necessary. Management encouraged this behavior by offering promotional interest rates to help manage the duration of the Bank's deposit liabilities and projected liquidity. These promotional rates on money market accounts typically provide a higher interest rate for the first 90 days before reverting to the normal rate. The increase in noninterest-bearing demand deposits was in part due to an increase in the number of transaction accounts as the result of continued benefits from the transaction account acquisition initiative continued in 2010, and in part due to unlimited deposit insurance coverage available through December 31, 2012, for noninterest-bearing transaction accounts through implementation of the Dodd-Frank Act.

Although average interest-bearing deposits during 2010 decreased $6.4 million or .5% over 2009 average balances to $1.393 billion, our average core deposits increased. The average balance of savings deposits increased $81.7 million to $415.5 million, while the average balance of interest-bearing demand deposits increased $107.8 million to $344.6 million, and the average balance of time deposits decreased $195.9 million to $633.3 million. Core deposits, obtained from a broad range of customers, and our largest source of funding, consist of all interest-bearing and noninterest-bearing deposits except time deposits over $100,000 and brokered deposits. Brokered deposits decreased from $99.0 million at December 31, 2009 to $62.5 million at December 31, 2010 and are included in other time deposit balances in the consolidated balance sheets. As core deposits grew during 2010, higher cost maturing brokered certificates of deposit were allowed to mature without being replaced. The average balance of interest-bearing core deposits was $1.070 billion and $960.8 million during 2010 and 2009, respectively.

Noninterest-bearing deposits are comprised of certain business accounts, including correspondent bank accounts and escrow deposits, as well as individual accounts. Average noninterest-bearing demand deposits totaling $169.1 million represented 13.7% of average core deposits in 2010 compared to an average balance of $142.7 million or 12.9% in 2009. The average amount of, and average rate paid on, deposits by category for the periods shown are presented in the following table:

**Selected Statistical Information for Deposits**

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009 | | 2008 | |
| | Average Amount | Rate | Average Amount | Rate | Average Amount | Rate |
| | (Dollars in thousands) | | | | | |
| Noninterest-bearing demand deposits.. | **$ 169,120** | **–%** | $ 142,656 | –% | $ 128,706 | –% |
| Interest-bearing demand deposits | **344,607** | **.87** | 236,819 | 1.18 | 271,429 | 2.29 |
| Savings deposits | **415,516** | **1.39** | 333,865 | 2.09 | 209,301 | 2.89 |
| Time deposits | **633,374** | **2.32** | 829,229 | 3.48 | 836,049 | 4.36 |
| Total average deposits | **$1,562,617** | **1.50** | $1,542,569 | 2.50 | $1,445,485 | 3.37 |

**Maturity Distribution of Time Deposits**

| | December 31, 2010 | | |
|---|---|---|---|
| | Other | $100,000 or More | Total |
| | (In thousands) | | |
| Three months or less | $ 65,832 | $ 42,025 | $107,857 |
| Over three through six months | 69,839 | 49,448 | 119,287 |
| Over six through 12 months | 99,359 | 70,035 | 169,394 |
| Over one through two years | 79,889 | 49,593 | 129,482 |
| Over two through three years | 9,350 | 6,870 | 16,220 |
| Over three through four years | 21,634 | 28,246 | 49,880 |
| Over four through five years | 7,373 | 100 | 7,473 |
| Over five years | 2,439 | – | 2,439 |
| Total | $355,715 | $246,317 | $602,032 |

**Short-Term Debt**

There were no FHLB short-term borrowings at December 31, 2010. FHLB short-term borrowings totaled $27.5 million at December 31, 2009, and were drawn on a collateralized line with $2.5 million maturing April 5, 2010 at a rate of 2.64% and $25.0 million maturing November 5, 2011 at 4.06%. All FHLB advances are collateralized with qualifying residential, home equity, and commercial real estate mortgage loans and, from time to time, agency notes or agency mortgage backed securities.

Other short-term borrowings totaled approximately $33.0 million and $41.9 million at December 31, 2010 and 2009, respectively, consisting of the FHLB short-term borrowings listed above, and $20.8 million and $14.4 million, respectively, in overnight repurchase agreements primarily with commercial customers at an average rate of .47% and .45%, respectively. In addition, at December 31, 2010, the Bank had $12.2 million in SBA secured borrowings at 5.07%. These borrowings result from transfers of SBA loans to third parties in which the Bank makes certain representations and warranties effective for 90 days from the date of transfer. When the 90 day period expires, the secured borrowing is reduced, loans are reduced, and a gain or loss on sale is recorded in SBA lending activities in the Consolidated Statement of Operations.

There were no Federal funds purchased outstanding at December 31, 2010 or December 31, 2009.

**Schedule of Short-Term Borrowings[1]**

| Years Ended December 31, | Maximum Outstanding at Any Month-End | Average Balance | Average Interest Rate During Year | Ending Balance | Weighted Average Interest Rate at Year-End |
|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | |
| **2010** | $ 58,999 | $37,669 | 2.71% | $32,977 | 2.17% |
| 2009 | 52,047 | 35,644 | 1.73 | 41,869 | 2.74 |
| 2008 | 106,348 | 69,318 | 2.98 | 55,017 | 1.81 |

*(1) Consists of Federal funds purchased, securities sold under agreements to repurchase, long-term borrowings within a year to maturity, and borrowings from the FHLB that mature either overnight or on a remaining fixed maturity not to exceed one year.*

**Subordinated Debt and Other Long-Term Debt**

The Company had $142.5 million and $117.5 million of subordinated debt and other long-term debt outstanding at December 31, 2010 and 2009, respectively. At December 31, 2010 and 2009, the Company had $67.5 million in trust preferred securities classified as subordinated debt, including $2.0 million in subordinated debt incurred to acquire stock in the trust preferred subsidiaries. The Company also had $75.0 million and $50.0 million at December 31, 2010 and 2009, respectively, in long-term Federal Home Loan Bank Advances.

The $25.0 million or 50.0% increase in long-term debt at December 31, 2010 compared to December 31, 2009 is a result of the reclassification from short-term borrowings of a FHLB advance that was restructured to take advantage of historically low interest rates. A $25.0 million 4.06% FHLB advance maturing November 5, 2010 was modified by extending the maturity date to July 16, 2013 and reducing the interest rate to 1.76%. The long-term advances are discussed below.

On March 12, 2008, the Company entered into a $5.0 million four year FHLB fixed rate advance collateralized with pledged qualifying real estate loans and maturing March 12, 2012. The advance bears interest at 3.2875%. The Bank may prepay the advance subject to a prepayment penalty. However, should the FHLB receive compensation from its hedge parties upon a prepayment, that compensation would be payable to the Bank less an administrative fee.

On March 12, 2008, the Company entered into a $5.0 million five year FHLB European convertible advance collateralized with pledged qualifying real estate loans and maturing March 12, 2013. The advance had an interest rate of 2.395% at December 31, 2010. The FHLB had the one-time option on March 12, 2010 to convert the interest rate from a fixed rate to a variable rate based on three-month LIBOR plus a spread charged by the FHLB to its members for an adjustable rate credit advance with the same remaining maturity, but did not exercise this option.

On March 12, 2008, the Company entered into a $5.0 million five year FHLB European convertible advance collateralized with pledged qualifying real estate loans and maturing March 12, 2013. The advance had an interest rate of 2.79% at December 31, 2010. The FHLB has the one-time option on March 14, 2011 to convert the interest rate from a fixed rate to a variable rate based on three-month LIBOR plus a spread charged by the FHLB to its members for an adjustable rate credit advance with the same remaining maturity.

On April 3, 2008, the Company entered into a $2.5 million five year FHLB European convertible advance collateralized with pledged qualifying real estate loans and maturing April 3, 2013. The advance had an interest rate of 2.40% at December 31, 2010. The FHLB had the one-time option on April 5, 2010 to convert the interest rate from a fixed rate to a variable rate based on three-month LIBOR plus a spread charged by the FHLB to its members for an adjustable rate credit advance with the same remaining maturity, but did not exercise this option.

On April 1, 2008, the Company entered into a $2.5 million four year FHLB Fixed Rate advance collateralized with pledged qualifying real estate loans and maturing April 2, 2012. The advance had an interest rate of 3.24% at December 31, 2010.

On November 5, 2007, the Company entered into a $25 million three year FHLB European Convertible Advance collateralized with pledged qualifying real estate loans and maturing November 5, 2010. The interest rate on the advance was originally at 4.06% and had a one-time FHLB conversion option in November of 2008. In 2010, this advance was restructured to extend the maturity date to July 16, 2013 and lower the interest rate to 1.76%.

On March 12, 2009, the Company entered into a $15 million three year FHLB Fixed Rate advance collateralized with pledged qualifying real estate loans and maturing April 13, 2012. The advance had an interest rate of 2.559% at December 31, 2010.

On March 9, 2009, the Company entered into a $15 million four year FHLB Fixed Rate advance collateralized with pledged qualifying real estate loans and maturing March 11, 2013. The advance had an interest rate of 2.90% at December 31, 2010.

If the Bank should decide to prepay any of the convertible advances above prior to conversion by the FHLB, it will be subject to a prepayment penalty. However, should the FHLB receive compensation from its hedge parties upon a prepayment, that compensation would be payable to the Bank less an administrative fee. Also, should the FHLB decide to exercise its option to convert the advances to variable rate, the Bank can prepay the advance on the conversion date and each quarterly interest payment date thereafter with no prepayment penalty.

On August 20, 2007, we issued $20 million in fixed-floating rate capital securities of Fidelity Southern Statutory Trust III with a liquidation value of $1,000 per security. Interest is fixed at 6.62% for five years and then converts to a floating rate, which will adjust quarterly at a rate per annum equal to the three-month LIBOR plus 1.40%. The issuance has a final maturity of 30 years, but may be redeemed with regulatory approval at any distribution payment date on or after September 15, 2012, or at any time upon certain events, such as a change in the regulatory treatment of the trust preferred securities, at the redemption price of 100%, plus accrued and unpaid interest, if any.

On March 17, 2005, we issued $10 million in floating rate capital securities of Fidelity Southern Statutory Trust II with a liquidation value of $1,000 per security. Interest is adjusted quarterly at a rate per annum equal to the three-month LIBOR plus 1.89%. The capital securities had an initial rate of 4.87% and a rate of 2.19% and 2.14% at December 31, 2010 and December 31, 2009, respectively. The issuance has a final maturity of 30 years, but may be redeemed at any distribution payment date on or after March 17, 2010, at the redemption price of 100%.

On June 26, 2003, we issued $15 million in Floating Rate Capital Securities of Fidelity Southern Statutory Trust I with a liquidation value of $1,000 per security. Interest is adjusted quarterly at a rate per annum equal to the three-month LIBOR plus 3.10%. The capital securities had an initial rate of 4.16%, with the provision that prior to June 26, 2008, the rate will not exceed 11.75%. The rates in effect on December 31, 2010 and 2009, were 3.40% and 3.35%, respectively. The issuance has a final maturity of 30 years, but may be redeemed at any distribution payment date on or after June 26, 2008, at the redemption price of 100%.

On July 27, 2000, we issued $10.0 million of 11.045% Fixed Rate Capital Trust Preferred Securities of Fidelity National Capital Trust I with a liquidation value of $1,000 per share. On March 23, 2000, we issued $10.5 million of 10.875% Fixed Rate Capital Trust Pass-through Securities of FNC Capital Trust I with a liquidation value of $1,000 per share. Both issues have 30 year final maturities and are redeemable in whole or in part after ten years at declining redemption prices to 100% after 20 years.

The trust preferred securities were sold in private transactions exempt from registration under the Securities Act of 1933, as amended (the "Act") and were not registered under the Act. The trust preferred securities are included in Tier 1 capital by the Company in the calculation of regulatory capital, subject to a limit of 25% for all restricted core capital elements, with any excess included in Tier 2 capital. The payments to the trust preferred securities holders are fully tax deductible.

The $65.5 million of trust preferred securities issued by trusts established by us, as of December 31, 2010 and 2009, are not consolidated for financial reporting purposes in accordance with FASB ASC 810-10-05, formerly known as FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (Revised),". Thus, the equity investments in the subsidiaries created to issue the obligations, the obligations themselves, and related dividend income and interest expense are reported on a deconsolidated basis, with the investments in the amount of $2.0 million at December 31, 2010 and 2009, reported as other assets and dividends included as other noninterest income. The obligations, including the amount related to the equity investments, in the amount of $67.5 million at December 31, 2010 and 2009, are reported as subordinated debt, with related interest expense reported as interest on subordinated debt.

On March 1, 2005, the FRB announced the adoption of a rule entitled "Risk-Based Capital Standards: Trust Preferred Securities and the Definition of Capital" ("Rule") regarding risk-based capital standards for bank holding companies ("BHCs") such as Fidelity.

The Rule defines the restricted core capital elements, including trust preferred securities, which may be included in Tier 1 capital, subject to an aggregate 25% of Tier 1 capital net of goodwill limitation. Excess restricted core capital elements may be included in Tier 2 capital, with trust preferred securities and certain other restricted core capital elements subject to a 50% of Tier 1 capital limitation. The Rule requires that trust preferred securities be excluded from Tier 1 capital within five years of the maturity of the underlying junior subordinated notes issued and be excluded from Tier 2 capital within five years of that maturity at 20% per year for each year during the five-year period to the maturity. The Company's first junior subordinated note matures in March 2030.

Our only restricted core capital elements consist of $65.5 million in trust preferred securities issues and $1.3 million in other identifiable intangibles; therefore, the Rule has minimal impact on our capital ratios, our financial condition, or our operating results. The trust preferred securities are eligible for our regulatory Tier 1 capital, with a limit of 25% of the sum of all core capital elements. All amounts exceeding the 25% limit are includable in the Company's regulatory Tier 2 capital.

In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as "Basel III". Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity.

**Shareholders' Equity**

On December 19, 2008, as part of the Capital Purchase Program, Fidelity entered into the Letter Agreement with the Treasury, pursuant to which Fidelity agreed to issue and sell, and the Treasury agreed to purchase (1) 48,200 Preferred Shares, and (2) the Warrant to purchase up to 2,266,458 shares of the Company's common stock at an exercise price of $3.19 per share, for an aggregate purchase price of $48.2 million in cash. The Preferred Shares qualify as Tier I capital under risk-based capital guidelines and will pay cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. The Preferred Shares are non-voting except for class voting rights on matters that would adversely affect the rights of the holders of the Preferred Shares.

Shareholders' equity at December 31, 2010 and 2009, was $140.5 million and $129.7 million, respectively. The $10.8 million increase at December 31, 2010, compared to December 31, 2009, was primarily the result of net income and preferred dividends paid during 2010.

**Recent Accounting Pronouncements**

See Note 1 – "Summary of Significant Accounting Policies" in the accompanying Notes to Consolidated Financial Statements included elsewhere in this report for details of recently issued accounting pronouncements and their expected impact, if any, on our operations and financial condition.

**Quarterly Financial Information**

The following table sets forth, for the periods indicated, certain consolidated quarterly financial information. This information is derived from unaudited consolidated financial statements that include, in the opinion of management, all normal recurring adjustments which management considers necessary for a fair presentation of the results for such periods. The results for any quarter are not necessarily indicative of results for any future period. This information should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this report.

**CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)**

| | 2010 | | | | 2009 | | | |
|---|---|---|---|---|---|---|---|---|
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
| | *(In thousands, except per share data)* | | | | | | | |
| Interest income | $ 23,899 | $23,713 | $24,440 | $23,232 | $24,469 | $25,076 | $24,706 | $23,332 |
| Interest expense | 6,420 | 7,276 | 8,199 | 8,668 | 9,740 | 11,275 | 12,657 | 12,337 |
| Net interest income | 17,479 | 16,437 | 16,241 | 14,564 | 14,729 | 13,801 | 12,049 | 10,995 |
| Provision for loan losses | 6,975 | 5,025 | 1,150 | 3,975 | 7,500 | 4,500 | 7,200 | 9,600 |
| Securities gains, net | – | – | 2,291 | – | 4,789 | 519 | – | – |
| Noninterest income | 13,593 | 11,561 | 11,248 | 6,507 | 7,401 | 6,699 | 7,755 | 6,815 |
| Noninterest expense | 20,177 | 19,979 | 18,823 | 16,994 | 16,571 | 16,467 | 17,504 | 14,020 |
| Income (loss) before income (benefit) taxes | 3,920 | 2,994 | 7,516 | 102 | 2,848 | 52 | (4,900) | (5,810) |
| Income tax (benefit) expense | 932 | 913 | 2,647 | (93) | 920 | (346) | (2,095) | (2,434) |
| Net income (loss) | 2,988 | 2,081 | 4,869 | 195 | 1,928 | 398 | (2,805) | (3,376) |
| Preferred stock dividends | (823) | (823) | (823) | (823) | (824) | (823) | (823) | (823) |
| Net income (loss) available to common equity | $ 2,164 | $ 1,258 | $ 4,046 | $ (628) | $ 1,104 | $ (425) | $ (3,628) | $(4,199) |
| Earnings (loss) per share: | | | | | | | | |
| Basic earnings (loss) per share[(1)] | $ .20 | $ .12 | $ .38 | $ (.06) | $ .11 | $ (.04) | $ (.36) | $ (.42) |
| Diluted earnings (loss) per share[(1)] | $ .18 | $ .10 | $ .33 | $ (.06) | $ .11 | $ (.04) | $ (.36) | $ (.42) |
| Weighted average shares outstanding[(1)] | 10,769 | 10,762 | 10,723 | 10,408 | 10,261 | 10,246 | 10,208 | 10,095 |

*(1) Adjusted for stock dividends*

**Item 7A.** ***Quantitative and Qualitative Disclosures About Market Risk***

See Item 7, "Market Risk" and "Interest Rate Sensitivity" for a quantitative and qualitative discussion about our market risk.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Fidelity Southern Corporation

We have audited the accompanying consolidated balance sheets of Fidelity Southern Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fidelity Southern Corporation and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fidelity Southern Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Atlanta, Georgia
March 17, 2011

# FIDELITY SOUTHERN CORPORATION AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | (Dollars in thousands) | |
| **ASSETS** | | |
| Cash and due from banks | $ 45,761 | $ 168,766 |
| Interest-bearing deposits with banks | 1,481 | 1,926 |
| Federal funds sold | 517 | 428 |
| Cash and cash equivalents | 47,759 | 171,120 |
| Investment securities available-for-sale (amortized cost of $160,740 and $137,020 at December 31, 2010 and 2009, respectively) | 161,478 | 136,917 |
| Investment securities held-to-maturity (approximate fair value of $14,926 and $19,942 at December 31, 2010 and 2009, respectively) | 14,110 | 19,326 |
| Investment in FHLB stock | 6,542 | 6,767 |
| Loans held-for-sale (loans at fair value of $155,029 and $80,869 at December 31, 2010 and 2009, respectively) | 209,898 | 131,231 |
| Loans | 1,403,372 | 1,289,859 |
| Allowance for loan losses | (28,082) | (30,072) |
| Loans, net of allowance for loan losses | 1,375,290 | 1,259,787 |
| Premises and equipment, net | 19,510 | 18,092 |
| Other real estate, net | 20,525 | 21,780 |
| Accrued interest receivable | 7,990 | 7,832 |
| Bank owned life insurance | 30,275 | 29,058 |
| Other assets | 51,923 | 49,610 |
| Total assets | $1,945,300 | $1,851,520 |
| **LIABILITIES** | | |
| Deposits: | | |
| Noninterest-bearing demand deposits | $ 185,614 | $ 157,511 |
| Interest-bearing deposits: | | |
| Demand and money market | 427,590 | 252,493 |
| Savings | 398,012 | 440,596 |
| Time deposits, $100,000 and over | 246,317 | 257,450 |
| Other time deposits | 355,715 | 442,675 |
| Total deposits | 1,613,248 | 1,550,725 |
| Other short-term borrowings | 32,977 | 41,870 |
| Subordinated debt | 67,527 | 67,527 |
| Other long-term debt | 75,000 | 50,000 |
| Accrued interest payable | 2,973 | 4,504 |
| Other liabilities | 13,064 | 7,209 |
| Total liabilities | 1,804,789 | 1,721,835 |
| **SHAREHOLDERS' EQUITY** | | |
| Preferred Stock, no par value. Authorized 10,000,000; 48,200 shares issued and outstanding, net of discount | 45,578 | 44,696 |
| Common Stock, no par value. Authorized 50,000,000; issued and outstanding 10,775,947 and 10,275,592 at 2010 and 2009, respectively | 57,542 | 53,342 |
| Accumulated other comprehensive gain (loss), net of tax | 458 | (64) |
| Retained earnings | 36,933 | 31,711 |
| Total shareholders' equity | 140,511 | 129,685 |
| Total liabilities and shareholders' equity | $1,945,300 | $1,851,520 |

*See accompanying notes to consolidated financial statements.*

## FIDELITY SOUTHERN CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| | *(Dollars in thousands, except per share data)* | | |
| **Interest Income:** | | | |
| Loans, including fees | **$87,316** | $86,909 | $ 96,398 |
| Investment securities | **7,790** | 10,511 | 7,441 |
| Federal funds sold and bank deposits | **178** | 163 | 215 |
| Total interest income | **95,284** | 97,583 | 104,054 |
| **Interest Expense:** | | | |
| Deposits | **23,445** | 38,621 | 48,722 |
| Short-term borrowings | **1,021** | 616 | 2,065 |
| Subordinated debt | **4,502** | 4,650 | 5,284 |
| Other long-term debt | **1,595** | 2,121 | 1,565 |
| Total interest expense | **30,563** | 46,009 | 57,636 |
| **Net Interest Income** | **64,721** | 51,574 | 46,418 |
| Provision for loan losses | **17,125** | 28,800 | 36,550 |
| **Net Interest Income After Provision for Loan Losses** | **47,596** | 22,774 | 9,868 |
| **Noninterest Income:** | | | |
| Service charges on deposit accounts | **4,284** | 4,413 | 4,757 |
| Other fees and charges | **2,155** | 2,005 | 1,944 |
| Mortgage banking activities | **24,478** | 14,961 | 340 |
| Indirect lending activities | **4,485** | 4,229 | 5,227 |
| SBA lending activities | **2,435** | 1,099 | 1,250 |
| Bank owned life insurance | **1,316** | 1,280 | 1,278 |
| Securities gains | **2,291** | 5,308 | 1,306 |
| Other | **1,465** | 683 | 1,534 |
| Total noninterest income | **42,909** | 33,978 | 17,636 |
| **Noninterest Expense:** | | | |
| Salaries and employee benefits | **42,573** | 33,261 | 25,827 |
| Furniture and equipment | **2,721** | 2,721 | 2,949 |
| Net occupancy | **4,480** | 4,421 | 4,137 |
| Communication | **1,878** | 1,617 | 1,654 |
| Professional and other services | **4,790** | 4,916 | 3,823 |
| Other real estate expense | **6,995** | 6,859 | 3,399 |
| FDIC insurance premiums | **3,534** | 3,666 | 1,025 |
| Other | **9,002** | 7,101 | 6,025 |
| Total noninterest expense | **75,973** | 64,562 | 48,839 |
| Income (loss) before income tax expense (benefit) | **14,532** | (7,810) | (21,335) |
| Income tax expense (benefit) | **4,399** | (3,955) | (9,099) |
| **Net income (loss)** | **10,133** | (3,855) | (12,236) |
| **Preferred stock dividends and accretion of discount** | **3,293** | 3,293 | 106 |
| **Net income (loss) available to common equity** | **$ 6,840** | $ (7,148) | $ (12,342) |
| **Earnings (loss) per share:** | | | |
| **Basic earnings (loss) per share** | **$ 0.64** | $ (0.70) | $ (1.25) |
| **Diluted earnings (loss) per share** | **$ 0.57** | $ (0.70) | $ (1.25) |
| **Weighted average shares outstanding – Basic** | **10,667,003** | 10,204,168 | 9,913,046 |
| **Weighted average shares outstanding – Fully Diluted** | **12,005,189** | 10,204,168 | 9,913,046 |

*See accompanying notes to consolidated financial statements.*

# FIDELITY SOUTHERN CORPORATION AND SUBSIDIARIES
# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Preferred Stock | | Common Stock | | Accumulated Other Comprehensive Income (Loss) | Retained | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Net of Tax | Earnings | Total |
| | | | | (In thousands) | | | |
| **Balance December 31, 2007** | – | $ – | 9,369 | $46,164 | $ (804) | $ 54,603 | $ 99,963 |
| Comprehensive income: | | | | | | | |
| Net loss | – | – | – | – | – | (12,236) | (12,236) |
| Other comprehensive income, net of tax | – | – | – | – | 2,137 | – | 2,137 |
| Comprehensive loss | – | – | – | – | – | – | (10,099) |
| EITF 06-04 Cumulative effect adjustment | – | – | – | – | – | (594) | (594) |
| Common stock issued and share-based compensation under: | | | | | | | |
| Employee benefit plans | – | – | 109 | 701 | – | – | 701 |
| Dividend reinvestment plan | – | – | 85 | 297 | – | – | 297 |
| Issuance of Preferred Stock | 48 | 43,787 | – | – | – | – | 43,787 |
| Accretion of discount on preferred stock | – | 26 | – | – | – | (26) | – |
| Issuance of common stock warrants | – | – | – | 4,413 | – | – | 4,413 |
| Preferred stock dividend | – | – | – | – | – | (80) | (80) |
| Common dividends declared ($.19 per share) | – | – | – | – | – | (1,783) | (1,783) |
| Common stock dividend | – | – | 95 | 311 | – | (311) | – |
| Cash paid for fractional interest associated with stock dividend | – | – | – | – | – | (1) | (1) |
| **Balance December 31, 2008** | 48 | 43,813 | 9,658 | 51,886 | 1,333 | 39,572 | 136,604 |
| Comprehensive income: | | | | | | | |
| Net loss | – | – | – | – | – | (3,855) | (3,855) |
| Other comprehensive loss, net of tax | – | – | – | – | (1,397) | – | (1,397) |
| Comprehensive loss | – | – | – | – | – | – | (5,252) |
| Common stock issued and share-based compensation under: | | | | | | | |
| Employee benefit plans | – | – | 142 | 566 | – | – | 566 |
| Dividend reinvestment plan | – | – | 67 | 181 | – | – | 181 |
| Accretion of discount on preferred stock | – | 883 | – | – | – | (883) | – |
| Preferred stock dividend | – | – | – | – | – | (2,410) | (2,410) |
| Common stock dividend | – | – | 197 | 709 | – | (709) | – |
| Cash paid for fractional interest associated with stock dividend | – | – | – | – | – | (4) | (4) |
| **Balance December 31, 2009** | 48 | 44,696 | 10,064 | 53,342 | (64) | 31,711 | 129,685 |
| Comprehensive income: | | | | | | | |
| Net income | – | – | – | – | – | **10,133** | **10,133** |
| Other comprehensive income, net of tax | – | – | – | – | **522** | – | **522** |
| Comprehensive income | – | – | – | – | – | – | **10,655** |
| Common stock issued and share-based compensation under: | | | | | | | |
| Employee benefit plans | – | – | **197** | **590** | – | – | **590** |
| Dividend reinvestment plan | – | – | **304** | **2,000** | – | – | **2,000** |
| Accretion of discount on preferred stock | – | **882** | – | – | – | **(882)** | – |
| Preferred stock dividend | – | – | – | – | – | **(2,410)** | **(2,410)** |
| Common stock dividend | – | – | **211** | **1,610** | – | **(1,610)** | – |
| Cash paid for fractional interest associated with stock dividend | – | – | – | – | – | **(9)** | **(9)** |
| **Balance December 31, 2010** | **48** | **$45,578** | **10,776** | **$57,542** | **$ 458** | **$ 36,933** | **$140,511** |

*See accompanying notes to consolidated financial statements.*

## FIDELITY SOUTHERN CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2010** | 2009 | 2008 |
| | | *(In Thousands)* | |
| **Operating Activities:** | | | |
| Net income (loss) | **$ 10,133** | $ (3,855) | $ (12,236) |
| Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities: | | | |
| Provision for loan losses | **17,125** | 28,800 | 36,550 |
| Depreciation and amortization of premises and equipment | **1,810** | 1,912 | 2,141 |
| Other amortization | **1,967** | 1,051 | 368 |
| Impairment of other real estate | **4,154** | 3,869 | 2,353 |
| Share-based compensation | **183** | 231 | 169 |
| Proceeds from sale of loans | **1,261,085** | 850,477 | 142,575 |
| Proceeds from sales of other real estate | **14,157** | 17,198 | 7,634 |
| Proceeds from sale of premises and equipment | **–** | 61 | – |
| Loans originated for resale | **(1,321,963)** | (917,420) | (132,813) |
| Securities gains | **(2,291)** | (5,308) | (1,306) |
| Gains on loan sales | **(17,789)** | (8,448) | (1,947) |
| Gain on sale of other real estate | **(727)** | (68) | (197) |
| Gain on sales of premises and equipment | **–** | (56) | – |
| Net increase in cash value of bank owned life insurance | **(1,217)** | (1,190) | (1,169) |
| Net (decrease) increase in deferred income taxes | **(3,788)** | 2,560 | (8,117) |
| Changes in assets and liabilities which provided (used) cash: | | | |
| Accrued interest receivable | **(158)** | 260 | 1,275 |
| Other assets | **(245)** | (20,049) | (4,451) |
| Accrued interest payable | **(1,531)** | (2,534) | 278 |
| Other liabilities | **5,855** | 1,236 | (584) |
| Net cash (used in) provided by operating activities | **(32,750)** | (51,273) | 30,523 |
| **Investing Activities:** | | | |
| Purchases of investment securities available-for-sale | **(251,435)** | (215,730) | (44,314) |
| Purchase of investment in FHLB stock | **(90)** | (1,485) | (4,927) |
| Sales of investment securities available-for-sale | **94,676** | 156,383 | 5,417 |
| Maturities and calls of investment securities held-to-maturity | **5,225** | 5,479 | 4,289 |
| Maturities and calls of investment securities available-for-sale | **134,265** | 53,665 | 18,072 |
| Redemption of investment in FHLB stock | **315** | – | 5,310 |
| Net (increase) decrease in loans | **(148,563)** | 38,439 | (35,805) |
| Capital improvements to other real estate | **(394)** | (411) | (821) |
| Purchases of premises and equipment | **(3,228)** | (698) | (2,631) |
| Net cash (used in) provided by investing activities | **(169,229)** | 35,642 | (55,410) |
| **Financing Activities:** | | | |
| Net increase (decrease) in demand deposits, money market accounts, and savings accounts | **160,616** | 303,778 | (115,284) |
| Net (decrease) increase in time deposits | **(98,093)** | (196,735) | 153,341 |
| Proceeds from issuance of other long-term debt | **25,000** | 30,000 | 27,500 |
| Repayment of other long-term debt | **–** | (27,500) | (5,000) |
| (Decrease) increase in short-term borrowings | **(8,893)** | (13,147) | (20,937) |
| Proceeds from issuance of preferred stock | **–** | – | 48,200 |
| Proceeds from issuance of common stock | **2,407** | 515 | 828 |
| Common stock dividends paid | **(9)** | (3) | (1,783) |
| Preferred stock dividends paid | **(2,410)** | (2,182) | – |
| Net cash provided by financing activities | **78,618** | 94,726 | 86,865 |
| Net (decrease) increase in cash and cash equivalents | **(123,361)** | 79,095 | 61,978 |
| Cash and cash equivalents, beginning of year | **171,120** | 92,025 | 30,047 |
| Cash and cash equivalents, end of year | **$ 47,759** | $ 171,120 | $ 92,025 |
| **Supplemental disclosures of cash flow information:** | | | |
| Cash paid (refunded) during the year for: | | | |
| Interest | **$ 32,095** | $ 48,542 | $ 58,730 |
| Income taxes | **$ 4,431** | $ (3,552) | $ 1,394 |
| Non-cash transfers of loans to other real estate | **$ 15,935** | $ 27,305 | $ 16,725 |
| Stock dividends | **$ 1,589** | $ 709 | $ 311 |
| Loans transferred from held-for-sale | **$ 6,546** | $ 9,421 | $ 7,550 |
| Accretion of discount on preferred stock | **$ 882** | $ 883 | $ – |

*See accompanying notes to consolidated financial statements.*

## 1. Summary of Significant Accounting Policies

***Basis of Presentation***

The consolidated financial statements include the accounts of Fidelity Southern Corporation and its wholly-owned subsidiaries. Fidelity Southern Corporation ("FSC" or "Fidelity") owns 100% of Fidelity Bank (the "Bank") and LionMark Insurance Company ("LIC"), an insurance agency offering consumer credit related insurance products. FSC also owns five subsidiaries established to issue trust preferred securities, which entities are not consolidated for financial reporting purposes. FSC is a financial services company that offers traditional banking, mortgage, and investment services to its customers, who are typically individuals or small to medium sized businesses. All significant intercompany accounts and transactions have been eliminated in consolidation. The "Company", as used herein, includes FSC and its subsidiaries, unless the context otherwise requires.

The consolidated financial statements have been prepared in conformity with U. S. generally accepted accounting principles followed within the financial services industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the calculations of and the amortization of capitalized servicing rights, valuation of deferred tax accounts, the valuation of loans held-for-sale and certain derivatives, and the valuation of real estate or other assets acquired in connection with foreclosures or in satisfaction of loans. In addition, the actual lives of certain amortizable assets and income items are estimates subject to change.

The Company has five trust preferred subsidiaries which are deconsolidated for financial reporting purposes in accordance with Financial Accounting Standards Board ("FASB") ASC 810-10-05, formerly known as FASB Interpretation No. 46(R) "Consolidation of Variable Interest Entities (revised December 2003), an Interpretation of ARB No. 51". The equity investments in the subsidiaries created to issue the obligations, the obligations themselves, and related dividend income and interest expense are reported on a deconsolidated basis, with the investments reported as other assets and dividends included as other noninterest income. The obligations, including the amount related to the equity investments are reported as subordinated debt, with related interest expense reported as interest on subordinated debt. The Company principally operates in one business segment, which is community banking.

***Cash and Cash Equivalents***

Cash and cash equivalents include cash, amounts due from banks, and Federal funds sold. Generally, Federal funds are purchased and sold within one-day periods.

***Investment Securities***

In accordance with FASB ASC 320-10-15, formerly known as Statements of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies our investment securities in one of the following three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. The Company does not engage in that activity. Held-to-maturity securities are those designated as held-to-maturity when purchased, which the Company has the ability and positive intent to hold until maturity. All other debt securities not included in trading or held-to-maturity are classified as available-for-sale.

Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization of premiums or accretion of discounts. Unrealized gains and losses, net of related income taxes, on available-for-sale securities are excluded from income and are reported as a separate component of shareholders' equity. If fair value of a debt security is less than its amortized cost basis at the balance sheet date, management must determine if the security has an other than temporary impairment ("OTTI"). If management does not expect to recover the entire amortized cost basis of a security, an OTTI has occurred. If management's intention is to sell the security, an OTTI has occurred. If it is more likely than not that management will be required to sell a security before the recovery of the amortized cost basis, an OTTI has occurred. The Company will recognize the full OTTI in earnings if it intends to sell a security or will more likely than not be required to sell the security. Otherwise an OTTI will be separated into the amount representing a credit loss and the amount related to all other factors. The amount of an OTTI related to credit losses will be recognized in earnings. The amount related to other factors will be recognized in other comprehensive income, net of taxes.

Purchase premiums and discounts are amortized or accreted over the life of the related investment securities as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities sold are included in income on a trade date basis and are derived using the specific identification method for determining the cost of securities sold.

***Loans and Interest Income***

Loans are reported at principal amounts outstanding net of deferred fees and costs. Interest income is recognized using the effective interest method on the principal amounts outstanding. Rate related loan fee income is included in interest income. Loan origination and commitment fees as well as certain direct origination costs are deferred and the net amount is amortized as an adjustment of the yield over the contractual lives of the related loans, taking into consideration assumed prepayments.

For commercial, construction, Small Business Administration ("SBA") and real estate loans, the accrual of interest is discontinued and the loan categorized as nonaccrual when, in management's opinion, due to deterioration in the financial position of the borrower, the full repayment of principal and interest is not expected or principal or interest has been in default for a period of 90 days or more, unless the obligation is both well secured and in the process of collection within 30 days. Commercial, construction, SBA and real estate secured loans may be returned to accrual status when management expects to collect all principal and interest and the loan has been brought fully current. Consumer loans are placed on nonaccrual upon becoming 90 days past due or sooner if, in the opinion of management, the full repayment of principal and interest is not expected. Any payment received on a loan on which the accrual of interest has been suspended is applied to reduce principal.

When a loan is placed on nonaccrual, interest accrued during the current accounting period is reversed. Interest accrued in prior periods, if significant, is charged off against the allowance and adjustments to principal made if the collateral related to the loan is deficient.

Impaired loans are evaluated based on the present value of expected future cash flows discounted at the loan's original effective interest rate, or at the loan's observable market price, or the fair value of the collateral, if the loan is collateral dependent. Impaired loans are specifically reviewed loans for which it is probable that the Bank will be unable to collect all amounts due according to the terms of the loan agreement. A specific valuation allowance is required to the extent that the estimated value of an impaired loan is less than the recorded investment. FASB ASC 310-10-35, formerly known as SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," does not apply to large groups of smaller balance, homogeneous loans, such as consumer installment loans, and which are collectively evaluated for impairment. Smaller balance commercial loans are also excluded from the application of the statement. Interest on impaired loans is reported on the cash basis as received when the full recovery of principal and interest is anticipated, or after full principal and interest has been recovered when collection of interest is in question.

***Allowance for Loan Losses***

The allowance for loan losses is established and maintained through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio, including loan portfolio concentrations, current economic conditions, past loan loss experience, adequacy of underlying collateral, and such other factors which, in management's judgment, deserve consideration in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

A formal review of the allowance for loan losses is prepared at least monthly to assess the probable credit risk inherent in the loan portfolio, including concentrations, and to determine the adequacy of the allowance for loan losses. For purposes of the monthly management review, the consumer loan portfolio is separated by loan type and each loan type is treated as a homogeneous pool. In accordance with the Interagency Policy Statement on the Allowance for Loan and Lease Losses, the level of allowance required for each loan type is determined based upon historical charge-off experience, current economic trends and other current factors. Additionally, every commercial, commercial real estate, SBA, and construction loan is assigned a risk rating using established credit policy guidelines. Every nonperforming commercial, commercial real estate, SBA, and construction loan 90 days or more past due and with outstanding balances exceeding $50,000, as well as certain other performing loans with greater than normal credit risks as determined by management and the Credit Review Department ("Credit Review"), are reviewed monthly by Credit Review to determine the level of allowance required to be specifically allocated to these loans. Management reviews its allocation of the allowance for loan losses versus the actual performance of each of the portfolios and adjusts allocation rates to reflect the recent performance of the portfolio, as well as current underwriting standards and other current factors which might impact the estimated losses in the portfolio.

In determining the appropriate level for the allowance, management ensures that the overall allowance appropriately reflects a margin for the imprecision inherent in most estimates of the range of probable credit losses. This additional allowance may be reflected in an unallocated portion of the allowance. Based on management's evaluation of the allowance for loan losses, a provision for loan losses is charged to operations if additions to the allowance are required.

Management believes that the allowance for loan losses is adequate and appropriate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions or other factors and the additions may be significant. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Additionally, contractually outstanding and undisbursed loan commitments and letters of credit have a loss factor applied similar to the outstanding balances of loan portfolios. Additions to the reserve for outstanding loan commitments are not included in the allowance for loan losses but, instead, are included in other liabilities, and are reported as other operating expenses and not included in the provision for loan losses.

A substantial portion of the Bank's loans is secured by real estate located in the metropolitan Atlanta, Georgia, area. In addition, most of the Bank's other real estate and most consumer loans are located in this same market area. Accordingly, the ultimate collectability of a substantial portion of the loan portfolio and the recovery of a substantial portion of the carrying amount of other real estate are susceptible to changes in market conditions in this market area.

***Loans Held-For-Sale***

Loans held-for-sale include the majority of originated residential mortgage loans, certain SBA loans, and a pool of indirect automobile loans at December 31, 2010 and 2009. The Company has the ability and intent to sell loans classified as held-for-sale and the SBA and indirect automobile loans held-for-sale are recorded at the lower of cost or market on an aggregate basis. Any loans initially determined to be held-for-sale and later transferred to the held for investment portfolio are transferred at the lower of cost or market. We have elected to account for newly originated residential mortgage loans held-for-sale under FASB accounting standards codification 825-10-25 which was previously known as Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." For residential mortgage loans, fair value is determined by outstanding commitments from investors for committed loans and on the basis of current delivery prices in the secondary mortgage market for uncommitted loans, if any. Adjustments to reflect unrealized gains and losses resulting from changes in fair value of residential mortgage loans held-for-sale and realized gains and losses upon ultimate sale of the loans are classified as noninterest income in the Consolidated Statements of Income. For SBA loans, fair value is determined primarily based on loan performance and available market information. For indirect automobile loans, the fair value is determined based on evaluating the estimated market value of the pool being accumulated for sale based on available market information.

There are certain regulatory capital requirements that must be met in order to qualify to originate residential mortgage loans and these capital requirements are monitored to assure compliance. The Company was in compliance with these requirements at December 31, 2010.

Origination fees and costs for SBA and indirect automobile loans held-for-sale recorded at the lower of cost or fair value are capitalized in the basis of the loan and are included in the calculation of realized gains and losses upon sale. Origination fees and costs are recognized in earnings at the time of origination for newly-originated residential mortgage loans held-for-sale that are recorded at fair value.

Gains and losses on sales of loans are recognized at the settlement date. Gains and losses are determined as the difference between the net sales proceeds, including the estimated value associated with servicing assets or liabilities, and the net carrying value of the loans sold.

***Capitalized Servicing Assets and Liabilities***

The majority of the indirect automobile loan pools and certain SBA and residential mortgage loans are sold with servicing retained. When the contractually specific servicing fees on loans sold servicing retained are expected to be more than adequate compensation to a servicer for performing the servicing, a capitalized servicing asset is recognized based on fair value. When the expected costs to a servicer for performing loan servicing are not expected to adequately compensate a servicer, a capitalized servicing liability is recognized based on fair value. Servicing assets and servicing liabilities are amortized over the expected lives of the serviced loans utilizing the interest method. Management makes certain estimates and assumptions related to costs to service varying types of loans and pools of loans, prepayment speeds, the projected lives of loans and pools of loans sold servicing retained, and discount factors used in calculating the present values of servicing fees projected to be received.

No less frequently than quarterly, management reviews the status of all loans and pools of servicing assets to determine if there is any impairment to those assets due to such factors as earlier than estimated repayments or significant prepayments. Any impairment identified in these assets will result in reductions in their carrying values through a valuation allowance and a corresponding increase in operating expenses.

***Premises and Equipment***

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over an estimated useful life of 20 to 39 years for buildings and three to 15 years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the lease term or estimated useful life, whichever is shorter.

***Other Real Estate***

Other real estate represents property acquired through foreclosure or deed in lieu of foreclosure in satisfaction of loans. Other real estate is carried at the lower of cost or fair value less estimated selling costs. Costs to complete houses foreclosed during construction are capitalized. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources and may include an undivided interest in the fair value of other repossessed assets. Any excess of the loan balance at the time of foreclosure or acceptance in satisfaction of loans over the fair value less selling costs of the real estate held as collateral is treated as a loan loss and charged against the allowance for loan losses. On a monthly basis, management reviews appraisals to determine if the current market value has changed since the effective date of the appraisal and adjust the value through other expense as necessary. Generally a new appraisal is received at least annually. Gain or loss on sale and any subsequent adjustments to reflect changes in fair value and selling costs are recorded as a component of income. Based on appraisals, environmental tests, and other evaluations as necessary, superior liens, if any, may be serviced or satisfied and repair or capitalizable expenditures may be incurred in an effort to maximize recoveries.

***Income Taxes***

The Company files a consolidated Federal income tax return. Taxes are accounted for in accordance with FASB ASC 740-10-05, formerly known as SFAS No. 109, "Accounting for Income Taxes". Under the liability method of FASB ASC 740-10-05, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, is used in the consideration to determine whether, based on the weight of that evidence, a valuation allowance is required. The weight given to the potential effect of negative and positive evidence will be commensurate with the extent to which it can be objectively verified. In accordance with FIN 48, as codified in ASC 740-10-05, the Company only recognizes a benefit if it determines the tax position would more likely than not be sustained in an examination.

***Earnings Per Common Share***

Earnings per share are presented in accordance with requirements of FASB ASC 260-10-05, formerly known as SFAS No. 128, "Earnings Per Share." Any difference between basic earnings per share and diluted earnings per share is a result of the dilutive effect of stock options and warrants.

***Share-based Compensation***

The Company accounts for share-based compensation under the fair value recognition provisions of FASB ASC 718-10-10, formerly known as SFAS No. 123(R), "Share-Based Payment" whereby the fair value of the award at the grant date is expensed over the award's vesting period.

***Fair Value***

The Company measures or monitors certain of its assets and liabilities on a fair value basis. Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value, which are in accordance with FASB ASC 820-10-35, formerly known as SFAS No. 157 and FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active," when applicable.

The Company applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments or future contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to market observable data for similar assets and liabilities. Nevertheless, certain assets and liabilities are not actively traded in observable markets and the Company must use alternative valuation techniques to derive a fair value measurement.

***Recent Accounting Pronouncements***

On April 9, 2009, the FASB issued FSP No. 115-2 and FSP No. 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" which updated ASC 320-10-65. This statement incorporated the other-than-temporary impairment guidance from SEC Staff Accounting Bulletin ("SAB") Topic 5M, "Other-Than-Temporary Impairment of Certain Investments in Debt and Equity Securities" and expanded it to address the unique features of debt securities and clarified the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired. The issuance was effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the guidance on April 1, 2009. There was no material impact on the Company's financial condition and statement of operations as a result of the adoption of this guidance.

On April 9, 2009, the FASB issued FSP No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" which updated ASC 820-10-65. This statement provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and emphasizes that even if there has been a significant decrease in volume, the objective of a fair value measurement remains the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The issuance was effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the guidance on April 1, 2009. There was no material impact on the Company's financial condition and statement of operations as a result of the adoption of this guidance.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" which updated ASC 855-10-05. This statement provided authoritative guidance on the period after the balance sheet date during which management shall evaluate subsequent events, the circumstances under which subsequent events should be recognized in the financial statements, and the associated required disclosures. The Company adopted the guidance on April 1, 2009. This statement will only affect the Company's financial statements if an event occurs subsequent to the balance sheet date that would require adjustment to the financial statements or associated required disclosures. The Company evaluates subsequent events and transactions through the date the financial statements are filed.

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets" codified in ASU 2009-16 which amended the guidance in ASC 860 to improve the relevance, representational faithfulness, and comparability of the information provided about a transfer of financial assets; the effects of a transfer on financial position, financial performance and cash flows; and a transferor's continuing involvement in the transferred financial assets. The guidance was effective for annual reporting periods beginning after November 15, 2009. The Company adopted the guidance on January 1, 2010. There was no material impact on the Company's financial condition and statement of operations as a result of the adoption of this guidance.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46 (R)" codified in ASU 2009-17 which amended ASC 810-10 to improve financial reporting by companies with variable interest entities. The guidance addressed the effects of the elimination of the qualifying special-purpose entity ("QSPE") and the application of certain key provisions of

Interpretation 46 (R). The guidance was effective for annual reporting periods beginning after November 15, 2009. The Company adopted the guidance on January 1, 2010. There was no material impact on the Company's financial condition and statement of operations as a result of the adoption of this guidance.

In January 2010, the FASB issued ASU 2010-06, an update to ASC 820-10, "Fair Value Measurements". This update adds a new requirement to disclose transfers in and out of level 1 and level 2, along with the reasons for the transfers, and requires a gross presentation of purchases and sales of level 3 activities. Additionally, the update clarifies that entities provide fair value measurement disclosures for each class of assets and liabilities and that entities provide enhanced disclosures around level 2 valuation techniques and inputs. The Company adopted the disclosure requirements for level 1 and level 2 transfers and the expanded fair value measurement and valuation disclosures effective January 1, 2010. The disclosure requirements for level 3 activities are effective on January 1, 2011. The adoption of the disclosure requirements for level 1 and level 2 transfers and the expanded qualitative disclosures, had no impact on the Company's financial position and statement of operations. The Company does not expect the adoption of the level 3 disclosure requirements to have an impact on its financial position and statement of operations.

In February 2010, the FASB issued ASU No. 2010-09 an update to "Subsequent Events (Topic 855)" to clarify that an SEC filer must evaluate subsequent events through the date the financial statements are issued. The update removes the requirement for SEC filers to disclose the date through which subsequent events were evaluated. ASU No. 2010-09 was effective upon issuance and was adopted by the Company immediately. This ASU did not have a material impact on the Company's financial condition and statements of operations.

In April 2010, the FASB issued ASU No. 2010-18 "Effect of a Loan Modification When the Loan is Part of a Pool That is Accounted for as a Single Asset" which clarifies that modifications of loans that are accounted for within a pool under Subtopic 310-30, which provides guidance on accounting for acquired loans that have evidence of credit deterioration upon acquisition, do not result in the removal of those loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. This ASU is effective for modifications of loans accounted for within pools occurring in the first interim period ending after July 15, 2010. The Company adopted this guidance on October 1, 2010. This ASU did not have a material impact on the Company's financial condition and statements of operations.

In July 2010, the FASB issued ASU No. 2010-20 "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" which amends Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosure requirements are included in Note 4. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. ASU No. 2011-01 issued in January 2011 temporarily delayed the effective date for the disclosures for troubled debt restructurings to allow the FASB to complete its deliberations. The Company does not expect the adoption of this ASU to have a material impact on its financial position and statement of operations and will include the required disclosures in its annual report.

**2. Regulatory Matters**

The Board of Governors of the Federal Reserve System (the "FRB") is the primary regulator of FSC, a bank holding company. The Bank is a state chartered commercial bank subject to Federal and state statutes applicable to banks chartered under the banking laws of the State of Georgia and to banks whose deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC"), the Bank's primary Federal regulator. The Bank is a wholly-owned subsidiary of FSC. The FRB, the FDIC, and the Georgia Department of Banking and Finance (the "GDBF") have established capital adequacy requirements as a function of their oversight of bank holding companies and state chartered banks. Each bank holding company and each bank must maintain certain minimum capital ratios.

The Bank's primary Federal regulator is the FDIC and the GDBF is its state regulator. The FDIC and the GDBF examine and evaluate the financial condition, operations, and policies and procedures of state chartered commercial banks, such as the Bank, as part of their legally prescribed oversight responsibilities. Additional supervisory powers and regulations mandated by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") include a "prompt corrective action" program based upon five regulatory categories for banks in which all banks are placed, largely based on their capital positions. Regulators are permitted to take increasingly harsh action as a bank's financial condition declines. Regulators are also empowered to place in receivership or require the sale of a bank to another institution when a bank's capital leverage ratio reaches 2%. Better capitalized institutions are subject to less onerous regulation and supervision than banks with lesser amounts of capital.

To implement the prompt corrective action provisions of FDICIA, the FDIC has adopted regulations placing financial institutions in the following five categories based upon capitalization ratios: (i) a "well capitalized" institution has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based ratio of at least 6% and a leverage ratio of at least 5% and is not subject to an enforcement action requiring it to maintain a specific level of capital; (ii) an "adequately capitalized" institution has a total risk-based ratio of at least 8%, a Tier 1 risk-based ratio of at least 4% and a leverage ratio of at least 4% (or 3% if it received a CAMELS composite rating of 1 and is not experiencing significant growth); (iii) an "undercapitalized" institution has a total risk-based ratio of under 8%, a Tier 1 risk-based ratio of under 4% or a leverage ratio of under 4% ( or 3% in certain circumstances); (iv) a "significantly undercapitalized" institution has a total risk-based ratio of under 6%, a Tier 1 risk-based ratio of under 3% or leverage ratio of under 3%; and (v) a "critically undercapitalized" institution has a leverage ratio of 2% or less. Institutions in any of the three undercapitalized categories are prohibited from declaring dividends or making capital distributions. The regulations also establish procedures for "downgrading" an institution to a lower capital category based on supervisory factors other than capital.

Capital leverage ratio standards require a minimum ratio of Tier 1 capital to adjusted total assets ("leverage ratio") for the Bank of 4.0%. Institutions experiencing or anticipating significant growth or those with other than minimum risk profiles may be expected to maintain capital above the minimum levels.

In 2010, FSC and the Bank operated under memoranda of understanding ("MOU") with the FRB, the GDBF and the FDIC. On February 22, 2011, the Bank was notified that the FDIC and the GDBF terminated the MOU relating to the Bank. The MOU, issued by the FRB and the GDBF relating to FSC remains effective at this time (the "FSC MOU"). The FSC MOU requires that FSC submit quarterly reports to its regulators providing FSC parent-only financial statements and written confirmation of compliance with the FSC MOU. Prior to declaring or paying any cash dividends, purchasing or redeeming any treasury stock, or incurring any additional debt, FSC must obtain the prior written consent of its regulators.

The following table sets forth the capital requirements for the Bank under FDIC regulations and the Bank's capital ratios at December 31, 2010 and 2009:

| | **FDIC Regulations** | | **December 31,** | |
|---|---|---|---|---|
| **Capital Ratios:** | **Adequately Capitalized** | **Well Capitalized** | **2010** | **2009** |
| Leverage | 4.00% | 5.00% | **9.49%** | 9.27% |
| Risk-Based Capital: | | | | |
| Tier 1 | 4.00 | 6.00 | **11.02** | 11.55 |
| Total | 8.00 | 10.00 | **12.89** | 13.48 |

The FRB, as the primary regulator of FSC, has established capital requirements as a function of its oversight of bank holding companies.

The following table depicts FSC's capital ratios at December 31, 2010 and 2009, in relation to the minimum capital ratios established by the regulations of the FRB:

| | **December 31, 2010** | | **December 31, 2009** | |
|---|---|---|---|---|
| | **Amount** | **Percent** | **Amount** | **Percent** |
| | *(Dollars in thousands)* | | | |
| Tier 1 Capital: | | | | |
| Actual | **$178,376** | **10.87%** | $169,346 | 11.25% |
| Minimum | **65,625** | **4.00** | 60,229 | 4.00 |
| Excess | **$112,751** | **6.87%** | $109,117 | 7.25% |
| Total Risk-Based Capital: | | | | |
| Actual | **$217,796** | **13.28%** | $210,559 | 13.98% |
| Minimum | **131,249** | **8.00** | 120,458 | 8.00 |
| Excess | **$ 86,547** | **5.28%** | $ 90,101 | 5.98% |
| Tier 1 Capital Leverage Ratio: | | | | |
| Actual | | **9.36%** | | 9.03% |
| Minimum | | **4.00** | | 4.00 |
| Excess | | **5.36%** | | 5.03% |

On March 1, 2005, the FRB announced the adoption of a rule entitled "Risk Based Capital Standards: Trust Preferred Securities and the Definition of Capital" ("Rule") regarding risk-based capital standards for bank holding companies ("BHCs") such as FSC. The Rule provides for a five-year transition period, with an effective date of March 31, 2011, but requires BHCs not meeting the standards of the Rule to consult with the FRB and develop a plan to comply with the standards by the effective date.

The Rule defines the restricted core capital elements, including trust preferred securities, which may be included in Tier 1 capital, subject to an aggregate 25% of Tier 1 capital net of goodwill limitation. Excess restricted core capital elements may be included in Tier 2 capital, with trust preferred securities and certain other restricted core capital elements subject to a 50% of Tier 1 capital limitation. The Rule requires that trust preferred securities be excluded from Tier 1 capital within five years of the maturity of the underlying junior subordinated notes issued and be excluded from Tier 2 capital within five years of that maturity at 20% per year for each year during the five-year period to the maturity. The Company's first junior subordinated note matures in March 2030.

The Company's only restricted core capital elements consist of $65.5 million in trust preferred securities issues and $1.3 million in other identifiable intangibles; therefore, the Rule has a minimal impact on our capital ratios, financial condition, or operating results. The trust preferred securities are eligible for our regulatory Tier 1 capital, with a limit of 25% of the sum of all core capital elements. All amounts exceeding the 25% limit are includable in our regulatory Tier 2 capital.

**3. Investment Securities**

Investment securities at December 31, 2010 and 2009, are summarized as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Other Than Temporary Impairment | Fair Value |
|---|---|---|---|---|---|
| | | *(In thousands)* | | | |
| Securities available-for-sale at December 31, 2010: | | | | | |
| Obligations of U.S. Government corporations and agencies | **$ 26,135** | **$ 201** | **$ –** | **$ –** | **$ 26,336** |
| Municipal securities | **11,705** | **20** | **(395)** | **–** | **11,330** |
| Residential mortgage backed securities-agency | **122,900** | **1,557** | **(645)** | **–** | **123,812** |
| Total | **$160,740** | **$1,778** | **$(1,040)** | **$ –** | **$161,478** |
| Securities held-to-maturity at December 31, 2010: | | | | | |
| Residential mortgage backed securities-agency | **$ 14,110** | **$ 816** | **$ –** | **$ –** | **$ 14,926** |
| Securities available-for-sale at December 31, 2009: | | | | | |
| Obligations of U.S. Government corporations and agencies | $ 63,674 | $ – | $ (555) | $ – | $ 63,119 |
| Municipal securities | 11,706 | 20 | (319) | – | 11,407 |
| Residential mortgage backed securities-agency | 61,640 | 923 | (172) | – | 62,391 |
| Total | $137,020 | $ 943 | $(1,046) | $ – | $136,917 |
| Securities held-to-maturity at December 31, 2009: | | | | | |
| Residential mortgage backed securities-agency | $ 19,326 | $ 616 | $ – | $ – | $ 19,942 |

The following table depicts the maturity distribution of investment securities and average yields as of December 31, 2010 and 2009. All amounts are categorized by their expected repricing date. The expected maturities may differ from the contractual maturities of mortgage backed securities because the mortgage holder of the underlying mortgage loans has the right to prepay their mortgage loans without prepayment penalties. The expected maturities may differ from the contractual maturities of callable agencies and municipal securities because the issuer has the right to redeem the callable security at predetermined prices at specified times prior to maturity.

| | December 31, 2010 | | | December 31, 2009 | | |
|---|---|---|---|---|---|---|
| | Amortized Cost | Fair Value | Average Yield(1) | Amortized Cost | Fair Value | Average Yield(1) |
| | *(Dollars in thousands)* | | | | | |
| **Available-for-Sale:** | | | | | | |
| U.S. Treasury securities and obligations of U.S. Government corporations and agencies: | | | | | | |
| Due in less than one year | **$ 10,000** | **$ 10,039** | **1.80%** | $ 28,674 | $ 28,351 | 3.30% |
| Due after one year through five years | **16,135** | **16,297** | **2.32** | 35,000 | 34,768 | 4.03 |
| Municipal securities(2) | | | | | | |
| Due after one year through five years | **5,592** | **5,482** | **6.01** | 3,816 | 3,765 | 5.97 |
| Due five years through ten years | **6,113** | **5,848** | **6.16** | 6,144 | 6,090 | 6.14 |
| Due after ten years | **–** | **–** | **–** | 1,746 | 1,552 | 6.12 |
| Mortgage backed securities-agency | | | | | | |
| Due after one year through five years | **118,958** | **119,962** | **3.44** | 32,452 | 33,247 | 4.69 |
| Due five years through ten years | **3,942** | **3,850** | **3.83** | 29,188 | 29,144 | 4.64 |
| | **$160,740** | **$161,478** | | $137,020 | $136,917 | |
| **Held-to-Maturity:** | | | | | | |
| Mortgage backed securities-agency | | | | | | |
| Due in less than one year | **$ 1,770** | **$ 1,785** | **4.09%** | $ – | $ – | –% |
| Due after one year through five years | **12,340** | **13,141** | **4.97** | 19,326 | 19,942 | 4.91 |
| | **$ 14,110** | **$ 14,926** | | $ 19,326 | $ 19,942 | |

*(1) Weighted average yields are calculated on the basis of the carrying value of the security.*
*(2) Interest income includes the effects of taxable equivalent adjustments of $242,000 in 2010 and $288,000 in 2009.*

There were 15 securities called during 2010 for a total of $115.7 million. In 2009, one security was called for a total of $5.0 million. 16 securities available-for-sale totaling $98.3 million were sold during the year ended December 31, 2010. Proceeds received were $100.6 million for a gross gain of $2.3 million. 33 securities available-for-sale totaling $151.1 million were sold during the year ended December 31, 2009. Proceeds received were $156.4 million for a gross gain of $5.3 million. There were no investments held in trading accounts during 2010 and 2009.

The following table reflects the gross unrealized losses and fair values of investment securities with unrealized losses at December 31, 2010 and 2009, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss and temporarily impaired position:

| | 12 Months or Less | | More Than 12 Months | |
|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| | *(In thousands)* | | | |
| Available-for-Sale at December 31, 2010: | | | | |
| Obligations of U.S. Government corporations and agencies | **$ –** | **$ –** | **$ –** | **$ –** |
| Municipal securities | **9,491** | **280** | **929** | **115** |
| Residential Mortgage backed securities-agency | **52,983** | **645** | **–** | **–** |
| Total | **$62,474** | **$925** | **$ 929** | **$115** |
| Held-to-Maturity at December 31, 2010: | | | | |
| Residential Mortgage backed securities-agency | **$ –** | **$ –** | **$ –** | **$ –** |
| Available-for-Sale at December 31, 2009: | | | | |
| Obligations of U.S. Government corporations and agencies | $53,119 | $555 | $ – | $ – |
| Municipal securities | 5,690 | 70 | 2,363 | 249 |
| Residential Mortgage backed securities-agency | 22,445 | 172 | – | – |
| Total | $81,254 | $797 | $2,363 | $249 |
| Held-to-Maturity at December 31, 2009: | | | | |
| Residential Mortgage backed securities-agency | $ – | $ – | $ – | $ – |

If fair value of a debt security is less than its amortized cost basis at the balance sheet date, management must determine if the security has an other than temporary impairment ("OTTI"). If management does not expect to recover the entire amortized cost basis of a security, an OTTI has occurred. If management's intention is to sell the security, an OTTI has occurred. If it is more likely than not that management will be required to sell a security before the recovery of the amortized cost basis, an OTTI has occurred. The Company will recognize the full OTTI in earnings if it intends to sell a security or will more likely than not be required to sell the security. Otherwise an OTTI will be separated into the amount representing a credit loss and the amount related to all other factors. The amount of an OTTI related to credit losses will be recognized in earnings. The amount related to other factors will be recognized in other comprehensive income, net of taxes.

Certain individual investment securities were in a continuous unrealized loss position at December 31, 2010 and 2009, for 31 months and 22 months, respectively. However, all these investment securities at December 31, 2010, were municipal securities and although under pressure from the recent recession, the unrealized loss positions resulted not from credit quality issues, but from market interest rate increases over the interest rates prevalent at the time the securities were purchased, and are considered temporary. At December 31, 2010, the Company had unrealized losses of $1.0 million related to 22 individual municipal securities and agency residential mortgage backed securities. In determining other-than-temporary losses on municipal securities, management primarily considers the credit rating of the municipality itself as the primary source of repayment and secondarily the financial viability of the insurer of the obligation.

Also, as of December 31, 2010, management does not intend to sell the temporarily impaired securities and it is not more likely than not that the Company will be required to sell the investments before recovery of the amortized cost basis. Accordingly, as of December 31, 2010, management believes the impairments detailed in the table above are temporary and no impairment loss has been recognized in the Company's Consolidated Statements of Income.

Investment securities with a carrying value aggregating $126.4 million and $127.4 million at December 31, 2010 and 2009, respectively, were pledged as collateral as shown in the table below:

| | December 31, | |
|---|---|---|
| | **2010** | **2009** |
| | *(In thousands)* | |
| Public deposits | **$ 83,699** | $ 75,599 |
| Securities sold under repurchase agreements | **21,075** | 21,312 |
| Short-term and long-term borrowings | **–** | 9,971 |
| FHLB advances | **20,149** | 18,729 |
| Other purposes | **1,444** | 1,825 |
| Total | **$126,367** | $127,436 |

## 4. Loans

Loans outstanding, by class, are summarized as follows, net of deferred loan fees and expenses of $1.1 million and $314,000 at December 31, 2010 and 2009, respectively:

| | December 31, | |
|---|---|---|
| | **2010** | **2009** |
| | *(In thousands)* | |
| Commercial and industrial: | | |
| Commercial | **$ 87,606** | $ 102,454 |
| Tax free loans | **5,151** | 5,350 |
| Other commercial | **9,725** | 11,150 |
| Real estate-mortgage-commercial | **351,548** | 287,354 |
| Real estate-construction | **116,755** | 154,785 |
| Real estate-mortgage-residential: | | |
| 1-4 family | **68,666** | 62,655 |
| HELOCS and second liens | **66,768** | 64,426 |
| Multi-family | **3,820** | 3,903 |
| Consumer installment loans | **693,333** | 597,782 |
| Total loans | **1,403,372** | 1,289,859 |
| Less: Allowance for loan losses | **(28,082)** | (30,072) |
| Loans, net of allowance | **$1,375,290** | $1,259,787 |

Loans held-for-sale at December 31, 2010 and 2009, totaled $209.9 million and $131.2 million, respectively, and are shown in the table below:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| | *(In thousands)* | |
| SBA loans | **$ 24,869** | $ 20,362 |
| Real estate – mortgage – residential | **155,029** | 80,869 |
| Consumer installment loans | **30,000** | 30,000 |
| Total | **$209,898** | $131,231 |

The Bank was servicing for others 16,037 and 18,076 indirect automobile loans on December 31, 2010 and 2009, respectively, totaling $172 million and $201 million, respectively. The Bank was also servicing 172 SBA loan sales or participations totaling $105 million at December 31, 2010, and 137 SBA loan sales or participations totaling $79 million at December 31, 2009. The Bank was also servicing 2,349 residential mortgage loans for a total of $523 million at December 31, 2010, compared to 377 serviced for $88 million at December 31, 2009.

The following loans were pledged to the FHLB of Atlanta as collateral for borrowings:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| | *(In thousands)* | |
| Commercial real estate loans | **$ 85,991** | $ 63,190 |
| Home equity lines of credit | **51,745** | 55,043 |
| Residential 1-4 family first mortgage loans | **29,493** | 30,931 |
| Multi-family first mortgage loans | **1,097** | 1,181 |
| Total | **$168,326** | $150,345 |

Approximately $316 million and $302 million in indirect automobile loans were pledged to the Federal Reserve Bank of Atlanta at December 31, 2010 and 2009, respectively, as collateral for potential Discount Window contingent borrowings.

Loans in nonaccrual status totaled approximately $77 million, $70 million, and $98 million at December 31, 2010, 2009, and 2008, respectively. The average recorded investment in impaired loans during 2010, 2009, and 2008 was approximately $87 million, $113 million, and $68 million, respectively. If such impaired loans had been on a full accrual basis, interest income on these loans would have been approximately $5.2 million, $6.8 million, and $4.4 million, in 2010, 2009, and 2008, respectively.

Year end nonaccrual loans, segregated by class of loans, were as follows:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| | *(In thousands)* | |
| Commercial and industrial: | | |
| Commercial | **$ 324** | $ 460 |
| Tax free | – | – |
| Other commercial | – | – |
| Real estate mortgage – commercial | **13,589** | 7,116 |
| Real estate mortgage – construction | **48,650** | 52,432 |
| Real estate mortgage – residential: | | |
| 1-4 family | **10,177** | 6,386 |
| HELOCs and second liens | **784** | 971 |
| Multi-family | – | – |
| Consumer installment | **3,021** | 2,378 |
| Total | **$76,545**[(1)] | $69,743 |

(1) Approximately $56 million in loan balances were past due 90 days or more.

Loans totaling approximately $16 million and $27 million were transferred to other real estate in 2010, and 2009, respectively.

Loans delinquent 30-89 days and troubled debt restructured and accruing interest, segregated by class of loans at December 31, 2010 and 2009, were as follows:

| | December 31, 2010 | | December 31, 2009 | |
|---|---|---|---|---|
| | Accruing Loans Delinquent 30-89 Days | Troubled Debt Restructured Accruing Interest | Accruing Loans Delinquent 30-89 Days | Troubled Debt Restructured Accruing Interest |
| | *(In thousands)* | | | |
| Commercial and industrial: | | | | |
| Commercial | $ 384 | $ – | $ 101 | $ – |
| Tax free | – | – | – | – |
| Other commercial | – | – | – | – |
| Real estate mortgage – commercial | 1,407 | 3,152 | 6,684 | – |
| Real estate mortgage – construction | 314 | 5,318 | 590 | 3,268 |
| Real estate mortgage – residential: | | | | |
| 1-4 family | 2,455 | 925 | 1,009 | – |
| HELOCs and second liens | 822 | – | 535 | – |
| Multi-family | – | – | – | – |
| Consumer installment | 5,201 | – | 9,491 | – |
| Total | $10,583 | $9,395 | $18,410 | $3,268 |

There were no loans greater than 90 days delinquent and still accruing at December 31, 2010 and 2009.

Loans and allowance for loan loss individually and collectively evaluated by portfolio segment for December 31, 2010 and 2009 follow below:

| | Year Ended December 31, 2010 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Commercial and Industrial | Real Estate Mortgage - Commercial | Real Estate Mortgage - Construction | Consumer Installment | Real Estate Mortgage - Residential | Unallocated | Total |
| | *(In thousands)* | | | | | | |
| Individually evaluated for impairment | $ 72 | $ 687 | $ 5,079 | $ 1,253 | $ 1,794 | $ – | $ 8,885 |
| Collectively evaluated for impairment | 1,290 | 2,861 | 4,374 | 7,104 | 2,472 | 1,096 | 19,197 |
| Total allowance for loan losses | $ 1,362 | $ 3,548 | $ 9,453 | $ 8,357 | $4,266 | $1,096 | $ 28,082 |
| Loans individually evaluated for impairment | $ 2,532 | $ 29,268 | $ 67,330 | $ 1,899 | $ 8,044 | | $ 109,073 |
| Loans collectively evaluated for impairment | 99,950 | 322,280 | 49,425 | 691,434 | 131,210 | | 1,294,299 |
| Total loans | $102,482 | $351,548 | $116,755 | $693,333 | $139,254 | | $1,403,372 |

| | Year Ended December 31, 2009 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Commercial and Industrial | Real Estate Mortgage - Commercial | Real Estate Mortgage - Construction | Consumer Installment | Real Estate Mortgage - Residential | Unallocated | Total |
| | *(In thousands)* | | | | | | |
| Individually evaluated for impairment | $ 109 | $ 308 | $ 5,206 | $ 610 | $ 414 | $ – | $ 6,647 |
| Collectively evaluated for impairment | 1,831 | 2,360 | 6,616 | 10,384 | 932 | 1,302 | 23,425 |
| Total allowance for loan losses | $ 1,940 | $ 2,668 | $ 11,822 | $ 10,994 | $ 1,346 | $1,302 | $ 30,072 |
| Loans individually evaluated for impairment | $ 112 | $ 6,465 | $ 82,510 | $ 1,217 | $ 4,287 | | $ 94,591 |
| Loans collectively evaluated for impairment | 118,842 | 280,889 | 72,275 | 596,565 | 126,697 | | 1,195,268 |
| Total loans | $118,954 | $287,354 | $154,785 | $597,782 | $130,984 | | $1,289,859 |

The following is a summary of activity in the allowance for loan losses:

| | December 31, | | |
|---|---|---|---|
| | **2010** | 2009 | 2008 |
| | *(In thousands)* | | |
| Balance at beginning of year | **$ 30,072** | $ 33,691 | $ 16,557 |
| Provision for loan losses | **17,125** | 28,800 | 36,550 |
| Loans charged off | **(20,280)** | (33,300) | (20,575) |
| Recoveries on loans charged off | **1,165** | 881 | 1,159 |
| Balance at end of year | **$ 28,082** | $ 30,072 | $ 33,691 |

Impaired loans are evaluated based on the present value of expected future cash flows discounted at the loan's original effective interest rate, or at the loan's observable market price, or the fair value of the collateral, if the loan is collateral dependent. Impaired loans are specifically reviewed loans for which it is probable that the Bank will be unable to collect all amounts due according to the terms of the loan agreement. A specific valuation allowance is required to the extent that the estimated value of an impaired loan is less than the recorded investment. FASB ASC 310-10-35, formerly known as SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," does not apply to large groups of smaller balance, homogeneous loans, such as consumer installment loans, and which are collectively evaluated for impairment. Smaller balance commercial loans are also excluded from the application of the statement. Interest on impaired loans is reported on the cash basis as received when the full recovery of principal and interest is anticipated, or after full principal and interest has been recovered when collection of interest is in question.

Impaired loans by class for 2010 and 2009 are shown below.

| | December 31, 2010 | | | December 31, 2009 | | |
|---|---|---|---|---|---|---|
| | Unpaid Principal | Amortized Cost | Related Allowance | Unpaid Principal | Amortized Cost | Related Allowance |
| | *(In thousands)* | | | | | |
| **Impaired Loans with Allowance** | | | | | | |
| Commercial and industrial: | | | | | | |
| Commercial loans | **$ 302** | **$ 302** | **$ 72** | $ 299 | $ 112 | $ 109 |
| Tax free loans | **–** | **–** | **–** | – | – | – |
| Other commercial | **–** | **–** | **–** | – | – | – |
| Real estate mortgage – commercial | **5,278** | **5,279** | **687** | 6,144 | 3,407 | 308 |
| Real estate mortgage – construction | **65,959** | **47,364** | **5,079** | 91,888 | 69,243 | 5,206 |
| Real estate mortgage – residential: | | | | | | |
| 1-4 family | **7,202** | **6,299** | **1,289** | 3,487 | 2,996 | 284 |
| HELOCs and second liens | **586** | **576** | **505** | 223 | 213 | 130 |
| Multi-family | **–** | **–** | **–** | – | – | – |
| Consumer installment loans | **1,929** | **1,899** | **1,253** | 1,217 | 1,217 | 610 |
| | **$81,256** | **$61,719** | **$8,885** | $103,258 | $77,188 | $6,647 |

| | December 31, 2010 | | | December 31, 2009 | | |
|---|---|---|---|---|---|---|
| | Unpaid Principal | Amortized Cost | Related Allowance | Unpaid Principal | Amortized Cost | Related Allowance |
| | | | *(In thousands)* | | | |
| **Impaired Loans with No Allowance** | | | | | | |
| Commercial and industrial: | | | | | | |
| Commercial loans | **$ 2,229** | **$ 2,230** | **$ –** | $ – | $ – | $ – |
| Tax free loans | **–** | **–** | **–** | – | – | – |
| Other commercial | **–** | **–** | **–** | – | – | – |
| Real estate mortgage – commercial | **24,169** | **23,989** | **–** | 3,058 | 3,058 | – |
| Real estate mortgage – construction | **22,214** | **19,966** | **–** | 13,546 | 13,267 | – |
| Real estate mortgage – residential: | | | | | | |
| 1-4 family | **1,123** | **1,072** | **–** | 1,143 | 1,078 | – |
| HELOCs and second liens | **97** | **97** | **–** | – | – | – |
| Multi-family | **–** | **–** | **–** | – | – | – |
| Consumer installment loans | **–** | **–** | **–** | – | – | – |
| | **$49,832** | **$47,354** | **$ –** | $17,747 | $17,403 | $ – |

The average impaired loans and interest income recognized are summarized below:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | | *(In thousands)* | |
| Average impaired loans[(1)] | **$88,812** | $109,253 | $68,531 |
| Interest income recognized on impaired loans | **$ 1,559** | $ 660 | $ 596 |
| Cash basis interest recognized on impaired loans | **$ –** | $ – | $ – |

*(1) Average based on end of month outstandings*

The Bank uses an asset quality ratings system to assign a numeric indicator of the credit quality and level of existing credit risk inherent in a loan. These ratings are adjusted periodically as the Bank becomes aware of changes in the credit quality of the underlying loans. The following are definitions of the asset ratings.

Rating #1 (High Quality) – Loans rated "1" are of the highest quality. This category includes loans that have been made to borrower's exhibiting strong profitability and stable trends with a good track record. The borrower's balance sheet indicates a strong liquidity and capital position. Industry outlook is good with the borrower performing as well as or better than the industry. Little credit risk appears to exist.

Rating #2 (Good Quality) – A "2" rated loan represents a good business risk with relatively little credit risk apparent.

Rating #3 (Average Quality) – A "3" rated loan represents an average business risk and credit risk within normal credit standards.

Rating #4 (Acceptable Quality) – A "4" rated loan represents acceptable business and credit risks. However, the risk exceeds normal credit standards. Weaknesses exist and are considered offset by other factors such as management, collateral or guarantors.

Rating #5 (Special Mention) – A special mention asset has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or deterioration in the Bank's credit position at some future date. Special mention assets are not adversely classified and do not expose the Bank to sufficient risk to warrant adverse classification.

Rating #6 (Substandard Assets) – A Substandard Asset is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified will have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Rating #7 (Doubtful Assets) – Doubtful Assets have all the weaknesses inherent in one classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Rating #8 (Loss Assets) – Loss Assets are considered uncollectable and of such little value that their continuance as recorded assets is not warranted. This classification does not mean that the Loss Asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer charging off this substantially worthless asset, even though partial recovery may be realized in the future.

The table below shows the weighted average asset rating by class as of December 31, 2010 and 2009.

| | Weighted Average Asset Rating December 31, | |
|---|---|---|
| | **2010** | **2009** |
| Commercial and industrial: | | |
| Commercial | **2.98** | 3.19 |
| Tax free loans | **3.00** | 3.00 |
| Other commercial | **3.29** | 3.04 |
| Real estate-mortgage-commercial | **4.00** | 3.93 |
| Real estate-construction | **5.01** | 5.13 |
| Real estate-mortgage-residential: | | |
| 1-4 family | **3.21** | 3.22 |
| HELOCS and second liens | **3.21** | 3.16 |
| Multi-family | **4.68** | 4.66 |
| Consumer installment loans | **3.01** | 3.01 |

The Bank uses FICO scoring to help evaluate the likelihood borrowers will pay their credit obligations as agreed. The weighted-average FICO score for the indirect loan portfolio, included in consumer installment loans, was 726 and 715 at December 31, 2010 and 2009, respectively.

The Bank has loans outstanding to various executive officers, directors, and their related interests. Management believes that all of these loans were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other customers, and did not involve more than normal risks. The following is a summary of activity during 2010 for such loans:

| | Amount |
|---|---|
| | *(In thousands)* |
| Loan balances at January 1, 2010 | $ 361 |
| Additions: | |
| New loans | 177 |
| Pre-existing loans to new directors/officers | 3,509 |
| Less – Loan repayments | 14 |
| Loan balances at December 31, 2010 | $4,033 |

## 5. Other Real Estate

There were write-downs totaling $4.2 million in 2010, $3.9 million in 2009, and $2.4 million in 2008 on other real estate owned recorded in other operating expenses. There were proceeds from sales of $14.1 million, $17.2 million, and $7.6 million from other real estate owned by the Company in 2010, 2009, and 2008, respectively, resulting in net gains on sales of $727,000, $68,000 and $197,000 in 2010, 2009, and 2008, respectively.

Real estate owned consisted of the following:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | (In thousands) | |
| Commercial | $ 5,371 | $ 3,367 |
| Residential | 6,398 | 7,040 |
| Lots | 15,159 | 15,348 |
| Gross other real estate | 26,928 | 25,755 |
| Valuation allowance | (6,403) | (3,975) |
| Total real estate owned | $20,525 | $21,780 |

Gains on sales and capitalized costs related to real estate owned are summarized below:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | | (In thousands) | |
| Net gains on sales of real estate owned | $727 | $ 68 | $197 |
| Capitalized costs of real estate owned | $395 | $411 | $821 |

## 6. Premises and Equipment

Premises and equipment are summarized as follows:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | (In thousands) | |
| Land | $ 4,816 | $ 4,816 |
| Buildings and improvements | 18,432 | 17,239 |
| Furniture and equipment | 18,738 | 17,136 |
| | 41,986 | 39,191 |
| Less accumulated depreciation and amortization | (22,476) | (21,099) |
| Premises and equipment, net | $19,510 | $ 18,092 |

## 7. Deposits

Time deposits over $100,000 as of December 31, 2010 and 2009, were approximately $246 million and $257 million, respectively. Maturities for time deposits over $100,000 as of December 31, 2010, in excess of one year are summarized in the table below:

| | Amount |
|---|---|
| | (In thousands) |
| Maturity: | |
| One to two years | $49,593 |
| Two to three years | 6,870 |
| Three to five years | 28,346 |
| Total | $84,809 |

Related interest expense was approximately $5 million, $10 million, and $14 million for the years ended December 2010, 2009, and 2008, respectively. Included in demand and money market deposits were NOW accounts totaling approximately $70 million and $69 million, at December 31, 2010 and 2009, respectively.

Brokered deposits obtained through investment banking firms under master certificates totaled approximately $62 million, $99 million, and $190 million as of December 31, 2010, 2009, and 2008, respectively, and were included in other time deposits. Brokered deposits outstanding at December 31, 2010, were acquired in 2010, 2009, and 2008 and had original maturities of 18 to 84 months. Brokered deposits outstanding at December 31, 2009, were acquired in 2009, 2008, and 2005 and had original maturities of 18 to 84 months. The weighted average cost of brokered deposits at December 31, 2010, 2009, and 2008, was 3.45%, 4.30%, and 4.27%, respectively, and related interest expense totaled $3.6 million, $6.0 million, and $7.4 million during 2010, 2009, and 2008, respectively.

## 8. Short-Term Borrowings

Short-term debt is summarized as follows:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | *(In thousands)* | |
| Overnight repurchase agreements primarily with commercial customers at an average rate of .47% and .45% at December 31, 2010 and 2009, respectively | **$20,777** | $14,370 |
| FHLB three year European Convertible Advance with interest at 4.06% maturing November 5, 2009, with a one-time FHLB conversion option to reprice to a three-month LIBOR-based floating rate at the end of one year | – | 25,000 |
| FHLB collateralized borrowing with a fixed rate of 2.64% at December 31, 2009 and a maturity date of April 5, 2010 | – | 2,500 |
| SBA secured borrowings at an average rate of 5.07%, maturing within 90 days | **12,200** | – |
| Total short-term borrowings | **$32,977** | $41,870 |

Short-term borrowings mature either overnight or on a remaining fixed maturity not to exceed one year. Overnight repurchase agreements consist primarily of balances in the transaction accounts of commercial customers swept nightly to an overnight investment account. All short-term repurchase agreements are collateralized with investment securities having a market value equal to or greater than, but approximating, the balance borrowed. Term fixed rate advances with the FHLB are collateralized with pledged qualifying real estate loans. A daily rate line of credit advance with the FHLB is a line collateralized with pledged qualifying real estate loans which may be increased or decreased daily and may be drawn on to the extent of available pledged collateral. It reprices daily and bears a rate comparable to that of overnight Federal funds.

The Company has certain borrowings secured by SBA loans which are a result of transfers of SBA loans to third parties. As seller, the Company had made certain representations and warranties with respect to the originally transferred loans and the Company has not incurred any material losses with respect to such representations and warranties. Consistent with the updated guidance on accounting for transfers of financial assets, because the Company warrants the borrower will make all scheduled payments for the first 90 days following the sale of certain SBA loans, all sales in the fourth quarter of 2010 were accounted for as secured borrowings which results in an increase in Cash for the proceeds of the borrowing and an increase in Other Short-Term Borrowings on the Consolidated Balance Sheet. When the 90 day warranty period expires, the secured borrowing is reduced, loans are reduced, and a gain or loss on sale is recorded in SBA lending Activities in the Consolidated Statement of Operations.

At December 31, 2010 and 2009, the Company had a collateralized line of credit with the FHLB, which required loans secured by real estate, investment securities or other acceptable collateral, to borrow up to a maximum of approximately $195 million and $185 million, respectively, subject to available qualifying pledged collateral. At December 31, 2010 and 2009, the Company had a contingent line of credit collateralized with consumer loans with the Federal Reserve Bank of Atlanta Discount Window. In addition, the Company had an unused term repurchase line available with another financial institution at December 31, 2010 and 2009, the borrowing amount is dependent upon the market value of securities available to transfer and the agreed upon Buyer's Margin Amount, as defined in the repurchase line. The Company had securities with an aggregate market value of $602,000 and $6.9 million available under the repurchase line at December 31, 2010 and 2009, respectively. Finally, the Company had $47 million and $32 million, respectively, in total unsecured Federal funds lines available with various financial institutions as of December 31, 2010 and 2009. The weighted average rate on short-term borrowings outstanding at December 31, 2010, 2009, and 2008, was 2.17%, 2.74% and 1.81%, respectively.

## 9. Subordinated Debt and Other Long-Term Debt

Subordinated Debt and Other Long-term Debt are summarized as follows:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| | *(In thousands)* | |
| **Subordinated Debt** | | |
| Fixed rate 30-year capital pass-through securities with interest at 10.875%, payable semi-annually, redeemable in whole or part on or after March 8, 2010, at a declining redemption price ranging from 105.438% to 100% through March 8, 2020 | **$ 10,825** | $ 10,825 |
| Fixed rate 30-year trust preferred securities with interest at 11.045%, payable semi-annually, redeemable in whole or part on or after July 19, 2010, at a declining redemption price ranging from 105.523% to 100% through July 19, 2019 | **10,309** | 10,309 |
| Floating rate 30-year capital securities with interest adjusted quarterly at three-month LIBOR plus 3.10%, with a rate at December 31, 2010 and 2009, of 3.40% and 3.35%, respectively, with interest payable quarterly, redeemable in whole or part on or after June 26, 2008, at a redemption price of 100% | **15,464** | 15,464 |
| Floating rate 30-year capital securities with interest adjusted quarterly at three-month LIBOR plus 1.89%, with a rate at December 31, 2010 and 2009, of 2.19% and 2.14%, respectively, with interest payable quarterly, redeemable in whole or part on or after March 17, 2010, at a redemption price of 100%. | **10,310** | 10,310 |
| Floating rate 30-year capital securities with interest fixed at 6.62% until September 15, 2012, when the interest rate will become variable and adjusted quarterly at three-month LIBOR plus 1.40%, with interest payable quarterly, redeemable in whole or part on or after September 15, 2012, at a redemption price of 100%. | **20,619** | 20,619 |
| Subordinated debt | **67,527** | 67,527 |
| **Long-Term Debt** | | |
| FHLB three year Fixed Rate Advance with interest at 1.76% maturing July 16, 2013. | **25,000** | – |
| FHLB four year Fixed Rate Advance with interest at 3.2875% maturing March 12, 2012 | **5,000** | 5,000 |
| FHLB five year European Convertible Advance with interest at 2.395% maturing March 12, 2013, with a one-time FHLB conversion option to reprice to a three-month LIBOR-based floating rate at the end of two years | **5,000** | 5,000 |
| FHLB five year European Convertible Advance with interest at 2.79% maturing March 12, 2013, with a one-time FHLB conversion option to reprice to a three-month LIBOR-based floating rate at the end of three years | **5,000** | 5,000 |
| FHLB four year Fixed Rate Credit Advance with interest at 3.24% maturing April 2, 2012 | **2,500** | 2,500 |
| FHLB five year European Convertible Advance with interest at 2.40% maturing April 3, 2013, with a one-time FHLB conversion option to reprice to a three-month LIBOR-based floating rate at the end of two years | **2,500** | 2,500 |
| FHLB four year Fixed Rate Credit Advance with interest at 2.90% maturing March 11, 2013 | **15,000** | 15,000 |
| FHLB three year Fixed Rate Credit Advance with interest at 2.56% maturing April 13, 2012 | **15,000** | 15,000 |
| Long-term debt | **75,000** | 50,000 |
| Total subordinated debt and long-term debt | **$142,527** | $117,527 |

Subordinated debt and other long-term debt note maturities as of December 31, 2010, are summarized as follows:

| | Amount |
|---|---|
| | *(In thousands)* |
| 2012 | $ 22,500 |
| 2013 | 52,500 |
| 2014 | – |
| 2015 | – |
| 2016 | – |
| Thereafter | 67,527 |
| Total | $142,527 |

The Company has five business trust subsidiaries that are variable interest entities, FNC Capital Trust I ("FNCCTI"), Fidelity National Capital Trust I ("FidNCTI"), Fidelity Southern Statutory Trust I ("FSSTI"), Fidelity Southern Statutory Trust II ("FSSTII") and Fidelity Southern Statutory Trust III ("FSSTIII") (collectively, the "Trust Subsidiaries"). During 2000, FNCCTI and FidNCTI and during 2003, 2005, and 2007 FSSTI, FSSTII, and FSSTIII, respectively, issued common securities, all of which were purchased and are held by the Company, totaling $2 million and are classified by the Company as other assets and trust preferred securities totaling $67.5 million classified as subordinated debt, which were sold to investors, with 30-year maturities. In addition, the $2 million borrowed from the business trust subsidiaries to purchase their respective common securities is classified as subordinated debt. The trust preferred securities are callable by the business trust subsidiaries on or after defined periods. The trust preferred security holders may only terminate the business trusts under defined circumstances such as default, dissolution, or bankruptcy. The trust preferred security holders and other creditors, if any, of each business trust have no recourse to the Company and may only look to the assets of each business trust to satisfy all debts and obligations.

The only assets of the Trust Subsidiaries are subordinated debentures of the Company, which were purchased with the proceeds from the issuance of the common and preferred securities. FNCCTI and FidNCTI have fixed interest rates of 10.875% and 11.045%, respectively, while FSSTI and FSSTII have current interest rates of 3.40% and 2.19%, respectively, and reprice quarterly at interest rates set at 3.10% and 1.89%, respectively, over three-month LIBOR. FSSTIII currently has a fixed rate of 6.62% until September 15, 2012, when it will be repriced quarterly at 1.40% over three-month LIBOR. The Company makes semi-annual interest payments on the subordinated debentures to FNCCTI and FidNCTI and quarterly interest payments to FSSTI, FSSTII, and FSSTIII which use these payments to pay dividends on the common and preferred securities. The trust preferred securities are eligible for regulatory Tier 1 capital, with a limit of 25% of the sum of all core capital elements. All amounts exceeding the 25% limit are includable in regulatory Tier 2 capital in the aggregate amount of 50% of the sum of all core capital elements (see Note 2 – "Regulatory Matters").

The equity investments in the subsidiaries created to issue the obligations, the obligations themselves, and related dividend income and interest expense are reported on a deconsolidated basis in accordance with the consolidation guidance in ASC 810-10-15 with the investments in the amount of $2 million reported as other assets and dividends included as other noninterest income. The obligations, including the amount related to the equity investments, in the amount of $67.5 million are reported as subordinated debt, with related interest expense reported as interest on subordinated debt.

In November 2007, the Company entered into a $25 million three year FHLB European Convertible Advance collateralized with pledged qualifying real estate loans and maturing November 5, 2010. The advance bears interest at 4.06% with a one-time FHLB conversion option in November, 2008 which was not exercised. Under the provisions of the advance, the FHLB had the option to convert the advance into a three-month LIBOR based floating rate advance. This advance was reclassified to short-term borrowings in the fourth quarter of 2009. In 2010, this advance was restructured to take advantage of historically low interest rates. The maturity date was extended to July 16, 2013 and the interest rate was lowered to 1.76%.

In March of 2008, the Bank purchased approximately $20.0 million in fixed rate agency mortgage backed securities which were funded with $20.0 million in laddered two year through five year maturity long-term Federal Home Loan Bank advances of which $15.0 million remained outstanding at December 31, 2010. In April 2008, the Bank purchased $10 million in fixed rate agency mortgage backed securities which were funded with $10 million in laddered one year through five year Federal Home Loan Bank advances of which $5.0 million remained outstanding at December 31, 2010. The associated long-term advances are discussed below.

On March 12, 2008, the Company entered into a $5.0 million four year FHLB fixed rate advance collateralized with pledged qualifying real estate loans and maturing March 12, 2012. The advance bears interest at 3.2875%. The Bank may prepay the advance subject to a prepayment penalty. However, should the FHLB receive compensation from its hedge parties upon a prepayment, that compensation would be payable to the Bank less an administrative fee.

On March 12, 2008, the Company entered into a $5.0 million five year FHLB European convertible advance collateralized with pledged qualifying real estate loans and maturing March 12, 2013. The advance had an interest rate of 2.395% at December 31, 2009. The FHLB had the one-time option on March 12, 2010, to convert the interest rate from a fixed rate to a variable rate based on three-month LIBOR plus a spread charged by the FHLB to its members for an adjustable rate credit advance with the same remaining maturity which it did not exercise.

On March 12, 2008, the Company entered into a $5.0 million five year FHLB European convertible advance collateralized with pledged qualifying real estate loans and maturing March 12, 2013. The advance had an interest rate of 2.79% at December 31, 2010. The FHLB has the one-time option on March 14, 2011, to convert the interest rate from a fixed rate to a variable rate based on three-month LIBOR plus a spread charged by the FHLB to its members for an adjustable rate credit advance with the same remaining maturity.

On April 3, 2008, the Company entered into a $2.5 million five year FHLB European convertible advance collateralized with pledged qualifying real estate loans and maturing April 3, 2013. The advance had an interest rate of 2.40% at December 31, 2010. The FHLB had the one-time option on April 5, 2010, to convert the interest rate from a fixed rate to a variable rate based on three-month LIBOR plus a spread charged by the FHLB to its members for an adjustable rate credit advance with the same remaining maturity which it did not exercise.

On April 1, 2008, the Company entered into a $2.5 million four year FHLB Fixed Rate advance collateralized with pledged qualifying real estate loans and maturing April 2, 2012. The advance had an interest rate of 3.24% at December 31, 2010.

On March 9, 2009, the Company entered into a $15 million four year FHLB Fixed Rate advance collateralized with pledged qualifying real estate loans and maturing March 11, 2013. The advance had an interest rate of 2.90% at December 31, 2010.

On March 12, 2009, the Company entered into a $15 million three year FHLB Fixed Rate advance collateralized with pledged qualifying real estate loans and maturing April 13, 2012. The advance had an interest rate of 2.56% at December 31, 2010.

If the Bank should decide to prepay any of the convertible advances above prior to conversion by the FHLB, it will be subject to a prepayment penalty. However, should the FHLB receive compensation from its hedge parties upon a prepayment, that compensation would be payable to the Bank less an administrative fee. Also, should the FHLB decide to exercise its option to convert the advances to variable rate, the Bank can prepay the advance on the conversion date and each quarterly interest payment date thereafter with no prepayment penalty.

There was no indebtedness to directors, executive officers, or principal holders of equity securities in excess of 5% of shareholders' equity at December 31, 2010 or 2009.

## 10. Income Tax

Income tax expense (benefit) attributable to pretax income consists of:

| | Current | Deferred | Total |
|---|---|---|---|
| | | *(In thousands)* | |
| Year ended December 31, 2010: | | | |
| Federal | **$ 8,188** | **$(3,620)** | **$ 4,568** |
| State | **–** | **(169)** | **(169)** |
| | **$ 8,188** | **$(3,789)** | **$ 4,399** |
| Year ended December 31, 2009: | | | |
| Federal | $ (5,833) | $ 3,241 | $(2,592) |
| State | (683) | (680) | (1,363) |
| | $ (6,516) | $ 2,561 | $(3,955) |
| Year ended December 31, 2008: | | | |
| Federal | $ (996) | $(6,108) | $(7,104) |
| State | 14 | (2,009) | (1,995) |
| | $ (982) | $(8,117) | $(9,099) |

Income tax expense differed from amounts computed by applying the statutory U.S. Federal income tax rate to pretax income as a result of the following:

| | 2010 | | 2009 | | 2008 | |
|---|---|---|---|---|---|---|
| | **Amount** | **%** | **Amount** | **%** | **Amount** | **%** |
| | | | *(Dollars in thousands)* | | | |
| Taxes at statutory rate | **$5,086** | **35.0%** | $(2,655) | (34.0)% | $(7,254) | (34.0)% |
| Increase (reduction) in income taxes resulting from: | | | | | | |
| State income tax expense, net of Federal income (benefit) tax | **(110)** | **(.8)** | (899) | (11.5) | (1,371) | (6.4) |
| Cash surrender value of life insurance | **(394)** | **(2.7)** | (341) | (4.4) | (345) | (1.6) |
| Tax exempt income | **(244)** | **(1.7)** | (295) | (3.8) | (324) | (1.5) |
| Other, net | **61** | **.5** | 235 | 3.1 | 195 | .8 |
| Income tax (benefit) expense | **$4,399** | **30.3%** | $(3,955) | (50.6)% | $(9,099) | (42.7)% |

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009, are presented below:

| | December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | **Assets** | **Liabilities** | **Assets** | **Liabilities** |
| | | *(In thousands)* | | |
| Allowance for loan losses | **$10,215** | **$ –** | $10,890 | $ – |
| Accelerated depreciation | **–** | **841** | – | 847 |
| Deferred loan fees, net | **462** | **–** | 74 | – |
| Deferred compensation | **1,289** | **–** | 1,102 | – |
| Other real estate | **2,590** | **–** | 1,635 | – |
| Deductible prepaids | **–** | **294** | – | 1,857 |
| State tax carryforward | **1,676** | **–** | 1,403 | – |
| Unrealized holding gains and losses on securities available-for-sale | **–** | **280** | 39 | – |
| Reserve for SBA/mortgage loans | **992** | **–** | 75 | – |
| Other | **964** | **244** | 764 | 218 |
| Total | **$18,188** | **$1,659** | $15,982 | $2,922 |

There is no valuation allowance provided at December 31, 2010 and 2009 for any of the deferred tax assets based on management's belief that all deferred tax asset benefits will be realized. At December 31, 2010, the Company had $2.5 million in gross state tax credit carryforwards which expire as follows: $235,000 in 2011, $664,000 in 2012, $804,000 in 2013, $296,000 in 2014, $411,000 in 2015, $25,000 in 2016, $40,000 in 2017, and $25,000 in 2018.

***Uncertain Tax Positions***

The Company is subject to the possibility of a tax audit in numerous jurisdictions in the U.S. until the applicable expiration of the statutes of limitations. For Federal and state purposes, the Company is no longer subject to tax examinations by tax authorities for tax years before 2006.

Effective January 1, 2007, the Company adopted FIN 48, "Accounting for Uncertainty in Income Taxes" which updated ASC 740-10-05. The reconciliation of our gross unrecognized tax benefits is as follows:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | *(In thousands)* | |
| Beginning balance | **$ 71** | $196 |
| Gross increases to tax positions in prior periods | **–** | – |
| Gross decreases to tax positions in prior periods | **–** | (34) |
| Gross increases to current period tax positions | **20** | – |
| Reductions due to expiration of statute of limitations | **(70)** | (91) |
| Ending Balance | **$ 21** | $ 71 |

Unrecognized tax benefits related to federal and state tax positions may decrease by a range of $3,000 to $5,000 by December 31, 2011, due to tax years closing during 2011. The Company accrued approximately $21,000 and $13,000, for the payment of interest at December 31, 2010 and 2009, respectively. For financial accounting purposes, interest and penalties accrued, if any, are classified as other expense. There are no unrecognized tax benefits at December 31, 2010, that if recognized would impact the Company's effective tax.

## 11. Employee Benefits

The Company maintains a 401(k) defined contribution retirement savings plan (the "Plan") for employees age 21 or older. Employees' contributions to the Plan are voluntary. The Company matches 50% of the first 6% of participants' contributions in Fidelity Southern Corporation common stock. For the years ended December 31, 2010, 2009, and 2008, the Company contributed $760,083, $566,776, and $429,409 respectively, net of forfeitures, to the Plan.

The Company's 1997 Stock Option Plan authorized the grant of options to management personnel for up to 500,000 shares of the Company's common stock. All options granted have three to eight year terms and vest ratably over three to five years of continued employment. No options may be or were granted after March 31, 2007, under this plan.

The Fidelity Southern Corporation Equity Incentive Plan (the "2006 Incentive Plan"), permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other incentive awards ("Incentive Awards"). The maximum number of shares of our common stock that may be issued under the 2006 Incentive Plan is 750,000 shares, all of which may be stock options. Generally, no award shall be exercisable or become vested or payable more than 10 years after the date of grant. Options granted under the 2006 Incentive Plan have four year terms and vest ratably over three years of continued employment. There were no options granted during 2010 under the 2006 Incentive Plan. During 2010, the Company recorded a charge of $93,278 related to 8,658 incentive shares awarded to numerous individuals based on longevity. These shares were immediately vested. On January 22, 2010, Fidelity granted 154,078 restricted shares of common stock under the 2006 Equity Incentive Plan. The stock was granted at $4.50 per share, vests 40% after two years and 20% per year over the next three years and will be fully vested after January 22, 2015. Incentive awards available under the 2006 Incentive Plan totaled 145,079 shares at December 31, 2010.

The per share weighted fair value of stock options is calculated using the Black-Scholes option pricing model. Expected volatilities are based on implied volatilities from historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. All option grantees are considered one group for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate period within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair values of the options granted were based upon the discounted value of future cash flows of options using the following assumptions:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Risk-free rate | –% | –% | 3.27% |
| Expected term of the options | – | – | 4 years |
| Expected forfeiture | –% | –% | 15.00% |
| Expected dividends | – | – | .14 |
| Expected volatility | – | – | 28.53 |

A summary of option activity under the plan as of December 31, 2010, and changes during the year then ended is presented below:

| | Number of share options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at January 1, 2010 | 494,405 | $ 8.59 | | |
| Granted | – | – | | |
| Exercised | – | – | | |
| Forfeited | 2,166 | 7.85 | | |
| Outstanding at December 31, 2010 | 492,239 | $ 8.59 | 1.91 | $ – |
| Exercisable at December 31, 2010 | 375,906 | $ 9.83 | 1.71 | $ – |

The weighted-average grant-date fair value of share options granted during 2008 was $.93 per share. There were no options granted in 2010 and 2009. There were no options exercised in 2010, 2009, or 2008. There were no tax benefits realized from option expenses during the years ended December 31, 2010, 2009, and 2008.

A summary of the status of the Company's nonvested share options as of December 31, 2010, and changes during the year then ended is presented below:

| | Number of share options | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Nonvested at January 1, 2010 | 277,885 | $1.23 |
| Granted | – | – |
| Vested | 160,886 | 1.45 |
| Forfeited | 666 | .93 |
| Nonvested at December 31, 2010 | 116,333 | $ .93 |

A summary of the status of the Company's nonvested restricted stock as of December 31, 2010, and changes during the year then ended is presented below:

| | Number of shares of Restricted Stock | Grant Price |
|---|---|---|
| Nonvested at January 1, 2010 | – | $ – |
| Granted | 154,078 | 4.50 |
| Vested | – | – |
| Forfeited | – | – |
| Nonvested at December 31, 2010 | 154,078 | $ 4.50 |

As of December 31, 2010, there was $612,582 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the 2006 Incentive Plan. The cost is expected to be recognized over a weighted average period of 3.7 years. The total fair value of shares vested during the years ended December 31, 2010, 2009, and 2008 was $233,000, $236,000, and $158,000, respectively. The Company has a policy of issuing shares from the Company's authorized and unissued shares to satisfy share option exercises and expects to issue an insignificant amount of shares for share option exercises during 2011.

## 12. Commitments and Contingencies

The approximate future minimum rental commitment as of December 31, 2010, for all noncancellable leases with initial or remaining terms of one year or more are shown in the following table:

| | Amount |
|---|---|
| | *(In thousands)* |
| 2011 | $ 1,686 |
| 2012 | 2,100 |
| 2013 | 2,025 |
| 2014 | 1,280 |
| 2015 | 1,257 |
| Thereafter | 6,790 |
| Total | $15,138 |

Rental expense for all leases amounted to approximately $2,894,000, $2,859,000, and $2,637,000 in 2010, 2009, and 2008, respectively, net of sublease revenues of zero, zero and $2,000 in 2010, 2009, and 2008, respectively.

Due to the nature of their activities, the Company and its subsidiaries are at times engaged in various legal proceedings that arise in the normal course of business, some of which were outstanding at December 31, 2010. While it is difficult to predict or determine the outcome of these proceedings, it is the opinion of management and its counsel that the ultimate liabilities, if any, will not have a material adverse impact on the Company's consolidated results of operations or its financial position.

The Federal Reserve Board requires that banks maintain cash on hand and reserves in the form of average deposit balances at the Federal Reserve Bank based on the Bank's average deposits. At December 31, 2010, the available credits exceeded the reserve requirement and only minimal balances were maintained to provide a positive reserve balance.

In 2007, the Company recorded a charge of $567,000 pretax for its proportional share of a settlement of the Visa litigation with American Express, a reserve for the lawsuit between Visa and Discover Financial Services, and the incremental liability for certain other Visa litigation under our indemnification obligation as a Visa member bank. In 2008, this accrual was reversed after the successful public offering of Visa stock. As of December 31, 2010, the Company had a $152,000 accrual recorded for its proportional share of additional litigation expense related to its Visa indemnification obligation.

## 13. Shareholders' Equity

Generally, dividends that may be paid by the Bank to FSC are subject to certain regulatory limitations. In particular, under Georgia banking law applicable to Georgia state chartered commercial banks such as the Bank, the approval of the GDBF will be required if the total of all dividends declared in any calendar year by the Bank exceeds 50% of the Bank's net profits for the prior year or if certain other provisions relating to classified assets and capital adequacy are not met. At December 31, 2010 and 2009, the Bank could not pay any dividends without GDBF regulatory approval. At December 31, 2010 and 2009, the Bank's total shareholders' equity was approximately $188 million and $175 million, respectively. FSC invested no capital in the Bank during 2010 and 2009 in the form of capital infusions.

On December 19, 2008, as part of the Treasury's Capital Purchase Program, Fidelity entered into a Letter Agreement ("Letter Agreement") and a Securities Purchase Agreement – Standard Terms with the Treasury, pursuant to which Fidelity agreed to issue and sell, and the Treasury agreed to purchase (1) 48,200 shares (the "Preferred Shares") of Fidelity's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share, and (2) a ten-year warrant (the "Warrant") to purchase up to 2,266,458 shares of the Company's common stock, no par value ("Common Stock"), at an exercise price of $3.19 per share, for an aggregate purchase price of $48.2 million in cash. The Preferred Shares qualify as Tier I capital under risk-based capital guidelines and will pay cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. The Preferred Shares may be redeemed after December 19, 2011, at the stated amount of $1,000 per share plus any accrued and unpaid dividends. The Preferred Shares are non-voting except for class voting rights on matters that would adversely affect the rights of the holders of the Preferred Shares.

Pursuant to the terms of the Letter Agreement, the ability of Fidelity to declare or pay dividends or distributions its common stock is subject to restrictions, including a restriction against increasing dividends from the last quarterly cash dividend per share ($0.01) declared on the common stock prior to December 19, 2008, as adjusted for subsequent stock dividends and other similar actions. In addition, as long as the Preferred Shares are outstanding, dividend payments are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. This restriction will terminate on the third anniversary of the date of issuance of the Preferred Shares or, if earlier, the date on which the Preferred Shares have been redeemed in whole or the Treasury has transferred all of the Preferred Shares to third parties.

Also, under current Federal regulations, the Bank is limited in the amount it may loan to its nonbank affiliates, including FSC. As of December 31, 2010 and 2009, there were no loans outstanding from the Bank to FSC.

Earnings per share were calculated as follows:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | *(In thousands, except per share data)* | | |
| Net income (loss) | **$10,133** | $ (3,855) | $(12,236) |
| Less dividends on preferred stock and accretion of discount | **(3,293)** | (3,293) | (106) |
| Net income (loss) available to shareholders | **$ 6,840** | $ (7,148) | $(12,342) |
| Average common shares outstanding | **10,456** | 9,756 | 9,431 |
| Effect of stock dividends | **211** | 448 | 482 |
| Average common shares outstanding – basic | **10,667** | 10,204 | 9,913 |
| Dilutive stock options and warrants | **1,338** | – | – |
| Average common shares outstanding – dilutive | **12,005** | 10,204 | 9,913 |
| Earnings per share – basic | **$ 0.64** | $ (0.70) | $ (1.25) |
| Earnings per share – dilutive | **$ 0.57** | $ (0.70) | $ (1.25) |

Average number of shares for 2010 includes participating securities related to unvested restricted stock awards.

In November 2008, the Company issued a stock dividend equal to one share for every 200 shares owned as of the record date. In January, April, July, and October of 2009, the Company issued a stock dividend equal to one share for every 200 shares owned as of the record date. In January, April, July and October 2010, the Company issued a stock dividend equal to one share for every 200 shares owned as of the record date. In January 2011, the Company issued a stock dividend equal to one share for every 200 shares owned as of the record date. Basic and diluted earnings per share for prior years have been retroactively adjusted to reflect these stock dividends as shown below:

| | 2009 | 2008 |
|---|---|---|
| Basic EPS, previously reported | $(0.71) | $(1.27) |
| Effect of stock dividend | 0.01 | 0.02 |
| Restated basic EPS | $(0.70) | $(1.25) |
| Dilutive EPS, previously reported | $(0.71) | $(1.27) |
| Effect of stock dividend | 0.01 | 0.02 |
| Restated dilutive EPS | $(0.70) | $(1.25) |

At December 31, 2008, there were 2,358,719 ten-year warrants associated with the preferred stock issued to the U.S. Treasury under the TARP Capital Purchase Program to purchase shares of the Company's common stock at an exercise price of $3.19 per share which would have been included in the calculation of dilutive earning per share except that to do so would have an anti-dilutive impact on earnings per share for 2009 and 2008.

## 14. Components of Other Comprehensive Income (Loss)

SFAS No. 130, "Reporting Comprehensive Income," which updated ASC 220-10-05 establishes standards for reporting comprehensive income (loss). Comprehensive income (loss) includes net income and other comprehensive income (loss), which is defined as non-owner related transactions in equity. The only other comprehensive income (loss) item is unrealized gains or losses, net of tax, on securities available-for-sale.

The amounts of other comprehensive income (loss) included in equity with the related tax effect and the accumulated other comprehensive income (loss) are reflected in the following schedule:

| | Gain/(Loss) Before Tax | Tax (Expense) /Benefit | Accumulated Other Comprehensive Income/(Loss) |
|---|---|---|---|
| | | *(In thousands)* | |
| January 1, 2008 | | | $ (804) |
| Unrealized market adjustments for the period | $ 3,493 | $(1,327) | 2,166 |
| Less adjustment for net gains included in income | 47 | (18) | 29 |
| December 31, 2008 | $ 3,446 | $(1,309) | 1,333 |
| Unrealized market adjustments for the period | $ 3,056 | $(1,161) | 1,895 |
| Less adjustment for net gains included in income | 5,308 | (2,016) | 3,292 |
| December 31, 2009 | $(2,252) | $ 855 | ( 64) |
| Unrealized market adjustments for the period | **$ 3,133** | **$(1,191)** | **1,942** |
| Less adjustment for net gains included in income | **2,291** | **(871)** | **1,420** |
| December 31, 2010 | **$ 842** | **$ (320)** | **$ 458** |

## 15. Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" which updated ASC 820-10-05, for financial assets and financial liabilities with the exception of the application to nonfinancial assets and liabilities measured at fair value on a nonrecurring basis (such as other real estate). This guidance establishes a common definition of fair value and framework for measuring fair value under U.S. GAAP. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly, for substantially the full term of the asset or liability;

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

A financial instrument's level within the hierarchy is based on the lowest level of input that is significant to the fair value measurement. Fair value enables a company to mitigate the non-economic earnings volatility caused from financial assets and financial liabilities being carried at different bases of accounting, as well as to more accurately portray the active and dynamic management of a company's balance sheet.

In accordance with SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" which is now codified in ASC 825-10-25, the Company has elected to record newly originated mortgage loans held-for-sale at fair value. The following is a description of mortgage loans held-for-sale as of December 31, 2010 and 2009, for which fair value has been elected, including the specific reasons for electing fair value and the strategies for managing these assets on a fair value basis.

### Loans Held-for-Sale

In 2009, the Company began recording mortgage loans held-for-sale at fair value. The Company chose to fair value these mortgage loans held-for-sale in order to eliminate the complexities and inherent difficulties of achieving hedge accounting and to better align reported results with the underlying economic changes in value of the loans and related hedge instruments. This election impacts the timing and recognition of origination fees and costs, as well as servicing value. Specifically, origination fees and costs, which had been appropriately deferred under SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" now codified in ASC 310-20-25 and previously recognized as part of the gain/loss on sale of the loans, are now recognized in earnings at the time of origination. Interest income on mortgage loans held-for-sale is recorded on an accrual basis in the consolidated statement of operations under the heading "Interest income-loans, including fees." The servicing value is included in the fair value of the mortgage loan held-for-sale and initially recognized at the time the Company enters into Interest Rate Lock Commitments ("IRLCs") with borrowers. The mark to market adjustments related to loans held-for-sale and the associated economic hedges are captured in mortgage banking activities.

**Valuation Methodologies and Fair Value Hierarchy**

The primary financial instruments that the Company carries at fair value include investment securities, IRLCs, derivative instruments, and loans held-for-sale. Classification in the fair value hierarchy of financial instruments is based on the criteria set forth in SFAS No. 157, now codified in FASB ASC 820-10-35.

Debt securities issued by U.S. Government corporations and agencies, debt securities issued by states and political subdivisions, and agency residential mortgage backed securities classified as available-for-sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. The investments in the Company's portfolio are generally not quoted on an exchange but are actively traded in the secondary institutional markets.

The fair value of mortgage loans held-for-sale is based on what secondary markets are currently offering for portfolios with similar characteristics. The fair value measurements consider observable data that may include market trade pricing from brokers and the mortgage-backed security markets. As such, the Company classifies these loans as Level 2.

The Company classifies IRLCs on residential mortgage loans held-for-sale, which are derivatives under SFAS No. 133 now codified in ASC 815-10-15, on a gross basis within other liabilities or other assets. The fair value of these commitments, while based on interest rates observable in the market, is highly dependent on the ultimate closing of the loans. These "pull-through" rates are based on both the Company's historical data and the current interest rate environment and reflect the Company's best estimate of the likelihood that a commitment will ultimately result in a closed loan. As a result of the adoption of Staff Accounting Bulletin No. 109 ("SAB No. 109"), the loan servicing value is also included in the fair value of IRLCs. Because these inputs are not transparent in market trades, IRLCs are considered to be Level 3 assets.

Derivative instruments are primarily transacted in the secondary mortgage and institutional dealer markets and priced with observable market assumptions at a mid-market valuation point, with appropriate valuation adjustments for liquidity and credit risk. For purposes of valuation adjustments to its derivative positions under FASB ASC 820-10-35, the Company has evaluated liquidity premiums that may be demanded by market participants, as well as the credit risk of its counterparties and its own credit if applicable. To date, no material losses due to a counterparty's inability to pay any net uncollateralized position has been incurred.

The credit risk associated with the underlying cash flows of an instrument carried at fair value was a consideration in estimating the fair value of certain financial instruments. Credit risk was considered in the valuation through a variety of inputs, as applicable, including, the actual default and loss severity of the collateral, and level of subordination. The assumption used to estimate credit risk applied relevant information that a market participant would likely use in valuing an instrument. Because mortgage loans held-for-sale are sold within a few weeks of origination, it is unlikely to demonstrate any of the credit weaknesses discussed above and as a result, there were no credit related adjustments to fair value at December 31, 2010.

The following tables present financial assets measured at fair value at December 21, 2010 and 2009 on a recurring basis and the change in fair value for those specific financial instruments in which fair value has been elected. The changes in the fair value of economic hedges were also recorded in mortgage banking activities and are designed to partially offset the change in fair value of the financial instruments referenced in the tables below.

| | Assets Measured at Fair Value December 31, 2010 | Fair Value Measurements at December 31, 2010 | | |
|---|---|---|---|---|
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | (In thousands) | | | |
| Debt securities issued by U.S. Government corporations and agencies | $ 26,336 | $ – | $ 26,336 | $ – |
| Debt securities issued by states and political subdivisions | 11,330 | – | 11,330 | – |
| Residential mortgage-backed securities – Agency | 123,812 | – | 123,812 | – |
| Mortgage loans held-for-sale | 155,029 | – | 155,029 | – |
| Other Assets[(1)] | 6,627 | – | – | 6,627 |
| Other Liabilities[(1)] | 446 | – | – | 446 |

*(1) This amount includes mortgage related interest rate lock commitments and derivative financial instruments to hedge interest rate risk. Interest rate lock commitments were recorded on a gross basis.*

| | Assets Measured at Fair Value December 31, 2009 | Fair Value Measurements at December 31, 2009 | | |
|---|---|---|---|---|
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | (In thousands) | | | |
| Debt securities issued by U.S. Government corporations and agencies | $63,119 | $ – | $63,119 | $ – |
| Debt securities issued by states and political subdivisions | 11,407 | – | 11,407 | – |
| Residential mortgage-backed securities – Agency | 62,391 | – | 62,391 | – |
| Mortgage loans held-for-sale | 80,869 | – | 80,869 | – |
| Other Assets[(1)] | 1,778 | – | – | 1,778 |
| Other Liabilities[(1)] | 55 | – | – | 55 |

*(1) This amount includes mortgage related interest rate lock commitments and derivative financial instruments to hedge interest rate risk. Interest rate lock commitments were recorded on a gross basis.*

| | For Items Measured at Fair Value Pursuant to Election of the Fair Value Option: Fair Value Gain (Loss) related to Mortgage Banking Activities | | | |
|---|---|---|---|---|
| | Year Ended | | Three Months Ended | |
| | December 31, 2010 | December 31, 2009 | December 31, 2010 | December 31, 2009 |
| | (In thousands) | | | |
| Mortgage loans held-for-sale | $(1,942) | $240 | $(4,548) | $(1,368) |

The tables below present a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the quarter and year ended December 31, 2010 and 2009.

| | Quarter Ended December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Other Assets[(1)] | Other Liabilities[(1)] | Other Assets[(1)] | Other Liabilities[(1)] |
| | (In thousands) | | | |
| Beginning Balance | $ 2,768 | $ (714) | $ 855 | $ (1,186) |
| Total gains (losses) included in earnings:[(2)] | | | | |
| Issuances | 6,627 | (446) | 1,778 | (55) |
| Settlements and closed loans | (1,590) | 4 | (671) | – |
| Expirations | (1,178) | 710 | (184) | 1,186 |
| Total gains (losses) included in other comprehensive income | – | – | – | – |
| Ending Balance[(3)] | $ 6,627 | $ (446) | $1,778 | $ (55) |

*(1) Includes Mortgage related interest rate lock commitments and derivative financial instruments entered into hedge interest rate risk.*
*(2) Amounts included in earnings are recorded in mortgage banking activities.*
*(3) Represents the amount included in earnings attributable to the changes in unrealized gains/losses relating to IRLCs and derivatives still held at period end.*

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Other Assets[(1)] | Other Liabilities[(1)] | Other Assets[(1)] | Other Liabilities[(1)] |
| | (In thousands) | | | |
| Beginning Balance | $ 1,778 | $ (55) | $ – | $ – |
| Total gains (losses) included in earnings:[(2)] | | | | |
| Issuances | 13,130 | (3,911) | 6,121 | (1,741) |
| Settlements and closed loans | (4,114) | 52 | (1,761) | 3 |
| Expirations | (4,167) | 3,468 | (2,582) | 1,683 |
| Total gains (losses) included in other comprehensive income | – | – | – | – |
| Ending Balance[(3)] | $ 6,627 | $ (446) | $ 1,778 | $ (55) |

*(1) Includes Mortgage related interest rate lock commitments and derivative financial instruments entered into hedge interest rate risk.*
*(2) Amounts included in earnings are recorded in mortgage banking activities.*
*(3) Represents the amount included in earnings attributable to the changes in unrealized gains/losses relating to IRLCs and derivatives still held at period end.*

The following tables present the assets that are measured at fair value on a non-recurring basis by level within the fair value hierarchy as reported on the consolidated statements of financial position at December 31, 2010 and 2009.

| | Fair Value Measurements at December 31, 2010 | | | | |
|---|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets for Identical Assets Level 1 | Significant Other Observable Inputs Level 2 | Significant Unobservable Inputs Level 3 | Valuation Allowance |
| | | | (In thousands) | | |
| Impaired loans | $ 61,235 | $ – | $ – | $61,235 | $(8,632) |
| ORE | 20,525 | – | – | 20,525 | (6,403) |
| Mortgage servicing rights | 5,495 | – | – | 5,495 | (85) |
| SBA servicing rights | 2,624 | – | – | 2,624 | (203) |

| | Fair Value Measurements at December 31, 2009 | | | | |
|---|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets for Identical Assets Level 1 | Significant Other Observable Inputs Level 2 | Significant Unobservable Inputs Level 3 | Valuation Allowance |
| | | | (In thousands) | | |
| SBA loans held-for-sale | $ 4,807 | $ – | $ – | $ 4,807 | $ (87) |
| Impaired loans | 75,971 | – | – | 75,971 | (6,038) |
| ORE | 21,780 | – | – | 21,780 | (3,976) |
| Mortgage servicing rights | 875 | – | – | 875 | (83) |

SBA loans held-for-sale are measured at the lower of cost or fair value. Fair value is based on recent trades for similar loan pools as well as offering prices for similar assets provided by buyers in the SBA secondary market. If the cost of a loan is determined to be less than the fair value of similar loans, the impairment is recorded by the establishment of a reserve to reduce the value of the loan.

Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of cost or fair value. For collateral dependent loans, fair value is measured based on the value of the collateral securing these loans and is classified as a Level 3 in the fair value hierarchy. Collateral may include real estate or business assets, including equipment, inventory and account receivable. The value of real estate collateral is determined based on an appraisal by qualified licensed appraisers hired by the Company. If significant, the value of business equipment is based on an appraisal by qualified licensed appraisers hired by the Company otherwise, the equipment's net book value on the business' financial statements is the basis for the value of business equipment. Inventory and accounts receivable collateral are valued based on independent field examiner review or aging reports. Appraised and reported values may be discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business. Impaired loans are evaluated on at least a quarterly basis for additional impairment and adjusted accordingly.

Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value less estimated selling costs. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3. Appraised and reported values may be discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business.

SBA servicing rights are initially recorded at fair value when loans are sold service retained. These assets are then amortized in proportion to and over the period of estimated net servicing income. On a monthly basis these servicing assets are assessed for impairment based on fair value. Management determines fair value by stratifying the servicing portfolio into homogeneous subsets with unique behavior characteristics, converting those characteristics into income and expense streams, adjusting those streams for prepayments, present valuing the adjusted streams, and combining the present values into a total. If the cost basis of any loan stratification tranche is higher than the present value of the tranche, an impairment is recorded.

Mortgage servicing rights are initially recorded at fair value when mortgage loans are sold servicing retained. These assets are then amortized in proportion to and over the period of estimated net servicing income. On a monthly basis these servicing assets are assessed for impairment based on fair value. Management determines fair value by stratifying the servicing portfolio into homogeneous subsets with unique behavior characteristics, converting those characteristics into income and expense streams, adjusting those streams for prepayments, present valuing the adjusted streams, and combining the present values into a total. If the cost basis of any loan stratification tranche is higher than the present value of the tranche, an impairment is recorded.

Management makes certain estimates and assumptions related to costs to service varying types of loans and pools of loans, prepayment speeds, the projected lives of loans and pools of loans sold servicing retained, and discount factors used in calculating the present values of servicing fees projected to be received. No less frequently than quarterly, management reviews the status of all loans and pools of servicing assets to determine if there is any impairment to those assets due to such factors as earlier than estimated repayments or significant prepayments. Any impairment identified in these assets will result in reductions in their carrying values through a valuation allowance and a corresponding increase in operating expenses.

The following tables present the difference between the aggregate fair value and the aggregate unpaid principal balance of loans held-for-sale for which the fair value option has been elected as of December 31, 2010 and 2009. The table also includes the difference between aggregate fair value and the aggregate unpaid principal balance of loans that are 90 days or more past due, as well as loans in nonaccrual status.

| | December 31, 2010 | | | December 31, 2009 | | |
|---|---|---|---|---|---|---|
| | **Aggregate Fair Value** | **Aggregate Unpaid Principal Balance Under FVO** | **Fair value over/(under) unpaid principal** | **Aggregate Fair Value** | **Aggregate Unpaid Principal Balance Under FVO** | **Fair value over/(under) unpaid principal** |
| | | | *(In thousands)* | | | |
| Loans held-for-sale | **$155,029** | **$156,971** | **$ (1,942)** | $80,869 | $80,629 | $ 240 |
| Past due loans of 90+ days | – | – | – | – | – | – |
| Nonaccrual loans | – | – | – | – | – | – |

SFAS 107, "Disclosures about Fair Value of Financial Instruments," ("SFAS 107") now codified in ASC 825-10-50 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on settlements using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instrument. ASC 825-10-50 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

| | December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | *(In thousands)* | | | |
| **Financial Instruments (Assets):** | | | | |
| Cash and due from banks | $ 47,242 | $ 47,242 | $ 170,692 | $ 170,692 |
| Federal funds sold | 517 | 517 | 428 | 428 |
| Investment securities available-for-sale | 161,478 | 161,478 | 136,917 | 136,917 |
| Investment securities held-to-maturity | 14,110 | 14,926 | 19,326 | 19,942 |
| Investment in FHLB stock | 6,542 | 6,542 | 6,767 | 6,767 |
| Total loans | 1,585,188 | 1,469,404 | 1,391,018 | 1,283,330 |
| Total financial instruments (assets) | | $1,700,109 | 1,725,148 | $1,618,076 |
| Non-financial instruments (assets) | 130,223 | | 126,372 | |
| Total assets | $1,945,300 | | $1,851,520 | |
| **Financial Instruments (Liabilities):** | | | | |
| Noninterest-bearing demand deposits | $ 185,614 | $185,614 | $ 157,511 | $ 157,511 |
| Interest-bearing deposits | 1,427,634 | 1,433,558 | 1,393,214 | 1,402,637 |
| Total deposits | 1,613,248 | 1,619,172 | 1,550,725 | 1,560,148 |
| Short-term borrowings | 32,977 | 32,977 | 41,870 | 41,143 |
| Subordinated debt | 67,527 | 63,279 | 67,527 | 60,573 |
| Other long-term debt | 75,000 | 75,457 | 50,000 | 51,017 |
| Total financial instruments (liabilities) | 1,788,752 | $1,790,885 | 1,710,122 | $1,712,881 |
| Non-financial instruments (liabilities and shareholders' equity) | 156,548 | | 141,398 | |
| Total liabilities and shareholders' equity | $1,945,300 | | $1,851,520 | |

The carrying amounts reported in the consolidated balance sheets for cash, due from banks, and Federal funds sold approximate the fair values of those assets. For investment securities, fair value equals quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or dealer quotes.

Ownership in equity securities of bankers' bank (FHLB stock) is restricted and there is no established market for their resale. The carrying amount is a reasonable estimate of fair value.

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type. The fair value of performing loans is calculated by discounting scheduled cash flows through the remaining maturities using estimated market discount rates that reflect the credit and interest rate risk inherent in the loans along with a market risk premium and liquidity discount.

Fair value for significant nonperforming loans is estimated taking into consideration recent external appraisals of the underlying collateral for loans that are collateral dependent. If appraisals are not available or if the loan is not collateral dependent, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

The fair value of deposits with no stated maturities, such as noninterest-bearing demand deposits, savings, interest-bearing demand, and money market accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows based on the discount rates currently offered for deposits of similar remaining maturities.

The carrying amounts reported in the consolidated balance sheets for short-term debt approximate those liabilities' fair values.

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities.

For off-balance sheet instruments, fair values are based on rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing for loan commitments and letters of credit. Fees related to these instruments were immaterial at December 31, 2010 and 2009, and the carrying amounts represent a reasonable approximation of their fair values. Loan commitments, letters and lines of credit, and similar obligations typically have variable interest rates and clauses that deny funding if the customer's credit quality deteriorates. Therefore, the fair values of these items are not significant and are not included in the foregoing schedule.

This presentation excludes certain financial instruments and all nonfinancial instruments. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles, and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

## 16. Financial Instruments With Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments, which include commitments to extend credit and letters of credit, involve to varying degrees elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss, in the event of nonperformance by customers for commitments to extend credit and letters of credit, is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for recorded loans. Loan commitments and other off-balance sheet exposures are evaluated by Credit Review quarterly and reserves are provided for risk as deemed appropriate.

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby and import letters of credit are commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments as deemed necessary.

The Company has undertaken certain guarantee obligations for commitments to extend credit and letters of credit that have certain characteristics as specified by FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34" now codified in ASC 460-10-05. As noted in Note 15, the fair value of credit and letters of credit are insignificant to the Company.

Financial instruments with off-balance sheet risk at December 31, 2010, are summarized as follows:

**Financial Instruments Whose Contract Amounts Represent Credit Risk:**

| | December 31, 2010 |
|---|---|
| | *(In thousands)* |
| Loan commitments: | |
| Commercial real estate, construction and land development | $ 30,994 |
| Commercial | 59,090 |
| SBA | 7,492 |
| Home equity | 44,029 |
| Mortgage loans | 54,651 |
| Lines of credit | 1,536 |
| Standby letters of credit and bankers acceptances | 3,392 |
| Federal funds line | – |
| Total loan commitments | $201,184 |

## 17. Derivative Financial Instruments

The Company maintains a risk management program to manage interest rate risk and pricing risk associated with its mortgage lending activities. The risk management program includes the use of forward contracts and other derivatives that are recorded in the financial statements at fair value and are used to offset changes in value of the mortgage inventory due to changes in market interest rates. As a normal part of its operations, the Company enters into derivative contracts to economically hedge risks associated with overall price risk related to IRLCs and mortgage loans held-for-sale carried at fair value under ASC 825-10-25. Fair value changes occur as a result of interest rate movements as well as changes in the value of the associated servicing. Derivative instruments used include forward sale commitments and IRLCs. All derivatives are carried at fair value in the Consolidated Balance Sheets in other assets or other liabilities. A gross gain of $4.8 million and a gross loss of $392,000 for the year ended December 31, 2010 associated with the forward sales commitments and IRLCs are recorded in the Consolidated Statements of Operations in mortgage banking activities.

The Company's risk management derivatives are based on underlying risks primarily related to interest rates and forward sales commitments. Forwards are contracts for the delayed delivery or net settlement of an underlying instrument, such as a mortgage loan, in which the seller agrees to deliver on a specified future date, either a specified instrument at a specified price or yield or the net cash equivalent of an underlying instrument. These hedges are used to preserve the Company's position relative to future sales of loans to third parties in an effort to minimize the volatility of the expected gain on sale from changes in interest rate and the associated pricing changes.

## 18. Certain Transfers of Financial Assets

The Company has transferred certain residential mortgage loans, SBA loans, and indirect loans in which the Company has continuing involvement to third parties. The Company has not engaged in securitization activities with respect to such loans. All such transfers have been accounted for as sales by the Company. The Company's continuing involvement in such transfers has been limited to certain servicing responsibilities. The Company is not required to provide additional financial support to any of these entities, nor has the Company provided any support it was not obligated to provide. Servicing rights may give rise to servicing assets, which are initially recognized at fair value, subsequently amortized, and tested for impairment. Gains or losses upon sale, in addition to servicing fees and collateral management fees, are recorded in noninterest income.

The majority of the indirect automobile loan pools and certain SBA and residential mortgage loans are sold with servicing retained. When the contractually specific servicing fees on loans sold servicing retained are expected to be more than adequate compensation to a servicer for performing the servicing, a capitalized servicing asset is recognized based on fair value. When the expected costs to a servicer for performing loan servicing are not expected to adequately compensate a servicer, a capitalized servicing liability is recognized based on fair value. Servicing assets and servicing liabilities are amortized over the expected lives of the serviced loans utilizing the interest method. Management makes certain estimates and assumptions related to costs to service varying types of loans and pools of loans, prepayment speeds, the projected lives of loans and pools of loans sold servicing retained, and discount factors used in calculating the present values of servicing fees projected to be received.

At December 31, 2010, 2009, and 2008 the total fair value of servicing for mortgage loans was $6.3 million, $977,000, and zero, respectively. The fair of servicing for SBA loans at December 31, 2010, 2009 and 2008 was $3.8 million, $3.5 million and $2.9 million, respectively. To estimate the fair values of these servicing assets, consideration was given to dealer indications of market value, where applicable, as well as the results of discounted cash flow models using key assumptions and inputs for prepayment rates, credit losses, and discount rates. Carrying value of these servicing assets is shown below.

| | December 31, | |
|---|---|---|
| | **2010** | **2009** |
| | *(In thousands)* | |
| Mortgage servicing | **$5,495** | $ 875 |
| SBA servicing | **2,624** | 2,405 |
| Indirect servicing | **405** | 472 |
| | **$8,524** | $3,752 |

There are two primary classes of loan servicing rights for which the Company separately manages the economic risks: residential mortgage and SBA. Residential mortgage servicing rights and SBA loan servicing rights are initially recorded at fair value and then accounted for at the lower of cost or market and amortized in proportion to, and over the estimated period that net servicing income is expected to be received based on projections of the amount and timing of estimated future net cash flows. The amount and timing of estimated future net cash flows are updated based on actual results and updated projections. Fidelity periodically evaluates its loan servicing rights for impairment.

*Residential Mortgage Loans*

The Company typically sells first lien residential mortgage loans to third party investors including Fannie Mae. Certain of these loans are exchanged for cash and servicing rights, which generate servicing assets for the Company. The servicing assets are recorded initially at fair value. As seller, the Company has made certain standard representations and warranties with respect to the originally transferred loans. The Company estimates its reserves under such arrangements predominantly based on prior experience. To date, the Company's actual buy-backs as well as asserted claims under these provisions have been de minimus.

During 2010 and 2009, Fidelity sold residential mortgage loans with unpaid principal balances of $457.5 million and $90.2 million, respectively on which Fidelity retained the related mortgage servicing rights (MSRs) and receives servicing fees. At December 31, 2010 and 2009, the approximate weighted average servicing fee was .25% of the outstanding balance of the residential mortgage loans. The weighted average coupon interest rate on the portfolio of mortgage loans serviced for others was 4.43% and 4.99% at December 31, 2010 and 2009, respectively.

The following is an analysis of the activity in Fidelity's residential MSR and impairment for the years ended December 31, 2010 and 2009:

| | Years Ended December 31, | |
|---|---|---|
| | **2010** | **2009** |
| | *(In thousands)* | |
| **Residential Mortgage Servicing Rights** | | |
| Carrying value January 1 | **$ 875** | $ – |
| Additions | **4,995** | 1,020 |
| Amortization | **(373)** | (62) |
| Impairment, net | **(2)** | (83) |
| Carrying value, December 31 | **$5,495** | $ 875 |

| | Years Ended December 31, | |
|---|---|---|
| | **2010** | **2009** |
| | *(In thousands)* | |
| **Residential Mortgage Servicing Impairment** | | |
| Balance, January 1 | **$ 83** | $ – |
| Additions | **556** | 83 |
| Recoveries | **(554)** | – |
| Balance, December 31 | **$ 85** | $ 83 |

Fidelity uses assumptions and estimates in determining the impairment of capitalized MSRs. These assumptions include prepayment speeds and discount rates commensurate with the risks involved and comparable to assumptions used by market participants to value and bid MSRs available for sale in the market. At December 31, 2010, the sensitivity of the current fair value of the residential mortgage servicing rights to immediate 10% and 20% adverse changes in key economic assumptions are included in the accompanying table.

| | December 31, 2010 |
|---|---|
| | *(Dollars in thousands)* |
| **Residential Mortgage Servicing Rights** | |
| Fair Value of Residential Mortgage Servicing Rights | $6,280 |
| Composition of Residential Loans Serviced for Others: | |
| Fixed-rate mortgage loans | 97% |
| Adjustable-rate mortgage loans | 3% |
| Total | 100% |
| Weighted Average Remaining Term | 25.3 years |
| Prepayment Speed | 8.89% |
| Effect on fair value of a 10% increase | $ (213) |
| Effect on fair value of a 20% increase | (408) |
| Weighted Average Discount Rate | 9.34% |
| Effect on fair value of a 10% increase | $ (189) |
| Effect on fair value of a 20% increase | (364) |

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. As indicated, changes in value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in value may not be linear. Also, in this table, the effect of an adverse variation in a particular assumption on the value of the MSRs is calculated without changing any other assumption; while in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments), which may magnify or counteract the effect of the change.

Information about the asset quality of mortgage loans managed by Fidelity is shown below.

| | December 31, 2010 | | | |
|---|---|---|---|---|
| | Unpaid | Delinquent (days) | | |
| | Principal | 30 to 89 | 90+ | Charge-offs |
| | | *(In thousands)* | | |
| Loan Servicing Portfolio | $522,552 | $ 944 | $ – | $ – |
| Mortgage Loans Held-for-Sale | 156,971 | – | – | – |
| Mortgage Loans Held-for-Investment | 28,664 | 588 | 280 | 243 |
| Total Residential Mortgages Serviced | $708,187 | $1,532 | $280 | $243 |

*SBA Loans*

Certain transfers of SBA loans were executed with third parties. These SBA loans, which are typically partially guaranteed or otherwise credit enhanced, are generally secured by business property such as inventory, equipment and accounts receivable. As seller, the Company had made certain representations and warranties with respect to the originally transferred loans and the Company has not incurred any material losses with respect to such representations and warranties.

Consistent with the updated guidance on accounting for transfers of financial assets, because the Company warrants the borrower will make all scheduled payments for the first 90 days following the sale of certain SBA loans, all sales in the fourth quarter of 2010 were accounted for as secured borrowings which results in an increase in Cash for the proceeds of the borrowing and an increase in Other Short-Term Borrowings on the Consolidated Balance Sheet. No gain or loss is recognized for the proceeds of secured borrowings. When the 90 day warranty period expires, the secured borrowing is reduced, loans are reduced, and a gain or loss on sale is recorded in SBA Lending Activities in the Consolidated Statement of Operations.

During 2010 and 2009, Fidelity sold SBA loans with unpaid principal balances of $24.5 million and $16.7 million, respectively. Fidelity retained the related loan servicing rights and receives servicing fees. At December 31, 2010 and 2009, the approximate weighted average servicing fee was .89% and 1.04%, respectively, of the outstanding balance of the SBA loans. The weighted average coupon interest rate on the portfolio of loans serviced for others was 4.24% and 4.10% at December 31, 2010 and 2009, respectively.

The following is an analysis of the activity in Fidelity's SBA loan servicing rights and impairment for the years ended December 31, 2010 and 2009:

| | Years Ended December 31, | |
|---|---|---|
| | **2010** | **2009** |
| | *(In thousands)* | |
| **SBA Loan Servicing Rights** | | |
| Carrying value, January 1 | **$2,405** | $2,392 |
| Additions | **909** | 624 |
| Amortization | **(582)** | (516) |
| Impairment, Net | **(108)** | (95) |
| Carrying value, December 31 | **$2,624** | $2,405 |

| | Years Ended December 31, | |
|---|---|---|
| | **2010** | **2009** |
| | *(In thousands)* | |
| **SBA Servicing Rights Impairment** | | |
| Balance, January 1 | **$ 95** | $ – |
| Additions | **197** | 95 |
| Recoveries | **(89)** | – |
| Balance, December 31 | **$203** | $95 |

SBA loan servicing rights are recorded on the Consolidated Balance Sheet at the lower of cost or market and are amortized in proportion to, and over the estimated period that, net servicing income is expected to be received based on projections of the amount and timing of estimated future net cash flows. The amount and timing of estimated future net cash flows are updated based on actual results and updated projections. Fidelity periodically evaluates its loan servicing rights for impairment.

Fidelity uses assumptions and estimates in determining the impairment of capitalized SBA loan servicing rights. These assumptions include prepayment speeds and discount rates commensurate with the risks involved and comparable to assumptions used by market participants to value and bid servicing rights available for sale in the market. At December 31, 2010, the sensitivity of the current fair value of the SBA loan servicing rights to immediate 10% and 20% adverse changes in key economic assumptions are included in the accompanying table.

| | December 31, 2010 |
|---|---|
| | *(Dollars in thousands)* |
| **SBA Loan Servicing Rights** | |
| Fair Value of SBA Loan Servicing Rights | $3,816 |
| Composition of SBA Loans Serviced for Others: | |
| Fixed-rate SBA loans | –% |
| Adjustable-rate SBA loans | 100% |
| Total | 100% |
| Weighted Average Remaining Term | 20.0 years |
| Prepayment Speed | 4.32% |
| Effect on fair value of a 10% increase | $ (88) |
| Effect on fair value of a 20% increase | (171) |
| Weighted Average Discount Rate | 4.35% |
| Effect on fair value of a 10% increase | $ (160) |
| Effect on fair value of a 20% increase | (244) |

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. As indicated, changes in value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in value may not be linear. Also in this table, the effect of an adverse variation in a particular assumption on the value of the SBA servicing rights is calculated without changing any other assumption; while in reality, changes in one factor may magnify or counteract the effect of the change.

Information about the asset quality of SBA loans managed by Fidelity is shown below.

| | December 31, 2010 | | | |
|---|---|---|---|---|
| | Unpaid Principal | Delinquent (days) 30 to 89 | Delinquent (days) 90+ | Charge-offs |
| | *(In thousands)* | | | |
| SBA Serviced for Others Portfolio | $104,991 | $ 1,527 | $ – | $ – |
| SBA Loans Held-for-Sale | 24,869 | – | – | – |
| SBA Loans Held-for-Investment | 93,530 | 1,649 | 3,292 | 376 |
| Total SBA Loans Serviced | $223,390 | $3,176 | $3,292 | $376 |

*Indirect Loans*

The Bank purchases, on a nonrecourse basis, consumer installment contracts secured by new and used vehicles purchased by consumers from franchised motor vehicle dealers and selected independent dealers located throughout the Southeast. A portion of the indirect automobile loans the Bank originates is sold with servicing retained. Certain of these loans are exchanged for cash and servicing rights, which generate servicing assets for the Company. The servicing assets are recorded initially at fair value. As seller, the Company has made certain standard representations and warranties with respect to the originally transferred loans. The amount of loans repurchased has been de minimus.

## 19. Other Assets, Other Liabilities and Other Operating Expenses

Other assets and other liabilities at December 31, 2010 and 2009, consisted of the following:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| | *(In thousands)* | |
| **Other Assets:** | | |
| Receivables and prepaids | **$ 2,592** | $ 2,379 |
| Prepaid taxes | **91** | 7,380 |
| Prepaid FDIC Insurance | **9,735** | 13,030 |
| Deferred tax assets, net | **16,529** | 13,060 |
| Common stock of trust preferred securities subsidiaries | **2,027** | 2,027 |
| Investment in Georgia tax credits | **1,050** | 1,252 |
| Florida bank charter | **1,289** | 1,289 |
| Servicing assets | **8,524** | 3,752 |
| Fair value of mortgage-related derivatives | **6,627** | 1,778 |
| Other | **3,459** | 3,663 |
| Total | **$51,923** | $49,610 |
| **Other Liabilities:** | | |
| Payables and accrued expenses | **$ 3,963** | $ 2,727 |
| Taxes payable | **2,185** | 188 |
| Other | **6,916** | 4,294 |
| Total | **$13,064** | $ 7,209 |

Other expenses for the years ended December 31, 2010, 2009, and 2008, consisted of the following:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | | (In Thousands) | |
| **Other Operating Expenses:** | | | |
| Employee expenses | $ 997 | $ 831 | $ 720 |
| ATM, check card fees | 510 | 481 | 545 |
| Advertising and promotion | 995 | 738 | 645 |
| Stationery, printing and supplies | 746 | 624 | 647 |
| Other insurance expense | 1,067 | 688 | 344 |
| Visa litigation expense | – | – | (415) |
| Other operating expenses | 4,687 | 3,739 | 3,539 |
| Total | $9,002 | $7,101 | $6,025 |

## 20. Condensed Financial Information of Fidelity Southern Corporation (Parent Company Only)

### Condensed Balance Sheets

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | (In Thousands) | |
| **Assets:** | | |
| Cash | $ 8,156 | $ 7,784 |
| Land | 109 | 109 |
| Investment in bank subsidiary | 188,175 | 174,764 |
| Investments in and amounts due from nonbank subsidiaries | 2,363 | 2,274 |
| Subordinated loans to subsidiaries | 10,000 | 10,000 |
| Other assets | 573 | 3,545 |
| Total assets | $209,376 | $198,476 |
| **Liabilities:** | | |
| Long-term debt | $ 67,527 | $ 67,527 |
| Other liabilities | 1,338 | 1,264 |
| Total liabilities | 68,865 | 68,791 |
| **Shareholders' Equity:** | | |
| Preferred stock | 45,578 | 44,696 |
| Common stock | 57,542 | 53,342 |
| Accumulated other comprehensive gain (loss), net of tax | 458 | (64) |
| Retained earnings | 36,933 | 31,711 |
| Total shareholders' equity | 140,511 | 129,685 |
| Total liabilities and shareholders' equity | $209,376 | $198,476 |

## Condensed Statements of Operations

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | | (In thousands) | |
| **Interest Income:** | | | |
| Deposits in bank | $ 14 | $ 45 | $ 295 |
| Subordinated loan to bank | 349 | 403 | 659 |
| Total interest income | 363 | 448 | 954 |
| **Interest Expense – Long-term debt** | 4,485 | 4,633 | 5,267 |
| **Net Interest Expense** | (4,122) | (4,185) | (4,313) |
| **Noninterest Income:** | | | |
| Lease income | 65 | 65 | 140 |
| Dividends from subsidiaries | – | – | 2,460 |
| Management fees | 635 | 600 | 664 |
| Other | 134 | 138 | 448 |
| Total noninterest income | 834 | 803 | 3,712 |
| **Noninterest Expense** | 986 | 878 | 662 |
| Loss before income taxes and equity in undistributed income of subsidiaries | (4,274) | (4,260) | (1,263) |
| Income tax benefit | (1,613) | (1,619) | (1,414) |
| Income before equity in undistributed income of subsidiaries | (2,661) | (2,641) | 151 |
| Equity in undistributed income of subsidiaries | 12,794 | (1,214) | (12,387) |
| **Net Income (Loss)** | $10,133 | $(3,855) | $(12,236) |

## Condensed Statements of Cash Flows

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | | (In thousands) | |
| **Operating Activities:** | | | |
| Net income (loss) | $ 10,133 | $ (3,855) | $(12,236) |
| Equity in undistributed income of subsidiaries | (12,794) | 1,214 | 12,387 |
| Gain on sale of land | – | – | (291) |
| Proceeds from sale of land | – | 80 | 521 |
| Decrease (increase) in other assets | 2,972 | (2,451) | (35) |
| Increase in other liabilities | 74 | 205 | 7 |
| Net cash flows provided by (used in) operating activities | 385 | (4,807) | 353 |
| **Investing Activities:** | | | |
| Net increase in loans to and investment in subsidiaries | – | – | (52,000) |
| Net cash flows used in investing activities | – | – | (52,000) |
| **Financing Activities:** | | | |
| Issuance of preferred stock | – | – | 48,200 |
| Issuance of Common Stock | 2,406 | 516 | 828 |
| Preferred dividends paid | (2,410) | (2,410) | – |
| Common dividends paid | (9) | (3) | (1,783) |
| Net cash flows (used in) provided by financing activities | (13) | (1,897) | 47,245 |
| Net increase (decrease) in cash | 372 | (6,704) | (4,402) |
| Cash, beginning of year | 7,784 | 14,488 | 18,890 |
| Cash, end of year | $ 8,156 | $ 7,784 | $ 14,488 |

**Item 9.** ***Changes In and Disagreements With Accountants On Accounting and Financial Disclosure.***

None

**Item 9A.** ***Controls and Procedures***

**Report of Management on Internal Control Over Financial Reporting**

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of internal control over financial reporting as of December 31, 2010, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

**Evaluation of Disclosure Controls and Procedures**

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, Fidelity carried out an evaluation, with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined under Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, Fidelity's Chief Executive Officer and Chief Financial Officer concluded that Fidelity's disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

**Changes in Internal Control over Financial Reporting**

There has been no change in Fidelity's internal control over financial reporting during the three months ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect, Fidelity's internal control over financial reporting.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Fidelity Southern Corporation

We have audited Fidelity Southern Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Fidelity Southern Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fidelity Southern Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fidelity Southern Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 17, 2011, expressed an unqualified opinion thereon.

Ernst + Young LLP

Atlanta, Georgia
March 17, 2011

**Item 9B.** ***Other Information***

None.

## PART III

**Item 10.** ***Directors, Executive Officers and Corporate Governance***

The information required by Item 10 is incorporated herein by reference to the information that appears under the headings "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Ethics," and "Meetings and Committees of the Board of Directors," in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders ("Proxy Statement"). Pursuant to instruction 3 to paragraph (b) of Item 401 of Regulation S-K, information relating to the executive officers of Fidelity is included in Item 1 of this Annual Report on Form 10-K.

The Conflict of Interest/Code of Ethics Policy of the registrant is set forth on our website at www.fidelitysouthern.com.

**Item 11.** ***Executive Compensation***

The information required by Item 11 is incorporated herein by reference to the information that appears under the headings "Executive Compensation," "Compensation Committee Report," and "Compensation Committee Interlocks and Insider Participation" in the Company's Proxy Statement.

**Item 12.** ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by Item 12 is incorporated herein by reference to the information that appears under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement. Information relating to the Company's equity compensation plans is included in Item 5 of this Annual Report on Form 10-K under the heading "Equity Compensation Plan Information".

**Item 13.** ***Certain Relationships and Related Transactions and Director Independence***

The information required by Item 13 is incorporated herein by reference to the information that appears under the headings "Election of Directors" and "Certain Relationships and Related Party Transactions" in the Company's Proxy Statement.

**Item 14.** ***Principal Accountant Fees and Services***

The information required by Item 14 is incorporated by reference to the information that appears under the heading "Fees Paid by Fidelity to Ernst & Young" in the Company's Proxy Statement.

## PART IV

**Item 15.** ***Exhibits, Financial Statement Schedules***

(a) *Documents filed as part of this Report*

(1) Financial Statements
(2) Financial Statement Schedules
All financial statement schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements and the Notes thereto in Item 8 above.
(3) Exhibits
The exhibits filed herewith or incorporated by reference to exhibits previously filed with the SEC are set forth in Item 15(b)

(b) *Exhibits*
The following exhibits are required to be filed with this Report by Item 601 of Regulation S-K.

| Exhibit No. | Name of Exhibit |
|---|---|
| 3(a) | Amended and Restated Articles of Incorporation of Fidelity Southern Corporation, as amended effective December 16, 2008 (incorporated by reference from Exhibit 3(a) to Fidelity Southern Corporation's Form 10-K filed March 16, 2009) |

| | |
|---|---|
| 3(b) | Articles of Amendment to the Articles of Incorporation of Fidelity Southern Corporation (incorporated by reference from Exhibit 3.1 to Fidelity Southern Corporation's Form 8-K filed November 18, 2010) |
| 3(c) | Bylaws of Fidelity Southern Corporation, as amended (incorporated by reference from Exhibit 3(b) to Fidelity Southern Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007) |
| 3(d) | Amendment to Bylaws of Fidelity Southern Corporation (incorporated by reference from Exhibit 3.2 to Fidelity Southern Corporation's Form 8-K filed November 18, 2010) |
| 4(a) | See Exhibits 3(a) and 3(b) for provisions of the Amended and Restated Articles of Incorporation, as amended, and Bylaws, which define the rights of the shareholders. |
| 4(b) | Tax Benefits Preservation Plan dated as of November 19, 2010 between Fidelity Southern Corporation and Mellon Investor Services LLC as Rights Agent (incorporated by reference from Exhibit 4.1 to Fidelity Southern Corporation's form 8-K filed November 18, 2010) |
| 10(a)# | Fidelity Southern Corporation Defined Contribution Master Plan and Trust Agreement and related Adoption Agreement, as amended (incorporated by reference from Exhibit 10(a) to Fidelity Southern Corporation's Registration Statement on Form 10, Commission File No. 0-22374) |
| 10(b)# | Amended and Restated Supplemental Deferred Compensation Plan (incorporated by reference from Exhibit 10.7 to Fidelity Southern Corporation's Form 8-K filed January 25, 2006) |
| 10(c)# | Fidelity Southern Corporation 1997 Stock Option Plan (incorporated by reference from Exhibit A to Fidelity Southern Corporation's Proxy Statement, dated April 21, 1997, for the 1997 Annual Meeting of Shareholders) |
| 10(d)# | Fidelity Southern Corporation Equity Incentive Plan dated April 27, 2006, (incorporated by reference from Exhibit 10.1 to Fidelity Southern Corporation's Form 8-K filed May 3, 2006) |
| 10(e)# | Forms of Stock Option Agreements for the Fidelity Southern Corporation Equity Incentive Plan dated April 27, 2006 (incorporated by reference from Exhibit 10.1 to Fidelity Southern Corporation's Form 8-K filed January 18, 2007) |
| 10(f)# | Employment Agreement among Fidelity, the Bank and James B. Miller, Jr., dated as of January 18, 2007 (incorporated by reference from Exhibit 10.1 to Fidelity Southern Corporation's Form 8-K filed January 22, 2007) |
| 10(g)# | Employment Agreement among Fidelity, the Bank and H. Palmer Proctor, Jr., dated as of January 18, 2007 (incorporated by reference from Exhibit 10.2 to Fidelity Southern Corporation's Form 8-K filed January 22, 2007) |
| 10(h)# | Executive Continuity Agreement among Fidelity, the Bank and James B. Miller, Jr., dated as of January 19, 2006 (incorporated by reference from Exhibit 10.3 to Fidelity Southern Corporation's Form 8-K filed January 25, 2006) |
| 10(i)# | Executive Continuity Agreement among Fidelity, the Bank and H. Palmer Proctor, Jr., dated as of January 19, 2006 (incorporated by reference from Exhibit 10.4 to Fidelity Southern Corporation's Form 8-K filed January 25, 2006) |
| 10(j)# | Executive Continuity Agreement among Fidelity, the Bank and Stephen H. Brolly dated as of May 22, 2006 (incorporated by reference from Exhibit 10(j) to Fidelity Southern Corporation's Form 10-K filed March 16, 2009) |
| 10(k)# | Executive Continuity Agreement among Fidelity, the Bank and David Buchanan dated as of January 19, 2006 (incorporated by reference from Exhibit 10.6 to Fidelity Southern Corporation's Form 8-K filed January 25, 2006) |
| 10(l)# | Form of 2010 Incentive Compensation Plan among Fidelity, the Bank and James B. Miller, Jr., H. Palmer Proctor, Jr., Stephen H. Brolly and David Buchanan dated as of January 22, 2009 (incorporated by reference from Exhibit 99.2, 99.3, 99.4, and 99.5 to Fidelity Southern Corporation's Form 8-K filed January 27, 2010) |
| 10(m)# | Director Compensation Arrangements (incorporated by reference for Exhibit 10(j) to Fidelity Southern Corporation's Annual Report on Form 10-K for the year ended December 31, 2005) |

| | |
|---|---|
| 10(n) | Warrant to Purchase up to 2,266,458 shares of Common Stock, dated December 19, 2008 (incorporated by reference from Exhibit 4.1 to Fidelity Southern Corporation's Form 8-K filed December 19, 2008) |
| 10(o) | Letter Agreement, dated December 19, 2008, including Securities Purchase Agreement — Standard Terms, incorporated by reference therein, between the Company and the United States Department of the Treasury (incorporated by reference from Exhibit 10.1 to Fidelity Southern Corporation's Form 8-K filed December 19, 2008) |
| 10(p)# | Form of Senior Executive Officer Agreement (incorporated by reference from Exhibit 10.1 to Fidelity Southern Corporation's Form 8-K filed December 19, 2008) |
| 10(q)# | Amendment to employment agreement among Fidelity, the Bank and James B. Miller, Jr., dated as of January 21, 2010 (incorporated by reference from Exhibit 99.2 to Fidelity Southern Corporation's Form 8-K filed January 27, 2010) |
| 10(r)# | Amendment to employment agreement among Fidelity, the Bank and H. Palmer Proctor, Jr., dated as of January 21, 2010 (incorporated by reference from Exhibit 99.2 to Fidelity Southern Corporation's Form 8-K filed January 27, 2010) |
| 21 | Subsidiaries of Fidelity Southern Corporation |
| 23 | Consent of Ernst & Young LLP |
| 24 | Powers of Attorney (included on signature page hereto) |
| 31.1 | Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 99.1 | Principal Executive Officer's Certificate pursuant to 31 CFR 30.15 relative to the participation of Fidelity Southern Corporation in the Capital Purchase Program. |
| 99.2 | Principal Financial Officer's Certificate pursuant to 31 CFR 30.15 relative to the participation of Fidelity Southern Corporation in the Capital Purchase Program. |

# Indicates director and management contracts or compensatory plans or arrangements.

(c) *Financial Statement Schedules.*
See Item 15 (a) (2) above.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Fidelity Southern Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELITY SOUTHERN CORPORATION

By: /s/ JAMES B. MILLER, JR.
JAMES B. MILLER, JR.
Chief Executive Officer and
Chairman of the Board
(Principal Executive Officer)

By: /s/ STEPHEN H. BROLLY
STEPHEN H. BROLLY
Chief Financial Officer
(Principal Financial and Accounting Officer)

March 17, 2011

## POWER OF ATTORNEY AND SIGNATURES

Know all men by these presents, that each person whose signature appears below constitutes and appoints James B. Miller, Jr. and Stephen H. Brolly, or either of them, as attorney-in-fact, with each having the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Fidelity Southern Corporation and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ JAMES B. MILLER, JR.<br>James B. Miller, Jr. | Chairman of the Board and Director (Principal Executive Officer) | March 17, 2011 |
| /s/ STEPHEN H. BROLLY<br>Stephen H. Brolly | Chief Financial Officer (Principal Financial and Accounting Officer) | March 17, 2011 |
| /s/ DAVID R. BOCKEL<br>Major General (Ret) David R. Bockel | Director | March 17, 2011 |
| /s/ WM. MILLARD CHOATE<br>Wm. Millard Choate | Director | March 17, 2011 |
| /s/ DONALD A. HARP, JR.<br>Dr. Donald A. Harp, Jr. | Director | March 17, 2011 |
| /s/ KEVIN S. KING<br>Kevin S. King | Director | March 17, 2011 |
| /s/ WILLIAM C. LANKFORD, JR.<br>William C. Lankford, Jr. | Director | March 17, 2011 |
| /s/ H. PALMER PROCTOR, JR.<br>H. Palmer Proctor, Jr. | Director | March 17, 2011 |
| /s/ W. CLYDE SHEPHERD III<br>W. Clyde Shepherd III | Director | March 17, 2011 |
| /s/ RANKIN M. SMITH, JR.<br>Rankin M. Smith, Jr. | Director | March 17, 2011 |

## EXHIBIT INDEX

| Exhibit No. | Name of Exhibit |
|---|---|
| 21 | Subsidiaries of Fidelity Southern Corporation |
| 23 | Consent of Ernst & Young LLP |
| 31.1 | Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 99.1 | Principal Executive Officer's Certificate pursuant to 31 CFR 30.15 relative to the participation of Fidelity Southern Corporation in the Capital Purchase Program. |
| 99.2 | Principal Financial Officer's Certificate pursuant to 31 CFR 30.15 relative to the participation of Fidelity Southern Corporation in the Capital Purchase Program. |

# FIDELITY SOUTHERN CORPORATION
# FIDELITY BANK


James B. Miller, Jr.
*Chairman*


Major General (Ret)
David R. Bockel


Wm. Millard Choate


Dr. Donald A. Harp, Jr.


Kevin S. King, Esq


William C. Lankford, Jr.


H. Palmer Proctor, Jr.
*President*


W. Clyde Shepherd III


Rankin M. Smith, Jr.

## Boards of Directors

**James B. Miller, Jr.**
*Chairman and CEO*
Fidelity Southern Corporation
Fidelity Bank
LionMark Insurance Company
*Board Member*
Berlin American Companies
Interface, Inc.
American Software

**Major General (Ret) David R. Bockel**
*Executive Director*
Reserve Officers Association
of the United States
Washington, D.C.

**Wm. Millard Choate**
*President*
Choate Construction Company

**Dr. Donald A. Harp, Jr.**
*Minister Emeritus*
*Adjunct Professor*
Candler School of Theology
Emory University

**Kevin S. King, Esq**
*Of Counsel*
Isenberg & Hewitt PC

**William C. Lankford, Jr.**
*Managing Member*
Moore Stephens Tiller LLC

**H. Palmer Proctor, Jr.**
*President*
Fidelity Southern Corporation
Fidelity Bank
*Secretary and Treasurer*
LionMark Insurance Company

**W. Clyde Shepherd III**
*President*
Plant Improvement Co., Inc.
*President*
Toco Hill, Inc.

**Rankin M. Smith, Jr.**
*Owner and Manager*
Seminole Plantation

**Robert J. Rutland**
*Founder, Director Emeritus*
*Chairman and CEO*
Greyland Development Group

## Senior Management

**James B. Miller, Jr.**
*Chairman and CEO*
Fidelity Southern Corporation
Fidelity Bank
LionMark Insurance Company

**H. Palmer Proctor, Jr.**
*President*
Fidelity Southern Corporation
Fidelity Bank
*Secretary and Treasurer*
LionMark Insurance Company

**Stephen H. Brolly**
*Chief Financial Officer*
Fidelity Southern Corporation
Fidelity Bank
LionMark Insurance Company

**David Buchanan**
*Vice President*
Fidelity Southern Corporation
*Executive Vice President*
Fidelity Bank
*President*
LionMark Insurance Company

# OFFICES

## Banking Services

**Mailing Address**
P.O. Box 105075
Atlanta, GA 30348
(404) 639-6500

**Internet Banking**
www.lionbank.com

**Telephone Banking**
(404) 248-LION
(888) 248-LION outside Atlanta

**Buckhead**
3490 Piedmont Rd. NE
Atlanta, GA 30305
(404) 814-8114

**Canton Road**
830 Old Piedmont Rd.
Marietta, GA 30066
(404) 553-2501

**Conyers**
1945 GA Highway 138, North
Conyers, GA 30013
(404) 553-2300

**Crabapple**
10920 Crabapple Rd.
Roswell, GA 30075
(404) 553-2175

**Decatur**
160 Clairemont Ave.
Decatur, GA 30030
(404) 553-2025

**Dunwoody**
1425 Dunwoody Village Pkwy.
Dunwoody, GA 30338
(404) 553-2100

**Jacksonville, FL**
10151 Deerwood Park Blvd.
Building 200
Suite 100
Jacksonville, FL 32256
(904) 996-1000

**Lawrenceville**
415 Grayson Hwy.
Lawrenceville, GA 30046
(404) 553-2476

**Merchants Walk**
1223 Johnson Ferry Rd.
Marietta, GA 30068
(404) 553-2376

**Newnan**
102 Newnan Crossing Bypass
Newnan, GA 30265
(404) 553-2325

**Northlake**
2255 Northlake Pkwy.
Tucker, GA 30084
(404) 553-2050

**Peachtree Center**
260 Peachtree St.
Suite 100
Atlanta, GA 30303
(404) 553-2600

**Peachtree Corners**
3500 Holcomb Bridge Rd.
Norcross, GA 30092
(404) 553-2150

**Perimeter Center**
2 Perimeter Center East
Atlanta, GA 30346
(404) 553-2075

**Perimeter West**
135 Perimeter Center West
Atlanta, GA 30346
(404) 553-2200

**River Exchange**
2080 Riverside Pkwy.
Lawrenceville, GA 30043
(404) 553-2125

**Roswell**
1325 Hembree Rd.
Roswell, GA 30076
(404) 553-2451

**Sandy Springs**
225 Sandy Springs Cir.
Sandy Springs, GA 30328
(404) 553-2250

**Southlake**
1267 Southlake Circle
Morrow, GA 30260
(404) 553-2225

**Sugarloaf**
1115 Old Peachtree Rd.
Suwanee, GA 30024
(678) 512-7000

**Terrell Mill**
1642 Powers Ferry Road SE
Suite 230
Marietta, GA 30067
(404) 553-2450

**Toco Hills**
2936 North Druid Hills Rd.
Atlanta, GA 30329
(404) 553-2275

**Vinings**
3020 Paces Mill Road
Suite 150
Atlanta, GA 30339
(404) 553-2401

**Winder**
20 West May Street
Winder, GA 30680
(404) 553-2000

## Operations Center

**Atlanta**
3 Corporate Square
7th Floor
Atlanta, GA 30329
(404) 639-6500

## Mortgage Services

(404) 248-5466
(888) 248-5466

## SBA Loan Production Office

(404) 553-2350
(888) 513-2860

## Credit Insurance

LionMark Insurance Company
(404) 639-6872

## Investment Services*

(404) 248-5466
(888) 248-5466

* Investment services offered exclusively through Sage Southeastern Securities, Inc., member NASD/SIPC, an independent broker/dealer, and: are not FDIC insured or insured by any Federal Government Agency; are not deposits or guaranteed by Fidelity Bank; and are subject to risk and may lose value.

## Direct Stock Purchase and Dividend Reinvestment Plan

Fidelity Southern Corporation's Direct Stock Purchase and Dividend Reinvestment Plan was established to provide shareholders with an easy way to purchase shares of stock. This Plan allows shareholders to make initial direct stock purchases of $1,000 to $10,000. It also allows shareholders to reinvest their quarterly dividends and make cash investments in Fidelity's common stock for a minimum of $100 up to $10,000 per transaction and $200,000 per year. Go to www.bnymellon.com/shareowner/isd.

## Executive Offices

3490 Piedmont Road, N.E.
Suite 1550
Atlanta, GA 30305
404-639-6500

## Telephone Banking

404-248-LION (5466)
888-248-LION (5466)

## Main Office Number

404-639-6500

## Online Banking

www.lionbank.com

## Independent Registered Public Accounting Firm

Ernst & Young LLP
Atlanta, GA

## Legal Counsel

Baker, Donelson, Bearman,
Caldwell & Berkowitz, PC
Atlanta, GA

Kilpatrick Stockton LLP
Atlanta, GA

## Financial Information

Shareholders and others seeking financial information about Fidelity may call Martha Fleming at 404-240-1504, write her at 3490 Piedmont Road, N.E., Suite 1550, Atlanta, Georgia 30305, or go to www.fidelitysouthern.com and see Investor Relations for more information concerning Fidelity's products and services, news releases, financial information, and other material relating to Fidelity Southern Corporation.

## Transfer Agent and Registrar

BNY Mellon
480 Washington Boulevard
Jersey City, New Jersey 07310-1900
(866) 203-4394
(201) 680-6578 (Outside U.S. and Canada)
(800) 231-5469 (TDD phone – Hearing Impaired)
(201) 680-6610 (TDD phone – Hearing Impaired – Outside U.S. and Canada)
www.bnymellon.com/shareowner/equityaccess

As a Fidelity Southern Corporation shareholder, you are invited to take advantage of our convenient shareholder services or request more information about Fidelity Southern Corporation.

BNY Mellon, our transfer agent, maintains the records for our registered shareholders and can help you with a variety of shareholder related services at no charge including:

- Change of name or address
- Consolidation of accounts
- Duplicate mailings
- Dividend reinvestment enrollment
- Transfer of stock to another person
- Additional administrative services

## Market Price - Common Stock

| 2010[1] | High | Low |
|---|---|---|
| Fourth Quarter | $ 7.26 | $ 6.07 |
| Third Quarter | 7.40 | 5.97 |
| Second Quarter | 9.10 | 5.64 |
| First Quarter | 5.88 | 3.24 |

| 2009[1] | High | Low |
|---|---|---|
| Fourth Quarter | $ 4.56 | $ 2.34 |
| Third Quarter | 4.59 | 2.41 |
| Second Quarter | 3.33 | 2.10 |
| First Quarter | 4.16 | 1.08 |

[1] Adjusted for stock dividends

As of March 3, 2011, there were approximately 550 shareholders of record. In addition, shares of approximately 1,750 beneficial owners of Fidelity's common stock were held by brokers, dealers, and their nominees.

## Equal Opportunity Employer

Fidelity Southern Corporation is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotions, transfers, and all other personnel policies will continue to be free from all discriminatory practices.

### Electronic Access via MLink℠

We invite you to join Fidelity Southern Corporation in its commitment to being an environmentally responsible corporation. For your convenience, electronic access to your financial statements and shareholder communications is now available with MLink℠. Access your important shareholder communications online 24 hours a day, 7 days a week within a secure customized mailbox. You can review and print your Investment Plan Statements, Investor Activity Reports, Forms 1099, notification of ACH transmissions, transaction activities and other selected correspondence.

Enrollment in MLink℠ is quick and easy! Just log onto Investor ServiceDirect® at www.bnymellon.com/shareowner/equityaccess and follow the step-by-step instructions.

**You may also send mail to BNY Mellon at:**
Fidelity Southern Corporation
c/o BNY Mellon
P. O. Box 358015
Pittsburgh, PA 15252-8015



FIDELITY
SOUTHERN
CORPORATION


3490 Piedmont Road, N.E. | Suite 1550 | Atlanta, Georgia 30305

(404) 248-LION

www.fidelitysouthern.com